As confidentially submitted to the Securities and Exchange Commission on September 9, 2025.

This draft registration statement has not been publicly filed with the Securities Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 3

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BETA Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3721	83-1276474
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1150 Airport Drive

South Burlington, Vermont 05403

(802) 281-3623

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kyle Clark

Chief Executive Officer

1150 Airport Drive

South Burlington, Vermont 05403

(802) 281-3623

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew R. Pacey, P.C. Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Jennifer Wu, P.C. Kirkland & Ellis LLP 401 Congress Avenue Austin, Texas 78701 (512) 678-9100	Roshni Banker Cariello Stephen A. Byeff Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4421

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)			Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated     , 2025

    Shares

BETA Technologies, Inc.

Class A Common Stock

This is the initial public offering of Class A common stock of BETA Technologies, Inc. We are offering     shares of our Class A common stock, par value $0.0001 per share (the “Class A common stock”). Prior to this offering, there has been no public market for our Class A common stock.

The estimated initial public offering price of our Class A common stock is between $     and $     per share.

We have applied to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “BETA.”

Following this offering, we will have two series of authorized common stock, Class A common stock and Class B common stock, par value $0.0001 per share (the “Class B common stock” and, together with the Class A common stock, the “common stock”). The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 40 votes per share and is convertible at any time, subject to the satisfaction of certain conditions as described herein, into one share of Class A common stock. Immediately following the completion of this offering, all outstanding shares of Class B common stock will be beneficially owned by Kyle Clark (sometimes referred to herein as the “Class B Common Stockholder”), our founder, President and Chief Executive Officer and a member of our Board. Accordingly, Mr. Clark will own approximately      % of our outstanding capital stock and control approximately      % of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares). As a result, Mr. Clark may have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. We will be a “controlled company” within the meaning of the corporate governance standards of the NYSE, and therefore we are permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the NYSE. Such corporate governance requirements include those that would otherwise require our board to establish a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. See “Management—Controlled Company Exception” and “Security Ownership of Certain Beneficial Owners and Management.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—The Offering—Emerging Growth Company.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the option for a period of 30 days after the date of this prospectus to purchase up to      additional shares of our Class A common stock on the same terms and conditions set forth above.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 29.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock on or about     , 2025.

Morgan Stanley	Goldman Sachs & Co. LLC
BofA Securities	TPG Capital BD, LLC

Prospectus dated     , 2025

# BETA ALIA CTOL ALL-ELECTRIC AIRPLANE

BETA
N214BT

BETA
TECHNOLOGIES

# BETA ALIA VTOL ALL-ELECTRIC AIRCRAFT

N250XT
19-1

# BETA AIRCRAFT MANUFACTURING - BURLINGTON INTERNATIONAL AIRPORT

BETA H500A ELECTRIC AIRCRAFT MOTOR + BATTERY

P7200262-102
DWG. REV. B.1
W/O 285901A

# BETA CHARGING AND SUPPORT EQUIPMENT

CABIN
CHARGE
BATTERY

# BETA 320 kW RAPID AIRCRAFT CHARGER

CHARGE

# BETA 40 + 65 kW MINICUBE CHARGER

# CURRENT BETA CHARGE NETWORK

TVC
BIV
LAN
YIP
OGD
SLC
SNS
MHV
SMO
AFW
PCD
OWB
SDF
SGH
CAK
YTZ
JHW
ELM
RME
PBG
BTV
RUT
PWM
RKD
CON
MHT
BED
GHG
BAF
SWF
MVY
GON
ACK
LNS
ABE
HGR
FDK
MRB
BWI
ILG
PNE
BLM
OKV
MTN
SHD
DCA
BWI
SBY
LWB
JYO
CHO
OFP
2W6
FCI
ROA
KIAD
BCB
BKT
VBT
ARG
UTA
TTA
GTR
PDK
FLO
BHM
AGS
JAN
MCN
MGM
AYS
CEW
GPT
EGI
VLD
CRG
TLH
BTR
LCH
GNV
GLS
AZI
AUH
United Arab Emirates
BETA
CHARGE NETWORK
Active
In Progress
Total Sites: 84
Active – BETA Funded: 12
Active – Customer Funded: 40
In Progress: 32

SALT LAKE, UT

THE GRAND CANYON, AZ

NEW YORK, NY

CLIFFS OF MOHER, IRELAND

EXIT
N916LF
EXPERIMENTAL
ALIA CTOL CARGO CONFIGURATION

ALIA CTOL PASSENGER CONFIGURATION

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover page of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. We are not, and the underwriters are not, making an offer to sell shares of our Class A common stock in any jurisdiction where an offer or sale is not permitted.

Through and including     , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contain additional information regarding these risks.

i

COMMONLY USED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, references to “we,” “us,” “our,” “our business,” the “Company,” “BETA” and similar references refer to BETA Technologies, Inc. and, where appropriate, our consolidated subsidiaries. In addition, the terms below that are used frequently in this prospectus have the following meanings:

•	“Amended and Restated Bylaws” means the Amended and Restated Bylaws of BETA, as in effect immediately prior to the completion of this offering.

•	“Amended and Restated Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of BETA, as in effect immediately prior to the completion of this offering.

•	“BETA Plan” means the BETA Technologies, Inc. First Amended and Restated 2018 Equity Incentive Plan.

•	“Board” means the board of directors of BETA.

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

•	“Common Stock” means the shares of Common Stock of BETA, $0.0001 par value per share prior to the Common Stock Reclassification (as defined in “Description of Capital Stock—General”).

•	“Credit Agreement” means the Credit Agreement, dated as of December 13, 2023, by and between the Company and Ex-Im.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“Ex-Im” means the Export-Import Bank of the United States.

•	“Final Assembly Facility” means the production facility of our aircraft manufacturing campus located in South Burlington, Vermont.

•	“GAAP” means accounting principles generally accepted in the United States.

•	“IPO Recapitalization” has the meaning ascribed to it described in “Description of Capital Stock—General”.

•	“JOBS Act” means the Jumpstart our Business Startups Act of 2012.

•	“LTIP” means the BETA Technologies, Inc. 2025 Long-Term Incentive Plan.

•

“Preferred Stock” means, collectively, the shares of Series A preferred stock, Series A-1 preferred stock, Series A-2 preferred stock, Series A-3 preferred stock, Series B preferred stock, Series C preferred stock and Series C-1 preferred stock of BETA, $0.0001 par value per share, outstanding prior to the Preferred Stock Recapitalization (as defined in “Description of Capital Stock—General”).

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended.

•

“Second Amended and Restated Stockholders’ Agreement” means the Second Amended and Restated Stockholders’ Agreement, dated as of March 16, 2021, by and among BETA and the other parties thereto, as amended.

•

“Amended and Restated Investors’ Rights Agreement” means our Amended and Restated Investors’ Rights Agreement, dated as of September  , 2025, by and among BETA and the investors party thereto, as amended.

•

“Super Voting Common Stock” means the shares of Super Voting Common Stock of BETA, $0.0001 par value per share, outstanding prior to the Class B Stock Exchange (as defined in “Description of Capital Stock—General”).

INDUSTRY AND MARKET DATA

The market data and certain other statistical information included in this prospectus are based on a variety of sources, including independent industry publications, government publications and other published independent sources. Some data is also based on our good-faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that these third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

BASIS OF PRESENTATION

Unless otherwise indicated, the information presented in this prospectus, other than our historical financial statements, is adjusted to reflect our    -for-1 forward split of our capital stock, occurring subsequent to the effectiveness of this registration statement, which will be effected upon filing our Amended and Restated Certificate of Incorporation (the “Stock Split”) and become effective immediately prior to the completion of this offering. Certain numbers reflected in this prospectus represent approximations due to required rounding in connection with the anticipated Stock Split. The actual numbers will not differ materially from such approximations.

TRADEMARKS AND TRADE NAMES

This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

GLOSSARY

The following are abbreviations and definitions of certain terms used in this prospectus, which are commonly used in the Company’s industry:

•	“Backlog” refers to the aggregate number of Firm Orders and Options.

•	“CTOL” refers to a Conventional Take-Off and Landing aircraft that takes off and lands at speed along a runway.

•	“DSCA” refers to the Defense Security Cooperation Agency.

•	“DOT” refers to the U.S. Department of Transportation.

•	“DoD” refers to the U.S. Department of Defense.

•	“EAR” refers to the Export Administration Regulations.

•

“Fixed Based Operator” refers to an entity granted the right by an airport to operate at the airport and provide services such as, but not limited to, fueling, hangaring and parking, along with other similar services.

•	“eCTOL” refers to electric Conventional Take-Off and Landing aircraft that takes off and lands at speed along a runway.

•	“Enabling Technologies” include motors, inverters, batteries, flight controls, charging systems and a nationwide electric charging network.

•	“eVTOL” refers to electric Vertical Take-Off and Landing aircraft.

•	“FAA” refers to the Federal Aviation Administration.

•	“FBW” refers to a fly-by-wire system that replaces manual fight controls with electrically signaled controls.

•	“FCC” refers to the BETA flight control computer.

•

“Firm Orders” refers to the number of aircraft under signed agreements with financial commitments. Unless otherwise specifically described, any reference to the number or value of Firm Orders in this prospectus is as of August 31, 2025.

•	“GSE” refers to Ground Support Equipment.

•	“ITAR” refers to the International Traffic in Arms Regulations.

•	“OEM” refers to an original equipment manufacturer.

•

“Options” refers to the number of aircraft that customers with Firm Orders have the right to purchase under signed agreements. Unless otherwise specifically described, any reference to the number or value of Options in this prospectus is as of August 31, 2025.

•	“VTOL” refers to a Vertical Take-Off and Landing aircraft that can take off and land vertically without the use of a runway (similar to a helicopter).

•

“zero-emission” as used herein with respect to our aircraft technology, refers to aircraft that produce no exhaust emissions during flight and does not refer to any emissions associated with manufacturing electricity used to power the planes or manufacturing or transporting the planes.

PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all the information that you should consider before investing in our Class A common stock. References in this prospectus to “BETA,” the “Company,” “we,” “us,” “our” and like terms are to BETA Technologies, Inc., a Delaware corporation, and its wholly owned subsidiaries, unless the context otherwise requires or we otherwise state. Certain terms used in this prospectus are defined in the section titled “Commonly Used Defined Terms.” You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

Our Company

We are redefining the aerospace industry. We have developed an electric aircraft platform and propulsion systems that are positioned to transform the aviation industry forward into a new phase of growth. We design, manufacture and sell high-performance electric aircraft, advanced electric propulsion systems, charging systems and components. Further, we have invested in the underlying infrastructure of this breakthrough technology, which is critical to bringing electric aviation to life. We believe we have developed a differentiated presence in North America and are well positioned to expand globally.

Our company was purpose-built to capture the significant, untapped market opportunity in sustainable, reliable and efficient electric aviation.

Vertical integration allows us to innovate rapidly and capture meaningful economic value throughout an aircraft’s lifetime by providing batteries and aftermarket services for BETA aircraft and other customers. Our focus is on the Enabling Technologies essential to electric aviation, including batteries, motors, flight control systems and a nationwide network of electric charging and related equipment. With proprietary control over these core technologies, we offer customers a complete platform to support their adoption of electric aircraft to enable both existing and new missions. This multilayered approach provides us with recurring, high margin opportunities.

We have developed highly scalable technologies that can be tailored to, and deployed for cost-effective and safe missions across cargo and logistics, defense, passenger and medical end markets. Our simplified approach to designing electric aircraft allows us to service a variety of end markets and mission types leveraging the same core technologies. The portability of our technologies and systems across various aircraft also unlocks flexibility to innovate on future generations of aircraft.

We are pursuing a stepwise approach to growing our business in both certification and market entry. We believe this significantly derisks our business model and expands our addressable market. This approach creates a logical progression where each certification effort informs the next—streamlining documentation, building continuity with FAA personnel, and reducing risk across programs.

Our go-to-market strategy is also incremental over time. We intend to prioritize cargo and logistics, while also giving focus to military applications and medical industries, before delivering aircraft to passenger operators.

We believe our ALIA CX300 (the “CX300”) electric aircraft is at the forefront of the electric aviation industry. The ALIA CTOL has successfully flown thousands of flights, over 80,000 miles, including operations in North America and Europe. This includes the world’s first, all-electric passenger flights into John F. Kennedy International Airport, which utilized approximately $7.00 in flight fuel costs, demonstrating electric aircraft’s integration into congested national airspace and approximately 95% in fuel cost savings when compared to a combustion aircraft based on internal estimates. Our CX300 also made its debut at the Paris Air Show in June 2025 opening the show with an aerial ballet demonstrating the performance and agility of our electric aircraft.

Further, our aircraft has been used by the U.S. military in training missions and flown by the FAA, providing us with valuable data with respect to our aircraft and our certification strategy. We have also completed successful missions with the DoD and cargo and logistics and medical partners and customers such as UPS and United Therapeutics Corporation (“United Therapeutics”).

We believe our aircraft represents a significant cost efficiency advantage, as total operating costs are 42% lower compared to new traditional conventional aircraft based on internal estimates. This reduction is primarily attributed to the substantially reduced maintenance requirements given our simplified aircraft design. Our aircraft’s design eliminates the need for complex components such as gear boxes, in-flight liquid cooling systems, and thrust vectoring mechanisms, further streamlining maintenance operations and contributing to lower operational costs. We believe the operating savings are even higher when comparing our eVTOL variant relative to traditional helicopters.

We believe we are the first electric aircraft OEM with a scale production facility, and we have room to grow. Our approximately 188,000 square foot Vermont production facility is designed to support production of more than 300 aircraft annually at maturity through optimized processes and manufacturing flows. We have site control and permits for expansion to over 355,000 square feet to accommodate significant future growth.

Key and Enabling Technologies employed on the BETA Aircraft.

Our Business Model

Illustrative Total Program Lifecycle Gross Profit

Gross Profit ($)
Aftermarket
Aircraft Sales
Multi-decade airframe lifecycle
Lifecycle (20+ Years)

Our business model contemplates four key revenue streams:

(1)	selling aircraft to military and commercial customers such as UPS, Air New Zealand and United Therapeutics;

(2)	selling replacement batteries to operators in the aftermarket;

(3)	selling propulsion systems as a merchant supplier to other eVTOL manufacturers such as Textron eAviation; and

(4)	selling GSE, primarily chargers, to state governments, operators, Fixed Base Operators and other electric aviation companies.

Our market-entry strategy for our aircraft is initially focused on selling to operators that specialize in cargo and logistics, military and medical operations, before expanding into delivery of aircraft to customers for passenger operations. That said, our financial opportunity is maximized over the entire lifetime of the aircraft. For example, if operated for 20 years, we estimate a typical electric aircraft will require 18 to 20 sets of replacement batteries, generating approximately $13 million in revenue assuming replacement of batteries for all customer use cases every year at current year pricing levels with a 2.5% annual escalation. We believe there are customers who will easily meet this utilization.

Further, our customers will also benefit from improving battery technology over the lifetime of the aircraft, as replacement batteries are expected to deliver superior aircraft performance due to improved energy density, which directly translates into longer range and higher speeds. We believe our ownership of the battery pack technology, protected by an extensive portfolio of intellectual property, will allow us to recognize substantial recurring revenue, even after the initial aircraft sale, contributing a majority of the lifetime revenue at attractive margins.

As a merchant supplier, we leverage our technical advantage in selling propulsion systems, core components and charging infrastructure to others in the aerospace and marine industries.

We are also developing a fully-integrated, digital platform, “Operate,” with access to real-time data from our aircraft and GSE to optimize our customers’ operational capabilities. This system enables end-to-end visibility and control over their electric aircraft fleets, including real-time flight monitoring and charging infrastructure management, AI-powered predictive maintenance and network planning, and battery health and operating cost optimization. Our digital platform also drives regulatory compliance through automated maintenance record synchronization and offers seamless integration with existing aviation systems through universal API access.

We are developing Operate in four modules: Maintenance, Control Center, Network and Data. The Maintenance module launched in July 2025 and is in active use to track maintenance on the four aircraft currently in the field, with Bristow and Air New Zealand expected to use it during operational trials. Development of the integrated Control Center module is underway, with limited functionality already in use, and an initial commercially viable version targeted by the first half of 2026. The Network and Data modules remain in planning, with availability expected prior to aircraft certification, currently targeted for late 2026.

Finally, our business model capitalizes on a fundamental element of electric mobility. Electric aircraft need electric charging. To this end, we have developed a series of charging infrastructure, including large charge cubes designed for stationary charging, mini cubes designed for more mobile applications and thermal management systems, which cool batteries during high-speed charging. Our charging products and infrastructure are designed to use the Combined Charging System (“CCS-1”) charging protocol, allowing for charging access for both electric aircraft and ground vehicles. Through a series of customer and government investments, we have built a charging infrastructure for all electric aircraft operators to use nationwide.

Our Products

We develop electric aircraft, their critical systems and components (such as motors and batteries) and GSE to charge them. We believe this enables our customers to complete all-electric, cargo and logistics, medical transport, and passenger missions at lower operating costs.

Aircraft

Wingspan	50 ft	**Charge Time**	1 hour
Payload	1240 lb	**Piloting**	Single Pilot, IFR
Cabin Volume	200 ft^3	**Training**	Dual Pilot Configuration
Passenger Capacity	5 Pax + 1 Pilot	**Max Cruise Speed**	135 kts

ALIA CTOL CX300 (Piloted, Electric)

ALIA CTOL (CX300) – Designed for all-weather deployment and reliability, our CTOL aircraft transports six people or 200 cubic feet of cargo plus two crew members on missions of up to approximately 215 nautical miles. This aircraft is intended to leverage existing airport infrastructure and fly in accordance with existing procedures to enable rapid adoption. We are targeting FAA Part 23 certification at the end of 2026 or early 2027. Our Backlog for the CTOL consists of 331 units, of which 131 units are for Firm Orders and 200 units are for Options. Examples of key CTOL launch customers include Air New Zealand and United Therapeutics, highlighting the versatility of the aircraft. We have not yet delivered any certified aircraft, and therefore, no associated revenue has been recognized.

Wingspan	50 ft	**Charge Time**	1 hour
Payload	1125 lb	**Piloting**	Single Pilot, IFR
Cabin Volume	200 ft^3	**Training**	Dual Pilot Configuration
Passenger Capacity	5 Pax + 1 Pilot	**Max Cruise Speed**	135 kts

ALIA VTOL A250 (Piloted, Electric)

ALIA VTOL (A250)– The ALIA VTOL (A250) is a vertical takeoff and landing aircraft, allowing it to operate from locations with or without runway access. We believe our simple and efficient design differentiates us from others in the industry – enabling a clear path to certification, lower operating costs, high reliability and class-leading range and payload.

Our Backlog for the ALIA VTOL consists of 560 units, of which 158 units are for Firm Orders and 402 units are for Options, with a goal of achieving type certification (“Type Certification”) towards the end of 2027 or early 2028. Our order book highlights the broad capabilities of our aircraft across: cargo and logistics, including orders from UPS and Bristow; medical operations, including orders from Metro Aviation and New Zealand Air Ambulance; and passenger operations, including orders from Blade and FlyNYON. We have not yet delivered any certified aircraft, and therefore, no associated revenue has been recognized.

ALIA Defense VTOL MV250 (Autonomous, Hybrid)

ALIA Defense VTOL (MV250) – The MV250 is the military variant of our VTOL aircraft and draws heavily from the ALIA platform. The capability specifications from our cargo and logistics customers stack up closely with specifications from the U.S. military for their next generation aircraft, including capabilities such as long range, low heat/noise signature operations and the potential to operate autonomously. The specifications from these customers, which we expect to be able to deliver, are for a vertical takeoff and landing aircraft that can carry up to one ton (approximately 2,000 pounds) 250 nautical miles, which is priced between $5-10 million, and has operating cost benefits over existing aircraft models.

We expect multiple military branches to use ALIA defense VTOLs in their operations. We remain a candidate for the USMC’s Aerial Logistic Connector program which seeks to fill the large size class contested logistics. Additionally, the Army established the Contested Logistics Cross-Functional Team under Army Futures Command to generate requirements that will drive future programs of record.

We are also partnering with General Electric Company, operating as GE Aerospace (“GE Aerospace”), to co-develop a hybrid electric turbogenerator, specifically designed for defense and civil applications. In conjunction with the partnership, GE Aerospace is making an equity investment of $300 million in BETA. This collaboration is poised to enhance our offerings by integrating hybrid electric capabilities, which are critical to modern defense applications. The new turbogenerator technology, we believe, can deliver multiple advantages, including longer range, higher speed, reduced operating costs, and increased payload capacity. Our joint efforts signify a strategic advancement in leveraging hybrid electric propulsion systems, meeting the stringent demands of both defense operations and commercial aviation. This partnership reflects our commitment to adopting cutting-edge technology for sustained growth and operational efficiency.

The certification process for defense aircraft is different from the FAA civil aircraft certification process in that standards of safety and performance are applied to aircraft based on the intended mission and level of safety required to perform the intended mission for the DoD; in many cases offering reduced requirements than the FAA. Due to the variety of mission cases the MV250 has the potential to serve, the requirements for and timeframe in which it is approved for military service remains to be defined. Separately, the DoD has the ability to operate the aircraft for a subset of test and demonstration missions prior to obtaining formal approval.

Larger Aircraft – We are in the development phase of a larger aircraft initially designed to carry up to 19 passengers. We are able to move rapidly by leveraging our existing technologies and experience from existing aircraft. We believe this product will further expand our market share by creating new opportunities for operators to realize the benefits of electric aviation in large aircraft. The timeline for obtaining civil certification of the larger commercial airplane has yet to be determined.

Motors

H500A Motor

Max Power	573 HP (427 kW)
Weight	165 lb
Efficiency	97.5%
Power-to-Weight Ratio	5.7 kW/Kg

V600A Motor

Max Power	610 HP (455 kW)
Weight	161 lb
Efficiency	95%
Power-to-Weight Ratio	6.2 kW/Kg

H500A Motor (L) and V600 Motor (R)

The H500A motor leads the industry both in terms of maximum power output and power-to-weight ratio, weighing only 165 pounds while providing 573 horsepower based on internal testing. We believe this leadership position is achieved through a simple design that is free of heavy liquid cooling systems and complicated assemblies – allowing for 97.5% efficiency based on internal testing. The H500A features dual redundancy and significantly fewer parts than a comparable legacy aircraft engine. Our design philosophy of the H500A lends itself to easy adaptation into the more powerful H500B variant and V600A vertical lift motor, both currently in development.

We sell our motors to both established aerospace and defense OEMs, as well as new market entrants designing electric aircraft. Our electric motors have aerospace and marine applications that require high reliability with significant power in a small package. As an example, we have a subcontract with General Dynamics Applied Physical Sciences, manufacturing and delivering hardware and associated engineering services, in support of a Defense Advanced Research Projects Agency (“DARPA”) program focused on developing advanced propulsion technology for undersea vehicles. These opportunities represent both initial sales and long-term recurring revenue when motors require maintenance or replacement in the aftermarket.

In July 2025, the Hartzell Propeller received FAA Part 35 Type Certification, becoming the first propeller the FAA has certified for any electric aircraft. This milestone serves as a stepping stone for obtaining Type Certification by the FAA for the H500A under Part 33 given the parallels between FAA Part 35 Type Certification, which governs propeller certification, and FAA Part 33, which governs airworthiness standards for engines.

We are targeting Type Certification by the FAA for the H500A under Part 33 in late 2025 or early 2026. A Part 33 certification will enable easier integration of the H500A on to Part 23 aircraft.

Batteries

Batteries

Electric aircraft require batteries, and we are operating with today’s battery capabilities. We purchase battery cells and integrate them into a proprietary module and pack assembly designed with features to deliver safer energy across multiple aircraft and non-aircraft platforms. Our batteries contain redundant protections against unlikely thermal runaway events, communication issues or non-uniform discharges. The packs we deliver meet stringent industry-standard regulatory requirements. The frequency of replacement can depend on various usage conditions, but we estimate the majority of customers will need to replace batteries every 12-24 months.

GSE and Multi-Modal Charging Network

PBG
BTV
RKD
PWM
RUT
RME
CON
MHT
BED
GHG
MVY
ACK
BAF
SWF
GON
BLM
ABE
LNS
FDK
HGR
MRB
ILG
PNE
MTN
BWI
OKV
SHD
DCA
SBY
LWB
JYO
OFP
2W6
CHO
FCI
ROA
KIAD
BCB
BKT
YTZ
JHW
ELM
CAK
TVC
LAN
YIP
BIV
SGH
SDF
OWB
PCD
ARG
VBT
UTA
TTA
FLO
GTR
BHM
PDK
AGS
JAN
MGM
MCN
AYS
CEW
EGI
GPT
BTR
LCH
GLS
TLH
VLD
CRG
GNV
AFW
OGD
SLC
SNS
MHV
SMO
AZI
AUH
United Arab Emirates
BETA
CHARGE NETWORK
Active
In Progress
Total Sites: 84
Active – BETA Funded: 12
Active – Customer Funded: 40
In Progress: 32

BETA’s Differentiated Footprint

We design and manufacture the mission-ready equipment needed to charge electric aircraft and supporting infrastructure. Our charge equipment uses the CCS-1 plug format adopted as the industry standard. Several electric aircraft operators have purchased our charging products for their facilities and vertiports. Our suite of products enables seamless reservations, billing and a zero-touch user experience. We believe this interoperability creates a strong network effect and further cements our leadership role in the industry.

Charge Cube – The Charge Cube is the central component of charging infrastructure. Its compact design, 50-foot charging radius and compliance with the CCS-1 standard allows compatibility with a broad range of emerging electric aircraft. Certified by Underwriters Laboratories, our Charge Cube offers differentiating features such as a touchless interface, automated cable management, reduced crew workload and enhanced safety.

Thermal Management System (TMS) Cube – The TMS Cube optimizes battery charging, performance and extends the lifespan of batteries. It pre-conditions and thermally manages aircraft batteries to enable efficient and reliable charging, especially in varying environmental conditions. Thermal management is vital to maximizing battery health and enabling fast charging. Other early-stage electric aircraft manufacturers are working to make their aircraft design compatible with our TMS product.

Mini Cube – The Mini Cube offers flexible, mobile fast charging for a variety of platforms including aircraft and ground vehicles. Its portability, integrated cable storage, and support for the CCS-1 protocol make it ideal for dynamic use in hangars and vertiports. The Mini Cube supports a clean and safe operational environment, while providing supplemental or backup charging capacity for diverse transportation assets.

Charging Products

As of August 31, 2025, we have commissioned 51 high-speed airport charging stations capable of recharging our ALIA CTOL or VTOL aircraft in as little as 20-40 minutes for average flights. This network has been funded almost entirely, by our customers and industry peers. Additionally, we have installed the first electric aircraft charger on a U.S. military base at Duke Field, which is part of the broader Eglin Air Force Base complex.

Large, Untapped Market Opportunity

We define our market opportunity in terms of our total addressable market (“TAM”), which is calculated based on the potential for new aircraft sales for commercial and defense applications, in addition to the lifetime revenue of potential aftermarket components and services. The aftermarket components and sales include batteries, motors, other components, maintenance, training and charging solutions.

We estimate the TAM for electric/hybrid aircraft to consist of approximately 60,000 units with an assumed value of $250 billion, using an average selling price of approximately $4 million per unit, through 2035. This is based on internal calculations derived from publicly available information and an analysis conducted by a global third-party consulting firm, not commissioned by us, which focused on passenger use cases. In addition, we have included incremental cargo, medical, defense and passenger use cases based on our market analysis and experience. We have further excluded certain geographic and aircraft use cases that are outside the scope of our intended business model. In addition to initial aircraft sales, we believe that each aircraft represents an estimated three times in incremental aftermarket revenue opportunity throughout its life, for an approximate value of $750 billion. We have developed CTOL and VTOL aircraft which can serve both commercial and end markets, cargo and logistics and passenger applications, to maximize the potential TAM.

Aircraft Sales Set to Unlock TAM of ~$250B by 2035 in Electric Aviation with incremental 3x+ ($750B+) in Aftermarket
Each aircraft represents 3x+ in incremental aftermarket opportunities
~60K Aircraft
2035
Aftermarket Opportunity
Total Addressable Opportunity in Aircraft Units in Thousands

Total Product Lifecycle

We believe that each aircraft we sell presents a larger long-term service and aftermarket revenue opportunity for additional value capture over a 20-year period.

As our global aircraft fleet grows, replacement batteries and maintenance requirements are also expected to grow. To support growing fleets of electric aircraft, charging infrastructure will be required at airports and vertiports globally.

In aviation, most maintenance requirements are recurring and non-deferrable, even during periods of economic downturn or reduced demand for commercial air travel.

We primarily compete across four end markets within the aerospace industry: cargo and logistics, medical, defense and passenger.

Cargo and Logistics: We believe cargo and logistics represent a near-term, sizable and compelling opportunity for our aircraft and products. Based on the demand for timely supply chain solutions caused by the rise of e-commerce, large global parcel and e-commerce companies have tested and placed orders for electric aircraft and drones to address supply chain constraints. In 2024, e-commerce made up approximately 16% of total retail sales in the United States based on the U.S. Census Bureau, 2024 Annual Retail Trade Survey. In parallel, customers are increasingly demanding faster delivery times, pressuring traditional distribution networks. The introduction of electric aircraft in cargo and logistics, specifically in rural areas, received additional support in the June 2025 Executive Order entitled “Unleashing American Drone Dominance” (the “June 2025 Executive Order”). Customers including UPS and Bristow have placed Firm Orders.

Medical: Electric aviation, both CTOL and VTOL, are well-suited to meet the growing demand for fast, reliable and environmentally sustainable healthcare logistics. Our aircraft are uniquely suited for medical operations with their large and flexible interior spaces. Lower operating costs of electric aircraft make them well-suited for Medical Cargo and Low-Acuity Patient Transfer missions. Customers including United Therapeutics, Metro Aviation and New Zealand Air Ambulance have placed Firm Orders.

Defense: Our ALIA platform is well suited for emerging necessities of modern warfare in both their low maintenance burden and their autonomy-ready designs. Current events and conflicts across the globe have resulted in increased defense and national security spending, both nationally and internationally. Existing defense logistics platforms, mainly helicopters, are poorly suited for imminent threats, including conflicts across wide expanses of ocean. In the United States, defense and national security spending benefits from strong bi-partisan support, which has resulted in a stable and growing investment over time. Our demand forecast consists of nearly 2,000 BETA aircraft for defense applications through 2035 based on DoD estimates and internal opportunity sizing. We believe the increased focus on lower cost, attributable and, where possible, dual-use technology that can be rapidly produced, will benefit us and aligns with our key focus areas.

Passenger: We believe that the demand for urban and regional air mobility services will usher in a new wave of growth for the commercial aerospace market. Based on 2024 schedule data, 20% of flights globally are under 300 miles, demonstrating this trend. As traditional, ground-based transportation alternatives become increasingly expensive and population growth accelerates, their scalability is becoming highly questionable. At the same time, technological advances in battery energy density, propulsion, design and materials are enabling aircraft to serve shorter distances in a more cost-effective and environmentally sustainable manner. The convergence of these forces has led airlines, aircraft lessors and charter companies to place orders for over ten thousand aircraft worth over $80 billion. We expect these trends to continue and create new opportunities to convert terrestrial transportation demand to aircraft.

Our Competitive Strengths

Simple Design along with a Strategic, Stepwise Approach to Derisk the Certification Process

Our certification strategy is purpose-built to advance new technology through a staged roadmap that we believe aligns with the FAA’s safety mission of “building confidence instead of friction.” This strategy advances our guiding principle, “safety through simplicity.” For example, if a component, joint or moving piece is not needed for safety on the aircraft—it is not on the aircraft. This clarity and decisiveness saves us a significant amount of time and effort as we seek certification across our product suite. In July 2025, the Hartzell Propeller received FAA Part 35 Type Certification, becoming the first propeller the FAA has certified for any electric aircraft.

We are taking a pragmatic approach that aligns with FAA frameworks, de-risks certification timelines and lays a scalable foundation for broader market success. This stepwise approach creates a logical progression where each certification effort informs the next — streamlining documentation, building continuity with FAA personnel and reducing risk across programs. Our market entry strategy mirrors this discipline by beginning with cargo and logistics and medical applications—lower-risk, high-value missions that can enable early revenue, generate real-world safety data and foster public trust ahead of passenger operations.

We are leaders in shaping policy through FAA collaboration and contributions to the development of policy needed for innovative technologies. We believe that we have built a trusted, influential relationship with the agency across all levels, enabling us to help shape regulation and accelerate progress first for BETA and thereafter for the entire industry.

In July 2025, the FAA released Advisory Circular (AC 21.17-4), which covers type certification of powered-lift aircraft and sets out the requirements for airworthiness approval of eVTOL vehicles. Previously, eVTOL developers engaged with the FAA on an individual basis to agree on the G-1 certification basis for their aircraft, including a lengthy public comment process. In BETA’s case however, pursuant to AC 21.17-4, we were able to adopt the AC requirements as our certification basis, accelerating our path to certification. In August 2025, we closed our G-1 certification basis following the submission of our Stage 3 response to the FAA. Due to negotiations with the FAA and our advocacy for streamlined requirements that are optimized for our aircraft configuration within the final Advisory Circular, we were able to secure favorable certification requirements that are closely aligned with the Special Federal Aviation Regulation (“SFAR”) adopted by the FAA in December 2024.

Certification Pathway

Vertically-Integrated Aerospace Company Developing the Core Technologies that Enable the Emerging Electric Aviation Ecosystem

We control and make proprietary batteries, motors, FBW systems and software for our aircraft. These core technologies are sought after by leading aerospace incumbents, further validating the demand for our products. These aircraft components are designed, manufactured and tested in our existing facilities.

Our vertical integration facilitates improve collaboration and communication across different stages, through our “approve then improve” strategy. We prioritize rigorous design, manufacturing, and testing protocols to ensure the highest quality products. This integration supports our ability to adapt swiftly to design and product changes, ensuring that we remain competitive and responsive to our customers’ needs.

Our vertical integration allows for rapid iteration in the design and manufacturing process of our aircraft. The physical proximity of our R&D, manufacturing and testing facilities allows for faster collaboration and increased efficiency compared to a process reliant on many external suppliers. The capital investment in extensive manufacturing space enables us to scale to a rate of 300 aircraft per year at maturity, and we have site control for additional expansion. Further, our aircraft production lines are designed with the capability to produce both the CX300 and A250 aircraft on the same tooling. Common part applications across our aircraft programs, such as engines, batteries, FBW controls, avionics and landing gears, enable streamlined manufacturing processes and maximize operational efficiency.

Cargo and Logistics First Approach to Provide Nearer Term Market Entry

Our cargo and logistics ALIA CTOL facilitates early market entry. The cargo and logistics ALIA CTOL relies on standing rules and infrastructure to tap into an existing and growing logistics market. The demand from cargo and logistics and medical logistics operators is demonstrated by existing Backlog orders. Our CTOL aircraft easily integrates into the nation’s airspace and procedural landscape. Electric charging systems are the only additional infrastructure required, which we have been building for several years. We believe certifying our cargo and logistics ALIA CTOL airplane under FAA’s Part 23 relies on established rules to unlock revenue through the sale of type certified aircraft.

We believe the benefits of our cargo and logistics first approach will flow through to support the rapid progression of the passenger ALIA CTOL, along with all our ALIA VTOL programs. We expect to collect valuable operational data and flight experience through the use of our cargo and logistics ALIA CTOL by logistics and medical customers. We believe this data and experience will support passenger variant entry into service with a track record of safety and operational successes. It further allows us to continue building the infrastructure necessary to support our passenger customers’ urban and regional operations.

Our strategy carries across both our ALIA CTOL and VTOL platforms. Each aircraft is expected to enter service under a Type Certification for cargo and logistics operations first, followed by a passenger configuration through an amended Type Certification process. The significant similarity across the ALIA platform will ease the FAA’s Type Certification amendment process. As the only electric aircraft manufacturer with a clear cargo and logistics go-to-market strategy, we believe that we are well positioned to benefit from the rural logistics-focus of the June 2025 Executive Order – particularly in its directive for the FAA to allow the commercial use of electric aircraft prior to Type Certification.

Aftermarket-focused Business Model that Targets Recurring Revenue over Full Aircraft Lifetime

Our business strategy centers around leveraging aircraft sales to generate extensive recurring revenue at attractive margins over the lifetime of each aircraft. We plan to provide essential support throughout the operational lifespan of our aircraft, seeking to ensure continuous performance, safety and reliability. Our strategy prioritizes establishing diversified and consistent recurring revenue streams, servicing batteries, charging, maintenance and parts, creating a compelling opportunity for long-term profitability.

Battery replacements alone are expected to exceed the initial revenue from selling individual aircraft and provide higher margins. In a dynamic unique to electric aviation, replacement battery packs have the opportunity to increase the range of existing aircraft – increasing their utility.

Beyond BETA-built aircraft, selling our motors, batteries and other aircraft components to others extends our ability to leverage aftermarket recurring revenue at attractive margins.

Deep Relationships with Partners and Customers Who Rely on Our Innovative Solutions

Our innovative technologies have allowed us to develop deep partnerships with world-class aerospace and defense OEMs, commercial passenger and cargo and logistics operators, airports across the globe and the DoD.

We provide critical components to aerospace and defense OEMs. We have established strategic relationships with key commercial entities, many of whom we count as early investors, to enhance their logistics and transportation capabilities. Our partners and customers include UPS, with whom we collaborate on the efficient movement of cargo, and United Therapeutics for specialized organ transport. Similarly, we work with Air New Zealand and Bristow to manage the safe, efficient transportation of passengers. In addition, we believe our recently established partnership with GE Aerospace to co-develop hybrid electric turbogenerators will bring significant enhancements to range, payload, speed, and performance compared to existing aircrafts. We have also cultivated and maintained strong working relationships with key branches of the military, including the U.S. Air Force, Army and Marine Corps. Our collaborations with these branches exemplify our commitment to supporting the operational needs of the military through enhanced efficiency, reliability and technological integration. Through these efforts, we believe that we have been able to deliver solutions that meet the rigorous demands of military operations and contribute meaningfully to their critical missions and objectives. We have successfully completed several exercises with the DoD over the past 24-36 months including a three-month deployment to Eglin Air Force base which included more than 200 flights with 100% up-time.

Extensive Intellectual Property Portfolio

Our focus is on Enabling Technologies essential to electric aviation, including batteries, motors, flight control systems and a nationwide network of electric charging and related equipment. Our business model leverages a broad suite of intellectual property protected by 447 patents as of August 31, 2025 to protect our ownership and control of such Enabling Technologies, the earliest expiration date of which is 2040 if all maintenance fees are paid. These patents underscore the portfolio’s strategic coverage and solidify our position as a leader in the aerospace sector. This broad suite of protected IP is not only designed to ensure our competitive edge but also facilitates ongoing innovation and application of our technologies.

Experienced Leadership and Team with Deep and Relevant Industry Expertise

Our leadership team, led by founder and Chief Executive Officer Kyle Clark, includes a group of seasoned executives, all of whom bring extensive experience in aerospace, engineering and operations. This diverse expertise allows us to navigate the complexities of developing an innovative solution to revolutionize the aviation industry.

Kyle is an experienced technical leader and multidisciplinary engineer. He holds a degree in Materials Science and Engineering from Harvard University, and has practiced and taught power electronics and controls engineering for more than 20 years. Kyle was the lead engineer on the Patriot Missile System electrification program and has published papers on high voltage design and test for proton accelerators. Kyle is also a certified flight instructor and commercial pilot with both helicopter and jet ratings and he flies a variety of aircraft nearly every day. Kyle is an experienced aircraft builder, machinist, welder and test pilot, which enables him to empathize and debate a wide variety of topics from primary manufacturing, to system test, to industrialization.

We also maintain a world-class Board, with deep rooted experience that includes multiple public company founders and CEOs, military experts, financial and operations experts, and five certified pilots. In addition, we maintain a Defense Advisory Board composed of three generals and two lieutenant generals, each possessing extensive experience in defense and strategic planning, and whose collective expertise is instrumental in providing insight and guidance on our defense strategies. Our Board and Defense Advisory Board play a critical role in shaping our approach to navigating complex environments, seeking to ensure that our solutions meet the rigorous demands of modern commercial and military operations.

Our team’s collective experience and strategic direction are foundational to our continued success and innovation.

Our Growth Strategy

We intend to pursue the following strategies to realize meaningful growth across our business.

Leverage Diverse Customer and Strategic Relationships for Expanded Market Aperture

Our leadership position in the technologies required for electric aviation is actively reinforced through strategic partnerships and/or orders from the strongest players in their respective industries including General Dynamics, Applied Physical Sciences, Textron eAviation, United Therapeutics and UPS. We will continue to collaborate closely with our customers and partners, seeking to ensure that our technologies are suited for an expanding aperture of market demand and industry trends. Beyond the United States, we have line-of-sight to serving considerable international demand in both civil and defense sectors.

Built on both our expertise and the trust of established aircraft manufacturer, to date, we have secured nearly $60 million in both Firm Orders as well as sales orders of our Enabling Technologies – all of which are protected by our growing portfolio of 447 patents as of August 31, 2025, the earliest expiration date of which is 2040 if all maintenance fees are paid. We intend to further expand our network of customers by continuing to provide world-class technologies in the form of products that make safe, cost-effective electric aviation a reality.

Obtain FAA Type Certification in the U.S. and Then Seek Validation with EASA and Other Regulators

We are in the process of certifying our H500A electric motor (FAA Part 33), ALIA CTOL (CX300) airplane (FAA Part 23), and ALIA VTOL (A250) aircraft (FAA Part 21.17(b)). We also maintain relationships with all major civil aviation authorities to enable validation as our international footprint expands. Early engagement with EASA is currently underway to provide initial awareness of our platforms. After FAA certification is secured for each Type Certification program, we plan to pursue validation with Transport Canada and CAA New Zealand to support existing international customers. We believe we will be able to achieve applicable additional verifications post FAA certification. These efforts align with our commitment to meet global regulatory standards and deliver certified aircraft across key markets.

Distribute and Advance our Technology to Deepen Trusted Partnerships with the DoD

In 2024, we obtained Facility Clearance (FCL) from the Defense Counterintelligence and Security Agency (DCSA). Our FCL supports our ability to generate and handle classified information and conduct classified work as prime and subcontractors for U.S. government contracts. Additionally, employees hold security clearance for the execution of classified contracts.

We also intend to continue to build on our successful collaboration with the U.S. Army through the Combat Capabilities Development Command (DEVCOM) to support developing requirements from the Contested Logistics CFT as well as with the U.S. Marine Corps with the Aerial Logistics Connector and Medium Aerial Resupply Vehicle—Expeditionary Logistics programs. We believe our environmentally sustainable, zero-emission electric propulsion, low heat signature technology is critical to achieving the DoD’s requirements for reduced acoustic signatures for stealth, lower operating costs and enhanced energy resilience.

Given our track record of success with the DoD, the U.S. military is exploring further opportunities with our innovative aircraft including, but not limited to contested logistics, medevac, power delivery to field units and personnel and cargo transport.

With our flight proven aircraft and GSE delivering mission critical capabilities, we continue to enable equipment and supply pre-positioning, scalable logistics packages and access to forward operating sites in dispersal operations.

Grow Base of Recurring Revenue and Profit through OEM Aircraft Lifecycle Model and Control of Infrastructure

We believe our proprietary aftermarket solutions unlock multi-year recurring revenue streams. Given the battery replacement and light service for motors over the multi-year life of each aircraft sold, we expect that our recurring revenue at attractive margins will increase over time.

We believe our ownership and control of charging equipment technologies will allow us to continue to grow the U.S. network at airports and other locations. In addition, we intend to expand this charging network globally in advance of filling sales of ALIA to our international customers.

In the traditional aircraft business model, profit generation is compartmentalized among different entities: aircraft OEMs profit from the sale of aircraft, fuel providers and Fixed Base Operators (“FBOs”) from the sale of fuel, and engine OEMs from maintenance services. In contrast, our model represents a comprehensive integration of these segments. We develop and sell the aircraft while simultaneously owning and distributing the charging infrastructure. Furthermore, we conduct all necessary maintenance, enabling us to capture value across all traditional revenue streams by consolidating these operations under one roof. We believe this integrated approach not only diversifies our revenue but also allows us to offer streamlined, efficient service to our clients, enhancing the overall value proposition of our business model.

Expand Nationwide Charging Network

We believe we are a leader in electric ground support innovation and have built the only aviation-centric charging network in the world – one that will power not only our aircraft but the emerging industry. We intend to continue to expand this network through strategic partnerships with established FBOs, reducing the regulatory burden, capital and overhead required to effectively execute. Additionally, we intend to continue to work with customers and public institutions to expand our network with minimal capital requirements. We believe this model has been successfully demonstrated through infrastructure contracts with the U.S. Department of Health and Human Services (DHS) and United Therapeutics to date.

Achieve Economies of Scale and Manufacturing Efficiencies

Our current manufacturing facility in Vermont can support the manufacturing of up to 300 aircraft per year across multiple assembly lines at maturity. These lines are purpose-built to accommodate the production of all variants of our ALIA CTOL and VTOL platforms. We possess site control and the permits necessary to expand the manufacturing facility to 355,000 square feet from approximately 188,000 square feet to support higher throughput.

As aircraft production volumes increase, we expect labor utilization and operating leverage will improve. We anticipate leveraging automation for some routine tasks. Costs of inputs can be expected to improve as we purchase larger quantities of materials from suppliers to meet added throughput. We also expect to continue to innovate aircraft structure design to reduce the cost and number of components required to build each aircraft.

Develop the Next Generation of Technology to Further Disrupt the Aerospace Industry

We intend to continue stepwise research and development of our portfolio of differentiated technologies. Centralized, modular and interchangeable parts allow for application of our patented technologies in future projects, such as our Large eCTOL aircraft, which is currently in the design phase. Our team has built a strong base of research and development and test expertise through years of developing our Enabling Technologies and ALIA aircraft that we can leverage to develop new products. First, we will build small aircraft, then we will build larger ones.

Our collaboration with the DoD offers valuable funding, expertise and test opportunities for future projects as well. For our ALIA X250 project, which will inform the final production of our MV250 military aircraft, we have received funding from the U.S. Air Force for deliverables relating to our hybrid propulsion development and the

U.S. Army is actively funding deliverables related to our autonomy development for the platform, including a build-up through remote piloting. The ALIA X250 aircraft is the prototype vehicle for the MV250 product and will serve as the test bed for the hybridization and autonomous control technology which will be leveraged on the production MV250. We are currently nearing the end of a process to down-select an autonomy provider and actively continuing development on hybrid propulsion systems.

Similarly, our partnership with GE Aerospace allows us to further develop next-generation technology by combining our extensive knowledge of generators with GE Aerospace’s established engine leadership. This collaboration not only leverages our collective strengths but also positions us at the forefront of innovation in electric engine solutions, underlining our commitment to advancing sustainable and efficient next gen technology.

We intend to leverage these research and development partnerships with the military to grow towards becoming a major supplier of such technologies to the DoD.

We are continuously innovating, pushing forward the boundaries of electric aviation.

Organizational Structure

The following diagram depicts our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

Corporate Information

Our principal executive offices are located at 1150 Airport Drive, South Burlington, Vermont 05403, and our telephone number at that address is 802-281-3623. Our website is available at www.beta.team. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Recent Developments

GE Aerospace Strategic Collaboration Agreement and Joint Technology Development Agreement

On September 3, 2025, we and GE Aerospace entered into a Strategic Collaboration Agreement and a Joint Technology Development Agreement to accelerate the development of hybrid-electric aviation by combining

BETA’s rapid innovation approach with GE Aerospace’s global scale and experience. The Strategic Collaboration Agreement sets forth our responsibilities and GE Aerospace’s responsibilities regarding the research, development, manufacturing, testing, marketing, selling, fielding, and supporting turbogenerators for future sales to the commercial civilian aircraft market and government customers, and acts as the overarching framework for future joint technology development agreements (including the Joint Technology Development Agreement discussed below) and supply agreements. The Strategic Collaboration Agreement has a 10-year term and sets forth the framework under which GE Aerospace and BETA will collaborate in such activities, pursue regulatory approvals, allocate ownership of intellectual property developed in connection with the arrangement, and commercialize such technology going forward.

The Joint Technology Development Agreement sets forth the terms pursuant to which we will collaborate with GE Aerospace to perform joint research and development related to the development of propulsion technologies for hybrid-electric applications, including by collaborating on turbogenerators. See “Certain Relationships and Related Party Transactions—GE Aerospace Strategic Collaboration Agreement and Joint Technology Development Agreement.”

Sales of Series C-1 Preferred Stock

On September  , 2025, we completed our sale and issuance of an aggregate of approximately shares of our Series C-1 Preferred Stock for an aggregate approximate value of $   million (our “Series C-1 Financing”). In connection with the Series C-1 Financing, GE Aerospace purchased an aggregate of 2,620,774 shares of Series C-1 Preferred Stock for a total approximate value of $300 million. As a result of GE Aerospace’s participation in our Series C-1 Financing, GE Aerospace received the right to designate one member to our Board and designated   , who joined our Board upon the closing of our Series C-1 Financing. In addition to GE Aerospace’s participation in our Series C-1 Financing, certain of our directors or their associated companies purchased an aggregate of approximately    shares of Series C-1 Preferred Stock for a total approximate value of   . In particular, the following directors or entities controlled by them made the following purchases: (i)  , an entity affiliated with   , one of our directors, purchased approximately    shares of Series C-1 Preferred Stock for an aggregate approximate purchase price of $   million and (ii)  . See “Certain Relationships and Related Party Transactions—Sales of Series C-1 Preferred Stock.”

Issuance of GE Aerospace Warrants

On September  , 2025, we issued warrants to purchase 400,000 shares of Common Stock to GE Aerospace at an exercise price of $0.01 per share. Following this offering and the IPO Recapitalization, the warrants may become exercisable pursuant to their terms for up to    of Class A common stock at an exercise price of $0.01 per share. The warrants are exercisable upon vesting, and vest subject to the satisfaction of certain milestones related to the Strategic Collaboration Agreement and Joint Technology Development Agreement with GE Aerospace, with any shares that remain unvested on the third anniversary of issuing the warrants vesting on such date if we and GE Aerospace are continuing to work together under such agreements (or a similar arrangement) as of such date. See “Certain Relationships and Related Party Transactions—Issuance of GE Aerospace Warrants.”

Sales of Series C Preferred Stock

Since our October 2024 initial sale and issuance of our Series C Preferred Stock, through August 2025 we completed additional sales and issuances of 1,320,728 shares of Series C Preferred Stock for an aggregate approximate value of $151.2 million. See “Certain Relationships and Related Party Transactions—Sales of Series C Preferred Stock.”

Sale-Leaseback Transaction

On July 16, 2025, we entered into a sale-leaseback transaction for two of our buildings with an associated company of a member of the Board. We received $32.7 million in net proceeds from the sale with an initial leaseback term of 29 years. See “Certain Relationships and Related Party Transactions—Sale-Leaseback Transaction.”

The Offering

Issuer	BETA Technologies, Inc.

Class A common stock offered by us	shares

Option to purchase additional shares of Class A common stock

We have granted to the underwriters a 30-day option to purchase up to   additional shares of our Class A common stock, solely to cover over-allotments, if any, from us at the initial public offering price less the underwriting discounts and commissions.

Class A common stock to be outstanding after this offering	shares ( shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be outstanding after this offering	shares

Total Class A and Class B common stock to be outstanding after this offering	shares

Use of proceeds

We expect to receive net proceeds of approximately $   million based on an initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for general corporate purposes. “Use of Proceeds” for more information.

Emerging growth company

We qualify as an “emerging growth company” as that term is used in the JOBS Act and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus. See “Risk Factors.”

Controlled company

Upon completion of this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of our Class A common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to 40 votes per share. Holders of shares of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or pursuant to our Amended and Restated Certificate of Incorporation that will be filed after the effectiveness of this registration statement and become effective immediately prior to the completion of this offering. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time at the election of the holder and will convert automatically upon any transfer, except for permitted transfers, and upon the occurrence of certain of other events described in our Amended and Restated Certificate of Incorporation. Immediately following the completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments, if any, the Class B Common Stockholder will control approximately   % of the voting power of our outstanding capital stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE, and therefore we are permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the NYSE. Such corporate governance requirements include those that would otherwise require our board to establish a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. We currently do not plan to establish a compensation committee or nominating and corporate governance committee composed entirely of independent directors as permitted by these exemptions. In addition, the Class B Common Stockholder will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. These risks are more fully described in the section titled “Risk Factors.” Additional information can be found in the sections titled “Management—Controlled Company Exception,” “Security Ownership of Certain Beneficial Owners and Management” and “Description of Capital Stock.”

Dividend policy

We currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board and will depend on a number of factors, including restrictions in our future debt instruments, our future earnings, capital requirements, financial condition, prospects and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. We have not adopted, and do not currently expect to adopt, a written dividend policy. See “Dividend Policy.”

Listing	We have applied to list our Class A common stock on the NYSE under the symbol “BETA”.

Risk factors

See “Risk Factors” beginning on page 29 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Unless otherwise noted, the information in this prospectus:

•

gives effect to the   -for-1 forward split of our capital stock, occurring subsequent to the effectiveness of this registration statement, which will be effected upon filing our Amended and Restated Certificate of Incorporation (the “Stock Split”);

•	gives effect to the IPO Recapitalization described in “Description of Capital Stock—General”;

•

assumes the filing and effectiveness of our Amended and Restated Certificate of Incorporation and the effectiveness of our Amended and Restated Bylaws, each of which will occur immediately prior to the completion of this offering;

•	assumes an initial public offering price of $ , the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of our Class A common stock from us; and

•	does not reflect shares that are reserved for future grants under our new LTIP.

Summary of Risk Factors

There are a number of risks related to our business, this offering, ownership of our Class A common stock and our capital structure that you should consider before you decide to participate in this offering. Some of the principal risks related to an investment in our company include the following:

•

Our business plan requires a significant amount of capital. We expect to require additional future funding to support our operations and implementation of our growth plans and we may be unable to access the capital and credit markets or borrow on affordable terms.

•

We expect to be significantly dependent upon revenue generated from the sale of our electric aircraft, our batteries and our core technologies, along with the utilization of our charging infrastructure, and our future success will be dependent upon the continued development of the electric and hybrid electric aviation (including VTOL) industry and our ability to design and achieve market acceptance, adoption and utilization of these new technologies.

•	We may experience significant delays in the design, manufacture, certification and commercial rollout of our aircraft.

•	Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

•	We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability.

•	Our long-term success and ability to significantly grow our revenue will depend, in part, on our ability to establish and expand our presence within international markets.

•	The aircraft market is highly competitive.

•	Crashes, accidents or incidents of electric and hybrid aircraft, as well as accidents or incidents involving battery solutions, such as lithium-ion batteries.

•	We are subject to many hazards and operational risks that can disrupt our business for which we may not be able to secure adequate insurance policies at reasonable prices or at all.

•	We are highly dependent on the continued service and leadership of Kyle Clark, and if we are unable to retain Mr. Clark, our ability to compete and overall performance could be harmed.

•	We expect to conduct a portion of our business pursuant to U.S. government contracts, which are subject to unique risks.

•	We may be subject to risks associated with our strategic relationships.

•	Our current collaboration with GE Aerospace and future strategic alliances could have an adverse effect on our financial condition and results of operations.

•	We enter into aerospace commercial contracts, which are subject to unique risks.

•	We may not realize all of the sales expected from our Backlog.

•	We are subject to customer concentration risks.

•	We depend on suppliers and service partners for raw materials and certain parts and components.

•

We may be unable to seek, obtain, maintain, protect or enforce our intellectual property rights, or to otherwise defend our intellectual property rights from unauthorized access or use by third parties.

•	Third parties may claim that we infringe, misappropriate or otherwise violate their intellectual property.

•	Interruption to, interference with, or failure of our complex information technology and communications systems could hurt our ability to effectively operate our business.

•	We, along with our third-party service providers, vendors and suppliers, are at risk for cybersecurity-related attacks and cyber-incidents, which may adversely affect our business.

•	Our use of artificial intelligence technologies involves risks.

•	We are subject to risks associated with global climate change, including physical and transitional risks.

•	If we are unable to maintain adequate facilities and infrastructure, we may be unable to offer our aircraft and other products or charging services in a way that is useful to customers.

•	Our ability to use net operating losses and other tax attributes to offset future taxable income may be subject to certain limitations.

•

The requirements of being a public company will cause us to incur increased costs and may strain other resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

•

We are required to comply with a wide variety of laws and regulations, and are subject to regulation by various federal, state and foreign agencies, and our failure to comply with existing and future regulatory requirements could adversely affect our business, results of operations, financial condition and prospects.

•	We may be unable to obtain relevant regulatory approvals for the commercialization of our aircraft, motors or subsystems, either in the United States or in foreign markets.

•	The covenants in our Credit Agreement may restrict our operations, and failure to comply with the covenants in our Credit Agreement could adversely impact our business.

•

There is no existing market for the Class A common stock, and a trading market that will provide stockholders with adequate liquidity may not develop. The price of the Class A common stock may fluctuate significantly, and stockholders could lose all or part of your investment.

•

We are controlled by Kyle Clark, our Chief Executive Officer and a member of our Board, whose interests in our business may conflict with ours or yours. Certain of other directors and members of management also may have interests that are different from, or in addition to, those of other stockholders.

•

Upon the listing of the Class A common stock on the NYSE, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

•	Management will have broad discretion over the use of our proceeds from this offering.

•	We do not intend to pay dividends after this offering and may never do so.

•	Investors in this offering will experience immediate and substantial dilution of $ per share.

•

Future sales of the Class A common stock in the public market, or the waiver or early release of lock-up agreements, could reduce the market price of the Class A common stock, and any additional capital raised by us through the sale of equity or convertible or exchangeable securities may dilute your ownership in us.

These and other risks are more fully described in the section titled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, results of operations, financial condition or prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our Class A common stock.

Summary Financial and Operating Data

The following tables set forth our summary consolidated financial and other data. We have derived the summary consolidated statements of operations and cash flows data for the years ended December 31, 2024 and 2023 and the consolidated balance sheet data as of December 31, 2024 and 2023 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations and cash flow data for the six months ended June 30, 2025 and 2024 and the consolidated balance sheet data as of June 30, 2025 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of our results to be expected in any future period. The summary of our consolidated financial data set forth below should be read together with our audited consolidated financial statements and the related notes, as well as the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2024 and 2023 and for the six months ended June 30, 2025 and 2024:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2023	2025	2024
	(in thousands, except share and per share amounts)
Revenues:
Product revenue(1)	$1,857	$206	$5,032	$596
Service revenue(1)	13,235	15,151	10,533	6,993

	15,092	15,357	15,565	7,589
Costs of revenues:
Product revenue	1,521	214	595	589
Service revenue	2,998	1,811	2,333	1,521

	4,519	2,025	2,928	2,110
Gross margin:
Product revenue	336	(8)	4,437	7
Service revenue	10,237	13,340	8,200	5,472

	10,573	13,332	12,637	5,479
Operating expenses:
Research and development	206,910	138,273	115,899	92,105
General and administrative(2)	75,883	61,629	54,075	36,567

Total operating expenses	282,793	199,902	169,974	128,672

Loss from operations	(272,220)	(186,570)	(157,337)	(123,193)

Other (expense) income:
Interest expense	(11,427)	(352)	(5,750)	(5,594)
Interest income	8,516	12,389	4,720	4,705

Total other (expense) income	(2,911)	12,037	(1,030)	(889)

Loss before income taxes	(275,131)	(174,533)	(158,367)	(124,082)
Income tax expense	(514)	(1,030)	(327)	(55)

Net loss	(275,645)	(175,563)	(158,694)	(124,137)
PIK dividend on Preferred Stock	(30,701)	(26,368)	(24,540)	(12,952)

Net loss attributable to common stockholders	$(306,346)	$(201,931)	$(183,234)	$(137,089)

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2023	2025	2024
	(in thousands, except share and per share amounts)
Net loss per share attributable to common stockholders, basic and diluted	$(43.21)	$(28.70)	$(25.57)	$(19.38)

Weighted average common shares outstanding, basic and diluted	7,089,302	7,036,685	7,167,070	7,072,532

As adjusted net loss per share attributable to common stockholders, basic and diluted(3)	$(11.34)		$(6.51)

As adjusted weighted average common shares outstanding, basic and diluted(3)	24,314,749		24,392,517

(1)

Includes related party amounts of $1,075 and $167 (product revenue) and $5,477 and $4,536 (service revenue) for the years ended December 31, 2024 and 2023, respectively, and $0 and $524 (product revenue) and $3,610 and $2,546 (service revenue) for the six months ended June 30, 2025 and 2024, respectively. See “Related Party Transactions” and Note 14 in the Notes to our historical audited consolidated financial statements and Note 14 in the Notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(2)

Includes related party amounts of $(2,899) and $(1,441) (general and administrative) for the years ended December 31, 2024 and 2023, respectively, and $(140) and $(508) (general and administrative) for the six months ended June 30, 2025 and 2024, respectively. See “Related Party Transactions” and Note 14 in the Notes to our historical audited consolidated financial statements and Note 14 in the Notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(3)

As adjusted basic and diluted net loss per share attributable to common stockholders has been prepared to give effect to adjustments to our capital structure arising in connection with the completion of this offering and is calculated by dividing the as adjusted net loss attributable to common stockholders by the as adjusted weighted-average common shares outstanding for the period. The as adjusted net loss attributable to common stockholders used in the calculation of as adjusted basic and diluted net loss per share attributable to common stockholders adjusts net loss attributable to common stockholders to remove the PIK dividend on preferred stock for the year ended December 31, 2024 and the six months ended June 30, 2025, respectively. As adjusted weighted-average common shares outstanding is computed by adjusting the weighted-average common shares outstanding to give as adjusted effect to (i) the automatic conversion of all shares of our preferred stock outstanding as of June 30, 2025 into shares of common stock as if such conversion had occurred on January 1, 2024, (ii) the filing and effectiveness of our Amended and Restated Certificate of Incorporation, pursuant to which all outstanding shares of Common Stock will be reclassified into Class A common stock and a    -for-1 forward split of our capital stock will be effected, and (iii) the exchange of an aggregate of     shares of Super Voting Common Stock beneficially owned by the Class B Common Stockholder for an equivalent number of shares of our Class B common stock, which will occur after the effectiveness of this registration statement and become effective prior to the closing of this offering. As adjusted basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares expected to be sold in this offering.

Stock based compensation expense was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2023	2025	2024
	(in thousands)
Cost of product revenue	$24	$5	$30	$—
Cost of service revenue	143	168	81	60
Research and development	6,485	5,008	3,826	2,219
General and administrative	5,453	3,780	7,677	2,324

Total	$12,105	$8,961	$11,614	$4,603

The following table presents our summary consolidated balance sheet data, summary as adjusted and as further adjusted consolidated balance sheet data as of June 30, 2025:

	As of June 30, 2025
	Actual	As Adjusted(1)	As Further Adjusted(2)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash, cash equivalents, and restricted cash	$178,069	$178,069
Working capital(3)	125,152	125,152
Total assets	537,499	537,499
Total liabilities	244,287	244,287
Total convertible preferred stock and stockholders’ equity	293,212	293,212

(1)

The as adjusted balance sheet data gives effect to (i) the Stock Split, (ii) the IPO Recapitalization and (iii) the filing and effectiveness of our Amended and Restated Certificate of Incorporation that will occur after the effectiveness of this registration statement and become effective immediately prior to the completion of this offering.

(2)

The as further adjusted balance sheet data gives further effect to our issuance and sale of   shares of our common stock in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

The as further adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted amount of each of cash, cash equivalents, and restricted cash, working capital, total assets, total liabilities, and total stockholders’ equity by $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted amount of each cash, cash equivalents, and restricted cash, working capital, total assets, total liabilities, and total stockholders’ equity by $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents our summary consolidated cash flow data for the years ended December 31, 2024 and 2023 and the six months ended June 30, 2025 and 2024:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2023	2025	2024
	(in thousands)
Net cash used in operating activities	$(222,661)	$(158,015)	$(114,541)	$(101,609)
Net cash used in investing activities	(68,806)	(152,333)	(11,776)	(38,250)
Net cash provided by financing activities	339,331	134,329	2,331	14,198
Effect of currency translation on cash, cash equivalents, and restricted cash	25	(141)	30	(135)

Net increase (decrease) in cash, cash equivalents, and restricted cash	47,889	(176,160)	(123,956)	(125,796)
Cash, cash equivalents, and restricted cash at the beginning of the year	254,136	430,296	302,025	254,136

Cash, cash equivalents, and restricted cash at the end of the year	$302,025	$254,136	$178,069	$128,340

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, results of operations, financial condition or prospects could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of the Class A common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Certain statements in this “Risk Factors” section are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our business plan requires a significant amount of capital. We expect to require additional future funding to support our operations and implementation of our growth plans and we may be unable to access the capital and credit markets or borrow on affordable terms to obtain additional capital that we may require.

Our proposed operations and our business strategy contemplate significant manufacturing capacity and aircraft and infrastructure development, including additional vertiports where our aircraft can land, both within the United States and internationally. Construction of additional manufacturing and testing facilities, chargers and other facilities will require significant capital expenditures, as will future expansion of and improvements to our operations. Based on our recurring losses and management’s expectations that significant on-going operating expenditures will be necessary to successfully implement our business plan and develop our powerhouses, we expect to require additional funding to continue our operations through commercialization. Although we intend to partner with or pursue leasing or other arrangements with third parties in relation to certain of our facility needs, we cannot be assured that such partnership opportunities or other arrangements will be available on commercially reasonable terms, or at all.

In addition, as our facilities and aircraft mature, our business will require capital expenditures for the maintenance, renovation and improvement of such facilities to remain competitive. This creates an ongoing need for capital, and, to the extent we cannot fund capital expenditures from cash flows from operations, we will need to borrow or otherwise obtain funds.

We expect to fund our operations through equity offerings or debt financings, credit or loan facilities, potential other capital resources, or a combination of one or more of these funding sources. Such financings may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business.

Periods of instability in the capital and credit markets (both generally and those impacting the aerospace industry in particular), including as a result of global health crises or other events contributing to the disruption and volatility of global financial markets, could limit our ability to access these markets to raise debt or equity capital on affordable terms or to obtain additional financing. Among other things, our lenders may seek to increase interest rates, enact tighter lending standards, refuse to refinance existing debt at maturity on favorable terms or at all and may reduce or cease to provide funding to us. For example, increased interest rates in 2022 and 2023 led to a widespread slowdown in investment and funding opportunities, especially for pre-revenue companies. We may sell equity securities or debt securities in one or more transactions at prices and in a manner that may materially dilute our current investors. Any debt financing, if available, may involve restrictive covenants that could reduce our operational flexibility or profitability. Debt financing, if available, may result in a significant financial burden if interest rates remain high for a prolonged period or increase in the future. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek additional funding sooner than planned. If we cannot raise funds or otherwise enter into financing arrangements on acceptable terms, we may be forced to delay, reduce, or eliminate our research and product development programs or future commercialization effort, or we may not be able to grow our business or respond to competitive pressures, any of which may have an adverse impact on our business, results of operations, financial condition and prospects.

We expect to be significantly dependent upon revenue generated from the sale of our electric aircraft, our batteries and our core technologies, along with the utilization of our charging infrastructure, and our future success will be dependent upon our ability to design and achieve market acceptance, adoption and utilization of these new technologies.

We expect to generate a significant portion of our revenue from the sale of our electric aircraft and batteries and the commercialization of our infrastructure and critical charging and software systems. While we believe we are uniquely positioned to capture revenues across the full aircraft lifecycle, from new aircraft sales for commercial and military applications to revenues from sales of related products and services, including batteries, motors, components, maintenance, training and charging solutions, each of our aircraft requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful. There can be no assurance that we will be able to design future models of electric aircraft or infrastructure and charging technologies that will meet the expectations of our customers or that our future models will become commercially viable. In particular, it is common in our industry for the production aircraft to have a styling and design different from that of the concept aircraft, which may happen with our future aircraft. As technologies change in the future for aircraft in general and electric aircraft specifically, we will be expected to upgrade or adapt our aircraft and introduce new models in order to continue to provide aircraft with the latest technology. To date, we have limited experience simultaneously designing, testing, manufacturing and selling our electric aircraft.

We may experience significant delays in the design, manufacture, certification and commercial rollout of our aircraft, which could harm our business, brand, results of operations, financial condition and prospects.

Any significant delay in the commercialization of our aircraft could materially damage our business, brand, results of operations, financial condition and prospects. Aircraft manufacturers often experience delays in the design, manufacture, certification and commercial release of new aircraft models. We may experience such delays in launching our aircraft, and any such delays could be significant.

In addition, final designs for our eVTOL and large passenger electric aircraft are still in process, and various aspects of the aircraft component procurement and manufacturing plans have not yet been determined. We are continually evaluating, qualifying and selecting our suppliers for the planned production of our aircraft. However, we may not be able to engage suppliers for the remaining materials and components in a timely manner, at an acceptable price or in the necessary quantities. In addition, we will also need to do extensive testing to ensure that our aircraft are in compliance with applicable airworthiness regulations and other applicable requirements prior to beginning mass production and delivery of the aircraft. Our plan to begin commercial production of our aircraft is dependent upon the timely availability of funds, upon our finalizing the related design, engineering, component procurement, testing, certification, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline.

The markets for our offerings are still in development, and if such markets do not materialize, or grow more slowly than we expect or fail to grow as large as we expect, our business, results of operations, financial condition and prospects could be harmed.

The markets for electric aircraft (as well as for technologies and product and service offerings relating to same) are still in development, and our success in these markets is dependent upon our ability to effectively design, develop, and certify electric aircraft and to market and gain traction in respect of electric aircraft utilization as a substitute for existing methods of transport, as well as the effectiveness of our other marketing and growth strategies. If our business customers, including, in the case of our defense program, government entities, do not perceive electric aircraft as beneficial or choose not to adopt electric aircraft as a result of concerns regarding safety, noise, affordability or for other reasons, then the market for our offerings may not materialize, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could harm our business, results of operations, financial condition and prospects.

Growth of our business will require significant investments in our infrastructure, technology and sales and marketing efforts, including significant expansion of our production facilities in the future. If our business does not have sufficient capital required to support these investments, our results of operations will be negatively affected. Further, our ability to effectively manage growth and expansion of our operations will also require us to enhance our operational systems, internal controls and infrastructure, human resources policies and reporting systems. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources.

The electric and hybrid electric aviation (including VTOL) industry may not continue to develop, electric aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or electric aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our business, results of operations, financial condition and prospects.

Electric aircraft involve a complex set of technologies, which we must continue to further develop and rely on our commercial and defense program customers to adopt. However, as a prerequisite to commercializing our electric aircraft for sale to business customers or the U.S. government, we must receive requisite certifications and approvals from applicable governmental authorities. See “—Risks Related to Laws and Regulations” for a discussion of risks associated with such regulatory and related requirements. There are currently no electric aircraft certified by the FAA and operating commercially in the United States, and there can be no assurance that our design, development and certification efforts will result in our receiving FAA certification of our aircraft. In order to achieve FAA certification, the performance, reliability and safety of electric aircraft must be established, none of which can be assured. In particular, there is a risk that we will not obtain one or more certifications from the FAA that are required for ultimate commercial rollout and use of our aircraft, or that we will experience delays in receiving one or more of these certifications. Even if our electric aircraft receive Type Certification and airworthiness certificates and we receive Production Certification, aircraft operators must conform their operational authorizations to include electric aircraft, including eVTOL, which requires FAA approval of aircraft and operational procedures, and individual pilots also must be trained and ultimately approved by the FAA to fly such aircraft, which could contribute to delays in any widespread use of electric aircraft and potentially limit the number of electric aircraft operators available to purchase aircraft from or partner with us. Additional challenges to ensuring the demand for our aircraft, technologies and related services, all of which are outside of our control, include:

•	market acceptance of electric aircraft, including CTOL and VTOL;

•	state, federal or municipal regulations for our electric aircraft and charging infrastructure;

•	necessary changes to existing airport or vertiport infrastructure to enable adoption, including installation of necessary charging, navigation, lighting and other equipment;

•	ability for customers to obtain all government approvals necessary to operate our aircraft between commercially desirable origins and destinations;

•	ability for customers to obtain access to economical insurance policies for operating eVTOL aircraft; and

•	public perception regarding the safety of eVTOL aircraft and the resulting demand for our business customers’ services.

There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state and local laws and regulations that address eVTOL aircraft more specifically, such as the operational regulations, or the Special Federal Aviation Regulation (“SFAR”) adopted by the FAA in December 2024, could delay our ability to launch commercial production of our eVTOL aircraft as well as our customers’ ability to launch commercial eVTOL operations which could impact our business plans and expectations with respect to revenue from both aircraft and aftermarket components. In addition, depending on the nature of any revised or new regulations, we may need to modify our approach to certification, and we may not be able to timely comply with such regulations. Further, we have designed our aircraft to be certified under the current FAA regulatory framework. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in developing and commercializing our aircraft production and may impact the performance or functionality of the certified aircraft adversely, which could adversely affect our business, results of operations, financial condition and prospects. See “—Risks Related to Laws and Regulations—Failure to comply with applicable laws and regulations relating to the aerospace business in general and electric aircraft testing, certification and production specifically, could adversely affect our business, results of operations, financial condition and prospects.”

There can be no assurance that the market will accept electric aircraft, that we will be able to execute on our business strategy or that our electric aircraft or customers of our aircraft or our related or other offerings will obtain the necessary government approvals or be successful in the applicable target market or markets. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding electric aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving electric aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our business, results of operations, financial condition and prospects.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

We are an early-stage company with limited operating history. As such, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors as we seek to a transition to a company capable of supporting commercialization. If we do not successfully address these risks, our business, results of operations, financial condition and prospects will be materially and adversely harmed. We were formed and began designing our electric aircraft in 2018.

Our revenues were $15.4 million for the year ended December 31, 2023, $15.1 million for the year ended December 31, 2024 and $15.6 million for the six months ended June 30, 2025. We have a very limited operating history on which investors can base an evaluation of our business, results of operations, financial condition and prospects. We intend in the longer term to derive substantial revenues from the sales of our aircraft.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability.

We incurred net losses of $175.6 million and $275.6 million for the years ended December 31, 2023 and 2024, respectively. We incurred net losses of $124.1 million and $158.7 million for the six months ended June 30, 2024 and 2025, respectively. It is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability. While we expect that our existing cash and cash equivalents, together with anticipated net proceeds from this offering, will enable us to fund our current and planned operating expenses and capital expenditures for at least the next 12 months, until such time as we can generate significant revenue, if ever, the Company expects to fund its operations through public and private financing. There is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. Such conditions, if they continue, may raise substantial doubt about the Company’s ability to continue as a going concern. The perception that we may be unable to continue as a going concern may make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors.

We expect our operating expenses to increase over the next several years as we move towards commercial launch, continue to attempt to streamline our manufacturing process, increase our flight cadence, hire more employees and continue research and development efforts relating to new products and technologies. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

We have in the past and will continue to invest significant resources in developing new product offerings and exploring the application of our Enabling Technologies for other uses and those opportunities may never materialize.

While our primary focus has been on the design, manufacture and operation of our electric aircraft, we have invested in the past and will continue to invest significant resources in developing new technologies, services, products or offerings, such as those relating to the innovation and development of electric propulsion systems, charging solutions, motors and controls. However, we may not realize the expected benefits of these investments.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities, expenses, regulatory challenges and other risks that we may not be able to anticipate. We may not be able to predict whether customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or whether we will generate sufficient revenue to offset any expenses or liabilities associated with these investments. For example, we plan to continue to invest resources in developing, with an eye toward ultimate commercialization, of our large passenger electric aircraft. Any such research and development efforts could distract management from current operations and would divert capital and other resources from our more established technologies. Even if we are successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings or technologies and have an adverse impact on our business, results of operations, financial condition and prospects.

Our long-term success and ability to significantly grow our revenue will depend, in part, on our ability to establish and expand our presence within international markets.

Our future results will depend, in part, on our ability to establish and expand our presence within international markets. Our ability to expand into new markets involves various risks, including, but not limited to, the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. Our ability to expand internationally will depend upon our ability to, among other things, obtain the necessary government approvals, adapt to international markets, understand the local customer base and address any unique local technological requirements. We may also choose to conduct our international business through joint ventures, minority investments or other partnerships with local companies as well as co-marketing with other established brands. If we are unable to identify partners or negotiate favorable terms, our international growth may be limited. In addition, we may incur significant expenses in advance of generating revenues, if any, as we attempt to establish our presence in particular international markets or market segments outside of aircraft sales, operating our charging network and our defense program.

Our growing charging network is subject to location-specific risks and regulatory uncertainties.

The footprint of our charging network is growing, which makes such part of our business susceptible to wide-ranging regulatory, economic, social, weather and other conditions and related uncertainties. Significant or repeated interruption or disruption in service in an airport or area where we have established charging infrastructure could have an adverse impact on our business, reputation, results of operations, financial condition and prospects. Disruption of operations at vertiports, whether caused by labor relations, utility or communications issues, power outages or changes in federal, state and local regulatory requirements could harm our business. Certain airports may regulate electric aircraft, including limiting the number of landings, banning operations or introducing new permitting requirements, which could significantly disrupt our charging operations and could, potentially, albeit indirectly, negatively impact customer demand for our aircraft.

Our competitors may commercialize their technology before us, or we may not be able to fully capture the first mover advantage that we anticipate.

While we believe we are well positioned to be the first manufacturer to achieve FAA Type Certification for an electric airplane, we expect the electric and hybrid electric aviation (including VTOL) industry to be increasingly competitive and our competitors could get to market with their eVTOL or eCTOL aircraft before or at the same time as us, either generally or in specific markets. Even if we are first to market, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. If new or existing companies launch competing solutions in the markets in which we intend to operate and obtain large scale capital investment, we may face increased competition. Additionally, our competitors may benefit from our efforts in developing customer and community acceptance of electric aircraft and its related infrastructure, making it easier for them to obtain the permits and authorizations required to certify and successfully commercialize their technology and operations.

If our current and potential competitors are larger and have substantially greater resources or are affiliated with larger companies that may allocate greater resources than we have and expect to have in the future, they may devote greater resources to the development, certification and marketing of their products and services or to offer lower prices. Our competitors may also establish strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Some could have more experience in the electric and hybrid electric aviation (including VTOL) industry than we have, and any foreign competitors could benefit from subsidies or other protective measures offered by their home countries. If our competitors commercialize their technology before us, or if we do not capture the first mover advantage that we anticipate, it may harm our business, results of operations, financial condition and prospects.

Our future growth is dependent upon the market’s willingness to adopt electric aircraft and its supporting infrastructure, and the resulting impact of such market demand on our customers’ need for our aircraft and other offerings.

Our growth is highly dependent upon the adoption by customers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel aircraft in general and electric aircraft in particular. If the market for electric aircraft and its supporting infrastructure does not develop as quickly or otherwise in the manner consistent with our expectations or those of our customers, our business, results of operations, financial condition and prospects will be harmed. The market for alternative fuel aircraft is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, increasingly frequent new aircraft announcements and changing demands and behaviors of customers and other stakeholders. Factors that may influence the adoption of alternative fuel aircraft, and specifically electric aircraft, include:

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perceptions about electric aircraft quality, safety (in particular with respect to battery packs, including those utilizing lithium-ion cells), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric aircraft;

•	perceptions about aircraft safety in general, in particular safety issues that may be attributed to the use of advanced technology, including aircraft electronics;

•	the limited range over which electric aircraft may be flown on a single battery charge;

•	the decline of an electric aircraft’s range resulting from deterioration over time of the battery’s ability to hold a charge;

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concerns about electric grid capacity and reliability, which could derail our past and present efforts to promote electric aircraft as a practical solution to aircraft which require jet fuel or aviation gasoline;

•	the availability of alternative fuel aircraft, including plug-in hybrid electric aircraft;

•	improvements in the fuel economy of conventional internal combustion or turbine engines;

•	the availability of maintenance services for electric aircraft;

•	the importance of environmental considerations to customers and other stakeholders;

•	volatility in the cost of crude oil and, relatedly, aviation fuels;

•	customers’ and other stakeholders’ perceptions of the dependency of the United States on oil from unstable or hostile countries;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	access to chargers, standardization of electric aircraft charging systems and customers’ and other stakeholders’ perceptions about convenience and cost to charge an electric aircraft;

•	the availability of tax and other governmental incentives to purchase and operate electric aircraft or future regulation requiring increased use of nonpolluting aircraft;

•	perceptions about and the actual cost of alternative fuel; and

•	macroeconomic factors.

Additionally, we may become subject to regulations that may require us to alter the design of our aircraft, which could negatively impact interest in our aircraft.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric aircraft, which would materially adversely affect our business, results of operations, financial condition and prospects.

Our customers’ and others’ perception of us and our reputation may be impacted by the broader industry and customers may not differentiate us from our competitors.

Customers and other stakeholders may not differentiate between us and the broader aerospace industry or, more specifically, the electric and hybrid electric aviation (including VTOL) industry. If other participants in this market have problems related to matters such as safety, technology development, engagement with certification authorities or other regulators, community engagement, security, data privacy, flight delays or customer service, such problems could impact the public perception of the entire electric and hybrid electric aviation (including VTOL) industry, including our business. We may fail to adequately differentiate our brand, our aircraft and other product offerings from others in the market which could impact our ability to attract customers or engage with other key stakeholders and have an adverse impact on our business, results of operations, financial condition and prospects.

If we are unable to keep up with advances in electric aircraft technology, we may suffer a decline in our competitive position.

It may be challenging to keep up with changes in electric aircraft technology. Any failure to keep up with advances in electric aircraft technology would result in a decline in our competitive position which could materially and adversely affect our business, results of operations, financial condition and prospects. Our research and development efforts may not be sufficient to adapt to changes in electric aircraft technology. As technologies evolve, we plan to upgrade or adapt our aircraft, charging systems and infrastructure and introduce new developments in order to continue to provide the latest technology, in particular battery cell technology. However, we may not compete effectively with our competitors if we are not able to source and integrate the latest technology into our aircraft and related components.

If we are unable to design, develop, market and sell new electric aircraft and services that address additional market opportunities, our business, results of operations, financial condition and prospects results will suffer.

We may not be able to successfully develop new electric aircraft and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the design of high-performance electric aircraft and our Enabling Technologies that support our aircraft. We will need to address additional markets and expand our customer demographic in order to further grow our business. We have not completed the design, component sourcing or manufacturing process for our aircraft, so it is difficult to forecast their eventual cost, manufacturability or quality. Therefore, there can be no assurance that we will be able to deliver aircraft that is ultimately competitive in the electric aircraft market. Our failure to address additional market opportunities would harm our business, results of operations, financial condition and prospects.

The aircraft market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from traditional aerospace companies and recent market entrants and expect to face competition from others in the future.

The worldwide aircraft market, particularly for alternative fuel aircraft, is highly competitive today and we expect it will become even more so in the future. With respect to our aircraft, we currently face strong competition from established electric aircraft manufacturers and recent market entrants who are also developing electric aircraft. Furthermore, electric aircraft have already been brought to market in China and may be brought to market in other foreign countries in the near-term.

Many of our current and potential competitors have significantly greater financial, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

We expect competition in the electric and hybrid electric aviation (including VTOL) industry to intensify in the future in light of increased demand for alternative fuel aircraft, continuing globalization and consolidation in the worldwide aircraft industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower aircraft unit sales, which may adversely affect our business, results of operations, financial condition and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets.

Demand in the electric and hybrid electric aviation (including VTOL) industry is highly volatile.

Volatility of demand in the electric and hybrid electric aviation (including VTOL) industry may materially and adversely affect our business, results of operations, financial condition and prospects. The passenger, military and logistics end markets in which we primarily compete and plan to compete in the future have been subject to considerable volatility and unpredictability with respect to demand in recent periods. Demand for electric and hybrid electric (including VTOL) aircraft sales and related products, technologies and services depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new aircraft and technologies. As a new aircraft manufacturer and low volume producer, we have fewer financial resources than more established aircraft manufacturers to withstand changes in the market and disruptions in demand. As our business grows, in addition to macroeconomic factors, economic conditions and trends in other countries and regions where we sell our aircraft will also impact our business, results of operations, financial condition and prospects. Demand for our electric aircraft may also be affected by factors directly impacting aircraft price or the cost of purchasing, operating, charging and maintaining aircraft (including the availability of financing and other incentives), prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources as compared to many incumbents, and in particular, traditional, aircraft manufacturers.

Crashes, accidents or incidents of electric and hybrid aircraft, as well as accidents or incidents involving battery solutions, such as lithium-ion batteries, could have a material adverse effect on our business, results of operations, financial condition and prospects.

The operation of aircraft is subject to various risks, and demand for air transportation of persons as well as cargo, including in connection with our commercial offerings and defense program, has been, and may in the future be, impacted by accidents or other safety issues regardless of whether such accidents or issues involve any electric aircraft of ours. Air transportation hazards, such as adverse weather conditions, fire and mechanical failures and incidents caused by human error may result in death or injury to personnel and passengers or harm to property, which could impact customer or passenger confidence in a particular aircraft type or the air transportation services industry as a whole and could lead to a reduction in passenger or cargo volume. Safety statistics for air travel are reported by multiple parties, including the Department of Transportation and National Transportation Safety Board, and are often separated into categories of transportation. Because our commercial offerings and defense program may include a variety of transportation methods, fliers may have a hard time determining how safe electric aircraft and related products and services are and their confidence in electric aircraft and such products or services may be impacted by, among other things, the classification of accidents in ways that reflect poorly on electric aircraft and such products or services.

Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft, or other companies’ prototype aircraft that may utilize our products, are possible. Whether or not it involves our aircraft or our related technology, any such occurrence in the future could negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to our commercial launch.

We expect demand for our aircraft and other offerings (and, in some contexts, others’ services utilizing the same) to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain or maintain airworthiness authorization with regulators, including the FAA, for our aircraft and could impact confidence in our aircraft type or the electric industry as a whole, particularly if such accidents or incidents were due to a safety fault or oversight.

We believe that safety and reliability are two of the primary attributes our potential customers consider when selecting a provider of electric aircraft or related products or services. Any failure by us to maintain standards of safety and reliability that are satisfactory to our customers, their clients or other end users could adversely impact our ability to attract and retain customers. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and advanced flight control software capabilities and that operate in and around urban areas, among other things. An accident or incident involving either our aircraft or a competitor’s aircraft while these opinions are being formed could have a disproportionate impact on the longer-term view of the emerging market for electric and hybrid electric (including VTOL) aircraft.

We are at risk of adverse publicity stemming from any public incident involving us, our people or our brand. Such an incident could involve the actual or alleged behavior of our employees, contractors or partners. Further, if our electric aircraft, whether operated by us or a third party, were to be involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. Any such incident, accident, catastrophe or action involving our electric aircraft or electric aircraft generally could create an adverse public perception, which could harm our reputation, result in customers, passengers or other end users being reluctant to use our products or services, and adversely impact our business, results of operations, financial condition and prospects.

Additionally, the battery packs that we sell, and that are expected to power our electric aircraft, use battery (including lithium-ion) cells. On rare occasions, battery cells, including lithium-ion cells, can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other cells. It is possible that a field or testing failure of our aircraft could occur in the future, which could subject us to lawsuits, environmental, health and safety – (“EHS”) related liabilities, product recalls or redesign efforts, any of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of battery (including lithium-ion) cells for aerospace applications or any future fire or other incident involving battery cells could seriously harm our business. Moreover, any such failure of or otherwise in relation to a competitor’s electric aircraft may cause indirect adverse publicity for us and our aircraft. Such adverse publicity could negatively affect our brand and harm our business, results of operations, financial condition and prospects.

We store batteries, including lithium-ion batteries, at our production and testing facilities. Such storage and the handling of batteries and battery materials in connection with our research and development and other business activities poses risks. For example, in August 2022, we experienced a thermal runaway fire event with respect to one of our battery packs awaiting testing, and while such incident did not have a significant impact on our business operations or certification timing, any occurrence in the future of a similar incident or other fire involving or relating to our batteries could negatively impact our development, testing and certification efforts and could result in re-design, certification delay and/or postponements or delays in respect of our commercialization timeline. In addition, our manufacturing partners and suppliers are expected to store a significant number of batteries, including lithium-ion batteries, at their facilities. Any unanticipated use, or use beyond the scope of recommended parameters, in the transport, testing, storage or other use of battery cells, including lithium-ion cells, may cause disruption to the operation of our facilities or our manufacturers’ operations. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays, and could lead to adverse publicity and, potentially, a safety recall, depending on the extent of any resultant damage or related injury.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our facilities, for which we may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.

Our operations are subject to many hazards and operational risks, including general business risks, product liability, and damages to third parties, the environment, our infrastructure or properties that may be caused by natural or manmade disasters, power losses, telecommunications failures, terrorist attacks (including hijacking, use of the aircraft as a weapon, or use of the aircraft to disperse a chemical or biological agent), security related incidents, human errors or certain EHS risks and hazards to our employees or third parties associated with our manufacturing operations. See also “—We could incur significant costs in complying with EHS laws and regulations and could be adversely affected by liabilities or obligations imposed under such laws and regulations.”.

We maintain general liability insurance, aircraft liability coverage, directors and officers (“D&O”) insurance and other insurance policies. There can be no assurance that our insurance will be sufficient to cover all potential claims or that present levels of coverage will be available in the future at reasonable cost or at all. Further, we expect our insurance needs and costs to increase as we grow and enhance production facilities and capabilities, manufacture aircraft and other aircraft parts and related products, establish commercial operations and expand into new markets. It is too early to determine what impact, if any, the commercialization of electric aircraft will have on our insurance costs, which may have an adverse impact on our business, results of operations, financial condition and prospects.

We may become subject to product liability claims, which could harm our business, reputation, results of operations, liquidity, financial condition and prospects if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, brand, results of operations, liquidity, financial condition and prospects. The aircraft industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our aircraft do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our industry, aircraft and business and inhibit or prevent commercialization of other future aircraft candidates which would have material adverse aircraft on our business, brand, results of operations, liquidity, financial condition and prospects. We maintain product liability insurance for our aircraft and our products on a claims made basis, but we cannot assure that our insurance will be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business, brand, results of operations, liquidity, financial condition and prospects. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We are highly dependent on the continued service and leadership of our founder, President and Chief Executive Officer and a member of our Board, Kyle Clark, and if we are unable to retain Mr. Clark, our ability to compete and overall performance could be harmed.

Our future success depends substantially on the continued contributions of our founder, Kyle Clark, whose vision, strategic direction and deep understanding of our technology, industry, target markets and mission have been integral to our innovation and growth outlook to date. Mr. Clark routinely engages directly with regulators and peers with first-hand experience and expertise not only as our CEO and Board member, but also as chair of the General Aviation Manufacturers Associate (GAMA) Electric Propulsion & Innovation Committee (EPIC). Mr. Clark is also a test pilot for our company. From engineering and product development to talent recruitment and long-term strategic planning, Mr. Clark plays a central role in virtually all aspects of our business, and while every member of our team is valuable, retaining the services and leadership of Mr. Clark is paramount.

We maintain, and we expect to continue to maintain, a key person life insurance policy with respect to Mr. Clark. If Mr. Clark were to discontinue his current role in the future or should he be unable to fulfill his duties for some reason, this could significantly disrupt our operations, impede the execution of our business strategy or otherwise have a material adverse effect on our ability to compete in an increasingly complex, evolving market. Although we have assembled a strong, capable leadership team, there is no guarantee that we could replace Mr. Clark with someone of comparable expertise and vision.

Our future success depends on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of our senior management team and other key personnel. While our efforts to hire key personnel have generally been successful overall, the industry in which we operate is generally characterized by high levels of competition for skilled employees. Certain members of management, including our Chief Executive Officer, participate in various high-risk activities, such as recreational aviation, which carries the risk of serious injury and death. Relatedly, we support access to a flight program and use of aircraft by those of our personnel who elect to participate in our flight program. The loss of key personnel, including members of management as well as key engineering, product development, marketing and sales personnel, could disrupt our operations and make it more difficult to achieve our business plans.

Compensation packages for highly skilled personnel have increased over time and will likely continue to increase, and competition for highly skilled personnel is often intense, and we may incur significant costs to attract and retain our personnel. Although we have generally entered into employment offer letters with our key personnel, these letters have no specific duration and provide for at-will employment, which means our key personnel may terminate their employment relationship with us at any time. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty or delay in hiring and retaining highly skilled personnel with appropriate qualifications. In addition, job candidates and existing personnel often consider the value of the equity awards they receive in connection with their service. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations, financial condition and future growth prospects could be harmed.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, unionized labor is common throughout the aerospace industry and can result in higher employee and benefit costs and increased risk of work stoppages, strikes and labor disputes. We may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could harm our business, results of operations, financial condition and prospects.

We expect to conduct a portion of our business pursuant to U.S. government contracts, which are subject to unique risks.

We may enter into contracts with governmental organizations in the future. Sales to governmental organizations are subject to a number of challenges and risks that may adversely affect our business and operating results, including the following risks:

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new regulations, or changes to existing regulations, could result in increased compliance costs, and we could be subject to withheld payments and/or reduced future business if we fail to comply with new or existing requirements in the future;

•	government demand and payment for our aircraft, motors, batteries and technologies may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings, including as a result of sudden, unforeseen and disruptive events such as government shutdowns, governmental defaults on indebtedness, competing priorities of a new administration, war, regional geopolitical conflicts around the world, incidents of terrorism, natural or manmade disasters and public health concerns including epidemics or pandemics;

•

governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our aircraft or other offerings, grants or other forms of government funding, which would adversely impact our revenue and operating results, or institute fines or civil or criminal liability if an investigation, audit or other review, were to uncover improper or illegal activities;

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contracts with governments are subject to additional requirements such as protective statutes (e.g., the civil False Claims Act), suspension and debarment as well as other legal actions and proceedings that generally do not apply to purely commercial contracts;

•

governments may require certain products and technologies to be manufactured, developed, produced or offered solely in their country or in other relatively high-cost locations, and we may not manufacture, develop, produce or offer all products or technologies (or certain aspects thereof) in locations that meet these requirements, affecting our ability to sell these products or technologies to governmental agencies;

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refusal to grant certain certifications or clearance by one government agency, or a decision by one government agency that our products or technologies do not meet certain standards, may cause reputational harm and cause concern with other government agencies;

•	certain types of contracts impact contractor profitability, intellectual property rights, and compliance requirements, increasing associated costs and risks; and

•	heightened physical and cybersecurity requirements associated with information and access to manufacturing facilities and secure locations.

The occurrence of any of the foregoing could cause governmental organizations to delay or refrain from purchasing our aircraft or other offerings in the future or otherwise adversely affect our business and operating results.

The U.S. government may modify or terminate one or more of our existing or future contracts.

We have previously been awarded contracts with the DoD and may enter into additional contracts with other U.S. governmental organizations in the future. However, such opportunities carry the risk of the U.S. government’s ability to modify or terminate one or more of such contracts without prior notice and at the U.S. government’s convenience. We believe that the DoD may be shifting its priorities under the Agility Prime program towards hybrid aircraft and autonomous flight technology; however, any future contracts we secure with the U.S. government could be modified or terminated under standard U.S. government contract terms. Moreover, opportunities to pursue such contracts could be less than we currently anticipate. In addition, funding may be reduced or withheld as part of the annual U.S. Congressional appropriations process due to fiscal constraints, changing priorities, geopolitical or other reasons. Any loss or reduction of expected funding and/or modification or termination of one or more U.S. government contracts that may be awarded to us could have a material adverse effect on our access to government testing facilities and/or our ability to secure pre-certification operating experience and/or revenues, which could have an adverse impact on our business, results of operations, financial condition and prospects.

We may be unable to secure contracts or continue to grow our relationship with the U.S. government and the DoD.

We are currently pursuing contracts with the U.S. government that may enable us to supply our aircraft, charging capabilities and other products and technologies, and/or services related to them, to the DoD or other

U.S. government agencies both prior to receiving a Type Certification from the FAA and after. While we believe we are uniquely qualified to participate in future initiatives, particularly those related to autonomous flight and hybrid aircraft, there can be no guarantees of our ability to negotiate and secure additional contracts in these areas. The timing of securing additional contracts may also be impacted by several factors that depend on actions by U.S. government personnel and the possibility remains that the time to secure additional contracts may be extended in the event of a bid protest. Our market is growing increasingly competitive and will continue to draw interest by large defense contractors as technology advances. Failure to obtain these contracts could limit our ability to gain additional operational learnings about our aircraft and other offerings and secure meaningful revenue, which could have a material adverse effect on business, results of operations, financial condition and prospects.

Our ability to attract and retain a U.S. DoD customer base and the related success of our defense program may be dependent upon our personnel obtaining and maintaining required security clearances for U.S. government classified work, as well as our ability to maintain our facility security clearance for the organization.

We maintain a Secret-level facility security clearance for the performance of classified DoD contracts and subcontracts. We operate under Security Control Agreement, which currently requires that the DoD approve one Director who is considered the Outside Director whose duties require that such director balance our business interests with U.S. national security interests in board-level decisions. In the future, one or more U.S. government contracts could require certain of our personnel to maintain various levels of security clearances in connection with our facility security clearance. The DoD has strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for personnel involves a lengthy process, and it is difficult to identify, recruit and retain personnel who already hold security clearances. If our employees or other personnel are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a potential or then-existing customer requiring classified work could elect not to award us a contract, terminate its contract with us or decide not to renew a contract upon its expiration, as applicable. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to employ personnel with specified types of security clearances in addition to maintaining the organization’s facility security clearance. To the extent we are not able to engage personnel with the required security clearances for a particular contract, we may not be able to bid on or win defense or other government contracts, or effectively rebid on future contracts.

The National Industrial Security Program requires that a company maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). We are party to a Security Control Agreement, dated June 15, 2025, by and among the DoD, QIA Industrials Holding LLC and BETA Technologies, Inc. (the “SCA”), as a suitable FOCI mitigation arrangement under the National Industrial Security Program Operating Manual Rule. Depending on changes to our ownership and governance composition, DCSA may determine, from time to time, that a different FOCI mitigation arrangement is appropriate.

We may be subject to risks associated with our strategic relationships.

We are or may be subject to risks associated with strategic relationships or other opportunities and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future. We have entered into strategic relationships, and may in the future enter into additional strategic relationships or joint ventures or minority equity investments, in each case with various third parties for the production or operation of our aircraft as well as with other collaborators with capabilities on data and analytics and engineering.

We have also entered into agreements with potential partners in a number of international markets to establish operations in these markets. These alliances subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third-party and increased expenses in establishing new strategic relationships, any of which may adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Strategic business relationships will be an important factor in the growth and success of our business. However, there can be no assurances that we will be able to continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects, financial condition and operating results could be adversely affected. Even if we are able to successfully source, negotiate and execute on strategic relationship opportunities, there can be no assurances that the expected synergies contemplated by the strategic business relationship will materialize, advance our business strategy, meet the expected return-on-investment targets or prove successful or effective for our business See also “—Our current collaboration with GE Aerospace and future strategic alliances could have an adverse effect on our financial condition and results of operations.”

When appropriate opportunities arise, we may acquire or license additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions or licenses and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions or licenses and the subsequent integration of new assets and businesses into our own would likely require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired or licensed assets or businesses may not generate the financial results we expect. Acquisitions or licenses could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

If conflicts arise between our collaborators or strategic partners and us, the other party may act in a manner adverse to us which could limit our ability to implement our strategies.

Our collaborators or strategic partners may develop, either alone or with others, products in related fields that are competitive with our products. Specifically, conflicts with key collaborators may adversely impact our ability to manufacture aircraft or scale production or sales. Conflicts with foreign partners may adversely impact our ability to scale operations outside the U.S. effectively. If such conflicts arise it may adversely affect our business, results of operations, financial condition and prospects.

We enter into aerospace commercial contracts, which are subject to unique risks, particularly with respect to contracts for our electric aircraft.

Contracts in the aerospace industry, and particularly aircraft contracts, may include complex technical terms governing the sale of our electric aircraft and/or maintenance, repair and overhaul support requirements. Pursuant to such contracts, we may provide services on an integrated basis, and may be required to provide warranty service and international support and/or meet certain service level, hardware performance and/or timing requirements, which may require us to assume additional risks associated with cost over-runs, delays and project losses.

Providing services on an integrated basis may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance and potential claims for liquidated damages and other financial and contractual remedies for nonperformance. Circumstances out of our control, including disruptions in our supply chain, could delay our performance of such contracts. If the amount we are required to pay for these goods and services exceeds the amount we have estimated to be recognized as revenue, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate customers for these delays, which may have an adverse impact on our business, results of operations, financial condition and prospects.

Our current collaboration with GE Aerospace and future strategic alliances could have an adverse effect on our financial condition and results of operations.

We may form strategic alliances or collaborations, such as our current collaboration with GE Aerospace, or create joint ventures with third parties that we believe will complement or augment our existing business. If we enter into strategic alliances or collaborations with promising technologies, we may not be able to realize the benefit of collaborating with such businesses if we are unable to successfully execute on the objectives of such strategic alliances or if exclusivity provisions prevent us from exploring alternative partnerships. In particular, our collaboration with GE Aerospace includes exclusive supply and right of first refusal (“ROFR”) provisions that may limit our ability to independently develop, source, or commercialize certain technologies, which could impact our flexibility and operational decision-making. We may encounter difficulties in developing, manufacturing and marketing any new technologies resulting from a strategic alliance or collaboration, including our current collaboration with GE Aerospace, that delay or prevent us from realizing their expected benefits or enhancing our business and may have an adverse effect on our results of operations. We cannot assure our stockholders that, following any such strategic alliance or collaboration, we will achieve the expected synergies to justify the transaction.

We may not realize all expected sales.

We cannot assure you that we will realize the revenue we expect to generate from our Backlog in the periods we expect to realize such revenue, or at all. Backlog represents the aggregate of our Firm Orders and Options. Agreements relating to our Backlog generally contain conditions with respect to the purchase of our aircraft or that require us to perform and provide certain deliverables ahead of completion of a purchase order. Certain of our contracts depend on certification of our aircraft by the FAA. Payment obligations arise after meeting certain manufacturing milestones. If the conditions to or performance of obligations under such agreements are not met, or if such agreements are otherwise canceled, modified or delayed, we may not generate the revenue we expect, which would materially and adversely affect our business, results of operations, financial condition and prospects. In addition, expected sales of our chargers, components and other offerings may not be realized.

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could negatively impact our revenues, results of operations and cash flows.

Historically, we have been dependent on a relatively small number of customers for our sales, and a small number of customers have accounted for a material portion of our revenue. For the year ended December 31, 2024, the U.S. government and United Therapeutics constituted 48% and 34% of total revenues, respectively. For the six months ended June 30, 2025, the U.S. government and United Therapeutics constituted 37% and 18% of total revenues, respectively. The loss of any one of our significant customers, their inability to perform under their contracts, or their default in payment, could have a materially adverse effect on our revenues, results of operations and cash flows.

We depend on suppliers and service partners for raw materials and certain parts and components.

Despite our high degree of vertical integration, we still rely on purchased materials and parts for our aircraft and all products and manufacturing equipment, which we source from suppliers globally, some of whom are currently single source suppliers, and certain of the components used in our aircraft that are custom made for us by third parties. To date, we have not qualified alternative sources for most of the single sourced components used in our aircraft and we generally do not maintain long-term agreements with our single source suppliers. For example, while several sources of the lithium-ion cell we have selected for battery packs are available, we have fully qualified only one supplier for these lithium-ion cells. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term or at all at prices or costs that are favorable to us. In particular, while we believe that we will be able to secure alternate sources of supply for almost all of our single sourced components on a relatively short time frame, qualifying alternate suppliers or developing our own replacements for certain highly customized components of our electric aircraft, such as avionics, sidesticks or servos which are supplied to us by Garmin, Sensata Technologies and Volz Servos, respectively, may be time consuming and costly.

We face risks relating to the availability of these materials, parts and components, including that we will be subject to demand shortages and supply chain challenges and generally may not have sufficient purchasing power to eliminate the risk of price increases for the raw materials and lines we need. To the extent that we are unable to enter into commercial agreements with any of our suppliers on beneficial terms, or any of our suppliers experience difficulties ramping up their supply to meet our requirements, the production of our batteries and aircraft will be delayed and we will not be able to meet our production timelines.

Separately, we may be subject to various supply chain requirements regarding, among other things, conflict minerals, hazardous substance management, environmental sustainability and labor practices. We may be required to incur substantial costs to comply with these and potential future requirements, which may include locating new suppliers to replace existing ones, and could also be subject to substantial costs or penalties in the event of non-compliance. We may not be able to find any new suppliers for certain raw materials or components required for our operations, or such suppliers may be unwilling or unable to provide what we require. While we believe that we may be able to establish alternate supply relationships and can obtain substitutes, we may be unable to do so in the short-term, or at all, at prices that are favorable to us.

We expect to incur significant costs related to procuring various materials required to manufacture and assemble our batteries, aircraft and other products, which will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We may not be able to control fluctuation in the prices for these materials or negotiate agreements with suppliers on terms that are beneficial to us. Substantial increases in the prices for our raw materials, or our inability to reduce our raw material costs as we scale, would negatively impact our prospects.

In addition, currency fluctuations, geopolitics, trade barriers, embargoes, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key materials or components for our batteries and aircraft or significantly increase freight charges, raw material costs and other expenses associated with our business.

While we have not experienced material supply chain disruptions to date, we may experience material supply chain disruptions in the future. Any disruption in the supply of materials, parts, services or outsourced components could temporarily disrupt research and development activities or production of our batteries or aircraft and could impede our commercialization efforts. Changes in business conditions, unforeseen circumstances, governmental and regulatory changes, and other factors beyond our control or which we do not presently anticipate could also affect our suppliers’ ability to deliver to us on a timely basis. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

We may be unable to seek, obtain, maintain, protect or enforce our intellectual property rights, or to otherwise defend our intellectual property rights from unauthorized access or use by third parties.

Our success depends, in part, on our ability to seek, obtain, maintain, protect, defend or enforce our intellectual property rights, including technologies deployed in our current or future aircraft or utilized in our aircraft components and related products and services. To date, we have relied primarily on patents, trade secrets, trademarks, other intellectual property and contractual rights to protect our know-how, technology and proprietary information. Our software is also subject to certain protections under copyright law, though we have chosen to protect the software as a trade secret.

We routinely take steps to maintain, protect and enforce our intellectual property and proprietary technology. Although we seek to enter into agreements, including confidentiality, non-disclosure and intellectual property assignment agreements, with parties who have access to our intellectual property and proprietary technology, such as our employees, contractors, consultants, and other third parties, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. In addition, such agreements may be breached, may not be self-executing or we may fail to enter into such agreements with all relevant individuals and entities. We may become subject to claims that current or former employees, contractors, consultants and other third parties engaged by us for development of intellectual property misappropriated intellectual property rights from their previous employers. Further, our employees are able to leave and may unintentionally take certain intellectual property with them to direct and indirect competitors. As such, we may also become subject to claims challenging the inventorship or ownership of our intellectual property, or claims that former employees, collaborators or other third parties have an ownership interest in our intellectual property. Accordingly, we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or claim rights to.

We also limit access to and restrict disclosure of our trade secrets and other proprietary or confidential information. For example, we rely on physical and electronic security measures to protect our proprietary information. However, we cannot provide assurance that these security measures will not be breached or will provide adequate protection for our proprietary or confidential information. We intend to continue to rely on the foregoing steps and other means in the future, but the steps we take to protect our intellectual property may be ineffective or inadequate to deter infringement, misappropriation, or other violations of our proprietary information or other intellectual property, and unauthorized parties may attempt to copy, reverse engineer or misappropriate aspects of our intellectual property or obtain and use information that we regard as proprietary. Additionally, it is possible that others will design around our intellectual property, independently develop the same, similar or superior technology or otherwise obtain access to our unpatented technology in a manner that does not violate our intellectual property rights, and in such cases we may have difficulty asserting trade secret rights against such parties or otherwise may not be able to successfully assert our intellectual property or other proprietary rights against them.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property and related confidentiality and nondisclosure provisions. However, even if we initiate litigation against third parties such as suits alleging infringement, misappropriation, or other violations of our intellectual property, we may not prevail. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Moreover, third parties may challenge, invalidate, or circumvent our intellectual property and other proprietary rights, or otherwise assert rights therein or ownership thereof, including through administrative processes or litigation, and we may be unable to successfully resolve any such conflicts in our favor or to our satisfaction. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated, unenforceable or interpreted narrowly and could put any of our related intellectual property at risk of not issuing or being cancelled. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. Moreover, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets. Trade secrets can be difficult to protect. While we strive to undertake measures that protect and preserve our trade secrets, such measures can be breached and would require extensive litigation to be compensated appropriately. In addition, our trade secrets may be independently discovered by competitors. Accordingly, if we fail to obtain or maintain our intellectual property, or if our competitors obtain our trade secrets or independently develop technology similar or superior to ours, our competitive market position could be materially adversely affected. Even if we obtain or maintain our intellectual property rights, we cannot guarantee that such rights will be valid, enforceable, sufficiently broad in scope or provide adequate protection of our intellectual property and any other proprietary rights.

Further, obtaining and maintaining patent, trademark, and copyright protection can be costly. We may choose not to, or may fail to, pursue or maintain such forms of protection for our technology in the United States or foreign jurisdictions, which could harm our ability to maintain our competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources to file and prosecute all patent applications for such technology or that we will lose protection for failing to comply with all procedural, documentary, payment and other obligations during the patent prosecution process. Additionally, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that the patent protections will not be narrowed or lost completely due to third party re-examination and other post-grant proceedings.

The laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate to prevent other parties from infringing our proprietary technology. We may also fail to detect unauthorized access or use of our intellectual property, or to take appropriate steps to enforce our intellectual property rights, or we may be required to expend significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time-consuming and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property rights, our business, results of operations, financial condition and prospects could be adversely affected.

We have used certain of our intellectual property in performance of contracts with the U.S. government, and may do so more broadly in the future. The Federal Acquisition Regulation and Defense Federal Acquisition Regulation Supplement provide that the U.S. government may obtain certain rights in intellectual property, including patents, developed by us and our subcontractors and suppliers in performance of government contracts or with government funding. The U.S. government may use or authorize others (including our competitors) to use such patents and intellectual property for government and other purposes. The U.S. government is pursuing aggressive positions on the acquisition of broad data and software packages as well as the scope and applicability of these rights once acquired. The DoD is also implementing an overarching intellectual property acquisition policy that will require a greater focus and planning as to intellectual property rights for its programs, with the potential impacts of this policy or any associated regulatory changes on future acquisitions yet to be determined. The DoD’s efforts could affect our ability to protect and exploit our intellectual property. Governments may also challenge the sufficiency of intellectual property rights we have granted in government contracts and attempt to obtain greater rights, which could reduce our ability to protect our intellectual property rights and to compete. Relatedly, our ability to procure and perform government contracts requires us to obtain certain rights in the intellectual property of others through government grants. Governments may deny us the right to obtain such rights in the intellectual property of others, which may affect our ability to perform government contracts. Additionally, the U.S. government may choose to apply secrecy orders to various patent applications precluding their publication, foreign filing, and enforcement even if they become granted and issued patents.

Third parties may claim that we infringe, misappropriate or otherwise violate their intellectual property.

We have in the past been subject to, and could in the future be subject to, claims and legal proceedings regarding alleged infringement, misappropriation or other violation by us of the intellectual property rights of third parties. Such claims, whether or not meritorious, have in the past resulted in, and may in the future result in, the expenditure of significant time and financial, managerial, and engineering resources. To resolve these claims, we may enter into royalty-bearing and cross-licensing agreements, which may be only available on terms that are less favorable than currently available, or not at all, or we may be required to modify, redesign, undertake workarounds or substantial reengineering, stop selling or otherwise limit our ability to use or offer affected technologies, products, services, and branding materials, or pay damages, including damages to satisfy indemnification commitments with our customers. Even if a license is available to us, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, which could adversely affect our business, financial condition and results of operations. Adverse outcomes could also include monetary damages, including legal fees, settlement payments and other costs or damages, or injunctive relief that may limit or prevent importing, marketing, and selling our products or services that have infringing, misappropriating or otherwise violating technologies. These risks have been amplified by the increase in third parties whose sole or primary businesses are to assert such claims.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property and other proprietary rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	we might not have been the first to invent the inventions covered by our patent portfolio;

•	we might not have been the first to file the patent application covering our patent portfolio or future patents;

•	it is possible that any patent applications we may file in the future will not lead to issued patents;

•	others may have access to intellectual property rights which have been licensed to us on a non-exclusive basis;

•

our competitors might conduct R&D activities in countries where we do not have patent rights, or in countries where R&D safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

we may choose not to file a patent for certain inventions, instead choosing to rely on trade secret protection or know-how, and a third party may independently develop such invention and subsequently file a patent covering such invention; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Should any of these events occur, it could significantly harm our business, financial condition and results of operations.

Interruption to, interference with, or failure of our complex information technology and communications systems could hurt our ability to effectively operate our business.

We depend on our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) aircraft technology, including powertrain and avionics and flight control software, owned by us or our third-party vendors or suppliers; (d) integrated software in our aircraft and GSE; or (e) customer data that we process or our third-party vendors or suppliers process on our behalf. These systems could fail or be interrupted due to conditions beyond our control, including security incidents, cyber-attacks and agreement terminations with third-party service providers. A failure of or interruption to our systems could disrupt our business operations, result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information, compromise certain information of customers, employees, suppliers or others, jeopardize the security of our facilities or affect the performance of in-product technology and the integrated software in our aircraft and GSE.

We collect, store, transmit and otherwise process data from our aircraft and GSE, our employees and others as part of our business and operations, which may include personal, confidential or proprietary information. We also work with partners and third-party service providers or vendors that collect, store and otherwise process such data on our behalf and in connection with our aircraft and GSE.

We plan to use data connectivity software to monitor aircraft performance, enhance safety and enable cost-saving preventative maintenance. Our services depend on the availability, effectiveness and continued operation of information technology and communications systems and our ability to obtain and maintain satisfactory contracts with service providers. Our systems, or those of our third-party service providers, may be vulnerable to damage or interruption from physical theft, fire, terrorist attacks, natural or manmade disasters, power loss, actual or threatened acts of war, telecommunications failures, insider theft or misuse, human error and similar events. We and our third-party service providers are also vulnerable to cybersecurity-related incidents, including, among others, computer viruses, worms, trojan horses, bugs, distributed denial or degradation of service attacks, ransomware, malware, infiltration by unauthorized persons, malicious and destructive code, phishing attacks, social engineering schemes, or other attempts to harm our systems or those of our third-party service providers. We intend to log information about each aircraft’s use to aid in aircraft diagnostics and servicing. Our customers may object to the use of this data or place limitations that materially restrict its use, which may increase our aircraft maintenance costs and harm our business prospects.

There are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain, sales and service processes. These risks may affect our ability to manage our data and inventory, to procure parts or supplies, to manufacture, deploy, deliver and service our aircraft and GSE, to adequately protect our intellectual property, or to achieve and maintain compliance with, or to realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted and our ability to accurately and timely report our financial results could be impaired. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, which could adversely affect our reputation. We may need to expend significant resources to make corrections or find alternative sources for these functions if such functions do not operate as intended.

We, along with our third-party service providers, vendors and suppliers, are at risk for cybersecurity-related attacks and cyber-incidents, which may adversely affect our business.

Cybersecurity risks and cyber-incidents may adversely affect our business by disrupting our operations or those of our third-party service providers, vendors and suppliers, compromising or corrupting our confidential information and/or damaging our business relationships, all of which could negatively impact our business, reputation, results of operations, financial condition and prospects. Although we have implemented a variety of security measures, our computer systems, networks and data, like those of other companies, could be subject to cyber-incidents, including intentional attacks or unauthorized access, use, alteration or destruction. Third parties, including activist, criminal, nation-state or terrorist actors, may attempt to fraudulently induce us or our personnel to disclose sensitive information (including passwords) in order to gain access to data, accounts, funds or other assets, or otherwise to inflict harm. In the event that we are subject to a successful cyber-attack or other cyber-incident, substantial losses may occur in the form of stolen, lost or corrupted: (i) data or payment information; (ii) financial information; (iii) software, contact lists or other databases; (iv) proprietary information or trade secrets; or (v) other items.

As our reliance on technology has increased, including internet or cloud-based programs, so have the risks posed to our internal and third-party information systems. Our aircraft contain complex information technology systems and built-in data connectivity to share aircraft data with ground operations infrastructure. We design, implement and test security measures intended to prevent unauthorized access to our information technology networks, our aircraft and related systems but these measures do not guarantee that a cyber-attack or cyber-incident will not occur. Hackers may attempt to gain unauthorized access to modify, alter, or use such networks, aircraft and systems to gain control of or to change our aircraft’s functionality or performance characteristics, or to gain access to data stored in or generated by the aircraft. A significant breach of our third-party service providers’ or vendors’ or our own network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our aircraft and harm to our reputation and brand.

Cybersecurity threats are constantly evolving and are difficult to predict due to advances in the technological capabilities and methods of threat actors, including phishing, social engineering or other illicit acts. We cannot be sure that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. For example, we may have limited insight into the data privacy or cybersecurity practices of third-party service providers and vendors. Even if our own security measures remain intact, cyber-attacks, data breaches, security incidents, malicious internet-based activities or other incidents or failures at one of our third-party service providers or our vendors could compromise our systems and data. Further, in such a circumstance, we may not receive timely notice of, or sufficient information about, the breach or other incident or failure, or be able to exert any meaningful control of or influence over how and when the breach or other incident or failure is addressed. Any theft, loss, or misappropriation of, or access to, clients’ or other proprietary data, or other breach of our third-party service providers’ and vendors’ information technology systems, could disrupt our operations, damage our reputation, result in fines, legal claims, or proceedings, including regulatory investigations and actions, liability for failure to comply with privacy and information security laws, or otherwise result in loss of revenue, fraudulent transactions, loss of clients, transaction errors, processing inefficiencies, service reliability and increased costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Further, the costs of mitigating cybersecurity risks may be significant, including, but not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. Moreover, the mere perception of a security breach involving us or any part of the broader aerospace industry, whether or not true, could also damage our business, operations or reputation.

Threat actors, nation-states and nation-state supported actors now engage, and are expected to continue to engage, in cyber-attacks, including for geopolitical reasons and in connection with military conflicts and operations. During times of war and other major conflicts, we and our third-party vendors or suppliers may be vulnerable to heightened risk of these attacks. Our systems, networks and physical facilities could be breached, or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our employees or our customers to disclose information or usernames and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our third-party service providers and vendors. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages, incur penalties and be responsible for other costs to respond to such an incident.

In addition, we are subject to domestic and international cybersecurity-related laws and regulations, alongside government, customer and other cybersecurity requirements. The scope and breadth of these requirements have expanded our compliance obligations, and cybersecurity regulatory enforcement activity has grown. We expect regulatory and compliance requirements to continue to evolve. Staying apace with these regulatory changes could require us, our suppliers and our business partners to modify existing practices, increase operational and compliance expenditures and incur new or additional information technology and product development expenses. Given that compliance with regulatory changes can take time, it is possible that our practices may not at all times comply fully or partially with all applicable requirements. Additionally, a failure to comply with the National Institute of Standards and Technology Special Publication 800-171, 32 CFR Part 117 or other applicable U.S. government or DoD cybersecurity requirements and guidelines, including the

Cybersecurity Material Model Certificate (“CMMC”), whether or not resulting in a security breach or disruption, could restrict our ability to bid for, be awarded and perform on DoD contracts. DoD requirements to comply with the CMMC and its obligations now and in the future may cause additional expense. We plan to implement cybersecurity policies and frameworks based on industry and governmental standards to align closely with DoD requirements, instructions and guidance. Moreover, we continue to work with the DoD on assessing cybersecurity risk and on policies and practices aimed at mitigating these risks.

We may be subject to increased compliance burdens by certain regulators and customers with respect to our aircraft and products, as well as additional costs to oversee and monitor security risks. Most jurisdictions have enacted laws mandating companies to inform individuals, stockholders, regulatory authorities and/or others of security breaches. In addition, some of our customer agreements may require us to promptly report security breaches on our systems. These mandatory disclosures can be costly, harm our reputation, erode customer trust and require significant resources to mitigate issues stemming from actual or perceived security breaches.

While we currently maintain cyber liability insurance, our insurance may be insufficient or may not cover all liabilities we could incur. A successful claim against us that exceeds our available cyber liability insurance coverage or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements) could adversely affect our business. In addition, we cannot be sure that our existing cyber liability insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We are subject to evolving Privacy Laws, which subjects us to a number of potential regulatory and reputational risks. We may face investigations, fines and sanctions as a result of our or our service providers’ actual or perceived failure to comply with the Privacy Laws and incur increased operational costs in order to ensure future compliance.

We currently do, and in the future expect to continue to, collect, store, transmit and otherwise process data from our aircraft and GSE, our customers, our employees and others as part of our business and operations, which may include personal, confidential or proprietary information. We also work with partners and third-party service providers or vendors that collect, store and process such data on our behalf and in connection with our aircraft and GSE. As such, we are subject to data protection, privacy, cybersecurity and/or information security laws, regulations, and industry standards in the jurisdictions in which we do business (collectively, the “Privacy Laws”). These Privacy Laws impose obligations in relation to the collection, use, and disclosure of personal information, including providing consumers with certain rights to access, correct, delete, and restrict the processing of their personal information.

The Privacy Laws are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of the Privacy Laws and regulations are often uncertain, particularly in the new and rapidly evolving industries in which we operate. These laws and regulations may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation could adversely affect the manner in which we provide our products and services, or adversely affect our financial results, including by imposing significant fines that increasingly may be calculated based on global revenue. Compliance with applicable Privacy Laws may require adhering to stringent legal and operational obligations and necessitate dedicating substantial time and financial resources, which may increase over time.

Numerous jurisdictions, including other states in the United States, have either passed, proposed, adopted or are considering laws and regulations related to the collection, use or other processing of data. Given the rapidly evolving landscape of data privacy and security laws, we cannot yet determine the full impact these privacy, security, and data protection laws and regulations, or other such future privacy, security, and data protection laws and regulations, may have on our current or future business. Such laws and regulations are expected to vary from jurisdiction to jurisdiction, thus increasing costs, operational and legal burdens, and the potential for significant liability for regulated entities. Additionally, these laws and regulations, and any changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. Finally, any actual or perceived failure to comply with these laws could result in a costly investigation, enforcement actions, fines or litigation resulting in potentially significant liability or other costs and a material and adverse impact on our reputation and business.

Our use of artificial intelligence (“AI”) technologies may adversely impact our business, reputation, financial condition and results of operations.

We use AI technologies in connection with our business operations and intend to increase this use over time. Our use of AI technologies, particularly generative AI technologies, carries certain risks, including regarding the accuracy and quality of AI outputs, which may or may be perceived to be inaccurate, incomplete, biased, misleading, discriminatory or otherwise inappropriate for our needs, which could adversely affect our business and reputation. Our use of AI, particularly generative AI, may also create legal and financial exposure, including for claims and liabilities associated with AI outputs that may be alleged to infringe the intellectual property rights of third parties.

Furthermore, our use or any use by our contractors, consultants, vendors or service providers, of third-party AI providers to process our confidential or other sensitive information could put the confidentiality of such information at risk, including if any such third-party AI provider breaches its contractual obligations to us, suffers cyber-attacks or intentionally or inadvertently discloses, or misuses our confidential or sensitive information or otherwise incorporates the same into publicly available training sets. In such an instance, it is possible that our confidential or other sensitive information could become available to third parties, including our competitors. We or our employees may use AI technologies, inadvertently or otherwise, in a manner that puts our confidential information or intellectual property rights at risk. Any of the foregoing risks may result in diversion of management’s attention and resources, and may harm our business, reputation, results of operations, financial condition and prospects.

Further, any output created by us using AI technologies may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, any one of which may, among other things, require us to limit the ways in which we use AI technologies. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI technologies we employ, or if we experience cybersecurity incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, data protection and cybersecurity, publicity, contractual or other rights. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

Additionally, changes in AI technology could require us to make significant ongoing investments to maintain and upgrade our technological capabilities. We may not successfully implement these developments in a timely or cost-effective manner, or at all, and the AI technologies in which we invest may be less effective than expected, or become unavailable to us on favorable terms, or at all. We may also be impacted by risks related to evolving laws, regulations and standards regarding the development and use of AI technologies. Changes in laws, regulations or industry standards governing AI use could lead to increased costs and compliance requirement or restrict our ability to use certain AI technologies in our operations altogether.

As the use of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that our incorporation of AI in our business will require additional resources, including the incurrence of additional costs, to develop and maintain our products and features to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing.

Social media and mobile messaging platforms present risks and challenges to maintaining and enhancing our brand, and any damage to our reputation or information leakage could adversely impact our business.

The inappropriate and/or unauthorized use of certain social media and mobile messaging channels could cause brand damage or information leakage or could lead to legal implications, including from the improper collection and/or dissemination of personally identifiable information. In addition, negative or inaccurate posts or comments about our company, technologies or products on any social networking platforms could damage our reputation, brand image and goodwill. Further, the disclosure of non-public Company-sensitive information by our current or former personnel or others through external media channels could lead to information loss. Although we have internal communications, social media and mobile messaging protocols that guide our employees on appropriate personal and professional use of these platforms for communication about the Company, the processes in place may not completely secure and protect information. Identifying potential new points of unauthorized entry as new communication tools expand also presents new challenges.

Moreover, repairing our brand and reputation in the case of any adverse event may be difficult, time-consuming and expensive. Our failure to address, or the appearance of our failure to address, issues that give rise to reputational risk could significantly harm our brand and reputation. To the extent we fail to respond quickly and effectively to address corporate crises and other threats to our brand and reputation, the ensuing negative public reaction could significantly harm our brand and reputation, which could result in loss of trust from our consumers, third-party service providers and employees and could lead to an increase in litigation claims and asserted damages or subject us to regulatory actions or restrictions.

We are subject to risks associated with global climate change, including physical and transitional risks.

The potential physical effects of climate change, such as increased frequency and severity of high wind conditions, storms, floods, fires, fog, mist, freezing conditions, droughts, sea-level rise and other climate-related events, could affect our operations, assets, infrastructure, supply chain and financial results. Climate change risks could result in but are not limited to operational risk from the physical effect of climate events on our charging facilities, production facilities and other assets and we could incur significant costs to improve the climate resiliency of our aircraft or infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We may also be impacted by transitional risks related to climate change, including new or more stringent regulatory requirements, increased monitoring and disclosure requirements and potential effects on our reputation and/or changes in our business. Changes in climate change laws or regulations could lead to increased costs and compliance requirements or otherwise could negatively impact our business and/or competitive position. Further, there is an increased focus from a variety of stakeholders, including governments, investors, lenders and customers, on climate change matters, including increased pressure and regulatory requirements to expand disclosures related to the physical and transition risks related to climate change or to establish climate-related goals, such as the reduction of greenhouse gas emissions, which could expose us to market, operational and execution costs or risks. Our failure to comply with applicable requirements or establish such climate-related targets or targets that are perceived to be appropriate, as well as to achieve progress on those targets on a timely basis, or at all, could adversely affect the reputation of our brand and business and demand for our offerings. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Our aircraft utilization may be lower than expected due to weather and other factors.

Although we design our aircraft to maximize operational utilization, our aircraft may not be able to fly in poor weather conditions, including snowstorms, thunderstorms, high winds, lightning, hail, known icing conditions and/or fog. Our inability to operate in these conditions will reduce our aircraft utilization and cause delays and disruptions. We intend to maintain a high daily aircraft utilization rate, which is the amount of time our aircraft spend in the air. This is achieved, in part, by reducing turnaround times at vertiports. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft, and reductions in utilization would adversely impact our financial performance, cause customer dissatisfaction and could have an adverse impact on our business, results of operations, financial condition and prospects.

Our aircraft and chargers may require maintenance at frequencies or at costs which are unexpected.

Our aircraft and network of chargers will require regular maintenance and support. We are still developing our understanding of the long-term maintenance profile of these and certain of our other offerings. If useful lifetimes are shorter than expected, or if trained and qualified aircraft mechanics continue to be in short supply, this may lead to greater maintenance costs than we anticipate. If our aircraft and related equipment or our chargers require maintenance more frequently than anticipated or at costs that exceed our estimates, that could impact our commercialization efforts or, in the case of our charging network, could result in higher operating costs, or otherwise negatively impact customer satisfaction or demand with respect to our offerings. Any of these could have a material adverse effect on our business, results of operations, financial condition or prospects.

If we are unable to maintain adequate facilities and infrastructure, including securing access to key infrastructure, we may be unable to offer our aircraft and other products or charging services in a way that is useful to customers.

If we are unable to obtain and maintain adequate facilities and infrastructure, including access, on commercially viable terms, to key infrastructure such as airports where our chargers are then-located or proposed to be located, we may be unable to offer our aircraft and other products or charging services in a way that is useful to passengers. To operate and expand our current and planned business activities, we must secure or otherwise develop adequate manufacturing, testing, charging and maintenance infrastructure in fit-for-purpose and, in the case of our charging network, desirable locations.

There is also a complex patchwork of federal, regional and municipal regulatory considerations applicable to asset management and property development in general, and aviation assets and infrastructure in particular, including EHS regulations. See also “—We could incur significant costs in complying with EHS laws and regulations and could be adversely affected by liabilities or obligations imposed under such laws and regulations.” The nature and extent of any changes in these laws, rules, regulations and permits associated with these laws and regulations may be unpredictable and may have material effects on our business. Local community groups, some of which may be opposed to property development in general, and new aviation infrastructure in particular, can impact the application of these regulations or the development of new regulations.

Our facilities are subject to a risk of closure due to zoning, permitting and leasing issues. We may not be able to obtain necessary permits and approvals or to make necessary infrastructure changes to enable adoption of our aircraft, charging equipment or other offerings. Further, the destruction of or our inability to use any of our facilities for a prolonged period of time could materially impact our ability to meet our projected timelines. If we are unable to acquire, lease or otherwise maintain space and related facilities integral to our operations on terms and in locations that are favorable, this could prevent our aircraft and other offerings from being purchased or deemed desirable by our customers and, in turn, have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to use net operating losses and other tax attributes to offset future taxable income may be subject to certain limitations.

As of December 31, 2024, we had federal and state net operating losses (“NOLs”) of approximately $364.7 million and $289.3 million, respectively, and as of June 30, 2025, we had federal and state NOLs of approximately $484.7 million and $345.1 million, respectively, which carryforward indefinitely for federal purposes and begin to expire for state purposes in 2030. We intend to file amended state and local tax returns for years 2021 and 2022 due to a recent analysis of state apportionment and have recorded the anticipated effects of the amended returns as of June 30, 2025. As of December 31, 2024, we had federal and state research and development tax credit carryforwards of approximately $19.0 million and $2.9 million net of federal benefit, respectively, and as of June 30, 2025, we had federal and state research and development tax credit carryforwards of approximately $21.2 million and $4.2 million, respectively, which begin to expire for federal and state purposes in 2039. Under the Tax Cuts and Jobs Act of 2017 (“TCJA”), federal NOLs generated in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized and federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of taxable income annually. Further, under the TCJA, federal and state research and development tax credits may be carried forward for 20 years. Our U.S. federal and state NOLs and certain other tax credits (such as research and development tax credits) may be subject to limitation under Sections 382 and 383 of the Code, respectively, and similar provisions of state law. Under those sections of the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes, such as research and development tax credits, to offset post-ownership change taxable income or taxes. If we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs and other tax attributes could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. “Ownership changes” that have occurred in the past or that may occur in the future could result in the imposition of an annual limit on the amount of pre-ownership change NOLs and other tax attributes we can use to reduce taxable income, potentially increasing and accelerating our liability for income taxes.

Changes in financial accounting standards may cause adverse unexpected fluctuations and affect our reported results of operations.

A change in accounting standards or policies, and varying interpretations of existing or new accounting pronouncements, as well as significant costs incurred or that may be incurred to adopt and to comply with these new pronouncements, could have a significant effect on our reported financial results or the way we conduct our business. If we do not ensure that our systems and processes are aligned with the new standards, we could encounter difficulties generating quarterly and annual financial statements in a timely manner, which could have an adverse effect on our business, our ability to meet our reporting obligations and compliance with internal control requirements.

Management will continue to make judgments and assumptions based on our interpretation of new standards. If our circumstances change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of the Class A common stock.

Increasing scrutiny, regulatory requirements and changing expectations from various stakeholders with respect to sustainability and other environmental, social and governance matters may impose additional costs on us or expose us to reputational or other risks.

Investors, customers and other stakeholders have focused increasingly on sustainability and environmental, social and governance practices of companies, including, among other things, practices with respect to human capital resources, emissions, climate change and environmental impact. Stakeholder expectations are not uniform and support for and opposition to such matters have increasingly resulted in a range of activism and legal and regulatory developments. Expectations and requirements of our investors, customers and other third parties evolve rapidly, whether in support of or opposition to such matters, and are largely out of our control, and our initiatives and disclosures in response to such expectations and requirements may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain services, enhanced compliance or disclosure obligations or other adverse impacts to our business, financial condition and results of operations. While we have programs and initiatives in place related to our sustainability practices, there is no assurance that our stakeholders will agree with our sustainability-related strategies, and investors may decide to reallocate capital or to not commit capital as a result of their assessment of our services and practices. In addition, our customers, business partners and suppliers may be subject to similar expectations and may require that we implement certain additional procedures or standards to continue to do business with us, which may augment or create additional costs or risks, including costs or risks that may not be known to us. Relatedly, there is increasing focus by regulators, customers and other stakeholders on greenwashing issues and environmental marketing and sustainability-related claims. There can be no assurance that we will not be subject to greenwashing allegations or claims associated with the veracity of our environmental- and sustainability-related claims, including those related to the environmental sustainability and energy efficiency of our aircraft, our renewable energy usage or our battery recycling practices, among other things, which could expose us to liabilities or require us to incur additional costs to adequately prepare disclosures or improve internal controls. There is also increasing focus on environmental, social and governance and sustainability disclosure and regulation across various jurisdictions and exposure to any new regulatory and legal requirements may lead to increased operational costs and compliance burden for us. Any failure to comply with regulatory or legal requirements or adapt to investor, customer and other stakeholder expectations and standards, which are evolving and can conflict, or if we are perceived (whether validly or not) not to have responded effectively to their growing concerns around sustainability or environmental, social and governance issues, regardless of whether there is a legal requirement to do so, or to effectively respond to new or additional legal or regulatory requirements regarding such matters or potential regulatory/investor engagement or litigation, could cause or result in reputational harm to our business and could have a material adverse impact on our business, financial condition and results of operations.

We may in the future become subject to legal proceedings, which may be time-consuming and expensive and, if adversely determined, could delay, limit or prevent our ability to commercialize our aircraft or otherwise execute on our business plans.

Future legal proceedings against us or our employees, regardless of outcome or merit, could be time consuming and expensive to defend or resolve, result in substantial diversion of management and technical resources, delay, limit or prevent our ability to make, develop, commercialize or deploy our aircraft and deteriorate our reputation and our business relationships, any of which could make it more difficult or impossible for us to operate our business or otherwise execute on our business plan and significantly adversely affect our business, results of operations, financial condition or prospects. In the event of an adverse outcome of litigation, we may have to cease developing and/or using the asserted intellectual property, which could significantly adversely impact our business, results of operations, financial condition or prospects.

The requirements of being a public company will cause us to incur increased costs and may strain other resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase, and may continue to increase, our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that, once we are a public company, we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that, once we are a public company, we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight will be and may in the future be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we will hire additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.

In the future, changes in laws or regulations governing our operations, changes in the interpretation thereof or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could have a materially adverse effect on our business. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure could create uncertainty for public companies, increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve or otherwise change over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards (or changing interpretations of them), and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected. As a public company, we will also have to incur increased expenses in order to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain the same or similar coverage or obtain coverage in the future. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our audit committee, compensation committee and nominating and governance committee, and qualified executive officers.

As a result of disclosure of information in the filings required of a public company, our business and financial condition will be more visible, which may result in threatened or actual litigation, including by competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results. In addition, as a result of the disclosure obligations as a public company, we may have reduced flexibility and be under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

Our management team has limited experience managing a public company.

Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors and regulators and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely impact our business, results of operations, financial condition and prospects.

Risks Related to Laws and Regulations

Failure to comply with applicable laws and regulations relating to the aerospace business in general and electric aircraft testing, certification and production specifically, could adversely affect our business, results of operations, financial condition and prospects.

In order to commercialize our product offerings, we will need to obtain and maintain approvals from governmental authorities based on compliance with a variety of aerospace laws and regulations. If we are unable to obtain, experience delays in obtaining, or are unable to maintain such approvals, our business could be negatively impacted. Our electric aircraft, motors and subsystems will be subject to substantial regulation in the jurisdictions in which we intend our electric aircraft and other offerings to be sold and used. We expect to incur significant costs in complying with these regulations. Regulations related to eVTOL aircraft in particular, including aircraft certification, Production Certification, passenger operation, flight operation, including operations under experimental and special airworthiness certificates, airspace operation, security regulation and infrastructure regulation are currently evolving, and we face risks associated with the development, evolution and enforcement of these regulations. For example, in October 2024, the FAA published the SFAR for eVTOL aircraft. Any other regulatory changes or revisions could delay our ability to obtain Type Certification, and could delay our ability to execute on our business plans with respect to sale of aircraft and certain other offerings.

Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Our failure to obtain or maintain certification for our aircraft would have a material adverse effect on our business and operating results. In addition to obtaining and maintaining certification of our aircraft, we will need to obtain and maintain a production certificate necessary to manufacture type certified aircraft and motors. A transportation or aviation authority may determine that we cannot manufacture, provide, or otherwise engage in those product or service offerings as we have contemplated. The inability to commercialize our envisioned product offerings could materially and adversely affect our business, results of operations, financial condition and prospects.

To the extent the laws change, our aircraft and/or related or other offerings may not comply with those laws, which would have an adverse effect on our business. Complying with changing laws could be burdensome, time consuming and expensive. To the extent compliance with new laws is cost prohibitive, our business, results of operations, financial condition and prospects could be adversely affected.

Our aircraft must be certified with the FAA in the United States or other comparable regulatory agencies in international jurisdictions. If we expand beyond the United States, there will be additional laws and regulations we must comply with, and there may be laws and regulations in other jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our operations or business practices or that are difficult to interpret and change rapidly. See “—We may be unable to obtain relevant regulatory approvals for the commercialization of our aircraft, motors or subsystems, either in the United States or in foreign markets.”

Continued regulatory limitations and other obstacles interfering with our business operations could have a negative and material impact on our business, results of operations, financial condition and prospects.

We are required to comply with a wide variety of laws and regulations, and are subject to regulation by various federal, state and foreign agencies, and our failure to comply with existing and future regulatory requirements could adversely affect our business, results of operations, financial condition and prospects.

We expect to compete in markets in which we and our customers are subject to federal, state, local, international and transnational laws and regulations, including, but not limited to, laws and regulations relating to zoning and those imposing requirements with respect to business licenses and registrations. Any significant change in laws, regulations and standards could impact the manner in which we conduct business, as well as the design, manufacture and operation of our electric aircraft and other offerings, delay our timeline or reduce demand for our products or increase our expenses. For example, business licenses and the approval to operate can vary by country, state and municipality.

We are also registered with the Directorate of Defense Trade Controls of the U.S. Department of State, as is required to manufacture and export goods controlled by the ITAR, and we are subject to strict export control and prior approval requirements related to these goods. Our failure to comply with the ITAR and other export control laws and regulations, as well as economic sanctions, could result in penalties, loss, or suspension of contracts or other consequences. Any of these could adversely affect our business, results of operations, financial condition and prospects. Failure by us or by our customers to meet one or more of these various regulatory obligations could have adverse consequences in the event of material non-compliance. Compliance with relevant sanctions and export control laws could restrict our access to, and increase the cost of obtaining, certain products and at times could interrupt our supply of imported inventory or our ability to service certain customers. Conversely, compliance with these regulatory obligations may require us to incur significant expenses.

In addition, certain of our facilities and products are or will be certified to industry standards such as ISO, AS9100 and/or UL. These standards are voluntary safety and quality management system standards, the maintenance of which indicates to customers certain quality and operational norms. Customers may rely on contractual assurances that we make with respect to such certifications to transact business. Failure to comply with these standards can lead to observations of non-compliance or even suspension of such certifications. If we were to fail to obtain or maintain such a certification it could result in breach of contracts or difficulty in obtaining new customer contracts, which could adversely affect our business.

We may be unable to obtain relevant regulatory approvals for the commercialization of our aircraft, motors or subsystems, either in the United States or in foreign markets.

We may be unable to obtain the regulatory approvals needed for the commercialization of our aircraft, motors or subsystems in accordance with our business plan. The commercialization of new aircraft requires certain regulatory authorizations and certifications, including Type Certification, Production Certification and FAA Airworthiness Certification. While we have received FAA special airworthiness certificates for certain CX300 aircraft, and while we anticipate being able to obtain the required authorizations and certifications with respect to our aircraft or motors, we may be unable to do so on the timeline we project or at all. Circumstances outside of our control could delay the receipt of our required certifications. For example, FAA staffing depends, in large part, on the annual appropriations process and the agency’s ability to retain and recruit sufficient resources with relevant experience and expertise. Failure to pass an annual appropriation bill has in the past resulted in temporary government shutdowns. A future shutdown, or a failure by Congress to pass an FAA reauthorization bill (or extension) could delay the rulemaking and certification process. Additionally, recent focus on reducing the size of the federal workforce could negatively impact the availability of resources within the FAA which could delay our progress towards certification.

We also plan to pursue regulatory approval of our aircraft, motors and other offerings in other countries. While many of these countries have established processes for validating a Type Certification issued by the FAA, others are developing new processes to leverage our work with the FAA and provide a path for approval of initial operations that could precede Type Certification in the United States. The regulatory agencies charged with granting approvals with respect to our aircraft and other offerings in other countries may be subject to many of the same funding, staffing and other risks that exist in the United States. Additionally, pursuing certification and operations outside the United States is subject to additional risks, including, but not limited to, other regulatory regimes being less familiar with or to us or having less experience in certifying and approving new and novel aircraft or technology. If we fail to obtain any of the required authorizations or certificates, or do so in a timely manner, or any of these authorizations or certificates are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial rollout or do so on the timelines we project and there may be a resultant adverse impact on our business, results of operations, financial condition and prospects.

We are subject to stringent U.S. export and import control laws and regulations, which may change. We may be unable to comply with these laws and regulations or U.S. government licensing policies, or to secure required authorizations in a timely manner.

Certain aspects of our business are subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technical data, technology and services, and run our operations in the United States, in full compliance with such laws and regulations, which may include the EAR, the ITAR and the economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control. Similar laws may impact our business in other jurisdictions. These trade controls prohibit, restrict or regulate our ability to, directly or indirectly, export or transfer certain hardware, software, technical data, technology, software or services to certain countries and territories, entities and individuals, and for certain end uses. In addition, the Treasury Department’s Committee on Foreign Investment in the U.S. (“CFIUS”) has the authority to review direct and indirect investments in U.S. businesses by foreign persons. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, charge filing fees related to such filings and self-initiate national security reviews of investments if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to place restrictions, conditions or limitations on or even prohibit, or require divestment of, the investment. If we are found to be in violation of these laws and regulations it could result in civil and criminal penalties, including the loss of export or import privileges, debarment and reputational harm.

Pursuant to these trade control laws and regulations, we are required, among other things, to (i) determine the proper licensing jurisdiction and export classification of products, software and technical data/technology, (ii) obtain licenses or other forms of authorization to conduct our business and (iii) manage physical access and security accordingly. These requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons in the United States. Changes in U.S. trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our business as planned. Any changes in the export control regulations or U.S. licensing policy, such as those necessary to implement U.S. commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations or other regulatory approvals which may have an adverse impact on our business, results of operations, financial condition and prospects.

In addition, the global economy has recently seen a rise in tariffs and threats of tariffs. While tariffs have not had a material impact on our business, results of operations, financial condition or prospects to date, new tariffs could increase the costs of raw materials and other goods, both for us and our suppliers, which could impact our business, particularly as we begin to scale our manufacturing operations.

We could incur significant costs in complying with EHS laws and regulations and could be adversely affected by liabilities or obligations imposed under such laws and regulations.

We are subject to a variety of increasingly stringent foreign, federal, state and local EHS laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to air and other environmental media, discharges (including storm water) to surface and subsurface waters, safe drinking water, wildlife preservation, operational constraints like noise abatement, including relating to aircraft noise, and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. We could incur significant costs, including fines, cleanup costs and third-party claims, as a result of violations of or liabilities under these laws and regulations, and may also incur significant costs to achieve or maintain compliance in the future. In addition, fines and penalties may be imposed for non-compliance with applicable EHS laws and regulations and the failure to have or to comply with the terms and conditions of required permits. From time to time, our operations may not be in full compliance with the terms and conditions of our permits or licenses and we can provide no assurance that the cost of achieving and maintaining compliance with EHS laws and requirements will not become material in the future.

In addition, it is difficult to accurately predict the nature and extent of environmental liabilities and obligations that may result from laws or regulations adopted in the future and how existing or future laws and regulations will be administered or interpreted. For example, changes in EHS laws, including laws relating to energy consumption and aircraft noise, could require additional investments in manufacturing designs, which may be more expensive or difficult to manufacture, and could increase environmental compliance expenditures. The adoption of new EHS regulations could result in increased costs and have an adverse impact on our results of operations.

Governmental regulations and reporting regarding aircraft noise, including those adopted by the FAA, the International Civil Aviation Organization (“ICAO”) and other jurisdictions, apply based on where the relevant aircraft is registered and operated. These regulations, as well as the potential for new and more stringent regulations, could limit the economic life of our aircraft, reduce their value, limit our ability to sell non-compliant aircraft or, if aircraft modifications are permitted, require us to make significant additional investments in the aircraft to make them compliant.

We may also be subject to potential strict, joint and several liability for the investigation and remediation of contamination, including contamination caused by other parties, that may exist at properties we currently own, lease or operate and previously owned, leased or operated and at other properties where we or our predecessors have arranged for the disposal of hazardous substances. We may incur significant costs, including cleanup costs and other environmental liabilities, as a result of any environmental conditions that are existing or discovered or obligations that are imposed in the future. From time to time, we may be involved in administrative and judicial proceedings, investigation and remediation activities and other claims relating to these and other environmental matters. As a result, the aggregate amount of future cleanup costs and other environmental liabilities and obligations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are and will be subject to rapidly changing and increasingly restrictive Privacy Laws and other obligations relating to privacy, data protection and data security, which may be costly and difficult to comply with.

We are and will be collecting, using, disclosing or otherwise processing the personal information of customers, employees and others in the course of operating our business. These activities are or may become regulated by a variety of domestic and foreign laws and regulations relating to privacy, data protection and data security, which are complex, rapidly evolving and increasingly restrictive. Several states in the United States and foreign countries have granted their respective residents expanded rights related to their personal information. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, grants California residents the right to access and request the deletion of their personal information and receive detailed reports of how their personal information is processed, and provides a private right of action for certain data breaches involving the loss of personal data. Such laws and any laws adopted in the future could have potentially conflicting requirements that would make compliance challenging. Despite our best efforts, we may not be successful in complying with the rapidly evolving privacy, data protection and data security requirements. The existence of comprehensive privacy laws in various jurisdictions will make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, customers or others, which could result in fines, civil or criminal penalties, limited ability or inability to operate our business, offer our products and services or market our technologies in certain jurisdictions, negative publicity and harm to our brand and reputation, which could have a material adverse effect on our business, results of operations, financial condition or prospects. See also “—Risks Related to Our Business and Industry—We are subject to evolving Privacy Laws, which subjects us to a number of potential regulatory and reputational risks. We may face investigations, fines and sanctions as a result of our or our service providers’ actual or perceived failure to comply with the Privacy Laws and incur increased operational costs in order to ensure future compliance.”

We currently have subsidiaries located outside of the United States and plans for international operations in the future, which could subject us to political, operational and regulatory challenges.

While our primary operations are in the United States, we currently have a subsidiary in each of Canada, Ireland and the UAE, certain of which are engaged in limited test manufacturing, research and development and other activities, and we may eventually expand our international operations further. We also have established relationships with suppliers and potential partners in select international markets and have begun working with regulators in other countries to pursue commercialization opportunities in those markets. International operations are subject to a number of risks, including regulations that may differ from or be more stringent than analogous U.S. regulations, local political or economic instability, cross-border political tensions, import and export compliance, privacy, data protection, information security, labor and employment matters and exposure to potential liabilities under anti-corruption or anti-bribery laws and similar laws and regulations. If any of these risks materialize, it could adversely impact our business.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, results of operations, cash flows or financial condition.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Future changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings and the deductibility of expenses could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Risks Related to Our Indebtedness

The covenants in our Credit Agreement may restrict our operations, and failure to comply with the covenants in our Credit Agreement could adversely impact our business.

Our Credit Agreement and the other financing documentation entered into in connection therewith impose restrictive covenants that may limit our ability to operate our business, including, without limitation, covenants that limit our ability to create liens and dispose of assets. If we violate these or any other covenants set forth therein, any loans outstanding under the Credit Agreement could become due and payable prior to their stated maturity dates, and Ex-Im could proceed against the collateral granted in connection therewith by exercising its rights and remedies with respect to its first-priority liens on and security interests in our production facility and such other collateral. These restrictions may also limit our flexibility to plan for, or react to, changes in our business and industry and our ability to borrow additional funds and pursue other business opportunities or strategies that we would otherwise consider to be in our best interests.

We may not be able to generate sufficient cash to service all of our indebtedness or repay such indebtedness when due, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance our indebtedness. The loans outstanding under our $170.1 million credit facility established pursuant to the Credit Agreement (the “Credit Facility”) mature in December 2038. We may not be able to implement any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may be on less favorable terms, may occur under unfavorable market conditions, and/or may not allow us to meet our scheduled debt service obligations. The Credit Agreement restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.”

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our business, results of operations, financial condition and prospects.

If we cannot make scheduled payments on our indebtedness under our Credit Facility, we will be in default, and Ex-Im could cause any loans outstanding under our Credit Agreement to become due and payable prior to their stated maturity date and/or exercise its rights and remedies with respect to its first-priority liens on and security interests in our production facility and the other collateral granted in connection with our Credit Agreement, and as a result thereof, we could be forced into bankruptcy or liquidation.

Risks Related to This Offering, Ownership of Our Class A Common Stock and Our Capital Structure

There is no existing market for the Class A common stock, and a trading market that will provide stockholders with adequate liquidity may not develop. The price of the Class A common stock may fluctuate significantly, and stockholders could lose all or part of your investment.

We have applied to list the Class A common stock on the NYSE under the symbol “BETA.” However, there is currently no public trading market for the Class A common stock. We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty reselling shares of Class A common stock at or above the initial public offering price, or at all. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the Class A common stock and limit the number of investors who are able to buy the Class A common stock.

The initial public offering price for the Class A common stock offered hereby will be determined by discussions between us and the representatives of the underwriters and may not be indicative of the market price of the Class A common stock that will prevail in the trading market. Consequently, stockholders may not be able to sell shares of the Class A common stock at prices equal to or greater than the price paid by stockholders in this offering.

The following is a non-exhaustive list of factors that could affect the market price of the Class A common stock:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover the Class A common stock;

•	sales of the Class A common stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of companies. These broad market fluctuations may adversely affect the trading price of the Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, results of operations, financial condition and prospects.

We are controlled by Kyle Clark, our Chief Executive Officer and a member of our Board, whose interests in our business may conflict with ours or yours.

The Class B common stock is beneficially owned by Kyle Clark, our Chief Executive Officer and a director of the Company, whose interests may differ from or conflict with the interests of our other stockholders. Each share of Class A common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to 40 votes per share. Following this offering, Mr. Clark will beneficially own all of the issued and outstanding shares of Class B common stock and, accordingly, will own approximately    % of our outstanding capital stock and control approximately    % of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares). As a result, Mr. Clark will have the ability to exercise control over our affairs, including control over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions. The directors so elected, including Mr. Clark for so long as he continues to stand for reelection and serve as our director, will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Mr. Clark may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

For example, Mr. Clark may have differing incentives from other stockholders that could influence his decisions regarding whether and when to cause us to dispose of assets, incur new or refinance existing indebtedness or take other actions. Additionally, Mr. Clark may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of the Company, could deprive our stockholders of an opportunity to receive a premium on their shares of Class A common stock as part of a sale of the Company and might ultimately affect the market price of the Class A common stock. Moreover, while stockholders would generally be entitled to dissenters’ rights of appraisal under applicable Delaware law, there are certain exceptions. As a result, Mr. Clark will be able to effectively control us.

Future transfers of Class B common stock will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions described in our Amended and Restated Certificate of Incorporation, including transfers to immediate family members (including upon Mr. Clark’s death), trusts (including grantor retained annuity trusts) for which the stockholder or their immediate family member serves as trustee and partnerships, corporations and other entities exclusively owned by Mr. Clark or his immediate family. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the death or disability of Mr. Clark or Mr. Clark’s ceasing to provide services to the Company as an officer, employee or director of the Company.

Certain of our directors and members of management may have interests that are different from, or in addition to, those of other stockholders.

We have from time to time entered into transactions, arrangements or relationships with our directors, members of management or their respective affiliates. These transactions have in the past included, and in the future could include, without limitation, the purchase, sale or leasing of real or other property, the provision or receipt of financing or other business dealings. There is a risk that such transactions may not be on terms as favorable to us as those that could be obtained from unrelated third parties. Even if such transactions are subject to approval by disinterested directors or are otherwise conducted in accordance with applicable laws and policies, the existence of these relationships may give rise to actual or perceived conflicts of interest. These conflicts could result in decisions that are not in our or your best interests, and could adversely affect our business, financial condition or prospects. See “Certain Relationships and Related Party Transactions.”

We expect that provisions in our Amended and Restated Certificate of Incorporation relating to certain relationships and transactions will address certain actual or potential conflicts of interest between us, on the one hand, and our directors, officers or employees, on the other hand. By becoming our stockholder, you will be deemed to have notice of, and consented to, these provisions.

Upon the listing of the Class A common stock on the NYSE, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, Kyle Clark, our Chief Executive Officer and a member of our Board, will continue to control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors through his ownership of the Class B common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” may elect not to comply with certain corporate governance requirements, including those which require, within one year of the date of the listing of the Class A common stock:

•	a majority of our Board consist of independent directors;

•	our Board have a compensation committee that is comprised entirely of independent directors; and

•	our Board have a nominating and corporate governance committee that is comprised entirely of independent directors.

We currently do not plan to establish a compensation committee or nominating and corporate governance committee composed entirely of independent directors as permitted by these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. See “Management—Controlled Company Exception.”

Management will have broad discretion over the use of our proceeds from this offering.

The principal purposes of this offering include increasing our capitalization and financial flexibility, creating a public market for the Class A common stock, thereby enabling access to the public equity markets by our employees and stockholders, obtaining additional capital and increasing our visibility in the marketplace. We intend to use our net proceeds from this offering for general corporate purposes. See “Use of Proceeds.” We cannot specify with certainty the particular uses of our net proceeds to us from this offering. Accordingly, we will have broad discretion in using our proceeds and might not be able to obtain a significant return, if any, on investment of our net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of our proceeds. If we do not use our net proceeds from this offering effectively, our business, results of operations, financial condition and prospects could be harmed.

Our issuance of additional capital stock or other equity-related securities in connection with financings, acquisitions, investments, our LTIP or otherwise could dilute each stockholder’s ownership interest or adversely affect the market price of the Class A common stock.

We may raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. We expect to issue additional equity securities in the future in connection with one or more of these practices. We also utilize equity-based compensation as a key component of our compensation program. Any additional issuances of common stock would have the effect of diluting our earnings per share and our existing stockholders’ respective individual ownership percentages and lead to volatility in the market price of the Class A common stock. We cannot predict the effect that future issuances of shares of common stock or other equity-related securities would have on the market price of the Class A common stock.

We do not intend to pay dividends following the completion of this offering and may never pay dividends.

Following the completion of this offering, our Board may elect to declare cash dividends on the Class A common stock, subject to our compliance with applicable law. The declaration and amount of any future dividends is subject to the discretion of our Board, and we have no obligation to pay any dividends at any time. We do not intend to pay dividends following the completion of this offering and may never pay dividends. We have not adopted, and do not currently expect to adopt, a written dividend policy. Our future dividend policy will be based on the operating results and capital needs of our business, and any future earnings may be retained to finance our future expansion and for the implementation of our business plan.

The payment of dividends is dependent on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity and earnings and legal requirements. Any financing arrangements or debt arrangements that we enter into in the future may also include restrictive covenants that limit our ability to pay dividends.

As an investor, you should take note of the fact that a lack of a dividend may affect the market value of the Class A common stock and could affect the value of any investment.

The multi-class structure of our common stock may adversely affect the trading market for the Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of the Class A common stock, adverse publicity or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with multi-class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multi-class structure of our common stock may make us ineligible for inclusion in certain indices and may discourage such indices from selecting us for inclusion may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of the Class A common stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any exclusion from certain stock indices could result in less demand for the Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A common stock.

Future sales of the Class A common stock in the public market could reduce the market price of the Class A common stock, and any additional capital raised by us through the sale of equity or convertible or exchangeable securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible or exchangeable securities. After the completion of this offering, we will have outstanding    shares of the Class A common stock (or    shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), of which our directors and officers will own    shares or approximately    % (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the total outstanding shares of Class A common stock, all of which will be restricted from immediate resale under the federal securities laws and subject to the lock-up agreements with the underwriters as described in “Underwriting” section of this prospectus, but which may be sold into the market in the future. See “Shares Eligible for Future Sale.” After the completion of this offering, our Chief Executive Officer will own    shares of the Class B common stock or approximately     % of our total outstanding shares of common stock, all of which will be restricted from immediate resale under the federal securities laws and subject to the lock-up agreement with the underwriters described in the “Underwriting” section of this prospectus but may be sold into the market in the future. See “Shares Eligible for Future Sale.”

Furthermore, in connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of the Class A common stock issued or reserved for issuance under our LTIP. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144 under the Securities Act (“Rule 144”), shares registered pursuant to the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of the Class A common stock or securities convertible into or exchangeable for Class A common stock or other securities of the Company, or the effect, if any, that future issuances and sales of shares of the Class A common stock will have on the market price of the Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of the Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of the Class A common stock.

Prior to this offering, we, all of our directors and executive officers and     , will enter into lock-up agreements with respect to their Class A common stock (including any Class A common stock into or for which securities of the Company held by such parties are convertible or exchangeable), pursuant to which, subject to certain exceptions, they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC may, at any time and without notice, release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then Class A common stock will be available for sale into the public markets, subject to any applicable restrictions imposed by the federal securities laws, which could cause the market price of the Class A common stock to decline and impair our ability to raise capital. See “Underwriting.”

Terms of subsequent financings may adversely impact stockholder equity.

If we raise more equity capital from the sale of Class A common stock, such equity could be offered at a price more favorable than the then-current market price of the Class A common stock. If we issue debt securities, the holders of the debt will have a claim to our assets that would be senior to the rights of the holders of shares of Class A common stock until the debt is paid. Interest on these debt securities would increase costs and could negatively impact our operating results.

In accordance with Delaware law and the provisions of our Amended and Restated Certificate of Incorporation, we may issue one or more classes or series of preferred stock that ranks senior in right of dividends, liquidation or voting relative to the Class A common stock. Preferred stock may have such designations, preferences, limitations and relative rights, including preferences relative to the Class A common stock in respect of dividends and distributions, as our Board may determine, and the issuance of preferred stock would dilute the ownership of our existing stockholders. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of the Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock. The terms of any series of preferred stock may also reduce or eliminate the amount of cash available for payment of dividends to holders of the Class A common stock or subordinate the claims of such holders to our assets in the event of our liquidation. The Class A common stock will not be subject to redemption or sinking fund provisions.

If securities analysts or industry analysts were to downgrade the Class A common stock, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and the price and trading volume of the Class A common stock could decline.

The trading market for the Class A common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade the Class A common stock or publish negative research or reports, cease coverage of the Company or fail to regularly publish reports about our business, our competitive position could suffer, and the price and trading volume of the Class A common stock could decline.

As a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner, which could adversely affect investor confidence in our company and, as a result, the value of the Class A common stock.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of our time and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function to test and conclude on the sufficiency of our internal control over financial reporting;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside professionals in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company.” We may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the year ending December 31, 2030. At any time, we may conclude that our internal controls, once tested, are not operating as designed or that our system of internal controls does not address all relevant financial statement risks. Once required to attest to control effectiveness, our independent registered public accounting firm may issue a report that concludes it does not believe our internal control over financial reporting is effective. Compliance with Sarbanes-Oxley Act requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make the Class A common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide certain disclosures regarding executive compensation, holding stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We will cease to be an emerging growth company upon the earliest of (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenues; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt securities over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of this offering. We may take advantage of all of the reduced reporting requirements and exemptions until we are no longer an emerging growth company.

We have elected to take advantage of the extended transition period to comply with new or revised accounting standards under Section 107 of the JOBS Act. Electing to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. We cannot predict if investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find the Class A common stock less attractive as a result, there may be a less active trading market for the Class A common stock and the price of the Class A common stock may be more volatile. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Investors in this offering will experience immediate and substantial dilution of $      per share.

Based on an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of the Class A common stock in this offering will

experience an immediate and substantial dilution of $     per share in the net tangible book value per share of Class A common stock from the initial public offering price, and our historical and as adjusted net tangible book deficit as of     , 2025 would be $     per share. See “Dilution.”

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management or members of our Board, even if beneficial to our stockholders.

In addition to certain provisions of the Delaware General Corporation Law (as amended, the “DGCL”) that apply to us, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things, these provisions:

•

will allow our Board to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend or other rights or preferences superior to the rights of other stockholders;

•	provide for a classified Board with staggered three-year terms;

•

provide that, at any time when the Class B Common Stockholder controls, in the aggregate, less than  % in voting power of shares of common stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least  % in voting power of all the then-outstanding shares of common stock entitled to vote thereon, voting together as a single class; and

•	establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These and other provisions of our corporate governance documents and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving the Company. The existence of these provisions could negatively affect the price of the Class A common stock and limit opportunities for you to realize value in a corporate transaction.

We may be subject to securities litigation, activist investors and short-selling campaigns, which are expensive and could divert management attention.

Following the completion of this offering, the market price of the Class A common stock may be volatile. Companies that have experienced volatility in the market price of their stock have, in the past, been subject to securities class action litigation, activist investor campaigns and short-selling. We may be the target of these types of activities in the future, any for which could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

Our Amended and Restated Certificate of Incorporation will designate the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to bring a claim in a different judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Certificate of Incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, (v) any action asserting a claim against us or any of our directors, officers, employees, agents or stockholders that is governed by the internal affairs doctrine, (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, or (vii) any action as to which the DGCL confers jurisdiction on the Delaware Court of Chancery; provided that the forum selection provision in our Amended and Restated Certificate of Incorporation identifies the federal district courts of the United States as the exclusive forum for any complaint asserting a cause of action arising under the Securities Act or the Exchange Act unless we consent in writing to the selection of an alternative forum. Notwithstanding the above, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We cannot be certain that a court would enforce our exclusive forum provision as it relates to complaints asserting a cause of action arising under the Securities Act. This choice of forum may limit a stockholder’s ability to bring a claim in a different judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors, officers, employees or agents. Alternatively, if a court were to find any of the forum selection provisions contained in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, results of operations, cash flows, financial condition and prospects and result in a diversion of the time and resources of our employees, management and Board.

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE following the completion of this offering. If we are unable to comply with its continued listing requirements, the NYSE may delist the Class A common stock from trading on its exchange, which could limit investors’ ability to transact in the Class A common stock and subject us to additional trading restrictions.

We have applied to list the Class A common stock on the NYSE under the symbol “BETA.” However, we cannot assure you that the Class A common stock will continue to be listed on the NYSE following the completion of this offering. We will be required to demonstrate compliance with the NYSE’s continued listing requirements in order to maintain the listing of the Class A common stock on the NYSE. If the NYSE delists the Class A common stock from trading on its exchange and we are not able to list the Class A common stock on another national securities exchange, the Class A common stock could be quoted on an over-the-counter market. If this were to occur, we could face significant adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for the Class A common stock;

•

a determination that the Class A common stock is a “penny stock,” which would require brokers trading in the Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Class A common stock;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If we are deemed to be an investment company under the Investment Company Act of 1940, our results of operations could be harmed.

Under the Investment Company Act of 1940, as amended (the “Investment Company Act”), absent an applicable exemption, a company generally will be deemed to be an “investment company” if (a) it is in the business of investing, reinvesting, owning, holding or trading in securities and (b) it owns or proposes to acquire “investment securities” having a value exceeding 40% of its total assets (other than U.S. government securities and cash items) on an unconsolidated basis (such second prong, the “40% Test”). We do not believe that we or any of our subsidiaries are an “investment company” for purposes of the Investment Company Act, including in part, because neither we nor any of our subsidiaries are in the business of investing, reinvesting, owning, holding or trading in securities, as required under Section 3(a)(1)(C) of the Investment Company Act, and because we qualify for the safe harbor from “investment company” status provided in Rule 3a-8 under the Investment Company Act.

We are engaged primarily in developing an all-electric, conventional and vertical take-off and landing electric aircraft, and our historical development, the activity of our officers and directors, the nature of our present assets, the sources of our present income and the public perception of the nature of our business all support the conclusion that we are an operating company and not an investment company. Further, we qualify for the nonexclusive safe harbor from the definition of “investment company” provided in Rule 3a-8 under the Investment Company Act, which applies to certain research and development companies. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, is required to register as an “investment company” under the Investment Company Act. If we were obligated to register as an “investment company,” we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating and compliance costs, could make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business.

General Risk Factors

Our business may be adversely affected by the current global political and macroeconomic challenges, including the tariffs, effects of inflation, volatile interest rates or an economic downturn or recession.

Current global political and macroeconomic conditions and the effects thereof, including inflation, volatile interest rates, changes in trade agreements or regulations, tariffs, uncertainty with respect to the federal budget and federal debt ceiling and potential government shutdowns related thereto, actual or perceived instability in the global banking sector, the war in Ukraine and conflicts in the Middle East, supply chain issues and any economic downturn or recession in certain regions or worldwide have, and may continue to, adversely affect our business, results of operations, financial condition and prospects. The existence of inflation in certain economies has resulted in, and may continue to result in, volatile interest rates and capital costs, supply shortages, increased costs of labor, certain components, manufacturing and shipping as well as weakening exchange rates and other similar effects. As a result, we may experience cost increases. Although we take measures to mitigate the effects of macroeconomic challenges, if these measures are not effective, our business, results of operations, liquidity, financial condition and prospects could be materially adversely affected. Even if such measures are effective, there could be a delay between the adverse effects of macroeconomic conditions and the timing of when those beneficial actions impact our business, results of operations, financial condition and/or prospects.

We have been, and may in the future be, adversely affected by public health threats, the duration and economic, governmental and social impact of which is difficult to predict, which could significantly harm our business, results of operations, financial condition and prospects.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks that could harm our operations and financial results. For example, COVID-19 created a disruption in the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers. The extent to which the health epidemics or pandemics can impact our business, results of operations, financial condition and prospects will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of such health epidemics or pandemics, their severity, the actions taken by governments and others in response to such health epidemics and pandemics and how quickly and to what extent normal economic and operating activities can resume. Even after health epidemics or pandemics have subsided, we may continue to experience an adverse impact to our business because of such public health threats, including ongoing supply chain shortages.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding:

•	the consummation of and use of proceeds from this offering;

•

our expectations regarding our financial condition and results of operations, including, but not limited, to our expectations regarding revenue, cost of revenue, operating expenses and our ability to achieve and maintain future profitability;

•	our future sources of and needs for liquidity and capital resources;

•	our ability to obtain debt financing or refinance existing indebtedness on satisfactory terms, or otherwise raise financing in the future;

•	economic, industry and other trends relevant to our business;

•	the commercialization of our offerings, including with respect to the design, development, testing, certification, manufacture, performance, attributes and launch of our aircraft;

•	our business model and expectations and management of future growth, including expansion in international markets and expenditures associated with such growth;

•	our ability to expand and retain our customer base;

•	our ability to compete with existing and new competitors in existing and new markets;

•	our ability to maintain and enhance our brand or reputation;

•	our current collaboration with GE Aerospace and future strategic alliances, which could have an adverse effect on our financial condition and results of operations;

•	the increasing complexity of our operations;

•	our ability to obtain, maintain, protect and enhance our intellectual property;

•	our ability to attract and retain key personnel;

•	the liquidity and trading of our Class A common stock;

•	the increased expenses associated with being a public company; and

•	the impact of the regulatory environment and complexities with compliance related to such environment.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	our ability to design, manufacture and deliver our aircraft and other offerings to customers;

•	our ability to obtain all required certifications, licenses, approvals or authorizations from governmental authorities;

•	our ability to achieve our business milestones for the commercialization of our aircraft and other offerings in a timely manner, or at all;

•

the impact of competing products, services or technologies or technological changes that result in reduced demand for our aircraft or other offerings, or in other adverse effects on the electric and hybrid electric aviation (including VTOL) industry or our business;

•	our ability to access the capital and credit markets or borrow on affordable terms to obtain additional capital that we may require;

•	our ability to manage and grow our business effectively;

•

risks associated with our defense program and our ability to secure and comply with existing or future contracts or otherwise grow our relationship with the DoD and other U.S. governmental organizations;

•

the potential for losses and adverse publicity stemming from any accidents or other incidents involving aircraft and, in particular, from accidents involving electric aircraft, or battery solutions, such as lithium-ion batteries;

•	natural disasters, outbreaks and pandemics, economic, social, weather, growth constraints and regulatory conditions;

•	our dependence on suppliers and service partners for raw materials and certain parts and components;

•	threats of cybersecurity-related attacks and other cyber-incidents;

•	our success in retaining or recruiting, or changes in, our officers or other key employees or our directors;

•	our ability to address a wide variety of extensive and evolving laws and regulations with which we are, or may in the future be, required to comply;

•	changes in tax laws or regulations that are applied adversely to us or challenges to our tax positions;

•	claims and litigation that could ultimately be resolved against us;

•

the cost of compliance with governmental regulations, evolving scrutiny and changing expectations from global regulators and our stakeholders regarding our environmental, social and governance practices and value proposition;

•	costs incurred in complying with, or liabilities or obligations imposed under, EHS laws and regulations; and

•	such other factors as discussed throughout the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

Any forward-looking statement made by us in this prospectus is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We will receive net proceeds of approximately $     million (or approximately $     million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from the sale of the Class A common stock by us in this offering, assuming an initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses and underwriting discounts and commissions payable by us.

We intend to use the net proceeds from this offering primarily for general corporate purposes. Each $1.00 increase or decrease in the assumed initial public offering price of $     per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $    , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each 1,000,000 increase or decrease in the number of shares offered would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately     $ million, assuming that the assumed initial public offering price per share for the offering remains at $     (the midpoint of the price range set forth on the cover page of this prospectus).

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to fund our operations and to develop and grow our business and research, development and production, including investing in aircraft production, building out our manufacturing facilities and expanding our charging network in the U.S. and abroad. Our future dividend policy is within the discretion of our Board and will depend upon various factors our Board deems relevant, including our results of operations, financial condition, capital requirements and investment opportunities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2025:

•	on an actual basis as derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus;

•

on an as adjusted basis to give effect to the (i) Stock Split, (ii) IPO Recapitalization and (iii) filing and effectiveness of our Amended and Restated Certificate of Incorporation that will occur after the effectiveness of this registration statement and become effective immediately prior to the completion of this offering and;

•

on a further as adjusted basis to give effect to (i) the sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

The as further adjusted information set forth in the table below is illustrative only and the as adjusted information will be further adjusted based on the actual initial public offering price and other final terms of this offering. You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of June 30, 2025
	Actual	As Adjusted	As Further Adjusted(1)
	(in thousands, except shares and par value)
Cash and cash equivalents	$174,531	$174,531	$

Long-term debt:
Credit Facility	$170,103	$170,103	$
Unamortized discount and debt issuances	(16,963)	(16,963)

Total notes payable	$153,140	$153,140	$

Stockholders’ equity(2):
Series A preferred stock – $0.0001 par value per share; 5,020,952 shares authorized, issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	352,614	—
Series A-1 preferred stock – $0.0001 par value per share; 480,307 shares authorized, issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	34,989	—
Series A-2 preferred stock – $0.0001 par value per share; 1,584,493 shares authorized, issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	115,375	—
Series A-3 preferred stock – $0.0001 par value per share; 1,703,958 shares authorized, issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	121,755	—
Series B preferred stock – $0.0001 par value per share; 4,846,370 shares authorized; 3,982,998 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	484,494	—

	As of June 30, 2025
	Actual	As Adjusted	As Further Adjusted(1)
	(in thousands, except shares and par value)
Series C Preferred Stock – $0.0001 par value per share; 3,480,442 shares authorized; 2,856,966 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	329,506	—
Common Stock – $0.0001 par value per share, voting common stock; 35,000,000 shares authorized; 5,859,988 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	1	—
Super Voting Common Stock – $0.0001 par value per share, super voting common stock; 1,332,277 shares authorized, issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	—	—
Class A common stock – $0.0001 par value per share, voting common stock; no shares authorized and outstanding, actual; 35,000,000 shares authorized, 23,085,435 issued and outstanding, as adjusted; shares authorized, issued and outstanding, as further adjusted	—	2
Class B common stock – $0.0001 par value per share, voting common stock; no shares authorized and outstanding, actual; 1,332,277 shares authorized and outstanding, as adjusted; shares issued and outstanding, as further adjusted	—	0
Additional paid-in capital	—	1,438,732
Treasury stock	(5,888)	(5,888)
Accumulated deficit	(1,139,651)	(1,139,651)
Foreign currency translation adjustments	17	17
Total stockholders’ equity	$293,212	$293,212	$

Total capitalization	$446,352	$446,352	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease additional paid-in capital, total stockholders’ equity and total capitalization by approximately $   million, $   million and $   million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of one million shares offered by us at an assumed offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease additional paid-in capital, total stockholders’ equity and total capitalization by approximately $   million, $   million and $   million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Preferred stock is presented net of issuance costs.

DILUTION

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our historical net tangible book value as of June 30, 2025 was $291.3 million, or $49.72 per share of our common stock. Our historical net tangible book value represents the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by 5,859,988 shares of our common stock outstanding as of June 30, 2025. Our as adjusted net tangible book value as of June 30, 2025, was $291.3 million, or $12.62 per share of Class A common stock. As adjusted net tangible book value per share is determined by dividing our as adjusted tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering after giving effect to (i) the Stock Split, (ii) the IPO Recapitalization and (iii) the filing and effectiveness of our Amended and Restated Certificate of Incorporation that will occur after the effectiveness of this registration statement and become effective immediately prior to the completion of this offering. Assuming an initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our as further adjusted net tangible book value as of June 30, 2025 would have been approximately $     million, or $     per share. This represents an immediate increase in the as further adjusted net tangible book value of $     per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the as further adjusted net tangible book value after this offering) to new investors purchasing shares of Class A common stock in this offering of $     per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$
Historical net tangible book value per common share as of June 30, 2025	$49.72
Increase (decrease) in as adjusted net tangible book value per share of Class A common stock prior to the closing of this offering	(37.10)

As adjusted net tangible book value per share as of June 30, 2025	12.62
Increase (decrease) in as adjusted net tangible book value per share of Class A common stock attributable to new investors in this offering
As further adjusted net tangible book value per share of Class A common stock after this offering

Dilution in as further adjusted net tangible book value per share of Class A common stock to investors in this offering		$

If the underwriters exercise in full their option to purchase    additional shares of Class A common stock, the as further adjusted net tangible book value after the offering would be $     per share, the increase in as further adjusted net tangible book value per share to existing stockholders would be $     per share and the dilution to new investors would be $     per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as further adjusted net tangible book value per share after the offering by $    per share and increase (decrease) the dilution to new investors in this offering by $    per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as further adjusted basis as of June 30, 2025, the total number of shares of Class A common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at our initial public offering price of $    per share, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Acquired			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing stockholders			%	$		%	$
New Investors in this offering			%	$		%	$

Total

The above tables and discussion are based on the number of shares of our Class A common stock and Class B common stock to be outstanding as of the closing of this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to    , or    % of the total number of shares of Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Prospectus Summary—Summary Financial Data” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains “forward-looking statements” reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Factors that could cause or contribute to such differences include, but are not limited to, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We assume no obligation to update any of these forward-looking statements. The information in this section does not give effect to the Stock Split.

Overview

We are redefining the aerospace industry. We have developed an electric aircraft platform and propulsion systems that are positioned to transform the aviation industry forward into a new phase of growth. We design, manufacture and sell high-performance electric aircraft, advanced electric propulsion systems, charging systems and components. Further, we have invested in the underlying infrastructure of this breakthrough technology, which is critical to bringing electric aviation to life. We believe we have developed a differentiated presence in North America and are well positioned to expand globally.

Our company was purpose-built to capture the significant, untapped market opportunity in sustainable, reliable and efficient electric aviation.

Vertical integration allows us to innovate rapidly and capture meaningful economic value throughout an aircraft’s lifetime, by providing batteries and aftermarket services for BETA aircraft and other customers. Our focus is on the Enabling Technologies essential to electric aviation, including batteries, motors, flight control systems and a nationwide network of electric charging and related equipment. With proprietary control over these core technologies, we offer customers a complete platform to support their adoption of electric aircraft to enable both existing and new missions. This multilayered approach provides us with recurring, high margin opportunities.

We are developing highly scalable technologies that can be tailored to and deployed for cost-effective and safe missions across cargo and logistics, medical, defense and passenger end markets. Our simplified approach to designing electric aircraft allows us to service a variety of end markets and mission types leveraging the same core technologies. The portability of our technologies and systems across various aircraft also unlocks flexibility to innovate on future generations of aircraft.

Industry Trends and Outlook

The emergence of electric aviation is ushering in a new era of aviation, with the potential to dramatically lower costs, reduce environmental impact, and open up entirely new markets. By leveraging electric propulsion technologies, aircraft can be made quieter, more efficient, and cheaper to operate than traditional fuel-based models. This shift is especially significant for short-haul and regional routes, where electric aircraft can enable point-to-point travel between smaller cities and underserved areas, bypassing the need for large airport infrastructure. This will be impactful for cargo and logistics, medical, defense, and passenger operations. As battery technology and regulatory frameworks evolve, electric aviation is set to further unlock a wave of innovation, which we believe we are at the forefront of.

Moreover, as global commercial aircraft fleets grow, replacement batteries and maintenance requirements are also expected to grow. These maintenance requirements are recurring and often times non-deferrable, even during periods of economic downturn or reduced demand for commercial air travel. In addition, to support growing fleets of electric aircraft, charging infrastructure will be required at airports and vertiports globally. We primarily compete across four end markets within the aerospace industry: cargo and logistics, medical, defense and passenger.

Cargo and Logistics: We believe cargo and logistics represent near-term, sizable and compelling opportunity for our aircraft and products. Based on the demand for timely supply chain solutions caused by the rise of e-commerce, large global parcel and e-commerce companies have tested and placed orders for electric aircraft and drones to address supply chain constraints. In 2024, e-commerce made up approximately 16% of total retail sales in the United States based on the U.S. Census Bureau, 2024 Annual Retail Trade Survey. In parallel, customers are increasingly demanding faster delivery times, pressuring traditional distribution networks. The introduction of electric aircraft in cargo and logistics, specifically in rural areas, received additional support in the June 2025 Executive Order entitled “Unleashing American Drone Dominance” (the “June 2025 Executive Order”). Customers including UPS and Bristow have placed Firm Orders.

Medical: Electric aviation, both CTOL and VTOL, are well-suited to meet the growing demand for fast, reliable and environmentally sustainable healthcare logistics. Our aircraft are uniquely suited for medical operations with their large and flexible interior spaces. Lower operating costs of electric aircraft make them well-suited for Medical Cargo and Low-Acuity Patient Transfer missions. Customers including United Therapeutics, Metro Aviation and New Zealand Air Ambulance have placed Firm Orders.

Defense: Our ALIA platform is well suited for emerging necessities of modern warfare in both their low maintenance burden and their autonomy-ready designs. Current events and conflicts across the globe have resulted in increased defense and national security spending, both nationally and internationally. Existing defense logistics platforms, mainly helicopters, are poorly suited for imminent threats, including conflicts across wide expanses of ocean. In the United States, defense and national security spending benefits from strong bi-partisan support, which has resulted in a stable and growing investment over time. Our demand forecast consists of nearly 2,000 BETA aircraft for defense applications through 2035 based on DoD estimates and internal opportunity sizing. We believe the increased focus on lower cost, attributable, and, where possible, dual-use technology that can be rapidly produced, will benefit us and aligns with our key focus areas.

Passenger: We believe that the demand for Urban and Regional Air Mobility services will usher in a new wave of growth for the commercial aerospace market. To date, 20% of flights globally are under 300 miles, demonstrating this trend. As traditional, ground-based transportation alternatives become increasingly expensive and population growth accelerates, their scalability is becoming highly questionable. At the same time, technological advances in battery energy density, propulsion, design and materials are enabling aircraft to serve shorter distances in a more cost-effective and environmentally sustainable manner. The convergence of these forces has led airlines, aircraft lessors and charter companies to place orders for over ten thousand aircraft worth over $80 billion. We expect these trends to continue and create new opportunities to convert terrestrial transportation demand to aircraft.

Factors and Trends Affecting Our Business

Development of the Urban and Regional Air Mobility Markets

We expect to derive revenue from the continued development of aerial transportation for cargo and logistics, medical, defense and passenger applications globally. Our CX300 and A250 aircraft are well positioned to serve the urban and regional air mobility markets. While we believe the global market for urban and regional aerial transportation will be large, it remains in the early stages of development and there is no guarantee of future demand.

Government Certification

In the U.S., new aircraft must undergo a rigorous FAA certification process to ensure the design, manufacturing, and individual aircraft meet all applicable safety and airworthiness standards. This begins with Type Certification, in which the FAA evaluates the aircraft design through extensive ground and flight testing to verify compliance with federal regulations. The Type Certification process is conducted in five stages. Each phase is a milestone that addresses product, builds regulatory trust, and unlocks commercial value. Stages one to three can be considered the “definition” phase, while stages four and five are the “implementation” phase. We began working with the FAA in 2020 and have made significant progress toward the certification of both our eCTOL aircraft and our eVTOL aircraft, as well as the certification of our engines for aircraft integration. We expect to be an early manufacturer to achieve Part 23 FAA Type Certification for an electric aircraft, which we believe will allow us to reach a large addressable market of cargo and logistics, medical, defense and passenger operators, while simultaneously building momentum for our VTOL and larger passenger aircraft variants. We target entering FAA-conforming production for our CTOL aircraft at the end of 2026 or early 2027. Our business will require continued focus leading up to certification of our aircraft, including, but not limited to, prototyping and testing, manufacturing, software development, certification, infrastructure and commercialization. If the FAA requires further modifications to our CTOL electric aircraft’s existing certification basis or if there are other regulatory changes or revisions, this could delay our ability to obtain Type Certification for our VTOL aircraft, and could delay our ability to commercialize our aircraft, GSE and enabling technology. We have not yet delivered any certified aircraft, and therefore, no associated revenue has been recognized. See also “Business—Certification.”

We expect the FAA Type Certificate will be reciprocated in certain global markets pursuant to bilateral agreements between the FAA and its counterpart civil aviation authorities. This reciprocal recognition provides the regulatory foundation for civil operation of our aircraft in non-U.S. markets. Following FAA Type Certification, we intend to pursue validation with Transport Canada and the Civil Aviation Authority of New Zealand, in support of firm orders from customers. We have also initiated discussions with EASA regarding validation of H500A and CX300. We anticipate we will start the validation process on H500A with EASA immediately following FAA Type Certification or in 2026, which we believe can position us for efficient international expansion as we develop commercial operations around the world.

In addition to certifying our aircraft, we will also need to obtain authorizations and certifications related to the production of our electric aircraft, GSE and Enabling Technologies. While we expect to meet the applicable requirements, if we fail to obtain any of the required authorizations or certifications, or do so in a timely manner, or if any of these authorizations or certifications are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial electric aviation or do so on the timelines we project, which would have adverse effects on our business, prospects, financial condition or results of operations.

Financing and Commercialization

Since inception, we have made investments across research and development, facilities, equipment, and tooling needed to move toward manufacturing of our aircraft and charging systems. Current and future programs will require significant research and development effort, including extensive testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Near-term cash requirements include investing in our manufacturing facilities and equipment, supporting FAA certification, scaled manufacturing operations for commercialization and development and production of aircraft and charging systems. As a result of these anticipated expenditures, we will need additional financing to support our continuing operations and pursue our growth strategy. While we expect that our existing cash and cash equivalents, together with anticipated net proceeds from this offering, will enable us to fund our current and planned operating expenses and capital expenditures for at least the next 12 months, until such time as we generate significant revenue, if ever, we expect to fund our operations through equity offerings or debt financings, credit or loan facilities, potentially other capital resources, or a combination of one or more of these funding sources. There can be no assurances that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. Failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies, and we may be required to delay, reduce or eliminate certain aircraft development programs or other strategic initiatives. See “—Liquidity and capital resources” and “Risk Factors— We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability.”

Public Company Costs

We expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, including filing of annual and quarterly reports, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

Components of Results of Operations

We use a variety of financial metrics to assess the performance of our operations, including: revenues; cost of revenues; research and development expenses; and general and administrative expenses.

Revenues

Our product revenue is primarily generated from the sale of tangible products such as GSE and Enabling Technologies, including motors. Our service revenue is primarily generated from engineering, consulting and other service arrangements for our customers. Service revenue also includes revenue associated with usage and priority access from our charge stations.

Costs of Revenues

Cost of product revenues and service revenues may include the direct cost of materials, labor, subcontractors, depreciation, and overhead costs (where allowable) depending on the nature of the agreement. Included within cost of product revenues are purchases made directly for contractual performance obligations primarily recognized over time, and as such no inventories are recorded in the consolidated balance sheet.

Research and Development Expenses

We have invested in research and development for our electric aircraft, electric propulsion systems and charging solutions and network. We have also invested in critical components of our enabling technology including batteries, motors and flight computers. We manage our expenses based on several factors, including industry conditions and expected demand for our services.

Research and development expenses consist primarily of personnel expenses, including salaries, benefits, and stock based compensation, costs of consulting, equipment and materials, temporary tooling, depreciation and amortization associated with long-lived assets, and certain overhead expenses, including rent, information technology costs and utilities. Research and development expenses are partially offset by tax credits for scientific research and development from Revenu Québec, a governmental agency of the Canadian province of Québec, which funds public services using tax monies collected, and payments we receive in the form of government grants.

General and Administrative Expenses

General and administrative expenses consist of personnel expenses, including salaries, benefits, and stock based compensation, related to executive management, finance, legal, and human resource functions and other general corporate expenses, including rent, depreciation and amortization associated with long-lived assets, information technology costs, and utilities. General and administrative expenses are partially offset by payments we received in the form of government grants and other reimbursement agreements, including our agreement with the Advanced Regenerative Manufacturing Institute, Inc. (“ARMI”) in which we are reimbursed for certain expenses incurred.

Interest Expense

Interest expense consists primarily of interest on outstanding long-term debt under our Credit Facility and amortization of the associated deferred financing fees.

Interest Income

Interest income consists of interest earned on cash and cash equivalent balances.

Income Tax Expense

Our provision for income taxes consists of an estimate of federal, state, and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in tax law. Due to the level of historical losses, we maintain a valuation allowance against U.S. federal and state deferred tax assets as it has been concluded it is more likely than not that these deferred tax assets will not be realized.

Results of Operations

Comparison of Results for the Six Months Ended June 30, 2025 and 2024

The following table presents selected financial information for the periods presented (dollars in thousands):

	Six Months Ended June 30,		Increase (Decrease) ($)	Increase (Decrease) (%)
	2025	2024
Revenues
Product revenue	$5,032	$596	4,436	*
Service revenue	10,533	6,993	3,540	50.6%

	15,565	7,589	7,976	*
Cost of revenues
Product revenue	595	589	6	1.0%
Service revenue	2,333	1,521	812	53.4%

	2,928	2,110	818	38.8%
Gross margin
Product revenue	4,437	7	4,430	*
Service revenue	8,200	5,472	2,728	49.9%

	12,637	5,479	7,158	*
Operating expenses
Research and development	115,899	92,105	23,794	25.8%
General and administrative	54,075	36,567	17,508	47.9%

Total operating expenses	169,974	128,672	41,302	32.1%

Loss from operations	(157,337)	(123,193)	34,144	27.7%

	Six Months Ended June 30,		Increase (Decrease) ($)	Increase (Decrease) (%)
	2025	2024
Other (expense) income
Interest expense	(5,750)	(5,594)	156	2.8%
Interest income	4,720	4,705	15	0.3%

Total other income (expense)	(1,030)	(889)	141	15.9%

Loss before income taxes	(158,367)	(124,082)	34,285	27.6%

Income tax expense	(327)	(55)	272	*

Net loss	$(158,694)	$(124,137)	34,557	27.8%

*	Percentage increase (decrease) is not meaningful

Revenues

Product revenues increased by $4.4 million during the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was primarily attributable to new contracts with commercial customers to deliver electric propulsion motors, batteries, and flight control systems totaling $4.9 million offset by a reduction in revenue of $0.5 million due to completion of the forward operating base (“FOB”) during 2024.

Service revenues increased by $3.5 million, or 50.6% during the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was primarily attributable to new contracts with commercial customers of $2.3 million related to engineering and consulting services to support our customers’ research and development activities, $0.6 million related to priority access to the Company’s charging stations, and a net increase of $0.6 million from U.S. government customers during 2025.

Cost of Revenues

Cost of product revenues increased by less than $0.1 million or 1.0%, during the six months ended June 30, 2025 compared to the six months ended June 30, 2024 due to the completion of certain higher cost contracts during 2024.

Cost of service revenues increased by $0.8 million, or 53.4%, during the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was primarily attributable to an increase of $1.4 million in labor and material costs to fulfill contracts with commercial customers, partially offset by a decrease in labor and material costs of $0.6 million to fulfill trade study and service agreements with the U.S. government during 2025.

Gross Margin

Product revenue gross margin increased by $4.4 million during the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was primarily attributable to increased product revenue of $4.4 million as well as a more favorable mix of customer contracts.

Service revenue gross margin increased by $2.7 million, or 49.9%, during the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was attributable to higher service revenue of $3.5 million, partially offset by an increase in cost of service revenue of $0.8 million. Service revenue gross margin as a percentage of service revenue increased due to a more favorable mix of customer contracts during 2025.

Research and Development Expenses

Research and development expenses increased $23.8 million, or 25.8%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was primarily attributable to continued spend related to the development, testing, certification, and prototype production of our electric aircraft. As part of these efforts, we incurred increased expenses for parts and materials of $12.2 million, labor costs including stock based compensation of $6.3 million, depreciation and amortization of $3.0 million resulting from our investment in our production facility, and other expenses of $2.3 million.

General and Administrative Expenses

General and administrative expenses increased $17.5 million, or 47.9%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was primarily attributable to increased stock based compensation expense of $5.4 million, salaries and benefits of $5.7 million due to increased headcount, bonus expense, and a certain stock modification (see Note 9 to the Company’s interim unaudited condensed consolidated financial statements included elsewhere in this prospectus), and $6.4 million of other professional fees and other administrative costs.

Interest Expense

Interest expense increased $0.2 million, or 2.8%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was primarily attributable to the timing of the last borrowing under our Credit Facility which occurred during September 2024.

Interest Income

Interest income increased less than $0.1 million, or 0.3% for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.

Income Tax Expense

Income tax expense increased $0.3 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024, primarily due to an increase in the foreign provision on foreign taxable earnings.

Results of Operations

Comparison of Results for the Years Ended December 31, 2024 and 2023

The following table presents selected financial information for the periods presented (dollars in thousands):

	Year Ended December 31,		Increase (Decrease) ($)	Increase (Decrease) (%)
	2024	2023
Revenues
Product revenue	$1,857	$206	$1,651	*
Service revenue	13,235	15,151	(1,916)	(12.6)%

	15,092	15,357	(265)	(1.7)%
Cost of revenues
Product revenue	1,521	214	1,307	*
Service revenue	2,998	1,811	1,187	65.5%

	4,519	2,025	2,494	*
Gross margin
Product revenue	336	(8)	344	*
Service revenue	10,237	13,340	(3,103)	(23.3)%

	10,573	13,332	(2,759)	(20.7)%
Operating expenses
Research and development	206,910	138,273	68,637	49.6%
General and administrative	75,883	61,629	14,254	23.1%

Total operating expenses	282,793	199,902	82,891	41.5%

Loss from operations	(272,220)	(186,570)	85,650	45.9%

Other (expense) income
Interest expense	(11,427)	(352)	11,075	*
Interest income	8,516	12,389	(3,873)	(31.3)%

Total other income (expense)	(2,911)	12,037	14,948	*

Loss before income taxes	(275,131)	(174,533)	100,598	57.7%

Income tax expense	(514)	(1,030)	(516)	(50.1)%

Net loss	$(275,645)	$(175,563)	$100,082	57.0%

*	Percentage increase (decrease) is not meaningful

Revenues

Product revenues increased by $1.7 million during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to progress towards completion of the FOB of $0.9 million and $0.7 million related to a new contract with a commercial customer to deliver electric propulsion motors.

Service revenues decreased by $1.9 million, or 12.6%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily attributable to a reduction in service revenue recognized from certain U.S. government customers of $3.1 million resulting from the timing of deliverables and reduction in contracted services during 2024, partially offset by an increase of $1.2 million from commercial customers related to engineering and consulting services to support our customers’ research and development activities as well as priority access to our charging stations.

Cost of Revenues

Cost of product revenues increased by $1.3 million during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to an increase in labor and material costs to construct the FOB of $0.9 million and costs associated with new contracts with commercial customers of $0.4 million.

Cost of service revenues increased by $1.2 million, or 65.5%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to an increase in labor and material costs to fulfill trade study and service agreements with the U.S. government of $0.7 million and commercial customers of $0.5 million.

Gross Margin

Product revenue gross margin increased by $0.3 million during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was attributable to increased product revenues of $1.6 million, partially offset by an increase in cost of product revenues of $1.3 million as described above. Product revenue gross margin as a percentage of product revenue increased year-over-year due to a more favorable mix of customer contracts.

Service revenue gross margin decreased by $3.1 million, or 23.3%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was attributable to decreased service revenues of $1.9 million and increased cost of service revenues of $1.2 million. Service revenue gross margin as a percentage of service revenue decreased year over year due to a less favorable mix of customer contracts.

Research and Development Expenses

Research and development expenses increased $68.6 million, or 49.6%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to continued spend related to the development, testing, certification, and prototype production of our electric aircraft. As part of these efforts, we incurred increased expenses for parts and materials of $31.9 million, labor costs including stock based compensation of $16.7 million, depreciation and amortization of $6.5 million resulting from our investment in our production facility, consulting and professional fees of $5.3 million, software of $2.6 million, tooling of $2.0 million, and other expenses of $3.6 million.

General and Administrative Expenses

General and administrative expenses increased $14.2 million, or 23.1%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to the growth of our business operations, including an increase in labor costs and stock based compensation expense totaling $15.2 million and $4.2 million of other administrative costs. This increase was partially offset by a reduction in consulting and professional services of $3.3 million primarily due to shifting internal legal costs and an increase in receipt of certain governmental grants and reimbursement agreements, such as our agreement with ARMI of $1.9 million.

Interest Expense

Interest expense increased $11.1 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to the timing of the initial borrowings under our Credit Facility occurring in the fourth quarter of the year ended December 31, 2023 and an increase in borrowings during the year ended December 31, 2024.

Interest Income

Interest income decreased $3.9 million, or 31.3%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to market fluctuation and the associated decrease in interest earned, given our lower average cash and cash equivalent balances held in interest-earning accounts, comparatively.

Income Tax Expense

Income tax expense decreased $0.5 million, or 50.1%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to recognition of return-to-provision adjustments related to foreign research and development credits.

Liquidity and Capital Resources

We have incurred net losses and negative operating cash flows from operations since we were formed and began designing our electric aircraft in 2018, and we expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations. Historically, our primary sources of liquidity have been borrowings under our Credit Facility, equity financings, government funding and consideration from contracts with customers. To date, our primary use of capital has been for contractual obligations and the development of our electric aircraft, GSE and Enabling Technologies.

As of June 30, 2025, we had cash and cash equivalents of $174.5 million. Until we generate sufficient operating cash flow to fully cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of equity and debt financings to fund any future remaining capital needs. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of Common Stock. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets have in the past, and may in the future, experience periods of volatility that could impact the availability and cost of equity and debt financing. We can give no assurances that we will be able to secure such additional sources of funds to support our operations, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. See Note 1 to the Company’s interim unaudited condensed consolidated financial statements, annual audited consolidated financial statements and “Risk factors—Our business plan requires a significant amount of capital. We expect to require additional future funding to support our operations and implementation of our growth plans and we may be unable to access the capital and credit markets or borrow on affordable terms to obtain additional capital that we may require.”

Our principal uses of cash in recent periods were to fund our research and development activities, personnel cost and support services, including our battery, motor and charging services. Near-term cash requirements will also include spending on research and development of emerging technologies, strategic growth initiatives, including obtaining certifications and manufacturing our aircraft, commercial and go-to market infrastructure. We do not have material cash requirements related to current contractual obligations. As such, our cash requirements are highly dependent upon management’s decisions about the pace and focus of both our short and long-term spending.

Cash requirements can fluctuate based on business decisions that could accelerate or defer spending, including the timing or pace of certification, investments, infrastructure and production of electric aircraft, GSE and Enabling Technologies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash or grants received from our customers or governmental entities, respectively, the expansion of sales and marketing activities, and the timing and extent of spending to support development efforts.

Capital Expenditures

During the six months ended June 30, 2025 and 2024, we used $12.7 million and $38.6 million in cash, respectively, to fund capital expenditures. During the years ended December 31, 2024 and 2023, we used $73.5 million and $153.2 million in cash, respectively, to fund capital expenditures. We anticipate incurring additional capital expenditures during the remaining portion of the year ending December 31, 2025, primarily related to production tooling and facility improvements.

Sources of Cash

The following table sets forth our cash flows for the years indicated (in thousands):

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2023	2025	2024
Net cash (used in) provided by:
Operating activities	$(222,661)	(158,015)	$(114,541)	(101,609)
Investing activities	(68,806)	(152,333)	(11,776)	(38,250)
Financing activities	339,331	134,329	2,331	14,198
Effect of currency translation on cash, cash equivalents and restricted cash	25	(141)	30	(135)

Net increase (decrease) in cash, cash equivalents, and restricted cash	$47,889	(176,160)	$(123,956)	(125,796)

Operating Activities

We continue to experience negative cash flows from operations as we develop our electric aircraft, GSE and Enabling Technologies and prepare for the future commercialization of our products and services. Our cash flows from operating activities are significantly affected by our expenditures in research and development and overhead manufacturing related to the scaling of our operations. Our operating cash flows are also affected by our working capital needs to support growth, personnel related expenditures, accounts payable and other current assets and liabilities.

For the six months ended June 30, 2025, net cash used in operating activities was $114.5 million, primarily due to a net loss of $158.7 million, offset by non-cash charges including $10.5 million related to depreciation and amortization, $11.6 million related to stock based compensation, and $3.2 million of other non-cash charges, partially offset by $18.9 million of cash provided by changes in operating assets and liabilities. For the six months ended June 30, 2025, cash provided by changes in operating assets and liabilities of $18.9 million was primarily attributable to an increase in accounts payable, accrued expenses and current liabilities of $13.5 million, a decrease in prepaid expenses and other current assets of $4.5 million, and an increase in deferred revenue of $2.8 million, partially offset by an increase in accounts receivable of $1.5 million and a decrease in operating lease liabilities of $0.4 million.

For the six months ended June 30, 2024, net cash used in operating activities was $101.6 million, primarily due to a net loss of $124.1 million, partially offset by non-cash charges including $7.4 million related to depreciation and amortization, $4.6 million related to stock based compensation, and $1.5 million of other non-cash charges. For the six months ended June 30, 2024, net cash provided by changes in operating assets and liabilities of $9.0 million was primarily attributable to an increase in accounts payable, accrued expenses and current liabilities of $7.6 million and a decreases in prepaid expenses and other current assets of $1.6 million and operating lease liabilities of $0.2 million.

For the year ended December 31, 2024, net cash used in operating activities was $222.7 million, primarily due to a net loss of $275.6 million, offset by non-cash charges including $16.5 million related to depreciation and amortization, $12.1 million related to stock based compensation, and $3.1 million of other non-cash charges, partially offset by $21.3 million of cash provided by changes in operating assets and liabilities. For the year ended December 31, 2024, cash provided by changes in operating assets and liabilities of $21.3 million was primarily attributable to an increase in deferred revenue of $8.6 million, an increase in accounts payable, accrued expenses and current liabilities of $6.2 million, and a decrease in prepaid expenses and other current assets of $4.4 million, which were generally driven by the growth in our business and the advancement of our research and development efforts.

For the year ended December 31, 2023, net cash used in operating activities was $158.0 million, primarily due to a net loss of $175.6 million, partially offset by non-cash charges including $8.6 million related to depreciation and amortization and $9.0 million related to stock based compensation. For the year ended December 31, 2023, net cash used by changes in operating assets and liabilities of $2.1 million was primarily attributable to an increase in prepaid expenses and other current assets of $9.8 million, partially offset by an increase in accounts payable, accrued expenses, and current liabilities of $5.7 million and a decrease in contract assets of $2.3 million which were generally driven by the growth in our business and the advancement of our research and development efforts.

Investing Activities

We continue to experience negative cash flows from investing activities as we build our infrastructure and purchase equipment to support the development and commercialization of our electric aircraft and charging network. Cash flows used in investing activities primarily relate to capital expenditures to support our growth in operations, including expenditures related to the construction and expansion of our charging and production facilities, acquisitions of machinery and equipment, tooling and technology infrastructure, partially offset by proceeds from sales of property and equipment, customer funding from GSE installation and governmental grants.

For the six months ended June 30, 2025, net cash used in investing activities was $11.8 million, primarily due to net purchases of property and equipment of $12.7 million, partially offset by proceeds from the sale of property and equipment of $0.9 million.

For the six months ended June 30, 2024, net cash used in investing activities was $38.3 million, primarily due to net purchases of property and equipment of $38.6 million, partially offset by proceeds from the sale of property and equipment of $0.4 million.

For the year ended December 31, 2024, net cash used in investing activities was $68.8 million, primarily due to net purchases of property and equipment of $73.5 million, partially offset by proceeds from the sale of property and equipment of $4.7 million.

For the year ended December 31, 2023, net cash used in investing activities was $152.3 million, primarily due to construction of our production facility and investment in production related tooling.

Financing Activities

For the six months ended June 30, 2025, net cash provided by financing activities was $2.3 million, primarily due to the proceeds received from issuances of our Series C Preferred Stock of $3.0 million and the proceeds received from the issuance of common stock of $1.2 million, partially offset by stock issuance costs of $1.7 million and the repayment of debt of $0.2 million.

For the six months ended June 30, 2024, net cash provided by financing activities was $14.2 million, primarily due to the proceeds from the issuance of our promissory note of $14.4 million, and the issuance of common stock of $1.0 million, partially offset by the repurchase of common stock and repayment of debt and debt issuance costs of $1.2 million.

For the year ended December 31, 2024, net cash provided by financing activities was $339.3 million, primarily due to the proceeds received from issuances of our Series C Preferred Stock of $324.0 million and the proceeds received from the issuance of our promissory note of $15.5 million.

For the year ended December 31, 2023, net cash provided by financing activities was $134.3 million, primarily due to the proceeds from the issuance of our promissory note of $135.7 million, and the issuance of Common Stock of $0.7 million, partially offset by the repayment of debt and debt issuance costs of $2.1 million.

Credit Facility

On December 13, 2023, we entered into our Credit Facility, which provided commitments in an aggregate amount equal to $170.1 million to, among other things, finance certain of our goods and services costs related to the design, planning, permitting, and construction of the Final Assembly Facility. Our Credit Facility matures on December 20, 2038. As of June 30, 2025, we have fully drawn down the Credit Facility in an aggregate principal amount equal to $151.2 million, net of exposure fees of $18.9 million.

The Company’s obligations under the Credit Agreement are secured by the “Collateral” (as defined in the Credit Agreement), which generally consists of the Final Assembly Facility.

The Company is no longer able to draw down further funds under our Credit Facility given that each of (a) the commitment availability period for drawing funds thereunder has expired in accordance with its terms and (b) the commitments under our Credit Facility have been fully drawn.

Each disbursement under our Credit Facility accrues interest at a fixed interest rate of 5.52% per annum, which per annum interest rate is subject to increase in accordance with the terms of the Credit Agreement upon the occurrence of a “Payment Default” and/or a “Trigger Event” (each such term as defined in the Credit Agreement). Inclusive of the timing of drawdowns, exposure fees, and debt issuance costs, the effective per annum interest rate on outstanding borrowings under our Credit Facility was 7.32%. Interest under our Credit Facility is payable quarterly in arrears on each March 20, June 20, September 20, and December 20 of each year.

The Company may, from time to time, prepay all or any part of the outstanding principal balance of the disbursements made pursuant to our Credit Facility, subject to a prepayment premium in an amount equal to: the amount by which (a) the amount of the prepaid principal is less than (b) the sum of the present values, discounted in accordance with the terms of the Credit Agreement, of (x) the installments of principal being prepaid, plus (y) the amounts of interest which would otherwise have accrued on such principal to the remaining interest payment dates.

The Credit Agreement provides for mandatory amortization payments with respect to the principal amount of funds disbursed pursuant to our Credit Facility, in the amounts and on the terms set forth in the Credit Agreement, such that such principal amount is repaid in fifty-four (54) succussive quarterly installments. Such amortization payments are required to be made by the Company on each March 20, June 20, September 20, and December 20 of each year, commencing on September 20, 2025. Furthermore, the Credit Agreement includes mandatory prepayments in connection with certain sanctions-related events, events of loss, and collateral destruction events.

Our Credit Facility documents contain affirmative and negative covenants, including among other things, delivery of annual audited financial statements and Make More in America Initiative annual reports, maintenance of certain governmental consents, licenses, permits, authorizations, and approvals, compliance with laws (including sanctions) and the “MMIA Compliance Plan” (as defined in the Credit Agreement), and maintenance of insurance, along with restrictions on the incurrence of liens, asset dispositions, changes in nature of business, mergers, consolidations, dissolutions, and sales, and other customary covenants, in each case, subject to customary exceptions. The Credit Agreement also includes events of default relating to customary matters (and customary notice and cure periods), including, among other things, nonpayment of principal, interest, or other amounts, violation of covenants, incorrectness of representations and warranties in any material respect, cross-default with respect to material indebtedness and other Ex-Im indebtedness, bankruptcy, material judgments, and certain ERISA events.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2024 (dollars in thousands):

	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility	$170,103	(1)	$2,835	$17,010	$22,680	$127,578
Operating lease liability	55,370	(2)	3,211	7,071	7,011	38,077
Other commitments and contingencies(3)	913		685	228	—	—

Total	$226,386		$6,731	$24,309	$29,691	$165,655

(1)	Excludes $18.0 million of unamortized discount and debt issuance costs.
(2)	Includes $36.9 million of imputed interest.
(3)	On May 25, 2021, we exercised our right to buy shares of our Common Stock from one of our former employees, which are to be paid for over a period of five years.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with preparing our consolidated financial statements and interim condensed consolidated financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expense and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time we prepare our consolidated financial statements. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates.

Our significant accounting policies are discussed in Note 2, “Basis of Presentation and Accounting Policies” in the Notes to our annual consolidated financial statements included elsewhere in this prospectus. Management believes that the following accounting policies are critical to fully understanding and evaluating our reported financial results, and they require management to make estimates about the effect of matters that are inherently uncertain.

Stock Based Compensation

We measure all stock options and other stock based awards granted to employees, non-employees, and directors based on the fair value on the date of the grant. We recognize compensation expense over the requisite service period, which is generally the vesting period of the respective award. We generally issue stock options with only service-based vesting conditions and record the expense for such awards using the straight-line accounting method. We recognize forfeitures at the time forfeitures occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions. These assumptions include:

•	Fair value of Common Stock – see discussion below for our determination of the fair value of our Common Stock.

•

Expected volatility – We estimate our expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expect to continue to do so until we have adequate historical data regarding the volatility of our own traded stock price.

•

Expected term – The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options is equal to the weighted average vesting term plus the contractual term divided by two.

•

Risk-free interest rate – The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

•	Expected dividend yield – The expected dividend yield is zero because we have never paid cash dividends on Common Stock and do not expect to pay any cash dividends in the foreseeable future.

As a privately held company, there has been no public market for our Common Stock to date. The estimated fair value of our Common Stock has been determined by our Board as of the date of each option grant, with input from management, considering the most recently available third-party valuations of our Common Stock and our Boards’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our third-party valuations of Common Stock were prepared using the option-pricing method (“OPM”) or the hybrid method, both of which used a market approach to estimate our enterprise value. The October 2024 third-party valuation was prepared using the hybrid method, whereas all prior third-party valuations were prepared using the OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for us, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

In addition to considering the results of these third-party valuations, our Board considered various objective and subjective factors to determine the fair value of our Common Stock as of each grant date, including:

•	the prices at which we sold shares of Preferred Stock and the superior rights and preferences of the Preferred Stock relative to our Common Stock at the time of each grant;

•	the lack of an active public market, for our Common Stock and Preferred Stock;

•	the progress of our research and development efforts;

•	our stage of development and commercialization and our business strategy, and material risks to our business;

•	external market conditions affecting the aviation industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the aviation industry.

Following the IPO Recapitalization and once a public trading market for our Class A common stock has been established in connection with the completion of this offering, it will no longer be necessary for our Board to estimate the fair value of our Class A common stock in connection with our accounting for stock options and other such awards we may grant, as the fair value of our Class A common stock will be determined based on the quoted market price of our Class A common stock.

The following table summarizes by grant date the number of shares subject to options granted between January 1, 2023 and July 31, 2025, the per share exercise price of the options, the per share fair value of Common Stock underlying the options on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of shares subject to options granted	Per share exercise price of options	Per share fair value of Common Stock(1)	Average per share estimated fair value of options
3/27/2023	214,495	$37.15	$44.05	$27.69
8/16/2023	149,546	$44.16	$47.86	$30.11
11/22/2023	3,500	$44.16	$50.49	$29.01
12/1/2023	164,051	$44.16	$50.73	$32.60
12/1/2023	125,000	$110.00	$50.73	$20.96
8/27/2024	413,625	$53.97	$54.67	$32.41
2/18/2025	313,500	$54.94	$55.49	$35.44
2/18/2025	125,000	$110.00	$55.49	$18.01
6/22/2025	156,900	$54.94	$70.84	$48.48
7/11/2025	45,625	$54.94	$70.84	$48.67

(1)	Per share fair value of Common Stock represents an interpolated value between valuation dates.

Recently Issued Accounting Pronouncements

See Note 2 “Basis of Presentation and Accounting Policies” in the Notes to our audited historical consolidated financial statements and interim condensed consolidated financial statements included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Emerging Growth Company Status

Under the JOBS Act, we expect that we will meet the definition of an “emerging growth company,” which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards. Electing to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) the last day of the first fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, with at least $700 million of equity securities held by non-affiliates as of the end of the last business day of the second quarter of that fiscal year, (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities, or (iv) the last day of our fiscal year after the fifth anniversary of the date of the completion of this offering.

Quantitative and Qualitative Disclosure about Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Currently, our market risks relate to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Interest Rate Risk

We had cash and cash equivalents totaling $174.5 million as of June 30, 2025. These amounts were invested in standard checking, demand deposit and money market funds. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short term nature of our cash equivalents. Declines in interest rates, however, would reduce future interest income.

Credit Risk

Financial instruments that subject us to significant concentrations of credit risk consist primarily of cash and money-market cash equivalents. Our cash is held in accounts with multiple financial institutions that we believe are creditworthy. These amounts at times may exceed federally insured limits. We have not experienced any credit losses in such accounts and do not believe it is exposed to any significant credit risk on these funds.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

FOUNDER’S LETTER

Potential Investors and Aviators,

“For once you have tasted flight, you will forever walk the earth with your eyes turned skyward, for there you have been, and there you will always long to return,” - attributed to Leonardo di Vinci… and I would add, “and bring someone with you.”

I have been thinking about BETA for more than 25 years, going all the way back to my college thesis “BETA Air.” For me, flying is the ultimate freedom. Something I love to share. BETA combines my love for aviation and the mastery that flying demands with my lifelong pursuits of building and engineering.

KYLE CLARK
TEST PILOT
BETA

KYLE CLARK, FOUNDER & CEO

BETA is the embodiment of an unrelenting passion and mission. The technical art of designing, building and testing flying machines is an unforgiving pursuit of excellence that requires a multidisciplinary understanding of the physics of flight and psychology of how people relate to machines. The challenges are real, the opportunity is huge, and a group of passionate aviators are redefining how we use the z-dimension of our world. Now, launching BETA as a public company, I look forward to sharing with you the awesome potential electrifying aviation has in transforming an industry and aspects of the economy and society.

Electric aviation is inevitable. We believe it will lower the cost of flight, improve safety, expand aviation’s utility, and do so in balance with our environment. Electric aviation will drastically expand the number of flights by opening up new routes and feasible missions allowing cargo and people to fly more. BETA is starting this inevitable transition with our ALIA aircraft platform utilizing the proprietary core technologies we have designed and developed. The deployment of our technology through aircraft sales enables an exciting business proposition with resilient and recurring revenues through aftermarket sales for multiple decades, particularly with our proprietary batteries. The ALIA platform and the core technology we have developed only represent the starting point of our ambitions. I believe the benefits of our core technologies will prove to be disruptive. Advancements in our technologies can make increasingly larger passenger (19, 70, 250 seats) and cargo electric aircraft possible.

Engineering the future of aviation is a technologically unforgiving pursuit. Our standards are high. It is challenging and demanding, but the outcome is rewarding. Our company is rooted in first-principals engineering, where we design and build each component using the fundamental laws of physics. We fly what we build, we do more than we say and we respect the fact that we are in a highly regulated industry where safety is paramount. BETA’s foundation is in the design and engineering of the highly reliable and safe enabling technologies: motors, inverters, batteries, flight controls and a nationwide electric charging network.

“Perfection is achieved not when there is nothing left to add, but when there is nothing left to take away.”— Antoine de Saint-Exupéry. This quote welcomes people into our R&D facility. If airplanes don’t fly, they aren’t really airplanes. What most often keeps aircraft grounded are equipment failures due to unnecessarily complex design and weather. This compelled us to focus on simplicity and to question the need for complex tilting rotors (thrust vectoring), water pumps, variable pitch propellers, collectives, gear reductions, and state changes in software. These are all absent from our simple aircraft design, and as a result are absent from our certification requirements with the FAA and our bill of materials.

Our focus is on making a lightweight aircraft with low aerodynamic drag, designed to carry a high energy- density battery, and converting that precious energy into propulsion in the most efficient way possible. Our back-to-basics approach is working. Our longest electric airplane flight is 336 NM. We completed the first ever full-scale manned eVTOL transition. Our electric airplanes have been flying military and FAA piloted missions for several years, including by pilots from the FAA and U.S. military starting in 2022, and are currently flying on multiple continents.

I challenge you to find another electric aerospace company doing more piloted flying than BETA. Every employee at BETA has access to our flight school. Flying creates an extremely close connection to what is important in aircraft design, along with production, sales and support. Aviators understand weather, instrument conditions, reserves, dispatch rates and failures. Aviators understand that the FAA does not give credit for merely making something work. The FAA gives you credit when you show that something doesn’t fail, and, if it does, it fails in a safe way. Design simplicity fits well with this FAA regulatory fact, and our aircraft embody the knowledge we gain by flying.

Vertical integration is at the core of our manufacturing philosophy. We design and make our own motors, inverters, battery packs, monitoring systems, computers, and the equipment used to build our charging network. The ability to move fast as we build an electric aviation ecosystem is a key competitive advantage. The early look at the potential benefits of this strategy is illustrated by the fact that today, we own the charging infrastructure at airports around the country and are supplying our core products to others in the budding electric aerospace industry.

BETA also differentiates itself from the competition by doing significantly more with less. Simplicity is again the key. We have built a nationwide charging network, launched multiple products, shown up for the military, flown our aircraft across the U.S. and Europe and demonstrated the most technically challenging corners of electric aviation. I’m proud of the respect we have earned by being humble, effective and honest. I have learned this from John Abele, Martine Rothblatt, Dean Kamen, Chuck Davis and my parents. I feel extremely lucky to be surrounded by capable, dedicated and hard-working mentors and colleagues.

I invite you to evaluate us for yourself; visit us, fly with us, get to know the team, and ultimately judge us on the exceptional products we have created. We are here because we love what we do. You will feel it. I look forward to getting to know you and welcoming you on this adventure as we build the future of aviation.

-Kyle Clark

Founder and Chief Executive Officer

BUSINESS

Our Company

We are redefining the aerospace industry. We have developed an electric aircraft platform and propulsion systems that are positioned to transform the aviation industry forward into a new phase of growth. We design, manufacture and sell high-performance electric aircraft, advanced electric propulsion systems, charging systems and components. Further, we have invested in the underlying infrastructure of this breakthrough technology, which is critical to bringing electric aviation to life. We believe we have developed a differentiated presence in North America and are well positioned to expand globally.

Our company was purpose-built to capture the significant, untapped market opportunity in sustainable, reliable and efficient electric aviation.

Vertical integration allows us to innovate rapidly and capture meaningful economic value throughout an aircraft’s lifetime by providing batteries and aftermarket services for BETA aircraft and other customers. Our focus is on the Enabling Technologies essential to electric aviation, including batteries, motors, flight control systems and a nationwide network of electric charging and related equipment. With proprietary control over these core technologies, we offer customers a complete platform to support their adoption of electric aircraft to enable both existing and new missions. This multilayered approach provides us with recurring, high margin opportunities.

We have developed highly scalable technologies that can be tailored to, and deployed for cost-effective and safe missions across cargo and logistics, defense, passenger and medical end markets. Our simplified approach to designing electric aircraft allows us to service a variety of end markets and mission types leveraging the same core technologies. The portability of our technologies and systems across various aircraft also unlocks flexibility to innovate on future generations of aircraft.

We are pursuing a stepwise approach to growing our business in both certification and market entry. We believe this significantly derisks our business model and expands our addressable market. This approach creates a logical progression where each certification effort informs the next—streamlining documentation, building continuity with FAA personnel, and reducing risk across programs.

Our go-to-market strategy is also incremental over time. We intend to prioritize cargo and logistics, while also giving focus to military applications and medical industries, before delivering aircraft to passenger operators.

We believe our CX300 electric aircraft is at the forefront of the electric aviation industry. The ALIA CTOL has successfully flown thousands of flights, over 80,000 miles, including operations in North America and Europe. This includes the world’s first, all-electric passenger flights into John F. Kennedy International Airport, which utilized approximately $7.00 in flight fuel costs, demonstrating electric aircraft’s integration into congested national airspace and approximately 95% in fuel cost savings when compared to a combustion aircraft based on internal estimates. Our CX300 also made its debut at the Paris Air Show in June 2025 opening the show with an aerial ballet demonstrating the performance and agility of our electric aircraft. Further, our aircraft has been used by the U.S. military in training missions and flown by the FAA, providing us with valuable data with respect to our aircraft and our certification strategy. We have also completed successful missions with the DoD and cargo and logistics and medical partners and customers such as UPS and United Therapeutics.

We believe our aircraft represents a significant cost efficiency advantage, as total operating costs are 42% lower compared to new traditional conventional aircraft based on internal estimates. This reduction is primarily attributed to the substantially reduced maintenance requirements given our simplified aircraft design. Our aircraft’s design eliminates the need for complex components such as gear boxes, in-flight liquid cooling systems, and thrust vectoring mechanisms, further streamlining maintenance operations and contributing to lower operational costs. We believe the operating savings are even higher when comparing our eVTOL variant relative to traditional helicopters.

We believe we are the first electric aircraft OEM with a scale production facility, and we have room to grow. Our approximately 188,000 square foot Vermont production facility is designed to support production of more than 300 aircraft annually at maturity through optimized processes and manufacturing flows. We have site control and permits for expansion to over 355,000 square feet to accommodate significant future growth.

Key and Enabling Technologies employed on the BETA Aircraft.

Our Business Model

Our business model contemplates four key revenue streams:

(1)	selling aircraft to military and commercial customers such as UPS, Air New Zealand and United Therapeutics;

(2)	selling replacement batteries to operators in the aftermarket;

(3)	selling propulsion systems as a merchant supplier to other eVTOL manufacturers such as Textron eAviation; and

(4)	selling GSE, primarily chargers, to state governments, operators, Fixed Base Operators and other electric aviation companies.

Our market-entry strategy for our aircraft is initially focused on selling to operators that specialize in cargo and logistics, military and medical operations, before expanding into delivery of aircraft to customers for passenger operations. That said, our financial opportunity is maximized over the entire lifetime of the aircraft. For example, if operated for 20 years, we estimate a typical electric aircraft will require 18 to 20 sets of replacement batteries, generating approximately $13 million in revenue assuming replacement of batteries for all customer use cases every year at current year pricing levels with a 2.5% annual escalation. We believe there are customers who will easily meet this utilization.

Further, our customers will also benefit from improving battery technology over the lifetime of the aircraft, as replacement batteries are expected to deliver superior aircraft performance due to improved energy density, which directly translates into longer range and higher speeds. We believe our ownership of the battery pack technology, protected by an extensive portfolio of intellectual property, will allow us to recognize substantial recurring revenue, even after the initial aircraft sale, contributing a majority of the lifetime revenue at attractive margins.

As a merchant supplier, we leverage our technical advantage in selling propulsion systems, core components and charging infrastructure to others in the aerospace and marine industries.

We are also developing a fully-integrated, digital platform, “Operate,” with access to real-time data from our aircraft and GSE to optimize our customers’ operational capabilities. This system enables end-to-end visibility and control over their electric aircraft fleets, including real-time flight monitoring and charging infrastructure management, AI-powered predictive maintenance and network planning, and battery health and operating cost optimization. Our digital platform also drives regulatory compliance through automated maintenance record synchronization and offers seamless integration with existing aviation systems through universal API access.

We are developing Operate in four modules: Maintenance, Control Center, Network and Data. The Maintenance module launched in July 2025 and is in active use to track maintenance on the four aircraft currently in the field, with Bristow and Air New Zealand expected to use it during operational trials. Development of the integrated Control Center module is underway, with limited functionality already in use, and an initial commercially viable version targeted by the first half of 2026. The Network and Data modules remain in planning, with availability expected prior to aircraft certification, currently targeted for late 2026.

Finally, our business model capitalizes on a fundamental element of electric mobility. Electric aircraft need electric charging. To this end, we have developed a series of charging infrastructure, including large charge cubes designed for stationary charging, mini cubes designed for more mobile applications and thermal management systems, which cool batteries during high-speed charging. Our charging products and infrastructure are designed to use the CCS-1 charging protocol, allowing for charging access for both electric aircraft and ground vehicles. Through a series of customer and government investments, we have built a charging infrastructure for all electric aircraft operators to use nationwide.

Our Products

We develop electric aircraft, their critical systems and components (such as motors and batteries) and GSE to charge them. We believe this enables our customers to complete all-electric, cargo and logistics, medical transport, and passenger missions at lower operating costs.

Aircraft

ALIA CTOL CX300 (Piloted, Electric)

ALIA CTOL (CX300) – Designed for all-weather deployment and reliability, our CTOL aircraft transports six people or 200 cubic feet of cargo plus two crew members on missions of up to approximately 215 nautical miles. This aircraft is intended to leverage existing airport infrastructure and fly in accordance with existing procedures to enable rapid adoption. We are targeting FAA Part 23 certification at the end of 2026 or early 2027. Our Backlog for the CTOL consists of 331 units, of which 131 units are for Firm Orders and 200 units are for Options. Examples of key CTOL launch customers include Air New Zealand and United Therapeutics, highlighting the versatility of the aircraft. We have not yet delivered any certified aircraft, and therefore, no associated revenue has been recognized.

ALIA VTOL A250 (Piloted, Electric)

ALIA VTOL (A250)– The ALIA VTOL (A250) is a vertical takeoff and landing aircraft, allowing it to operate from locations with or without runway access. We believe our simple and efficient design differentiates us from others in the industry – enabling a clear path to certification, lower operating costs, high reliability and class-leading range and payload.

Our Backlog for the ALIA VTOL consists of 560 units, of which 158 units are for Firm Orders and 402 units are for Options, with a goal of achieving Type Certification towards the end of 2027 or early 2028. Our order book highlights the broad capabilities of our aircraft across: cargo and logistics, including orders from UPS and Bristow; medical operations, including orders from Metro Aviation and New Zealand Air Ambulance; and passenger operations, including orders from Blade and FlyNYON. We have not yet delivered any certified aircraft, and therefore, no associated revenue has been recognized.

ALIA Defense VTOL MV250 (Autonomous, Hybrid)

ALIA Defense VTOL (MV250) – The MV250 is the military variant of our VTOL aircraft and draws heavily from the ALIA platform. The capability specifications from our cargo and logistics customers stack up closely with specifications from the U.S. military for their next generation aircraft, including capabilities such as long range, low heat/noise signature operations and the potential to operate autonomously. The specifications from these customers, which we expect to be able to deliver, are for a vertical takeoff and landing aircraft that can carry up to one ton (approximately 2,000 pounds) 250 nautical miles, which is priced between $5-10 million, and has operating cost benefits over existing aircraft models.

We expect multiple military branches to use ALIA defense VTOLs in their operations. We remain a candidate for the USMC’s Aerial Logistic Connector program which seeks to fill the large size class contested logistics. Additionally, the Army established the Contested Logistics Cross-Functional Team under Army Futures Command to generate requirements that will drive future programs of record.

We are also partnering with GE Aerospace to co-develop a hybrid electric turbogenerator, specifically designed for defense and civil applications. In conjunction with the partnership, GE Aerospace is making an equity investment of $300 million in BETA. This collaboration is poised to enhance our offerings by integrating hybrid electric capabilities, which are critical to modern defense applications. The new turbogenerator technology, we believe, can deliver multiple advantages, including longer range, higher speed, reduced operating costs, and increased payload capacity. Our joint efforts signify a strategic advancement in leveraging hybrid electric propulsion systems, meeting the stringent demands of both defense operations and commercial aviation. This partnership reflects our commitment to adopting cutting-edge technology for sustained growth and operational efficiency.

The certification process for defense aircraft is different from the FAA civil aircraft certification process in that standards of safety and performance are applied to aircraft based on the intended mission and level of safety required to perform the intended mission for the DoD; in many cases offering reduced requirements than the FAA. Due to the variety of mission cases the MV250 has the potential to serve, the requirements for and timeframe in which it is approved for military service remains to be defined. Separately, the DoD has the ability to operate the aircraft for a subset of test and demonstration missions prior to obtaining formal approval.

Larger Aircraft – We are in the development phase of a larger aircraft initially designed to carry up to 19 passengers. We are able to move rapidly by leveraging our existing technologies and experience from existing aircraft. We believe this product will further expand our market share by creating new opportunities for operators to realize the benefits of electric aviation in large aircraft. The timeline for obtaining civil certification of the larger commercial airplane has yet to be determined.

Motors

H500A Motor (L) and V600 Motor (R)

The H500A motor leads the industry both in terms of maximum power output and power-to-weight ratio, weighing only 165 pounds while providing 573 horsepower based on internal testing. We believe this leadership position is achieved through a simple design that is free of heavy liquid cooling systems and complicated assemblies – allowing for 97.5% efficiency based on internal testing. The H500A features dual redundancy and significantly fewer parts than a comparable legacy aircraft engine. Our design philosophy of the H500A lends itself to easy adaptation into the more powerful H500B variant and V600A vertical lift motor, both currently in development.

We sell our motors to both established aerospace and defense OEMs, as well as new market entrants designing electric aircraft. Our electric motors have aerospace and marine applications that require high reliability with significant power in a small package. As an example, we have a subcontract with General Dynamics Applied Physical Sciences, manufacturing and delivering hardware and associated engineering services, in support of a DARPA program focused on developing advanced propulsion technology for undersea vehicles. These opportunities represent both initial sales and long-term recurring revenue when motors require maintenance or replacement in the aftermarket.

In July 2025, the Hartzell Propeller received FAA Part 35 Type Certification, becoming the first propeller the FAA has certified for any electric aircraft. This milestone serves as a stepping stone for obtaining Type Certification by the FAA for the H500A under Part 33 given the parallels between FAA Part 35 Type Certification, which governs propeller certification, and FAA Part 33, which governs airworthiness standards for engines.

We are targeting Type Certification by the FAA for the H500A under Part 33 in late 2025 or early 2026. A Part 33 certification will enable easier integration of the H500A on to Part 23 aircraft.

Batteries

Batteries

Electric aircraft require batteries, and we are operating with today’s battery capabilities. We purchase battery cells and integrate them into a proprietary module and pack assembly designed with features to deliver safer energy across multiple aircraft and non-aircraft platforms. Our batteries contain redundant protections against unlikely thermal runaway events, communication issues or non-uniform discharges. The packs we deliver meet stringent industry-standard regulatory requirements. The frequency of replacement can depend on various usage conditions, but we estimate the majority of customers will need to replace batteries every 12-24 months.

GSE and Multi-Modal Charging Network

BETA’s Differentiated Footprint

We design and manufacture the mission-ready equipment needed to charge electric aircraft and supporting infrastructure. Our charge equipment uses the CCS-1 plug format adopted as the industry standard. Several electric aircraft operators have purchased our charging products for their facilities and vertiports. Our suite of products enables seamless reservations, billing and a zero-touch user experience. We believe this interoperability creates a strong network effect and further cements our leadership role in the industry.

Charge Cube – The Charge Cube is the central component of charging infrastructure. Its compact design, 50-foot charging radius and compliance with the CCS-1 standard allows compatibility with a broad range of emerging electric aircraft. Certified by Underwriters Laboratories, our Charge Cube offers differentiating features such as a touchless interface, automated cable management, reduced crew workload and enhanced safety.

Thermal Management System (TMS) Cube – The TMS Cube optimizes battery charging, performance and extends the lifespan of batteries. It pre-conditions and thermally manages aircraft batteries to enable efficient and reliable charging, especially in varying environmental conditions. Thermal management is vital to maximizing battery health and enabling fast charging. Other early-stage electric aircraft manufacturers are working to make their aircraft design compatible with our TMS product.

Mini Cube – The Mini Cube offers flexible, mobile fast charging for a variety of platforms including aircraft and ground vehicles. Its portability, integrated cable storage, and support for the CCS-1 protocol make it ideal for dynamic use in hangars and vertiports. The Mini Cube supports a clean and safe operational environment, while providing supplemental or backup charging capacity for diverse transportation assets.

Charging Products

As of August 31, 2025, we have commissioned 51 high-speed airport charging stations capable of recharging our ALIA CTOL or VTOL aircraft in as little as 20-40 minutes for average flights. This network has been funded almost entirely, by our customers and industry peers. Additionally, we have installed the first electric aircraft charger on a U.S. military base at Duke Field, which is part of the broader Eglin Air Force Base complex.

Large, Untapped Market Opportunity

We define our market opportunity in terms of our TAM, which is calculated based on the potential for new aircraft sales for commercial and defense applications, in addition to the lifetime revenue of potential aftermarket components and services. The aftermarket components and sales include batteries, motors, other components, maintenance, training and charging solutions.

We estimate the TAM for electric/hybrid aircraft to consist of approximately 60,000 units with an assumed value of $250 billion, using an average selling price of approximately $4 million per unit, through 2035. This is based on internal calculations derived from publicly available information and an analysis conducted by a global third-party consulting firm, not commissioned by us, which focused on passenger use cases. In addition, we have included incremental cargo, medical, defense and passenger use cases based on our market analysis and experience. We have further excluded certain geographic and aircraft use cases that are outside the scope of our intended business model. In addition to initial aircraft sales, we believe that each aircraft represents an estimated three times in incremental aftermarket revenue opportunity throughout its life, for an approximate value of $750 billion. We have developed CTOL and VTOL aircraft which can serve both commercial and end markets, cargo and logistics and passenger applications, to maximize the potential TAM.

Total Product Lifecycle

We believe that each aircraft we sell presents a larger long-term service and aftermarket revenue opportunity for additional value capture over a 20-year period.

As our global aircraft fleet grows, replacement batteries and maintenance requirements are also expected to grow. To support growing fleets of electric aircraft, charging infrastructure will be required at airports and vertiports globally.

In aviation, most maintenance requirements are recurring and non-deferrable, even during periods of economic downturn or reduced demand for commercial air travel.

We primarily compete across four end markets within the aerospace industry: cargo and logistics, medical, defense and passenger.

Cargo and Logistics: We believe cargo and logistics represent a near-term, sizable and compelling opportunity for our aircraft and products. Based on the demand for timely supply chain solutions caused by the rise of e-commerce, large global parcel and e-commerce companies have tested and placed orders for electric aircraft and drones to address supply chain constraints. In 2024, e-commerce made up approximately 16% of total retail sales in the United States based on the U.S. Census Bureau, 2024 Annual Retail Trade Survey. In

parallel, customers are increasingly demanding faster delivery times, pressuring traditional distribution networks. The introduction of electric aircraft in cargo and logistics, specifically in rural areas, received additional support in the June 2025 Executive Order. Customers including UPS and Bristow have placed Firm Orders.

Medical: Electric aviation, both CTOL and VTOL, are well-suited to meet the growing demand for fast, reliable and environmentally sustainable healthcare logistics. Our aircraft are uniquely suited for medical operations with their large and flexible interior spaces. Lower operating costs of electric aircraft make them well-suited for Medical Cargo and Low-Acuity Patient Transfer missions. Customers including United Therapeutics, Metro Aviation and New Zealand Air Ambulance have placed Firm Orders.

Defense: Our ALIA platform is well suited for emerging necessities of modern warfare in both their low maintenance burden and their autonomy-ready designs. Current events and conflicts across the globe have resulted in increased defense and national security spending, both nationally and internationally. Existing defense logistics platforms, mainly helicopters, are poorly suited for imminent threats, including conflicts across wide expanses of ocean. In the United States, defense and national security spending benefits from strong bi-partisan support, which has resulted in a stable and growing investment over time. Our demand forecast consists of nearly 2,000 BETA aircraft for defense applications through 2035 based on DoD estimates and internal opportunity sizing. We believe the increased focus on lower cost, attributable and, where possible, dual-use technology that can be rapidly produced, will benefit us and aligns with our key focus areas.

Passenger: We believe that the demand for urban and regional air mobility services will usher in a new wave of growth for the commercial aerospace market. Based on 2024 schedule data, 20% of flights globally are under 300 miles, demonstrating this trend. As traditional, ground-based transportation alternatives become increasingly expensive and population growth accelerates, their scalability is becoming highly questionable. At the same time, technological advances in battery energy density, propulsion, design and materials are enabling aircraft to serve shorter distances in a more cost-effective and environmentally sustainable manner. The convergence of these forces has led airlines, aircraft lessors and charter companies to place orders for over ten thousand aircraft worth over $80 billion. We expect these trends to continue and create new opportunities to convert terrestrial transportation demand to aircraft.

Our Competitive Strengths

Simple Design along with a Strategic, Stepwise Approach to Derisk the Certification Process

Our certification strategy is purpose-built to advance new technology through a staged roadmap that we believe aligns with the FAA’s safety mission of “building confidence instead of friction.” This strategy advances our guiding principle, “safety through simplicity.” For example, if a component, joint or moving piece is not needed for safety on the aircraft—it is not on the aircraft. This clarity and decisiveness saves us a significant amount of time and effort as we seek certification across our product suite. In July 2025, the Hartzell Propeller received FAA Part 35 Type Certification, becoming the first propeller the FAA has certified for any electric aircraft.

We are taking a pragmatic approach that aligns with FAA frameworks, de-risks certification timelines and lays a scalable foundation for broader market success. This stepwise approach creates a logical progression where each certification effort informs the next — streamlining documentation, building continuity with FAA personnel and reducing risk across programs. Our market entry strategy mirrors this discipline by beginning with cargo and logistics and medical applications—lower-risk, high-value missions that can enable early revenue, generate real-world safety data and foster public trust ahead of passenger operations.

We are leaders in shaping policy through FAA collaboration and contributions to the development of policy needed for innovative technologies. We believe that we have built a trusted, influential relationship with the agency across all levels, enabling us to help shape regulation and accelerate progress first for BETA and thereafter for the entire industry.

In July 2025, the FAA released Advisory Circular (AC 21.17-4), which covers type certification of powered-lift aircraft and sets out the requirements for airworthiness approval of eVTOL vehicles. Previously, eVTOL developers engaged with the FAA on an individual basis to agree on the G-1 certification basis for their aircraft, including a lengthy public comment process. In BETA’s case however, pursuant to AC 21.17-4, we were able to adopt the AC requirements as our certification basis, accelerating our path to certification. In August 2025, we closed our G-1 certification basis in under two weeks following the submission of our Stage 3 response to the FAA. Due to negotiations with the FAA and our advocacy for streamlined requirements that are optimized for our aircraft configuration within the final Advisory Circular, we were able to secure favorable certification requirements that are closely aligned with the SFAR adopted by the FAA in December 2024.

Certification Pathway

Vertically-Integrated Aerospace Company Developing the Core Technologies that Enable the Emerging Electric Aviation Ecosystem

We control and make proprietary batteries, motors, FBW systems and software for our aircraft. These core technologies are sought after by leading aerospace incumbents, further validating the demand for our products. These aircraft components are designed, manufactured and tested in our existing facilities.

Our vertical integration facilitates improve collaboration and communication across different stages, through our “approve then improve” strategy. We prioritize rigorous design, manufacturing, and testing protocols to ensure the highest quality products. This integration supports our ability to adapt swiftly to design and product changes, ensuring that we remain competitive and responsive to our customers’ needs.

Our vertical integration allows for rapid iteration in the design and manufacturing process of our aircraft. The physical proximity of our R&D, manufacturing and testing facilities allows for faster collaboration and increased efficiency compared to a process reliant on many external suppliers. The capital investment in extensive manufacturing space enables us to scale to a rate of 300 aircraft per year at maturity, and we have site control for additional expansion. Further, our aircraft production lines are designed with the capability to produce both the CX300 and A250 aircraft on the same tooling. Common part applications across our aircraft programs, such as engines, batteries, FBW controls, avionics and landing gears, enable streamlined manufacturing processes and maximize operational efficiency.

Cargo and Logistics First Approach to Provide Nearer Term Market Entry

Our cargo and logistics ALIA CTOL facilitates early market entry. The cargo and logistics ALIA CTOL relies on standing rules and infrastructure to tap into an existing and growing logistics market. The demand from cargo and logistics and medical logistics operators is demonstrated by existing Backlog orders. Our CTOL aircraft easily integrates into the nation’s airspace and procedural landscape. Electric charging systems are the only additional infrastructure required, which we have been building for several years. We believe certifying our cargo and logistics ALIA CTOL airplane under FAA’s Part 23 relies on established rules to unlock revenue through the sale of type certified aircraft.

We believe the benefits of our cargo and logistics first approach will flow through to support the rapid progression of the passenger ALIA CTOL, along with all our ALIA VTOL programs. We expect to collect valuable operational data and flight experience through the use of our cargo and logistics ALIA CTOL by logistics and medical customers. We believe this data and experience will support passenger variant entry into service with a track record of safety and operational successes. It further allows us to continue building the infrastructure necessary to support our passenger customers’ urban and regional operations.

Our strategy carries across both our ALIA CTOL and VTOL platforms. Each aircraft is expected to enter service under a Type Certification for cargo and logistics operations first, followed by a passenger configuration through an amended Type Certification process. The significant similarity across the ALIA platform will ease the FAA’s Type Certification amendment process. As the only electric aircraft manufacturer with a clear cargo and logistics go-to-market strategy, we believe that we are well positioned to benefit from the rural logistics-focus of the June 2025 Executive Order – particularly in its directive for the FAA to allow the commercial use of electric aircraft prior to Type Certification.

Aftermarket-focused Business Model that Targets Recurring Revenue over Full Aircraft Lifetime

Our business strategy centers around leveraging aircraft sales to generate extensive recurring revenue at attractive margins over the lifetime of each aircraft. We plan to provide essential support throughout the operational lifespan of our aircraft, seeking to ensure continuous performance, safety and reliability. Our strategy prioritizes establishing diversified and consistent recurring revenue streams, servicing batteries, charging, maintenance and parts, creating a compelling opportunity for long-term profitability.

Battery replacements alone are expected to exceed the initial revenue from selling individual aircraft and provide higher margins. In a dynamic unique to electric aviation, replacement battery packs have the opportunity to increase the range of existing aircraft – increasing their utility.

Beyond BETA-built aircraft, selling our motors, batteries and other aircraft components to others extends our ability to leverage aftermarket recurring revenue at attractive margins.

Deep Relationships with Partners and Customers Who Rely on Our Innovative Solutions

Our innovative technologies have allowed us to develop deep partnerships with world-class aerospace and defense OEMs, commercial passenger and cargo and logistics operators, airports across the globe and the DoD.

We provide critical components to aerospace and defense OEMs. We have established strategic relationships with key commercial entities, many of whom we count as early investors, to enhance their logistics and transportation capabilities. Our partners and customers include UPS, with whom we collaborate on the efficient movement of cargo, and United Therapeutics for specialized organ transport. Similarly, we work with Air New Zealand and Bristow to manage the safe, efficient transportation of passengers. In addition, we believe our recently established partnership with GE Aerospace to co-develop hybrid electric turbogenerators will bring significant enhancements to range, payload, speed, and performance compared to existing aircrafts. We have also cultivated and maintained strong working relationships with key branches of the military, including the U.S. Air Force, Army and Marine Corps. Our collaborations with these branches exemplify our commitment to supporting the operational needs of the military through enhanced efficiency, reliability and technological integration. Through these efforts, we believe that we have been able to deliver solutions that meet the rigorous demands of military operations and contribute meaningfully to their critical missions and objectives. We have successfully completed several exercises with the DoD over the past 24-36 months including a three-month deployment to Eglin Air Force base which included more than 200 flights with 100% up-time.

Extensive Intellectual Property Portfolio

Our focus is on Enabling Technologies essential to electric aviation, including batteries, motors, flight control systems and a nationwide network of electric charging and related equipment. Our business model leverages a broad suite of intellectual property protected by 447 patents as of August 31, 2025 to protect our ownership and control of such Enabling Technologies, the earliest expiration date of which is 2040 if all maintenance fees are paid. These patents underscore the portfolio’s strategic coverage and solidify our position as a leader in the aerospace sector. This broad suite of protected IP is not only designed to ensure our competitive edge but also facilitates ongoing innovation and application of our technologies.

Experienced Leadership and Team with Deep and Relevant Industry Expertise

Our leadership team, led by founder and Chief Executive Officer Kyle Clark, includes a group of seasoned executives, all of whom bring extensive experience in aerospace, engineering and operations. This diverse expertise allows us to navigate the complexities of developing an innovative solution to revolutionize the aviation industry.

Kyle is an experienced technical leader and multidisciplinary engineer. He holds a degree in Materials Science and Engineering from Harvard University, and has practiced and taught power electronics and controls engineering for more than 20 years. Kyle was the lead engineer on the Patriot Missile System electrification program and has published papers on high voltage design and test for proton accelerators. Kyle is also a certified flight instructor and commercial pilot with both helicopter and jet ratings and he flies a variety of aircraft nearly every day. Kyle is an experienced aircraft builder, machinist, welder and test pilot, which enables him to empathize and debate a wide variety of topics from primary manufacturing, to system test, to industrialization.

We also maintain a world-class Board, with deep rooted experience that includes multiple public company founders and CEOs, military experts, financial and operations experts, and five certified pilots. In addition, we maintain a Defense Advisory Board composed of three generals and two lieutenant generals, each possessing extensive experience in defense and strategic planning, and whose collective expertise is instrumental in providing insight and guidance on our defense strategies. Our Board and Defense Advisory Board play a critical role in shaping our approach to navigating complex environments, seeking to ensure that our solutions meet the rigorous demands of modern commercial and military operations.

Our team’s collective experience and strategic direction are foundational to our continued success and innovation.

Technologies

Our advantage is our technologies. We believe the core competency of our company and our core intellectual property are contained within our Enabling Technologies, which are fundamentally composed of four critical components:

•	Batteries;

•	Motors;

•	Ground Support Equipment; and

•	Flight Control Systems.

Together, these Enabling Technologies create a vertically-integrated ecosystem across our product line. We designed each of these critical components for our electric aircraft and plan to use this technology in our ALIA CTOL (CX300), ALIA VTOL (A250) and MV250 aircraft, significantly reducing our overall development expense and creating economies of scale for production. Additionally, our Enabling Technologies have centralized, modular and interchangeable designs, enabling future generations of electric aircraft to incorporate our patented technologies. We also design and manufacture a line of aviation-centric charging equipment that features compatibility with a broad range of emerging electric aircraft. Our technologies are thoughtfully designed to enhance their lifetime value and long-term utility. These systems have applications across customers, sectors and geographies, which positions us for continued growth.

From time to time, we intend to enter into development arrangements with other aerospace manufacturers and governmental organizations for development activities. In the fiscal years ended December 31, 2024 and 2023, our research and development expenses were $206.9 million and $138.3 million, respectively. Our research and development expenses were $     million for the six months ended June 30, 2025. As of December 31, 2024, our principal revenue generating activities were comprised of activities pertaining to the development of our electric aircraft and the corresponding Enabling Technologies.

The following provides more information on the four critical components that make up our Enabling Technologies.

Motors

Electric propulsion systems differentiate our electric aviation category from conventional aircraft powered by combustion engines. We are positioned not only to design, manufacture and sell our motors, but integrate them across the entire electric value chain.

Our electric propulsion motors and inverters are based upon a simple design, free from heavy liquid cooling systems and gearboxes. Our flexible motor design allows them to be adapted into various configurations, including pusher, tractor and powerful vertical lift applications. We believe that we have made several important innovations in our motor designs that minimize mass while still providing high power and efficiency. For example, our H500 series of electric motors are on track to be the first electric motor certified by the FAA for integration into Part 23 aircraft and leads the industry in both maximum power output and power-to-weight ratio, weighing only 164 pounds while providing 572 horsepower based on internal testing. Our motors have significantly fewer parts than a traditional aircraft engine. Our motor test activities have accumulated a large set of usage data, both on our aircraft in flight and on various test stands, demonstrating their airworthiness, performance and reliability across an array of environmental conditions.

Our motors leverage air cooling to enable them to operate in a wide range of environmental conditions including temperatures as low as –40°C. Liquid cooled motors require special fluids to tolerate these low temperatures, whereas our motors only get more efficient at low temperatures. Additional benefits of air-cooled motors include the lack of drag caused by bulky radiators and reduced system weight, together yielding higher available payload weight and higher aircraft range.

Our high torque lift motors, with quad-redundant and high-power density operation, enable aircraft to take off and land vertically in every element. Our pusher motors feature dual-redundant, high-efficiency designs that provide aircraft with climb and range flexibility.

We believe these capabilities have resulted in high demand for our motors by OEMs seeking to incorporate them into their programs that require light, quiet, highly-efficient and powerful electric motors. Every BETA propulsion system is designed, validated, conformed and customized to the operational requirements of our customers and their mission.

Currently, there is an entire industry ecosystem around manufacture and sales, financing, and services of conventional combustion engines for aircraft. A similar market opportunity is forming for electric propulsion systems. While still emerging, we believe we are positioned to lead in that evolving market and competitive landscape.

Batteries

We have developed and manufactured proprietary battery packs and energy storage systems in-house since 2019, with an emphasis on designing for long-range eVTOL and eCTOL applications. We demonstrated this with a proof-of-concept by flying our ALIA CTOL aircraft 336 nautical miles on one charge. The certification-intent CTOL aircraft, the CX300, carries 225 kWh of onboard energy with our current battery technology. Our aircraft has been purposefully designed around the energy storage system, with mounting provisions and volume allocations that provide flexibility to incorporate future cell technology advancements, including changes in form factor. This architecture will allow us to integrate battery improvements over time, enabling an opportunity to improve aircraft performance of an airframe over its life. We strategically prioritize range as a key differentiator, allocating a high weight fraction for energy storage while utilizing commercially available cells from high-volume production environments to ensure reliability and supply chain stability.

Safety forms the cornerstone of our battery design philosophy, supported by our dedicated battery test facility in St. Albans, Vermont. This facility enables high-throughput, data-rich destructive testing that has directly informed our iterative design process for thermal runaway containment systems and other aviation-specific safety features. The design of energy storage systems for aviation safety represents a core BETA competency, with our in-house testing generating extensive validation data that will streamline the certification process while ensuring the highest safety standards.

Our innovative modular approach features five identical 45kWh battery packs, each containing eleven substantially identical subpack modules, creating significant advantages across certification, manufacturing and operations. This modularity greatly simplifies verification testing by eliminating redundant test requirements and enabling compliance demonstration at appropriate system levels rather than requiring complete system testing to satisfy every requirement. The architecture allows all motors to nominally draw power from all battery packs as needed, creating the opportunity to configure the design of the aircraft with four or five packs depending on range and payload targets, without requiring significant architectural design changes. Additionally, this standardization of the design reduces manufacturing complexity by minimizing component variations, enabling more efficient production scaling while maintaining an economical price point for end customers.

Ground Support Equipment

We have developed a comprehensive network of GSE designed to enable the safe, efficient and scalable operation of electric aircraft. Our ground support ecosystem is powered by our modular charging products, which includes high-power Charge Cubes and mobile Mini Cube chargers and tower-based solutions. These systems are capable of efficient charging across both aircraft and ground vehicles and the Charge Cubes are UL-certified. Our suite of ground support systems has been built and installed across dozens of airports and logistics hubs in North America – and this infrastructure is continuing to grow. Our GSE reflect our commitment to building the entire electric aviation ecosystem, which critically includes the infrastructure underpinning the category’s growth. Importantly, we believe this owned infrastructure will further grow our topline performance and diversify its revenue mix as the enterprise scales.

Flight Control Systems

The flight control computers are the heart of our FBW control architecture. Our aircraft have three FCCs each, providing triplex redundancy and ensuring continued safe operation, even in the event of a failure. The FCCs take in data from the pilot controls, systems status and critical sensors, such as airspeed and altitude, and then send commands to the flight control surfaces and propulsion motors to carry out the pilot’s intent. The FBW system enhances the safety of every flight while saving the weight and complexity of a conventional mechanical control system. Additionally, the thoughtful design of our FCCs helps prepare each aircraft we build to be flown autonomously in the future. We provide our FCC technology to other aircraft manufacturers as a merchant supplier.

Aircraft Design and Engineering

In addition to the design and development of our Enabling Technologies, we have created significant in-house capabilities in the design and engineering of electric aircraft, electric aircraft components and airport charging systems. We design and engineer airframes, interiors, heating and cooling and low voltage electrical systems in-house and in conjunction with our suppliers, partners and customers, to ensure our products meet the requirements of our customers.

We have developed our substantially integrated, electric aircraft manufacturing Final Assembly Facility with the goal of obtaining Production Certification from the FAA. Our engineering and manufacturing teams work alongside one another in an effort to accelerate the development of our electric aircraft. We believe the co-location of our engineering and manufacturing teams will help accelerate the development of new products and allow for faster introduction of product changes.

Manufacturing

Aircraft Assembly & Quality Control

Our Final Assembly Facility is designed for flexibility and scalability, configured to meet our expected production rate needs through 2027 without significant additional investment, and we anticipate that the current approximately 188,000 square foot facility will support CX300 and A250 production until 2029 without substantial additional floorspace requirements. The facility is vertically integrated, enabling us to build all wire harnesses, assemble flight control computers, inverters, electronic assemblies, manufacture our electric engines, assemble our battery packs, and perform aircraft structural assembly and final assembly in-house. This integration is further enhanced by our internal metallics machining and composites fabrication capabilities that support production operations. Our aircraft production lines are designed with the capability to produce both the CX300 and A250 aircraft on the same tooling. Common part applications across our aircraft programs, such as engines, batteries, FBW controls, avionics and landing gears, enable streamlined manufacturing processes and maximize operational efficiency.

As our aircraft production volumes grow, we believe that we will be able to enhance production capacity through the improvement of labor utilization and operating leverage. Costs of materials can be expected to improve as we enter long-term agreements with suppliers targeting higher production volumes. Additionally, there is opportunity to leverage innovation in aircraft structure design to minimize the cost and the number of components required to build each aircraft, without compromising on safety. To support our continued growth in operations, we have developed internal training curriculum and programs and have engaged in local workforce development efforts, ensuring we will maintain a skilled, local workforce capable of meeting aerospace manufacturing standards.

Our centralized quality team is integrated throughout the entire aircraft manufacturing process. From supplier onboarding through procurement, incoming inspection and internal manufacturing of all components, systems and complete aircraft, our quality team verifies that our production is performing to the high standard of excellence we have set. These quality professionals ensure we have implemented processes to build conforming hardware that meets the design definition in our technical data package and then verify compliance, maintaining the high standards required for aerospace applications. Our manufacturing operations run off of an integrated Enterprise Resource Planning and Manufacturing Execution System that has been implemented at BETA for a number of years, and We are continuing to roll out an internal Quality Management System that positions us for future Production Certification requirements, informed by CFR Part 21 Subpart G, establishing the foundation for scalable production that meets rigorous aerospace standards.

Suppliers

Suppliers are an important stakeholder group in the manufacturing of our aircraft. We purchase certain component systems, such as avionics, sidesticks, servos, and various forms of aircraft structures, from suppliers. Our supply base is located globally, with about 90% of our suppliers located in North America, 9% in Europe and the remaining 1% in Asia as of June 30, 2025. We have developed close relationships with several key suppliers particularly in the procurement of lithium-ion cells and certain electric propulsion components. See also “Risk Factors—Risks Related to Our Business and Industry—We depend on suppliers and service partners for raw materials and certain parts and components.”

We use various raw materials in our business including pre-impregnated carbon composites, aluminum, titanium and stainless steel. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials. We believe that we have adequate supplies or sources of availability of the raw materials necessary to meet our manufacturing and supply requirements.

We have implemented enterprise resource planning and management software to automate our procurement and inventory processes and integrate them with our financial accounting. We plan additional investment in our management systems to support further growth in our operations.

Customers and Selected Relationships

We currently sell our aircraft components and GSE to civil aircraft operator, aerospace and defense (“A&D”) OEMs, and ground support operators.

Our aircraft components include but are not limited to electric motors, batteries, and flight control computers. Our GSE includes, but is not limited to, charge cubes, mobile Mini Cube chargers and thermal management systems.

Our customers span from airlines, logistics operators, medical providers, and aircraft lessors to defense contractors, and aerospace manufacturers. Further our vertical integration enables key customer groups to include cargo and logistics operators, vertiport operators and fixed base operators through ground support systems.

Our range of products have gained traction with defense customers within the DoD, highlighting the capability of our technology across the private and public sectors.

Commercial Aircraft Customers

We have an existing civil aircraft Backlog of 671 aircraft worth $2.63 billion, of which 174 are for Firm Orders and 497 are for Options. Our current civil aircraft customers include UPS, United Therapeutics, Air New Zealand, Bristow and Metro Air Services. Additionally, we currently have a letter of intent with Republic Airways relating to the use of our aircraft to fulfill its missions. These customers highlight the diversity of civil uses for our aircraft ranging from cargo and logistics to medical to passenger missions. Importantly, in addition to selling aircraft, we also intend to sell a full suite of support products to these aircraft operators. Many of these products are similar to what is conventionally sold to aircraft operators from aircraft producers (e.g., flight training, aftermarket parts), but because we own the intellectual property and produces all key components onboard the aircraft, we can also sell key aftermarket replacements such as batteries through either direct replacement or the industry’s first ‘energy by the hour’ program.

Commercial Component Customers

The core Enabling Technologies outlined above have earned a strong, positive reputation among other A&D OEMs. We have already begun selectively selling these components to other customers within the aviation industry and beyond. Current customers in this category include established A&D OEMs and others.

Commercial GSE Customers

We produce the GSE required to enable not only our aircraft operations, but also the aircraft operations of other advanced air mobility (“AAM”) aircraft. Our CCS-1 standard chargers currently lead the industry and are installed in 49 locations in the United States with additional sites already under contract.

Current customers and partners include fixed base operators like Signature Aviation and Atlantic Aviation; aircraft customers like United Therapeutics; other AAM OEMs like Archer Aviation and Vertical Aviation; as well as government entities like State of Michigan and U.S. Department of Health and Human Services. We also provide such customers a variety of value-added services throughout the lifecycle of certain pieces of equipment, like the charger. These services include a suite of connected technologies that provide streams of data, transaction services and insights to our customers.

Defense Customers

Defense applications for all of our products continue to highlight the utility of our products across the private and public sectors. Our products are built to meet the needs of both types of customer, which highlights their dual-use nature. Over the years, we have cultivated and maintained strong working relationships with key branches of the military, including the United States Air Force (since 2019) and Army (since 2021). For example, we have collaborated with the U.S. Air Force’s Agility Prime program, where we have explored the potential use of our electric aircraft to further certain logistical, medical evacuation and intelligence missions. Since our inception, we have collected approximately $50 million through U.S. Air Force and U.S. Army contracts on research and development areas such as VTOL, hybrid, and further development around future autonomous flight.

We plan to continue to expand our relationships with defense and government customers and advance our military capabilities with cutting-edge technology tailored to modern defense needs. See Note 3 of our consolidated financial statements included elsewhere in this prospectus for additional information about our arrangements with the DoD.

Regulatory

We are subject to various government regulations and may in the future be subject to heightened U.S. government regulation as a contractor or subcontractor to one or more U.S. governmental organizations. Among the most significant U.S. government regulations that currently or may in the future affect our business are:

•	the Federal Acquisition Regulation (the “FAR”) and supplemental agency procurement regulations, which comprehensively regulate the formation, administration and performance under government contracts;

•

the National Industrial Security Program Operating Manual Rule, which establishes the security guidelines for private companies participating in classified programs or accessing classified information in connection with a government contract and imposes certain foreign ownership, control or influence mitigation measures based on foreign involvement in such private companies;

•	the Committee on Foreign Investment in the United States, which is tasked with reviewing the national security implications of foreign acquisitions of and investments in U.S. businesses;

•

the False Claims Act, which imposes substantial damages and penalties in connection with a misrepresentation made in connection with a request for payment by the U.S. government, and the False Statements Act, which, imposes penalties on the basis of false statements to federal agencies, even if not made in connection with a payment; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for National Security purposes and the exportation of certain products and technical data.

We view our aircraft and related services to qualify as commercial products and services as defined in the FAR as our aircraft and related services will be available for sale in the commercial marketplace. In some cases, we may make minor modifications to our aircraft for defense applications. Companies that provide commercial products and services to the U.S. government avoid certain regulatory compliance requirements that might otherwise apply including the need to make disclosures under the Truthful Cost or Pricing Data Statute (formerly the Truth in Negotiations Act) and technical government contract cost accounting rules (Cost Accounting Standards and Cost Principles). Should the U.S. government determine that our products and services do not qualify as commercial products and services under the FAR, we would be subject to such disclosure, cost accounting requirements among other compliance and audit requirements.

We also need to maintain our facility security clearance as an organization, and certain of our employees must maintain personnel security clearances to continue working on and advancing certain of our programs and contracts with the U.S. government (whether directly with the U.S. government, or indirectly through a subcontract with a prime contractor). To the extent we are involved in them, classified programs generally require that we comply with various Executive Orders, federal laws and regulations and customer security requirements designed to protect classified information that may include restrictions on how we develop, store, protect and share such information.

In addition, we are subject to industry-specific regulations due to the nature of the products and services we provide. For example, certain aspects of our business are subject to further regulation by additional U.S. government authorities, including (i) the Federal Aviation Administration, which regulates the design and production of aircraft in the U.S. and the airspace for all air vehicles in the National Airspace System, (ii) the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate wireless communications in the United States and (iii) the Directorate of Defense Trade Controls of the U.S. Department of State that administers the ITAR, which regulate the temporary import, export, reexport and transfer of controlled technical data, defense articles and defense services, as discussed further in “—International Traffic in Arms Regulations and Export Controls.”

The nature of the work we do for the federal government and others may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign investors with a review of the technical data pertaining to our technology, which would likely be central to such a potential investment. Moreover, investments, directly or indirectly, by investors may be subject to regulatory review and approval requirements, or ultimately prohibited, by governmental entities. See also “Risk Factors—Risks Related to Laws and Regulations—We are subject to stringent U.S. export and import control laws and regulations, which may change. We may be unable to comply with these laws and regulations or U.S. government licensing policies, or to secure required authorizations in a timely manner.”

In addition, the export from the United States of certain of our products may require the issuance of a license by the Bureau of Industry and Security of the U.S. Department of Commerce under the Export Control Reform Act of 2018 and the EAR. Some of our products may also require the issuance of a license by the Directorate of Defense Trade Controls of the U.S. Department of State under the Arms Export Control Act and its implementing regulations, the ITAR, which licenses are generally harder to obtain and take longer to obtain than do licenses under the EAR.

We are subject to laws that may limit the use or other processing of personal information gathered online and that require online services to establish privacy policies.

International Traffic in Arms Regulations and Export Controls

Our business is subject to, and we must comply with, stringent U.S. import and export control laws and regulations, including the ITAR and the EAR. The ITAR generally restrict the export of hardware, software, technical data and services that have defense or strategic applications. The EAR similarly regulate the export of hardware, software and technology that have commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or aerospace-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the United States.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the enforcement of these regulations. The agencies also have significant discretion in approving, denying or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes.

Many different types of internal controls and efforts are required to ensure compliance with such export control rules. In particular, we are required to maintain a registration under the ITAR; determine the proper licensing jurisdiction and classification of hardware, software, technical information and defense services; obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance of services for foreign persons, related to and that support our business; and manage physical access and security accordingly. Such regulations require authorization prior to the release of controlled technology to foreign persons, including employees, customers, suppliers and other foreign persons. See also “Risk Factors—Risks Related to Laws and Regulations—We are subject to stringent U.S. export and import control laws and regulations, which may change. We may be unable to comply with these laws and regulations or U.S. government licensing policies, or to secure required authorizations in a timely manner.”

Certification

Type Certification

In the U.S., new aircraft must undergo a rigorous FAA certification process to ensure the design, manufacturing, and individual aircraft meet all applicable safety and airworthiness standards. This begins with Type Certification, in which the FAA evaluates the aircraft design through extensive ground and flight testing to verify compliance with federal regulations. The production facility must obtain a Production Certificate, which confirms that the manufacturer’s facilities, quality systems, and procedures can reliably produce aircraft that conform to the approved type design. Once both the Type and Production Certificates have been issued to the OEM, each aircraft produced can receive a Standard Airworthiness Certificate, authorizing it to operate within the National Airspace System. We plan to initially certify our aircraft for cargo and logistics operations under Visual Flight Rules and Instrument Flight Rules, for flights during both day and night. Following initial certification, we intend to amend our type certificate which will allow us to modify the aircraft design to include approval for medical logistics, flight into known icing conditions and additionally passenger missions.

We began working with the FAA in 2020 and have made significant progress toward the certification of both our eCTOL airplane and our eVTOL aircraft, as well as the certification of our engines for integration in aircraft certified under FAA Part 23 and 14 CFR 21.17(b), as determined by the FAA. Following the first flight of our initial production-intent eCTOL airplane in 2024, we have built multiple production-intent airplanes and secured FAA Special Airworthiness Certificates to support continued flight testing and market survey operations. Our electric aircraft have collectively logged over 785 hours using electric propulsion alone, demonstrating both technical maturity and operational readiness as we advance toward Type Certification.

The Type Certification process can be thought of in five stages. Each phase is a milestone that reduces the risk of the product, builds regulatory trust, and unlocks commercial value. Stages one to three can be considered the “definition” phase, while stages four and five are the “implementation” phase. Progress in Type Certification is not always linear, meaning it is possible to make simultaneous progress in different stages on different aircraft parts or systems, depending on their maturity. Effective certification is a partnership between applicant and regulator since this process involves close coordination in working to align on mutually accepted outcomes. Our projections are strengthened with each functional completion of a specific phase. Functional completion allows for some items to be kept open until the end of the project but allows for a state of maturity where we can move into the next phase and iterate as necessary.

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Stage 1 – Conceptual Design: The Company works with the FAA to define the scope of the Type Certification project and submit the certification plan. This initiates formal FAA oversight and the timeline towards Type Certification.

•	Stage 2 – Requirements Definition: The Company looks for alignment with the FAA on which safety and performance standards apply. This locks in the regulatory targets we’re certifying to.

•	Stage 3 – Compliance Planning: The Company and the FAA design the roadmap that defines how we will demonstrate the aircraft meets FAA standards. This stage aligns all parties on the path to approval.

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Stage 4 – Implementation & Testing: The Company plans, documents and completes thousands of inspections, tests and analyses in accordance with the certification plans previously drawn up in the third stage to submit for FAA approval. This is the core phase of demonstrating compliance, safety and reliability. The results are verified by the FAA and a Type Certificate is issued.

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Stage 5 – Post-Certification: This phase is intended for maintaining and scaling through fleet monitoring and in-service reporting, as well as validating with other countries and applying for amended Type Certification. This enables market expansion, global sales, and long-term safety.

With a mature design informed by over 785 flight hours in our electric aircraft, we are making strong progress toward Type Certification. We are actively engaged with the FAA, progressing through the extensive testing and validation required to achieve FAA Type Certification.

We expect the FAA Type Certification will be recognized by certain international regulators through bilateral aviation safety agreements between the FAA and their counterpart civil aviation authorities. This reciprocal recognition provides the regulatory foundation for civil operation of our aircraft in non-U.S. markets. Following FAA Type Certification, we intend to pursue validation with Transport Canada and the Civil Aviation Authority of New Zealand, in support of firm customer orders. We have also initiated discussions with the European Aviation Safety Agency (EASA) regarding validation of H500A and CX300. We anticipate we will start the validation process on H500A with EASA immediately following FAA Type Certification or in 2026.

In June 2025, at a press event at the Paris Air Show, the DOT and FAA announced the recent work done by the National Aviation Authorities Network, unveiling a joint roadmap to harmonize global certification of AAM aircraft. This initiative enables participating regulators to adopt streamlined validation processes thus expediting validation and aligning on safety standards. These arrangements provide a means of efficient international expansion as we develop commercial operations around the world.

As a first mover in electric aviation, we are helping to shape the regulatory framework that will define the future of flight. Our path to certification leverages a large body of existing processes, procedures and standards. However, as one of the companies leading this next generation of the aviation industry, many of the rules necessary for electric aircraft and, in particular, eVTOL certification and operations, are still being finalized by the FAA. As these frameworks continue to take shape, the existing rules and regulations may be revised, or we may see additional requirements imposed that would extend our timeline for certification. While this pioneering role brings some added complexity, it also positions us to set the standard for the industry.

Production Certification

We are developing the systems, procedures, and quality assurance processes required to obtain FAA Production Certification, which will authorize us to manufacture our electric aircraft with the FAA-approved type design. We intend to obtain Production Certification for our approximately 188,000 square foot manufacturing facility after we receive Type Certification for the aircraft, and we have built our production facility and developed our processes and systems with the necessary requirements in mind. We build the motors, batteries, charge control, flight control and computers at our manufacturing facility, which will likely support our production rates for the next four years.

Other Certifications

We plan to deliver comprehensive factory training programs for both pilots and maintenance personnel operating the CX300. These programs are designed to support Part 135 operators by preparing their initial cadre of pilots and maintainers, and by providing high-quality training materials that can be integrated into their FAA-approved initial and recurrent training programs.

In May 2022, the FAA indicated that it was revisiting the decision to certify all eVTOLs under Part 23 and would, instead, require certification under the “powered lift” classification. In October 2024, the FAA published a Special Federal Aviation Regulation that includes pilot certification and operational regulations for eVTOL aircraft. For the A250, we intend to establish a Part 142 training center, equipped with a certified Flight Simulation Training Device and in-aircraft instruction. This will enable the delivery of powered-lift Category Ratings, Instrument Ratings, A250 Type Ratings, and Part 135 initial training. In parallel, an enhanced factory training program for A250 maintenance teams will ensure operators are equipped to support sustained, safe operations.

We plan to obtain a Part 145 Repair Station Certificate, which would authorize us to perform maintenance, repair and overhaul services for our electric aircraft engines and subsystems once they are certified and in commercial operation. This capability will enable us to support fleet reliability and long-term service readiness, following delivery to our commercial customers.

Our operations may become subject to additional federal, state and local requirements in the future.

Policy Engagements with Decision Makers & Communities

Our business requires collaboration with decision and policy makers at the local, state and federal level of government.

At the federal level, we have built trusted relationships, drawing support not just from our home states of Vermont and New York, but also from areas where our customers and suppliers are rooted. On the defense side, that has yielded funding for key DoD programs, from operational deployments to work on hybrid systems and autonomy. On the civil side, we have helped shape major aviation policy. Our founder, President and Chief Executive Officer, Kyle Clark, testified before Congress as a witness during the FAA Reauthorization process, offering an industry voice on how to accelerate AAM certification and keep the U.S. ahead in the global aviation race. That effort led to a first-of-its-kind pilot program allowing FAA airport funds to be used for charging infrastructure, directly supporting infrastructure readiness. We also recently became the first electric aircraft manufacturer to host FAA Administrator Rocheleau.

We engage with state and local leaders to prepare for the arrival of Advanced Air Mobility. We have partnered with more than 30 states to share insights, identify infrastructure opportunities, and shape policies designed to ensure they are ready when AAM is certified. In New York, we recently demonstrated our technology at New York Airports in collaboration with the Port Authority of New York and New Jersey. The event drew state leaders, highlighting the growing momentum around AAM and our industry leadership. With a flight test base in Plattsburgh, New York, we have built deep relationships with county and state officials, which has resulted in state funding for growth and workforce development programs. In Utah, after visiting all three leading AAM OEMs, state officials selected BETA as their partner to help bring this new transportation mode to their communities. In North Carolina, our engagement helped catalyze the state to issue its first request for information on electric aircraft. In Michigan, we have secured over $2 million for the deployment of charging infrastructure. Across the country, states are stepping up to lead on AAM, and they are the resource they are coming to as they look to build that vision.

In our home state of Vermont, we are recognized as a leading employer and a key contributor to the state’s future. We have built strong partnerships with state and local officials, regularly advising on public policy issues from infrastructure and housing to workforce development. We regularly host legislative tours to share insights on the innovation economy and what it takes to grow in Vermont.

Regulation – Battery Safety and Testing

Recent breakthroughs in battery technology are playing a pivotal role in the emergence of the AAM sector, which is set to revolutionize aviation with clean, efficient, electric-powered aircraft. Although battery applications in aviation come with specific technical hurdles, continuous progress in engineering, validation, and safety standards is driving the industry toward exceptional reliability. These innovations are shifting the focus from a pre-prescribed containment focused pathway to a standard systems safety approach that allows for typical aerospace techniques used to develop systems to a very high reliability standard, including prevention and layered mitigations, reducing the likelihood of critical failures to near-zero levels. This evolution positions AAM as an equivalent level of safety for air travel, and also a key enabler in the transition to a more sustainable and efficient transportation ecosystem.

Like other components of our aircraft, the batteries used for propulsion must be shown to satisfy regulatory requirements during the Type Certification process. Currently, the industry has limited in-service experience with use of lithium-ion batteries for aircraft propulsion, and existing regulations may not fully address all criteria such batteries will be required to satisfy in a particular application. Therefore, although industry standards exist with respect to some aspects of this technology, the airworthiness criteria applicable to a particular aircraft and means of demonstrating compliance are subject to determination by the FAA on a project-specific basis. We are actively engaged with the FAA over certification of the batteries, and anticipate that we will successfully demonstrate compliance to various operational and safety requirements during the Type Certification process. As the use of batteries for aircraft propulsion represents a cutting-edge use of technology, it is possible that FAA requirements may be revised, thereby potentially extending our timeline for certification.

Further, our batteries are subject to various U.S. and international regulations that govern transport of “dangerous goods,” defined to include lithium-ion batteries, which may present a risk in transportation. We conduct testing to demonstrate our compliance with such regulation.

The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related UN Manual Tests and Criteria. The regulations vary by mode of transportation when these items are shipped such as by ocean vessel, rail, truck or by air. We are actively working with PHMSA to enable air cargo transport of our large lithium batteries and expect approval in the near future.

We have completed the applicable transportation tests for the battery packs we are currently producing, demonstrating our compliance with the UN Manual of Tests and Criteria, including:

•	Altitude simulation – simulating air transport;

•	Thermal cycling – assessing cell and battery seal integrity;

•	Vibration – simulating vibration during transport;

•	Shock – simulating possible impacts during transport;

•	External short circuit – simulating an external short circuit; and

•	Overcharge – evaluating the ability of a rechargeable battery to withstand overcharging.

The cells in our batteries are composed mainly of metal oxides. The cells do not contain any lead, mercury, cadmium or heavy metals. In addition, our batteries include packaging for the lithium-ion cells. This packaging includes trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under federal law. We currently have an agreement with a certified third-party battery recycling company to recycle our battery packs. See also “Risk Factor—Risks Related to Our Business and Industry—Crashes, accidents or incidents of electric and hybrid aircraft, as well as accidents or incidents involving battery solutions, such as lithium-ion batteries, could have a material adverse effect on our business, results of operations, financial condition and prospects.”

Regulation – Charging Infrastructure

Our charging network is currently installed at airports across the country, and our Charge Cube is certified by Underwriters Laboratory. Our Mini Cube charger is compliant with Underwriters Laboratory standards but will require Underwriters Laboratories certification to be used broadly by the end-customer as a plug-in appliance. Furthermore, as noted above under “—Policy Engagements with Decision Makers & Communities,” we must successfully seek and obtain permits with the various municipalities that control the airports at which our charging infrastructure is and will be installed. These permits are required to install and maintain the installed Charge Cubes. FAA involvement will be required to secure ground leases for the land on which our charging equipment will be installed and operated at grant obligated airports. Installation of additional chargers could require obtaining approval from a public regulatory body, such as city council, airport commission or other governmental authority. In addition, our charging equipment may be subject to local taxes and fees and EHS and other laws and regulations.

Regulation – EHS

We are subject to a variety of increasingly stringent foreign, federal, state, and local EHS laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to air and other environmental media, discharges (including storm water) to surface and subsurface waters, safe drinking water, wildlife preservation, operational constraints like noise abatement, including relating to aircraft noise, and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and may be periodically subject to modification, renewal and revocation by issuing authorities. We may also be subject to potential strict, joint and several liability for the investigation and remediation of contamination, including contamination caused by other parties, that may exist at properties we currently own, lease or operate and previously owned, leased or operated and at other properties where we or our predecessors have arranged for the disposal of hazardous substances. We are or may be subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through our third-party relationships) on our operations. Any such existing, future, new or potential laws and regulations could have an adverse impact on our business, results of operations and financial condition. See also “Risk Factors—Risks Related to Laws and Regulations—We could incur significant costs in complying with EHS laws and regulations and could be adversely affected by liabilities or obligations imposed under such laws and regulations.”

Our operations are subject to several federal and state laws and regulations, including the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes, the purpose of which is to protect the health and safety of workers. The Occupational Safety and Health Administration is the principal federal regulator of safety in the workplace. OSHA governs safety requirements in our manufacturing and aircraft maintenance operations. For example, employees may be required to wear certain personal protective equipment when performing manufacturing or maintenance-related tasks. In addition, the OSHA hazard communication standard, the Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. Every employee is trained in the safety policies and procedures that are relevant to their role, and we encourage all employees to participate in company-wide safety initiatives, including participating in our non-punitive safety reporting program to identify hazards and reduce risks.

Competition

We believe that the primary sources of competition for offerings are conventional air transport solutions and manufacturers or other suppliers of other electric aircraft and related products and services, including batteries, motors, components, maintenance, training and charging solutions. We are not a commercial aircraft operator and do not intend to provide passenger or cargo and logistics services.

We believe the primary factors that will drive success in the electric and hybrid electric aviation (including VTOL) market include:

•	the ability to certify the aircraft and commence commercial production in a timely manner;

•	the ability to produce and sustain products that meet the commercial and operational requirements of real-world operators;

•	the ability to manufacture efficiently at scale;

•	the ability to scale adequately to drive down product pricing;

•	the ability to capture first-mover advantage, if any;

•	the ability to develop or otherwise capture the benefits of next generation technologies; and

•	the ability to deliver products and services to a high-level of quality, reliability and safety.

We believe that our aircraft and vertically-integrated approach offer the greatest long-term prospects to certify and produce the best aircraft to serve our customers and, in turn, monetize the full value chain from initial development through commercialization and ongoing operations. Others have differentiated products and approaches, but BETA is positioned to capture opportunity across the entire electric aviation ecosystem.

Seasonality

Seasonality does not have a material impact on our business. Our products and services are sold and delivered throughout the year, and demand patterns remain generally consistent across quarters. While we may experience timing variations in customer orders and deliveries due to factors such as project schedules or individual customer procurement cycles, these fluctuations are not driven by seasonal trends and have not had a material effect on our results of operations.

Intellectual Property

Our success is rooted in part, in our ability to safeguard our core technology and intellectual property. To establish and protect our intellectual property and other proprietary rights, we rely on patents, trademarks, copyrights, and trade secrets. We also enter into license agreements, confidentiality and non-disclosure agreements with third parties, employees and contractors to restrict third party access to and disclosure of our proprietary information. We rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection and have measures in place designed to protect our proprietary information and other technological innovations.

As of August 31, 2025, we have over 447 issued patents worldwide (a majority of which are U.S. filings) and over 176 pending patent applications (of which over 124 are U.S. filings). The patent portfolio is primarily related to the technology supporting our electric aircraft, propulsion, control systems, GSE, Enabling Technologies and various charging systems. We regularly solicit disclosures and hold invention harvesting events in order to file patent applications on the latest solutions for our products.

As of August 31, 2025, we own 8 U.S. trademark registrations, 9 U.S. trademark applications, 11 foreign trademark registrations and 10 foreign trademark applications.

We have procedures in place to monitor for potential infringement, misappropriation or other violation of our intellectual property or proprietary rights, and it is our policy to take appropriate action to defend and enforce our intellectual property, taking into account the strength of our claim, likelihood of success, cost, and overall business priorities. However, the steps we take may not be adequate and could harm our reputation and could adversely affect our competitive position, financial condition or results of operations. See also “Risk Factors—Risks Related to Our Business and Industry—We may be unable to seek, obtain, maintain, protect or enforce our intellectual property rights, or to otherwise defend enforce our intellectual property rights from unauthorized access or use by third parties.”

Information Technology and Cybersecurity

Given the interconnected and collaborative nature of our operations, from initial aircraft design through certification, manufacturing, and aftermarket support, we rely on complex information technology systems and infrastructure to support our operations and business activities. Our business depends on a number of critical systems including (i) enterprise applications for business operations, financial management, supply chain management, production, design, and testing, (ii) network and cloud infrastructure supporting our research and development, testing, and manufacturing facilities, (iii) integrated software systems in our aircraft and GSE, (iv) data platforms that process operational and customer information and (v) cybersecurity measures protecting our data and systems. Additionally, we plan to provide software and data systems to our customers that utilize data connectivity and analysis to monitor aircraft performance, enhance safety, and optimize operations, which will require us to collect, store, and process proprietary data from our customers, aircraft, and GSE.

Sustainability

By developing an energy efficient, fully electric, zero-emissions aircraft, we believe we can help reduce the aviation industry’s environmental impact over time.

We are building a dedicated workforce to achieve this goal while aiming to adhere to best practices in risk assessment, mitigation and corporate governance. To oversee all considerations relating to sustainability, including environmental impact, building a safe and engaged working environment, and establishing strong corporate governance, we will establish the nominating and corporate governance committee of our Board, prior to the completion of this offering, in addition to our management team.

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In addition to developing and producing innovative aircraft that reduce environmental resource use and energy consumption compared to traditional aviation and other modes of transportation, we aim to be stewards of the environment by minimizing the impact of our own operations. Current initiatives include tracking energy consumption and material inputs and outputs of our operations, with impact reduction efforts for greenhouse gas emissions and waste. As our domestic manufacturing footprint grows, we strive to source renewable energy for all primary facilities in a cost-effective manner, to reduce greenhouse gas emissions associated with our manufacturing. Further, as our testing and production operations have scaled, we have continued to recycle our aircraft batteries and are actively evaluating other product life cycle impacts.

We believe that this focus allows us to recognize cost savings through resource efficiency, build positive community relationships and more effectively manage environmental risks and opportunities.

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We believe that providing high quality jobs that are supportive of and welcoming to all can minimize employee turnover, build a resilient workforce and support positive community relationships. We underpin all of these activities with a core focus on health and safety.

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We maintain our commitment to ethical business conduct, integrity and corporate responsibility by integrating strong governance and enterprise risk management oversight across all aspects of our business.

Workforce EHS

Our workforce EHS program is dedicated to assessing and mitigating health risks to team members and communities, including physical safety, air pollution, and hazardous materials.

This team provides oversight, policy and procedure implementation and training for employees. Every employee is trained in the safety policies and procedures that are relevant to their role and we encourage all employees to participate in company-wide safety initiatives, including our non-punitive safety reporting program to identify hazards and reduce risks. Employees are reminded that everyone is part of the safety team, and we conduct regular audits with the goals of ensuring proper safety procedures are being used and that hazard identification and risk assessment information is being collected and acted on in a timely and appropriate manner. EHS initiatives also include proper handling and disposal of materials we use, including hazardous materials.

Employees

Our people are at the heart of everything we do at BETA. The pragmatic, dedicated and hardworking team members at BETA are the bedrock of our success. We refer to each other as team members, not employees, and our website is www.beta.team because we truly operate as one team, united in a singular vision and purpose. We strive to foster an ownership mindset, which is the basis for our decision to make all team members equity holders of the business following the offering. We believe that when people come first, we are able to push our mission further than previously imagined, together.

The skills, experience and ingenuity of our people have enabled us to attract the high-caliber talent we need. We are committed to being the destination of choice in aviation, especially as we lead the shift to electric mobility. That means people are core to our strategy: growing individuals, teams and leaders; attracting top talent from all backgrounds; and creating the kind of environment that engages people and inspires them to stay.

We invest in what matters to our team: a culture of caring the most, flying what we build, and challenging each other respectfully. We have an unwavering commitment to each team member’s (and their family’s) wellbeing and upholding uncompromising integrity. We are all connected by our deep passion for aviation, technology and environmental sustainability, and we all feel inspired and dedicated to our shared mission.

As of June 30, 2025, we had 902 team members: 828 full time, 12 part time, and 62 interns, up from a total of 590 team members at December 31, 2023 – equal parts a reflection of the enduring resonance of our mission and the strength of the relationships that power our team. Of the total, 341 are based at our manufacturing and assembly facility in South Burlington, Vermont. None of our team members are represented by labor unions or covered by collective bargaining agreements, and to date we have not experienced any work stoppages. We are proud of the strong relationships we have built together as a team.

Facilities

We are currently headquartered in South Burlington, Vermont, with additional facilities, offices, development, engineering and testing centers in New York, North Carolina, Ohio, Washington, D.C. and Quebec, Canada, some of which are leased. Our lease terms vary from month-to-month to multi-year commitments of up to 75 years, while our average commitment is approximately 18 years. We are an electric aircraft OEM with a scale production facility. We believe that our existing facilities are adequate for our current requirements. Our material facilities and the use and size of such facilities is summarized below.

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Production Facility, South Burlington, VT – approximately 188,000 square feet of manufacturing space for the assembly of aircraft, battery packs and electric motors and line-adjacent engineering offices, with a lease expiring in 2097.

•	Research & Development, Burlington International Airport, South Burlington, VT – approximately 65,000 square feet of office space, electronic and motor labs, with a lease expiring in 2054.

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Maintenance and Training, Burlington International Airport, South Burlington, VT – approximately 25,000 square feet of hangar space to support flight training and operations, with a lease expiring in 2052.

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Flight Test, Plattsburgh International Airport, Plattsburgh, NY – approximately 87,000 square feet of hangar space including aircraft painting operations, flight test, motor testing and storage, with a lease expiring in 2030.

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Composite and Part Manufacturing, Williston, VT – approximately 61,000 square feet of manufacturing space, including composite, welding, machining and wood shops, additional paint facilities and industrial design labs, with a lease expiring in 2029.

•	Battery Test, St. Albans, VT – approximately 40,000 square feet of space for battery testing appliances and infrastructure, with a lease expiring in 2032.

Legal Proceedings

We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our business, financial condition or results of operations. See Note 7 of our consolidated financial statements for additional information about these legal proceedings.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus. All directors are elected for a term of three years or serve until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. All executive officers hold office until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position

Kyle Clark	45	Chief Executive Officer, President and Director

Herman V. Cueto	51	Chief Financial Officer

Dr. David Churchill	62	Chief Technology Officer and Director

Brian Dunkiel	56	Chief Legal Officer, Vice President and Secretary

Charles Davis	76	Chair and Director

John E. Abele	88	Director

Dean L. Kamen	74	Director

General (RET) James McConville	66	Director

Dr. Martine A. Rothblatt	70	Director

Mike Stone	62	Director

Kyle Clark is our President and Chief Executive Officer and leads all technical and strategic components of the business including design, test and certification strategy, and commercialization of the ALIA aircraft platform. Mr. Clark has served as our Chief Executive Officer since June 2018. Mr. Clark is one of the test pilots of all of BETA’s experimental aircraft. Mr. Clark has founded companies in the areas of electrification, energy storage and collaboration software. He was previously the co-founder of iTherm Technologies and subsequently the Director of Engineering at Dynapower Company (now Sensata Technologies Holding PLC (NYSE: ST)), where he created and managed an engineering team that designed, manufactured, certified, and deployed power systems ranging from 100 kW to 36,000 kW. Mr. Clark holds patents in the areas of production of electrical aircraft and associated batteries or related technologies. Mr. Clark received an A.B. in Materials Sciences and Engineering from Harvard University School. Mr. Clark is also a pilot and certified flight instructor with over 4,000 hours in fixed wing and rotorcraft aircraft including a type rating in the Embraer Phenom 300, and has completed over 200 test flights in electric aircraft. Because of Mr. Clark’s extensive background, experience and passion in engineering and aerospace, we believe he is qualified to serve on our Board.

Herman V. Cueto is our Chief Financial Officer. Mr. Cueto has served as our Chief Financial Officer since April 1, 2025. Mr. Cueto brings over 30 years of global finance leadership across the medical technology and life sciences sectors. Prior to BETA, Mr. Cueto held senior executive roles including Interim CFO at Dentsply Sirona (Nasdaq: XRAY) from December 2024 to March 2025, EVP & CFO at Azenta Life Sciences (Nasdaq: AZTA) from October 2023 to December 2024, and various roles during his tenure at Becton Dickinson (NYSE: BDX) from June 2004 to October 2023, including as Deputy CFO beginning in October 2022. Mr. Cueto has deep expertise in financial strategy, mergers and acquisitions, operational efficiency and stakeholder engagement, and has helped companies navigate complex regulatory, market and restructuring environments while driving profitability, enhancing transparency, and supporting long-term value creation. He holds a Master of Business Administration in Finance from Seton Hall University and a Bachelor of Science in Accounting from Fairleigh Dickinson University and is a Certified Public Accountant licensed in the state of New Jersey.

David Churchill, Ph.D. is our Chief Technology Officer and leads the engineering team. Mr. Churchill has served as our Chief Technology Officer since June 2018. Before joining BETA, he was the VP of Engineering for the Sensing Systems business unit of LORD-Microstrain Corp since 2012. While there he led research and development efforts resulting in innovative new product lines including energy harvesting systems and inertial sensors for aerospace applications. He began his career carrying out R&D for the V-22 Osprey program at Boeing Helicopter Co. (NYSE: BA). He subsequently earned a Ph.D. in composite materials targeted for use in total hip and total knee replacement implants. He joined the faculty at the University of Vermont in the Orthopedics Department where his group carried out key research leading to highly successful knee replacement designs. Mr. Churchill holds a Master of Science and Ph.D. in Biomedical Engineering from the University of Pennsylvania and a Bachelor of Science and Master of Science in Mechanical Engineering from Bucknell University. Mr. Churchill earned his private pilot’s license while at BETA and has over 300 flight hours. Because of Mr. Churchill’s extensive background in engineering, aerospace and technology, we believe he is qualified to serve on our Board.

Brian Dunkiel serves as the Chief Legal Officer, Vice President and Secretary. Mr. Dunkiel has served as our Chief Legal Officer since January 2023. For almost three decades, Mr. Dunkiel has dedicated his legal practice to work with clients pursuing projects, products, services, and missions that are pioneering and often unusually challenging—demanding an innovative and creative approach to meeting their legal needs. Prior to joining the Company, Mr. Dunkiel co-founded the Burlington, Vermont law firm Dunkiel Saunders PLLC in 2001 (renamed SRHLaw in January 2023 after Mr. Dunkiel’s departure). At the firm, he served as a trusted legal advisor to some of Vermont’s leading institutional nonprofits, municipalities, and businesses developing ambitious renewable energy and transmission facilities, other large infrastructure projects, and affordable housing. In addition, for nearly two decades, Mr. Dunkiel served as outside general counsel to Seventh Generation, Inc., working with the business’ founders, four CEOs, and through its acquisition by Unilever in 2016. Mr. Dunkiel holds a Juris Doctor and Master of Studies in Law from Vermont Law School and a Bachelor of Science in Public Policy Analysis from Cornell University. Mr. Dunkiel is currently a student pilot.

Charles “Chuck” Davis serves as the Chair of our Board and has served as such since February 2021. Mr. Davis is a founder, the Chairman, and Co-Chief Executive Officer of Stone Point Capital, a financial services focused investment firm with over $65 billion in assets under management. Before joining Stone Point in 1998 he spent 23 years at Goldman Sachs & Co. LLC (NYSE: GS), where, among other positions, Mr. Davis served as head of Investment Banking Services worldwide, a member of the International Executive Committee, and a General Partner. Mr. Davis was an Independent Director of The Hershey Company (NYSE: HSY) between 2007 and 2021, where he was Chairman for his final three years of service. He has been an Independent Director of Progressive Corp. (NYSE: PGR) since October 1996, he served as a Director of Merchants Bancshares, Inc. (Nasdaq: MBVT) from 1985 to 2008, and he was a director at Marsh & McLennan Companies, Inc. (NYSE: MMC) from 2000 to 2004. He has also served as a director of AXIS Capital (NYSE: AXS) since 2001. Mr. Davis holds a Master of Business Administration from the Columbia Business School and a Bachelor of Arts in Physical Education from the University of Vermont. Because of Mr. Davis’s distinguished career advising companies and his extensive knowledge of corporate finance, we believe he is qualified to serve on our Board.

John E. Abele serves as a director for BETA. Mr. Abele has served as a director on the Board since June 2023. He is the co-founder of Boston Scientific (NYSE: BSX), a global leader in medical devices, where he served as an officer and director from June 1979 to May 2011. During his time at Boston Scientific, Mr. Abele pioneered the development of medical devices that would allow for less invasive surgery, with a goal to benefit public health by providing more accessible, lower-cost and lower-trauma medical treatment options. Mr. Abele holds numerous patents and has published and lectured extensively on the technology of various medical devices and on the technical, social, economic and political trends and issues affecting healthcare. He is widely regarded as a pioneer in the field of minimally invasive medicine which has profoundly improved patient outcomes worldwide. His Wisconsin-based Argosy Foundation supports creative and entrepreneurial approaches that empower and inspire people to make a positive impact on their communities. Mr. Abele holds a Bachelor of Arts in Physics and a Bachelor of Arts in Philosophy from Amherst College. Because of Mr. Abele’s extensive experience, spanning over four decades, leading scientific, technological and business advancement, we believe he is qualified to serve on our Board.

Dr. Dean L. Kamen, Ph.D., serves as a director at BETA. Dr. Kamen has served as a director on the Board since February 2021. Dr. Kamen is an inventor, an entrepreneur, and an advocate for science and technology. As an inventor, he holds more than 1000 U.S. and foreign patents, many of them for innovative medical devices that have expanded the frontiers of health care worldwide, including founding Segway in 1999. In addition, Dr. Kamen founded DEKA Research & Development Corporation (“DEKA”) in 1982 and has acted as President since its inception to develop breakthrough inventions as well as to provide research and development for major corporate clients. In addition to DEKA, Dr. Kamen founded FIRST (For Inspiration and Recognition of Science and Technology), an organization dedicated to motivating the next generation to understand, use and enjoy science and technology. Dr. Kamen received the Heinz Award in Technology, Economy, and Employment in 1998, the National Medal of Technology in 2000, the Lemelson-MIT Prize in 2002, and was inducted into the National Inventors Hall of Fame in 2005. He is a helicopter and fixed wing pilot. Dr. Kamen holds a Honorary Doctorate of Engineering from Worcester Polytechnic Institute. Because of Dr. Kamen’s strives and extensive experience in technology and business, we believe he is qualified to serve on our Board.

General (RET) James McConville serves as a director of BETA. General McConville has served as a director on the Board since October 2024. He has been the Operating Partner for AE Industrial Partners, a National Security and Aerospace Private Equity firm since September 2023. General McConville was the 40th Chief of Staff of the United States Army from May 1981 to August 2023. General McConville led combat organizations from the platoon to the division level and was the longest serving commander of 101st Airborne Division. His leadership and modernization initiatives led the Army through significant transformational efforts and included the adoption of a new information age-focused talent management platform, as well as new weapon systems. He is a Senior Fellow at the Belfer Center at Harvard University and a member of the Georgia Tech Research Institute External Advisory Council. General McConville also serves as a member of the board of directors of All.Space since October 2025, and served as a member of the board of directors of Edge Autonomy (now Redwire Corporation (NYSE: RDW)) from October 2023 to June 2025 and REDLattice from October 2023 to January 2025. General McConville holds a Bachelor of Science degree from the United States Military Academy at West Point, New York, a Master of Science degree in Aerospace Engineering from Georgia Tech and was a 2002 National Security Fellow at Harvard University. He is a 2024 Distinguished Graduate of the United States Military Academy and a 2024 member of the Army Aviation Hall of Fame and qualified in the AH-64D Apache, OH-58D, AH-6, AH-1 and others. Because of General McConville’s extensive background and experience in the aerospace and defense industry, we believe he is qualified to serve on our Board.

Martine A. Rothblatt, Ph.D., J.D., M.B.A., serves as a director of BETA. She has served as a director of BETA since February 2021. Dr. Rothblatt founded United Therapeutics (Nasdaq: UTHR) in 1996 and has served as Chairperson and Chief Executive Officer since its inception. Previously, she created the Sirius satellite radio company (Nasdaq: SIRI). She is a co-inventor on ten U.S. patents, with additional patents pending. Her pioneering book, Your Life or Mine: How Geoethics Can Resolve the Conflict Between Private and Public Interests in Xenotransplantation, anticipated the need both for global virus bio-surveillance and a greatly expanded supply of transplantable organs. Dr. Rothblatt has also analyzed the socio-ethical issues of human-like cyber competencies, as are emerging from large language models, in her 2014 book Virtually Human. She holds a Bachelor of Arts in Communication Studies from the University of California, Los Angeles, a Juris Doctor and Master of Business Administration from the University of California, Los Angeles and a Doctor of Philosophy in Medical Ethics from the University of London. She is a helicopter and fixed-wing pilot. Because of Dr. Rothblatt’s extensive experience in technology, aviation, business and law, we believe she is qualified to serve on our Board.

Mike Stone serves as a director of BETA. Mr. Stone has served as a director on our Board since April 2022. Mr. Stone is the Founder of FS Investors. Mr. Stone is a Senior Advisor to TPG (Nasdaq: TPG). Mr. Stone joined TPG in 2009 and served in various roles over the years, most recently as Chief Investment Officer of The Rise Funds and The Rise Climate Funds. He was also Co-Managing Partner of TPG Growth. Mike is a retired Senior Partner and past President of J.H. Whitney & Co, where he was employed from 1989 to 2009. He holds a Bachelor of Arts in Economics from Duke University and Master of

Business Administration from Harvard Business School. He is a Trustee to Duke University and serves on the Board of Rady Children’s Hospital in San Diego, and the Board of Overseers for the Hoover Institution. He chairs the boards of Wilderness Holdings, a safari camp owner/operator, Anew Climate, Mendocino Farms, and Hybar Steel. Because of Mr. Stone’s experience in finance and private equity, we believe he is qualified to serve on our Board.

Board of Directors

The number of members of our Board will be determined from time to time by resolution of the Board. We expect our Board will be comprised of ten persons upon consummation of this offering.

Additionally, upon consummation of this offering, our Board will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2026, 2027 and 2028, respectively. John E. Abele, Dean L. Kamen, General (RET) James McConville and     will be assigned to Class I; David Churchill, Mike Stone and     will be assigned to Class II; and Kyle Clark, Charles Davis, Dr. Martine A. Rothblatt and     will be assigned to Class III. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, and his or her earlier death, resignation, retirement, disqualification or removal.

This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of the Board. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board. Our directors are removable only for “cause.” See the section titled “Description of Capital Stock–Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Delaware Law” for a discussion of other anti-takeover provisions that are included in our Amended and Restated Certificate of Incorporation that becomes effective immediately prior to the completion of this offering.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the Board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the Board to fulfill their duties.

In connection with this offering, our Board has undertaken a review of the independence of each director. As a result of this review, our Board has determined that, with the exception of management directors, all other members of the Board are independent under NYSE listing standards.

Controlled Company Exception

After the completion of this offering, the Class B Common Stockholder will continue to beneficially own a majority of the voting power of our capital stock through his ownership of all of our outstanding shares of Class B common stock, which are entitled to 40 votes per share. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards, and therefore we are permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the NYSE, including that: (1) a majority of our Board consist of independent directors, (2) our Board have a compensation committee that is comprised entirely of independent directors, (3) our Board have a nominating and corporate governance committee that is comprised entirely of independent directors and (4) our Board conduct an annual performance evaluation of the compensation committee and nominating and corporate governance committee. We currently do not plan to establish a compensation committee or nominating and corporate governance committee composed entirely of independent directors as permitted by these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. See “Risk Factors—Upon the listing of the Class A common stock on the NYSE, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.” In the event that we cease to be a “controlled company” and shares of our Class A common stock continue to be listed on NYSE, we will be required to comply with these provisions within the applicable transition periods.

Committees of the Board of Directors

Our Board intends to establish an audit committee, a nominating and corporate governance committee and a compensation committee prior to the completion of this offering, and we may have such other committees as the Board shall determine from time to time. We anticipate that each of the standing committees of the Board will have the composition and responsibilities described below.

Audit Committee

We will establish an audit committee prior to the completion of this offering. We anticipate that following completion of this offering, our audit committee will consist of Charles Davis, General (RET) James McConville and Mike Stone, each of whom will be independent under SEC rules and NYSE listing standards. As required by the SEC rules and NYSE listing standards, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that at least one of our independent directors will satisfy the definition of “audit committee financial expert.”

This committee will oversee, review, act on and report on various auditing and accounting matters to our Board, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee prior to the completion of this offering. We anticipate that the nominating and corporate governance committee will consist of John E. Abele, Kyle Clark and Charles Davis. This committee will identify, evaluate and recommend qualified nominees to serve on our Board; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Compensation Committee

We will establish a compensation committee prior to the completion of this offering. We anticipate that the compensation committee will consist of Charles Davis, Dean L. Kamen and Dr. Martine A. Rothblatt. This committee will also establish salaries, incentives and other forms of compensation for officers and other employees and will administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the Board or compensation committee of a company that has an executive officer that serves on our Board or compensation committee. No member of our Board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Executive Sessions of Our Board of Directors

Our independent directors are provided the opportunity to meet in executive session at each regularly scheduled meeting of our Board.

Risk Oversight

The Board is actively involved in oversight of risks that could affect us. This oversight function is conducted primarily through committees of our Board, but the full Board retains responsibility for general oversight of risks. The audit committee is charged with oversight of our system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. Our Board will continue to satisfy its oversight responsibility through full reports from the audit committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our Board will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and NYSE corporate governance standards. Any waiver of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws and NYSE corporate governance standards.

Corporate Governance Guidelines

Prior to the completion of this offering, our Board will adopt corporate governance guidelines in accordance with NYSE corporate governance standards.

EXECUTIVE COMPENSATION

We are an “emerging growth company,” as defined in the JOBS Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated officers at the end of fiscal year 2024. Accordingly, our “Named Executive Officers” or “NEOs” are:

Name	Principal Position
Kyle Clark	Chief Executive Officer, President and Director
Sean Donovan	Chief Operating Officer(1)
Brian Dunkiel	Chief Legal Officer, Vice President and Secretary

(1)	Mr. Donovan was promoted to the role of Chief Operating Officer effective as of September 9, 2024.

Our compensation objectives have been to recruit and retain a talented team of employees to grow and develop our business, and to reward those employees for accomplishments related to our growth and development. Historically, our compensation committee determined the compensation for (i) our Chief Executive Officer based on such factors as it deemed relevant under the circumstances and (ii) the rest of our management team based on the recommendations of our Chief Executive Officer. In setting compensation, our Chief Executive Officer and our compensation committee did not seek to allocate long-term and current compensation, or cash and noncash compensation, in any particular percentage. Instead, they reviewed each element of compensation independently and determined the appropriate amount for each element, as discussed below. We believe that our historical compensation-setting processes have been effective for a privately held company, but we expect our compensation committee to reevaluate our compensation-setting processes following this offering.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for the fiscal year ending December 31, 2024.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Total ($)
Kyle Clark Chief Executive Officer & President	2024	530,000	530,000	—	1,060,000
Sean Donovan Chief Operating Officer	2024	282,711	100,000	161,000	543,711
Brian Dunkiel Chief Legal Officer, Vice President and Secretary	2024	400,000	10,000	—	410,000

(1)	The amounts in this column represent a discretionary cash incentive bonus awarded to each of our NEOs in respect of fiscal year 2024.
(2)

The amount reported reflects the grant date fair value of stock options granted in 2024 calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 9—“Stock Based Compensation” in the Notes to our historical audited consolidated financial statements included elsewhere in this prospectus. The amount reported in this column reflects the aggregate accounting cost for this award, and does not necessarily correspond to the actual economic value that may be received by Mr. Donovan from the stock options.

Narrative Disclosure to Summary Compensation Table

Offer Letters

Each of Mr. Donovan and Mr. Dunkiel are party to an offer letter with the Company entered into October 24, 2018 and December 31, 2022, respectively. The offer letters provide for an initial base salary, eligibility to participate in the Company’s employee benefits and an initial grant of stock options under the Beta Technologies, Inc. First Amended and Restated 2018 Equity Incentive Plan (the “Option Plan”).

Base Salaries and Bonuses

Each of our NEOs receives a base salary. Base salary is a key, fixed element of each NEO’s compensation and is intended to recognize the NEO’s experience, skills, knowledge and responsibilities. Each NEO’s base salary for the fiscal year 2024 is set forth in the table below.

Name	Annual Base Salary ($)
Kyle Clark	530,000
Sean Donovan	350,000	(1)
Brian Dunkiel	400,000

(1)	Mr. Donovan’s base salary was increased from $255,000 effective as of September 9, 2024 in connection with his promotion to the role of Chief Operating Officer.

In addition, for fiscal year 2024, each of our NEOs was eligible to receive a discretionary cash bonus in such amount, if any, as determined in the sole discretion of (i) the compensation committee (with respect to any bonus paid to Mr. Clark) and (ii) Mr. Clark (with respect to any bonus paid to Mr. Donovan or Mr. Dunkiel). Actual bonus amounts received by our NEOs in respect of fiscal year 2024 are reported in the Summary Compensation Table.

Stock Option Awards

Each of our NEOs have been granted stock options under the Option Plan. The stock options granted to our NEOs vest as described under the heading entitled “Outstanding Equity Awards at Fiscal Year End Table.”

Other Benefits

We currently maintain a tax-qualified retirement savings plan intended to provide benefits under Section 401(k) of the Code. Each of the NEOs is eligible to participate in our 401(k) plan.

We do not maintain a defined benefit pension plan or nonqualified deferred compensation plan.

Outstanding Equity Awards at Fiscal Year End Table

The following table shows, for each of the NEOs, all stock options that were outstanding as of December 31, 2024.

Name	Grant Date	Vesting Commencement Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)(4)	Option expiration date(4)
Kyle Clark	12/1/2023	12/15/2023	2,264	9,056	(1)	$110.00	12/1/2028
	12/1/2023	12/15/2023	11,368	102,312	(2)	$110.00	12/1/2033
Sean Donovan	3/4/2019	3/4/2019	24,500	0		$6.00	3/3/2029
	7/16/2021	1/15/2021	2,000	0		$27.72	7/15/2031
	8/27/2024	12/1/2023	1,667	3,333	(3)	$53.97	8/26/2034
Brian Dunkiel	3/27/2023	1/27/2023	18,767	26,042	(4)	$37.15	3/26/2033
	12/1/2023	12/15/2023	8,333	16,667	(5)	$44.16	11/30/2033

(1)

Mr. Clark was granted 11,320 stock options on December 1, 2023, which stock options vest as to (i) 20% on each of the first four anniversaries of the vesting commencement date and (ii) the final 20% on June 15, 2028.

(2)

Mr. Clark was granted 113,680 stock options on December 1, 2023, which stock options vest as to (i) 10% on the first anniversary of the vesting commencement date, (ii) 20% on the second anniversary of the vesting commencement date; (iii) 30% on the third anniversary of the vesting commencement date and (iv) 40% on the fourth anniversary of the vesting commencement date.

(3)

Mr. Donovan was granted 5,000 stock options on August 27, 2024, which stock options vest in 36 monthly installments beginning on the vesting commencement date such that the grant will be fully vested on December 1, 2026.

(4)

Mr. Dunkiel was granted 50,000 stock options on March 27, 2023, which stock options vest over a four-year period, with 1/8th of the total number of stock options granted vesting on the six-month anniversary of the vesting commencement date and the remainder vesting on each monthly anniversary thereafter such that the grant will be fully vested on January 27, 2027. Mr. Dunkiel exercised his vested stock options as follows: 2,691 stock options on September 23, 2023 and 2,500 stock options on February 28, 2024.

(5)

Mr. Dunkiel was granted 25,000 stock options on December 1, 2023, which stock options vest in 36 monthly installments beginning on the vesting commencement date such that the grant will be fully vested on December 15, 2026.

Potential	Payments Upon Termination or Change in Control

None of our NEOs are party to any arrangements which provide for any potential payments or benefits upon a termination of employment or change in control. The consummation of this offering will not constitute a change in control for purposes of the stock options.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board during the fiscal year ending December 31, 2024. Other than as set forth in the table, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the Board in fiscal year ending December 31, 2024. Mr. Clark receives no additional compensation for service as a director and, consequently, is not included in this table. The compensation received by Mr. Clark as an employee of the Company is presented in the Summary Compensation Table. Dr. Rothblatt has waived for 2025, and going forward expects to waive, any right to compensation as a non-employee member of our Board.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
John Abele	—	—	—
Francesco Capretti	—	—	—
David Churchill(2)	—	—	—
Charles Davis	—	—	—
Dean Kamen	—	—	—
General (RET) James Charles McConville	—	—	—
Martine Rothblatt	—	—	—
Mike Stone	—	—	—
William Roper(3)	$31,250	—	$31,250

(1)

As of December 31, 2024, (i) Mr. Abele held 4,755 outstanding stock options; (ii) Mr. Churchill held 125,000 outstanding stock options; (iii) Mr. Davis held 17,500 outstanding stock options; (iv) Mr. Kamen held 17,500 outstanding stock options and (v) Mr. Roper held 17,500 outstanding stock options.

(2)	This table does not include amounts paid to Mr. Churchill in his capacity as the Company’s Chief Technology Officer.
(3)	The amount reported for Mr. Roper represents the cash retainer paid in respect of his service for the first quarter of 2024.

Actions Taken in Connection with this Offering

Employment Agreements

In connection with this offering, we expect to enter into an employment agreement with each of our NEOs, each of which will provide for standard terms including provision of base salary, opportunity to earn a cash bonus, eligibility to participate in the Company’s health and welfare benefits, and severance protections in the event of certain qualifying terminations.

2025 Omnibus Incentive Plan

In order to incentivize our employees and other service providers following the completion of this offering, we anticipate that our Board will adopt the 2025 Omnibus Incentive Plan (the “2025 Plan”) for eligible employees, consultants, and directors prior to the completion of this offering. Our NEOs will be eligible to participate in the 2025 Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the 2025 Plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our NEOs, with those of our shareholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2025 Plan, a number of shares of common stock equal to    % of the number of shares of common stock

outstanding at the closing of this offering (on a fully diluted basis) (the “Share Reserve”) will be reserved for issuance pursuant to awards under the 2025 Plan. The total number of shares reserved for issuance under the 2025 Plan will be increased annually on January 1 of each calendar year beginning in 2026 and ending and including January 1, 2035, by the lesser of (i)    % of the aggregate number of shares of common stock, outstanding on December 31 of the immediately preceding calendar year and (ii) the number of shares of common stock as is determined by our board of directors. Shares of common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2025 Plan.

Administration

The 2025 Plan will be administered by a committee of our board of directors (the “Committee”), except to the extent our board of directors does not duly authorize such Committee to administer the 2025 Plan and in which case our board of directors will serve as the administrator. The Committee has broad discretion to administer the 2025 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2025 Plan. To the extent the 2025 Plan administrator is not the Committee, our board of directors will retain the authority to take all actions permitted by the administrator under the 2025 Plan. Additionally, our board of directors retains the right to exercise the authority of the Committee to the extent consistent with applicable law.

Eligibility

Our employees, consultants and non-employee directors, and employees and consultants of our affiliates, will be eligible to receive awards under the 2025 Plan.

Non-Employee Director Compensation Limits

Under the 2025 Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value, taken together with any cash fees paid to such non-employee director, in excess of $750,000 (except that for any year in which a non-employee director (i) first commences service on our board of directors, (ii) serves on a special committee of our board of directors or (iii) serves as lead director or non-executive chair of our board of directors, such limit will be increased to $1,000,000). Such limits will not be applied to awards or other compensation, if any, provided to a non-employee director during any period in which such individual was an employee of the Company or any Affiliate or was otherwise providing services to the Company or to any Affiliate other than in the capacity as a non-employee director.

Types of Awards

Stock Options. We may grant stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A stock appreciation right (“SAR”) is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. SARs may be granted in connection with, or independent of, other awards. The Committee has the discretion to determine other terms and conditions of a SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a stockholder, including the right to vote the shares of common stock subject to the restricted stock award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. In the discretion of the Committee or as set forth in the applicable award agreement, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. Restricted stock units may be subject to the restrictions, including on transferability and forfeitability, imposed by the Committee. If the Committee so provides, a grant of restricted stock units may provide a participant with the right to receive dividend equivalents.

Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards (which include performance stock units) may be granted alone or in addition to other awards under the 2025 Plan, and may be paid in cash, shares of common stock, other property or any combination thereof, in the sole discretion of the Committee.

Stock Awards. A stock award is a transfer of unrestricted shares of common stock on terms and conditions, if any, determined by the Committee.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than stock options, SARs, restricted stock or stock awards).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock. Cash Awards. Cash awards may be granted on terms and conditions, including vesting conditions, and for consideration, including no consideration or minimum consideration as required by applicable law, as the Committee determines in its sole discretion.

Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, awards may be granted in substitution for any other award granted before the merger or consolidation by such entity or its affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the 2025 Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Committee determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2025 Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law related to such actions.

Plan Amendment and Termination

Our board of directors or the Committee may amend or terminate any award, award agreement or the 2025 Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law. Stockholder approval will be required to make amendments that (i) increase the aggregate number of shares that may be issued under the 2025 Plan or (ii) change the classification of individuals eligible to receive awards under the 2025 Plan. The 2025 Plan will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

IPO Grants

In connection with this offering, we expect to grant time-vesting restricted stock units under the 2025 Plan to certain employees (collectively, the “IPO Grants”), assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, with the actual number of restricted stock units and stock options to be determined at the pricing of this offering. None of our NEOs are expected to receive an IPO Grant.

Employee Stock Purchase Plan

In order to incentivize employees of the Company, its designated affiliates and subsidiaries (the “Designated Subsidiaries”), we anticipate that our board of directors will adopt, and our shareholders will approve, the BETA Technologies, Inc. 2025 Employee Stock Purchase Plan (the “ESPP”), the material terms of which are summarized below, prior to the completion of this offering. The ESPP is comprised of two distinct components in order to provide increased flexibility to grant rights to purchase shares under the ESPP that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and rights to purchase shares that are not intended to be tax-qualified under Section 423 of the Code. Although not yet adopted, we expect that the ESPP will have the features described below.

Shares Available for Awards; Administration

A total number of shares of common stock equal to    % of the number of shares of common stock outstanding at the closing of this offering (on a fully diluted basis) will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be increased annually on January 1 of each calendar year beginning in 2026 and ending and including January 1, 2035, by an amount equal to the lesser of (i)    % of the shares outstanding on December 31 of the immediately preceding calendar year or (ii) such smaller number of shares as determined by our board of directors. Our compensation committee or other individuals to which authority has been delegated under the ESPP will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. The entity that conducts the general administration of this ESPP (which is our compensation committee unless the board of directors assumes the authority for administration) is referred to herein as the “plan administrator.”

Eligibility

We expect that all of our employees and employees of any Designated Subsidiary will be eligible to participate in the ESPP, with certain exclusions as determined by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power of all classes of our stock.

Grant of Rights

Under the ESPP, participants will be offered the right to purchase shares of our common stock at a discount during one or more offering periods, which may be successive or overlapping and will be selected by the plan administrator in its sole discretion with respect to which rights will be granted to participants. The plan administrator will designate the terms and conditions of each offering in writing, including the offering period, and may change the duration and timing of offering periods in its discretion. However, in no event may an offering period be longer than 27 months in length.

Unless otherwise set forth in the ESPP or in an offering document, a participant may participate in the ESPP only by means of payroll deductions of up to a specified percentage of their eligible compensation. In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any purchase period or offering period (which, in the absence of a contrary designation by the administrator, will be    shares). In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted the right to purchase shares of our common stock. The right will expire at the end of the applicable offering period and will be exercised on each applicable purchase date during an offering period to the extent of the payroll deductions accumulated during the applicable purchase period. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Purchase Price

The purchase price will be designated by the plan administrator, but, with respect to the Section 423 Component, will not be less than 85% of the fair market value of a share of our common stock on the applicable enrollment date or the applicable exercise date, whichever is lower.

Certain Transactions

In the event of certain transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring transactions or events, the plan administrator may provide for (i) either the termination of outstanding rights in exchange for cash or the replacement of outstanding rights with other rights or property, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation, or a parent or subsidiary thereof, (iii)

the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods, or (v) the termination of all outstanding rights.

ESPP Amendment and Termination

The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval will be required for any amendment that (i) increases the aggregate number or changes the type of shares subject to the ESPP or (ii) changes the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury Regulation § 1.423-2(c)(4). In the event that the plan administrator determines that the ongoing operation of the ESPP may result in unfavorable financial accounting consequences, the administrator may modify or amend the ESPP to reduce or eliminate those consequences. Upon termination of the ESPP, the balance in each participant’s plan account will be refunded as soon as practicable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions since January 1, 2022 to which we were a party or will be a party, in which (i) the amounts involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. Other than as described below, there have not been, or are there currently proposed, any such transactions other than compensation arrangements, which are described under “Executive Compensation.”

Sales of Series B Preferred Stock

On April 4, 2022, we completed our sale and issuance of an aggregate of approximately 3,634,292 shares of our Series B Preferred Stock for an aggregate approximate value of $374.9 million (our “Series B Financing”), 1,453,911 shares of which were sold to TPG Rise Belfry, L.P. (“TPG”). As a result of TPG’s participation in our Series B Financing, TPG received the right to designate one member to our Board and designated Mike Stone, who now serves as one of our directors. In addition to TPG’s participation in our Series B Financing, certain of our directors or their associated companies purchased an aggregate of approximately 638,050 shares of Series B Preferred Stock for a total approximate value of $65.8 million. In particular, the following directors or entities controlled by them made the following purchases: (i) Ellipse Holdings LLC, an entity affiliated with Charles Davis, one of our directors, purchased approximately 250,341 Series B Preferred Stock for an aggregate approximate purchase price of $25.8 million and (ii) Spritsail 4 LLC and North Point Partner LLC—each managed by entities owned by John E. Abele, one of our directors, and/or officers of his entities—purchased approximately 111,990 and 275,719 Series B Preferred Stock, respectively, for an aggregate approximate purchase price of $11.6 million and $28.4 million, respectively.

Aircraft Purchase

On January 1, 2023, pursuant to a Purchase Agreement, entered into by and between Dean Kamen and one of our subsidiaries, N116DK, LLC, we purchased an aircraft from Dean Kamen, who serves as one of our directors, in the amount of $7.250 million.

ARMI Agreements

On January 24, 2023, we entered into an agreement (“2023 Agreement”) with Advanced Regenerative Manufacturing Institute, Inc. (“ARMI”). ARMI is a nonprofit organization whose mission is to advance the bioeconomy of the United States. ARMI has an Other Transaction Authority Agreement (“OTAA”) with the Department of Health and Human Services (“DHHS”) to support projects that enhance public health preparedness. The Executive Director of ARMI, Dean Kamen, is one of our directors.

In connection with the 2023 Agreement, we constructed and delivered one FOB. The FOB is a mobile control center and charge pad that can be transported and deployed quickly in remote or hard-to-access areas. Additionally, the 2023 Agreement provides that we will install 11 electric charging stations at various airports of ARMI’s choosing across the southeast United States. ARMI will not take ownership of the charging stations and will not be granted any additional rights or preferences associated with the charging stations. ARMI will reimburse us for all costs related to the installation of the charging stations and FOB, up to a total amount of $9.950 million, which includes a portion of reimbursement for general and administrative costs. The charging station grants are recorded as a reduction to the asset carrying value within property and equipment on the balance sheet, and as a reduction to the general and administrative expenses incurred on the consolidated statements of operations and comprehensive loss. The grant receivable is recorded as the project costs are incurred on the charging stations. The Company recorded $2.828 million and $3.224 million as a reduction to construction in progress and $1.119 million and $1.441 million as a reduction to general and administrative expenses during the years ended December 31, 2024 and 2023, respectively.

On May 7, 2024 we entered into a second agreement with ARMI (“2024 Agreement”). In connection with the 2024 Agreement, we contracted to perform support services related to the FOB, perform a trade study, and install an additional 11 electric charging stations at various airports at ARMI’s determination. Pursuant to the 2024 Agreement, ARMI will provide us up to $9.875 million of funding, which includes a portion of reimbursement for general and administrative costs. We recorded $5.417 million as a reduction to property and equipment and $1.780 million as a reduction to general and administrative expenses during the year ended December 31, 2024.

Lease Transactions

On March 20, 2024, we entered into that certain Lease Agreement, by and among us, Kyle Clark, who serves as our Chief Executive Officer and President and one of our directors and his spouse, Katie Clark (the “Lease Agreement”), pursuant to which we lease a residential property in Underhill, Vermont (the “Property”). The Property is then subleased from time to time as temporary housing to certain of our employees. The payments under the Lease Agreement are estimated to cover the Property’s mortgage payment, mortgage insurance payment and property taxes. The aggregate expenses total $133,000 for the year ended December 31, 2024.

The Company enters into certain transactions with members of management for the lease of aircraft and property for use within the business.

Sales of Series C Preferred Stock

On October 24, 2024, we completed our initial sale and issuance of an aggregate of approximately 2,781,842 shares of our Series C Preferred Stock for an aggregate approximate value of $318.4 million (together with our subsequent sales and issuances of Series C Preferred Stock, our “Series C Financing”), 873,591 shares of which were sold to QIA Industrials Holding LLC (“QIA”). As a result of QIA’s participation in our Series C Financing, QIA received the right to designate one member to our Board and designated Francesco Capretti, who previously served as one of our directors. Given QIA’s right to designate a director to our Board terminates automatically upon the consummation of this offering, Francesco Capretti transitioned off of our Board in connection with this offering. In addition to QIA’s participation in our Series C Financing, certain of our directors or their associated companies purchased an aggregate of approximately 1,040,870 shares of Series C Preferred Stock for a total approximate value of $119.1 million. In particular, the following directors or entities controlled by them made the following purchases: (i) United Therapeutics, an entity affiliated with Martine Rothblatt, one of our directors, purchased approximately 262,077 Series C Preferred Stock for an aggregate approximate purchase price of $30.0 million, (ii) Ellipse Holdings LLC, an entity affiliated with Charles Davis, one of our directors, purchased approximately 167,282 Series C Preferred Stock for an aggregate approximate purchase price of $19.1 million, (iii) TPG, an entity affiliated with Mike Stone, one of our directors, purchased approximately 305,756 Series C Preferred Stock for an aggregate approximate purchase price of $35.0 million, and (iv) Harmony Partner Group LLC, Spritsail 4A LLC, Spritsail 9 LLC, and North Point Partner LLC—each managed by entities owned by John E. Abele, one of our directors, and/or officers of his entities—purchased approximately 108,719, 36,130, 52,187, and 108,719 shares of Series C Preferred Stock, respectively, for aggregate approximate purchase prices of $12.4 million, $4.1 million, $6.0 million, and $12.4 million, respectively.

On April 17, 2025, we completed an additional sale and issuance of approximately 1,310 shares of Series C Preferred Stock to Leslie J. Halperin Trust Exempt Fund dated November 1, 2007, an entity affiliated with a family member of one of our officers, Brian Dunkiel, for an aggregate purchase price of approximately $0.15 million.

On August 11, 2025, we increased the Series C Preferred Stock available for sale in our Series C Financing and completed an additional sale and issuance of 403,174 shares of our Series C Preferred Stock for an aggregate approximate value of $46.1 million. In connection with such closing, certain of our directors or their associated companies purchased an aggregate of approximately 399,227 shares of our Series C Preferred Stock for a total approximate value of $45.7 million. In particular, the following directors or entities controlled by them made the following purchases: (i) Ellipse Holdings LLC, an entity affiliated with Charles Davis, one of our directors, purchased approximately 192,190 shares of Series C Preferred Stock for an aggregate approximate purchase price of $22.0 million, (ii) Ptolemy Capital, LLC, and The Michael and Karen Stone Family Foundation, Inc., each managed by entities affiliated with Mike Stone, one of our directors, purchased approximately 17,471 and 4,367 shares of Series C Preferred Stock, respectively, for aggregate approximate purchase prices of $2.0 million and $0.5 million, respectively, and (iii) Harmony Partner Group LLC, Staysail 16A LLC, Spritsail 2A LLC, and Spritsail 10A LLC—each managed by entities affiliated with John E. Abele, one of our directors, and/or officers of his entities—purchased approximately 131,038, 13,103, 12,230, and 28,828 shares of Series C Preferred Stock, respectively, for aggregate approximate purchase prices of $15.0 million, $1.5 million, $1.4 million, and $3.3 million, respectively.

On August 14, 2025, we completed an additional sale and issuance of 783,807 shares of our Series C Preferred Stock for an aggregate approximate value of $89.7 million. In connection with such closing, certain of our directors, their associated companies, and certain members of management purchased an aggregate of approximately 572,805 shares of our Series C Preferred Stock for a total approximate value of $65.6 million. In particular, the following directors, entities controlled by them, or certain members of management made the following purchases: (i) United Therapeutics, an entity affiliated with Martine Rothblatt, one of our directors, purchased approximately 262,077 shares of Series C Preferred Stock for an aggregate approximate purchase price of $30.0 million, (ii) TPG, an entity affiliated with Mike Stone, one of our directors, purchased approximately 177,507 shares of Series C Preferred Stock for an aggregate approximate purchase price of $20.3 million, (iii) QIA Industrials Holding LLC, an entity affiliated with Francesco Capretti, one of our former directors, purchased approximately 131,038 shares of Series C Preferred Stock for an aggregate approximate purchase price of $15.0 million, and (iv) Herman Cueto, one of our officers, purchased approximately 2,183 shares of Series C Preferred Stock for an aggregate approximate purchase price of $0.2 million.

Second Amended and Restated Stockholders’ Agreement

In connection with the October 2024 closing of our Series C Financing, we also entered into that certain Second Amendment to Second Amended and Restated Stockholders’ Agreement, dated October 24, 2024, with certain of our stockholders, including (i) Kyle Clark, who serves as our Chief Executive Officer and President and one of our directors and (ii) Dr. David Churchill, who serves as our Chief Technology Officer and one of our directors. The Second Amended and Restated Stockholders’ Agreement contains certain lock-up restrictions, whereby, certain stockholders will not without the prior written consent of the managing underwriter, during the period ending 180 days after the date of this prospectus: (x) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock held immediately before the effective date of the registration statement for this offering or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, subject to certain exceptions. The Second Amended and Restated Stockholders’ Agreement will be terminated in connection with the consummation of this offering.

Sale-Leaseback Transaction

On July 16, 2025, we entered into the Leasehold Sale-Subleaseback Agreement with 1150 Airport Drive Holdings LLC to provide for the sale-subleaseback of a leasehold interest in a 61,664 square foot hangar (the “North Hangar”) and a leasehold interest in a 24,272 square foot hangar (the “MxT Hangar”, and together with the North Hangar, the “Hangars”) for an aggregate purchase price of $32.7 million. Pursuant to the Leasehold Sale-Subleaseback Agreement, we sold North Hangar to 1150 Airport Drive Holdings LLC for a purchase price of $23.2 million, which the buyer subleased back to us for 29 years at a starting annual rent of $1.972 million. We also sold MxT Hangar to 1150 Airport Drive Holdings LLC for a purchase price of $9.8 million, which the buyer subleased back to us for 29 years at a starting annual rent of $833,000. Charles Davis, one of our directors, serves as a manager on the board of managers and is a member of 1150 Airport Drive Holdings LLC, the buyer and sublessor of the Hangars.

GE Aerospace Strategic Collaboration Agreement and Joint Technology Development Agreement

On September 3, 2025, we and GE Aerospace entered into a Strategic Collaboration Agreement and a Joint Technology Development Agreement. The Strategic Collaboration Agreement sets forth our responsibilities and GE Aerospace’s responsibilities regarding the research, development, manufacturing, testing, marketing, selling, fielding, and supporting turbogenerators for future sales to the commercial civilian aircraft market and government customers, and acts as the overarching framework for future joint technology development agreements (including the Joint Technology Development Agreement discussed below) and supply agreements.

The Joint Technology Development Agreement sets forth the terms pursuant to which we will collaborate with GE Aerospace to perform joint research and development related to the development of propulsion technologies for hybrid-electric applications, including by collaborating on turbogenerators.

Sales of Series C-1 Preferred Stock

On September   , 2025, we completed our sale and issuance of an aggregate of approximately shares of our Series C-1 Preferred Stock for an aggregate approximate value of $   million (our “Series C-1 Financing”). In connection with the Series C-1 Financing, GE Aerospace purchased an aggregate of 2,620,774 shares of Series C-1 Preferred Stock for a total approximate value of $300 million. As a result of GE Aerospace’s participation in our Series C-1 Financing, GE Aerospace received the right to designate one member to our Board and designated   , who joined our Board upon the closing of our Series C-1 Financing. In addition to GE Aerospace’s participation in our Series C-1 Financing, certain of our directors or their associated companies purchased an aggregate of approximately    shares of Series C-1 Preferred Stock for a total approximate value of   . In particular, the following directors or entities controlled by them made the following purchases: (i)   , an entity affiliated with   , one of our directors, purchased approximately     shares of Series C-1 Preferred Stock for an aggregate approximate purchase price of $   million and (ii)   .

Letter Agreement with GE Aerospace

In connection with the closing of our Series C-1 Financing, we also entered into that certain Letter Agreement, dated September   , 2025 (the “GE Aerospace Letter Agreement”) with GE Aerospace, which is an entity affiliated with   , one of our directors. The GE Aerospace Letter Agreement grants certain registration rights to GE Aerospace, whereby we have agreed to register the sale of shares of our Class A common stock held by GE Aerospace under certain circumstances, and to provide GE Aerospace with certain customary underwritten offering, block trade and piggyback registration rights. The GE Aerospace Letter Agreement also grants to GE Aerospace the right to designate one director to our Board. See “Description of Capital Stock—Director Designation Right.”

Issuance of GE Aerospace Warrants

On September   , 2025, we issued warrants to purchase 400,000 shares of Common Stock to GE Aerospace, an entity affiliated with   , at an exercise price of $0.01 per share. Following this offering and the IPO Recapitalization, the warrants may become exercisable pursuant to their terms for up to     of Class A common stock at an exercise price of $0.01 per share. The warrants are exercisable upon vesting, and vest subject to the satisfaction of certain milestones related to the Strategic Collaboration Agreement and Joint Technology Development Agreement with GE Aerospace, with any shares that remain unvested on the third anniversary of issuing the warrants vesting on such date if we and GE Aerospace are continuing to work together under such agreements (or a similar arrangement) as of such date.

Voting Rights Letter Agreement

On September   , 2025, in connection with the closing of the Series C-1 Financing, we entered into that certain letter agreement with Kyle Clark, our founder and Chief Executive Officer (the “Voting Agreement”), whereby Mr. Clark agreed to vote all his shares of the Company’s capital stock entitled to vote and held by him in favor of the director designated pursuant to the Director Designation Right (as defined below) at any meeting of the stockholders of the Company and in any written consent of stockholders and in favor of not removing such director. The Voting Agreement will stay in effect for so long as the Director Designation Right is in effect pursuant to our Amended and Restated Certificate of Incorporation. See “Description of Capital Stock—Director Designation Right” for additional information on GE Aerospace’s Director Designation Right.”

Amended and Restated Investors’ Rights Agreement

In connection with the September 2025 closing of our Series C-1 Financing, we also amended that certain Amended and Restated Investors’ Rights Agreement, dated September   , 2025, with certain holders of our Preferred Stock, including (i) United Therapeutics, an entity affiliated with Martine Rothblatt, one of our directors, (ii) Ellipse Holdings LLC, an entity affiliated with Charles Davis, one of our directors, (iii) QIA Industrials Holding LLC, an entity affiliated with Francesco Capretti, one of our former directors, (iv) TPG, an entity affiliated with Mike Stone, one of our directors, (v) Harmony Partner Group LLC, North Point Partner LLC, Spritsail 4A LLC, Spritsail 4 LLC, Spritsail 9 LLC, Spritsail 2A LLC, Spritsail 10A LLC, Staysail 11 LLC, Staysail 15 LLC and Staysail 16A LLC, each managed by entities owned by John E. Abele, one of our directors, and/or officers of his entities, and (vi) GE Aerospace, an entity affiliated with   , one of our directors. The Amended and Restated Investors’ Rights Agreement grants certain holders of our Preferred Stock registration rights, whereby, we will agree to register the sale of shares of our Class A common stock held by holders of our Preferred Stock under certain circumstances, and to provide such stockholders with certain customary underwritten offering, block trade and piggyback registration rights.

United Therapeutics Master Services Agreement

Under the Master Services Agreement with United Therapeutics, dated as of April 4, 2017 (as amended, the “Master Services Agreement”), we perform two Service Orders, one for aircraft development (the “Aircraft Development Order”) and one pursuant to which we install GSE (the “Charge Network Order”). Under the Aircraft Development Order we provide United Therapeutics with exclusive access to participate in a program to develop the electric aircraft. United Therapeutics provides input into the program and gains insight to help inform operational needs of their future organ distribution missions. The Aircraft Development Order provides for quarterly payments up to an aggregate annual amount of $5.0 million at United Therapeutics’ discretion based on progress of development and may be terminated at any time. Under the Charge Network Order we install and deploy GSE at certain U.S. airports and support priority access for United Therapeutics electric aircraft missions. The Chief Executive Officer of United Therapeutics, Martine Rothblatt, is one of our directors. During the year ended December 31, 2024, 2023 and 2022, we recorded revenue of $5.0 million, $4.5 million and $4.5 million, respectively, in connection with the Aircraft Development Order, and $0.1 million, $0, $1.6 million, respectively, in connection with the Charge Network Order. On April 12, 2023, we also entered into a term sheet for an aircraft purchase with United Therapeutics which we anticipate will result in a definitive agreement in the future to purchase four CX300 aircraft.

Indemnification Agreements with Our Directors and Officers

We intend to enter into indemnification agreements, to be effective upon the completion of this offering, with each of our directors and officers. The indemnification agreements and our governing documents will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, the indemnification agreements and our governing documents will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Description of Capital Stock—Limitation of Liability and Indemnification of Officers and Directors.”

Procedures for Approval of Related Person Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships, in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved will or may be expected to exceed $120,000 in any fiscal year, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•

any person who is, or at any time during the applicable period was, even if such person does not presently serve in that role, one of our executive officers, one of our directors, or one of our nominees for director;

•	any person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, director nominee, executive officer or a beneficial owner of more than 5% of any class of our voting securities, and any person (other than a tenant or an employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of any class of our voting securities; and

•

any firm, corporation or other entity in which any of the foregoing persons is a director, general partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our Board intends to adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, the audit committee expects to review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the audit committee expects to take into account, among other factors, the following: (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (2) the extent of the Related Person’s interest in the transaction. Further, the policy would require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our voting securities upon completion of this offering (after giving effect to the IPO Recapitalization and the filing and effectiveness of our Amended and Restated Certificate of Incorporation):

•	each person or group known to us to beneficially own 5% or more of the shares of our voting securities;

•	each of our directors and Named Executive Officers; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through the exercise or vesting of any right to acquire shares of Class A common stock and/or Class B common stock. Shares issuable pursuant to options are deemed to be outstanding for computing the beneficial ownership percentage of the person holding these options but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise all such options or other rights to acquire shares of Class A common stock and/or Class B common stock). Unless otherwise indicated in the footnotes to the following table, to our knowledge (i) all persons listed below have sole voting and investment power with respect to the shares of Class A common stock and/or Class B common stock beneficially owned by them, subject to applicable community property laws, and (ii) no person or entity listed below is a broker-dealer or an affiliate of a broker-dealer.

Except as otherwise indicated in the footnotes to the following table, the mailing address of each listed beneficial owner is c/o 1150 Airport Drive, South Burlington, Vermont 05403.

The underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional     shares of Class A common stock from us. The following table assumes that the underwriters do not exercise such option.

	Class A Common Stock Beneficially Owned				Class B Common Stock Beneficially Owned				Combined Voting Power
	Before this Offering		After Giving Effect to this Offering Assuming No Exercise of the Underwriter Option		Before this Offering		After Giving Effect to this Offering Assuming No Exercise of the Underwriter Option		After Giving Effect to this Offering Assuming No Exercise of the Underwriter Option
Name of Beneficial Owner	Shares(1)	%(1)	Shares	%	Shares(1)	%(1)	Shares	%	%(1)(2)
5% or more Stockholders:
TPG Rise Belfry, LP(4)
Entities affiliated with Charles Davis(5)
Entities affiliated with John E. Abele(6)
Amazon.com NV Investment Holdings LLC (d/b/a The Climate Pledge Fund)(7)
General Electric Company(8)

	Class A Common Stock Beneficially Owned				Class B Common Stock Beneficially Owned				Combined Voting Power
	Before this Offering		After Giving Effect to this Offering Assuming No Exercise of the Underwriter Option		Before this Offering		After Giving Effect to this Offering Assuming No Exercise of the Underwriter Option		After Giving Effect to this Offering Assuming No Exercise of the Underwriter Option
Name of Beneficial Owner	Shares(1)	%(1)	Shares	%	Shares(1)	%(1)	Shares	%	%(1)(2)
Directors and Named Executive Officers:
Kyle Clark
Dr. David Churchill
Brian Dunkiel
Charles Davis
John E. Abele
Dean L. Kamen
General (RET) Jim McConville
Dr. Martine A. Rothblatt
Mike Stone
All directors and executive officers as a group (persons)(3)

*	Indicates beneficial ownership of less than 1%.
(1)	Assumes shares of Class A common stock and shares of Class B common stock outstanding immediately prior to this offering, after giving effect to the Stock Split and the IPO Recapitalization.
(2)

Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our Amended and Restated Certificate of Incorporation that becomes effective immediately prior to the completion of this offering. Each of our Class A common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to 40 votes per share. See “Description of Capital Stock.”

(3)

The Class A common stock holdings consist of an aggregate of (i)   shares of Class A common stock held by the directors and executive officers, (ii)   shares of restricted stock units subject to vesting requirements, and (iii)   shares of Class A common stock issuable pursuant to outstanding stock options held by the directors and executive officers that are currently exercisable or would be exercisable within 60 days of   , 2025. The percentage of total voting power shown assumes no conversion of the Class B common stock held by   to Class A common stock.

(4)	The principal business address of the entity identified in this footnote is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(5)	The principal business address of the entity identified in this footnote is 20 Horseneck Lane, 2nd Floor, Greenwich, CT 06830.
(6)	The principal business address of the entity identified in this footnote is .
(7)	The principal business address of the entity identified in this footnote is 410 Terry Avenue North Seattle, WA 98109-5210.
(8)	The principal business address of the entity identified in this footnote is 1 Neumann Way, MD F17 Cincinnati, OH 45215.

DESCRIPTION OF CAPITAL STOCK

General

We expect to file our Amended and Restated Certificate of Incorporation and adopt our Amended and Restated Bylaws, which, in each case, will occur after the effectiveness of this registration statement and become effective immediately prior to the completion of this offering. Our Amended and Restated Certificate of Incorporation will authorize capital stock consisting of:

•

    shares of common stock, par value $0.0001 per share, of which      shares will be designated as Class A common stock, $0.0001 par value per share, and      shares will be designated as Class B common stock, $0.0001 par value per share; and

•	shares of preferred stock, par value $0.0001 per share.

We are selling      shares of our Class A common stock in this offering (     shares if the underwriters exercise their overallotment option to purchase additional shares of our Class A common stock in full).

After giving effect to (i) the conversion of all outstanding shares of our Preferred Stock into an aggregate    shares of Common Stock and the subsequent cancellation of such shares of Preferred Stock, which, in each case, will occur prior to the completion of this offering (the “Preferred Stock Recapitalization”), (ii) the filing and effectiveness of our Amended and Restated Certificate of Incorporation, pursuant to which all outstanding shares of Common Stock will be reclassified into Class A common stock (the “Common Stock Reclassification”) and a     -for-1 forward split of our capital stock will be effected, and the adoption of our Amended and Restated Bylaws, each of which will occur after the effectiveness of this registration statement and prior to the completion of this offering and (iii) the exchange of an aggregate of     shares of Super Voting Common Stock beneficially owned by the Class B Common Stockholder for an equivalent number of shares of our Class B common stock, to be effected in connection with the closing of this offering pursuant to the terms of an exchange and forfeiture agreement entered into with us (the “Class B Stock Exchange” and, collectively with the Preferred Stock Recapitalization and the Common Stock Reclassification, the “IPO Recapitalization”), as of     , 2025, there were      shares of our Class A common stock outstanding, held by     stockholders of record,      shares of our Class B common stock outstanding, held by one stockholder of record, and no shares of our preferred stock outstanding.

Below is a summary of the material terms and provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, the Amended and Restated Investors’ Rights Agreement and relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Amended and Restated Investors’ Rights Agreement, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Common Stock

Voting Rights

Holders of shares of our Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class B common stock are entitled to 40 votes per share on any matter submitted to our stockholders. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our Amended and Restated Certificate of Incorporation that becomes effective immediately prior to the completion of this offering.

Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our Amended and Restated Certificate of Incorporation

would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our Amended and Restated Certificate of Incorporation. For example, if a proposed amendment of our Amended and Restated Certificate of Incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our Amended and Restated Certificate of Incorporation.

Our Amended and Restated Certificate of Incorporation, which will come into effect immediately prior to the closing of this offering, will not provide for cumulative voting for the election of directors.

Dividends

Holders of the shares of our Class A common stock and Class B common stock will be entitled to receive ratably those dividends, if any, as may be declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation

In the event of our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to share ratably in the remaining assets legally available for distribution.

Holders of our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to subscription, conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below. There will be no redemption or sinking fund provisions applicable to our Class A common stock or Class B common stock. The rights, preferences and privileges of the holders of our Class A common stock and Class B common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Conversion

Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our Amended and Restated Certificate of Incorporation, including transfers to immediate family members (including upon the Class B Common Stockholder’s death), trusts (including grantor retained annuity trusts) for which the stockholder or their immediate family member serves as trustee and partnerships, corporations and other entities exclusively owned by the Class B Common Stockholder or his immediate family. All of the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock upon the earliest to occur following this offering: (i) the date that is fixed by our Board that is no less than      days and no more than      days following the date the Class B Common Stockholder is no longer providing services to us as an executive officer or member of our Board and (ii) a date that is fixed by our Board that is no less than      days and no more than      days following the death or incapacity of the Class B Common Stockholder. Once converted or transferred and converted into our Class A common stock, the Class B common stock will not be reissued.

Fully Paid and Nonassessable

All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

Preferred Stock

Pursuant to the provisions of our Amended and Restated Certificate of Incorporation, that will occur after the effectiveness of this registration statement and become effective immediately prior to the consummate of this offering, each currently outstanding share of our Preferred Stock will automatically be converted into one share of our Class A common stock. Following this offering, no shares of preferred stock will be outstanding.

Following the completion of this offering, our Board will be authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our Board has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Warrants

Following this offering, we will have one series of outstanding warrants. Following this offering and the IPO Recapitalization, the warrants will be exercisable for     of Class A common stock at an exercise price of $0.01 per share.

The warrants are exercisable upon vesting, and vest subject to the satisfaction of certain milestones related to the Strategic Collaboration Agreement and Joint Technology Development Agreement with GE Aerospace, with any shares that remain unvested on the third anniversary of issuing the warrant vesting on such date if we and GE Aerospace are continuing to work together under such agreements (or a similar arrangement) as of such date.

Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Delaware Law

Some provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws could make certain change of control transactions more difficult, including acquisitions of us by means of a tender offer, a proxy contest or otherwise, as well as removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares. Therefore, these provisions could adversely affect the price of our common stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Our Charter and Bylaws

Among other things, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting. Our Amended and Restated Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may deter stockholders from bringing matters before the stockholders at an annual or special meeting;

•

authorize our Board to issue undesignated preferred stock. This ability makes it possible for our Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the Board;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum;

•	provide that special meetings of our stockholders may only be called by a majority of the total number of directors;

•

provide that our Board be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors;

•

provide that our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock (except with respect to provisions relating to the renouncement business opportunities, which require approval of at least 80% of the voting power of the outstanding stock entitled to vote thereon); and

•	provide that a member of our Board may only be removed for cause and only by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock.

Forum Selection

Our Amended and Restated Certificate of Incorporation provides that unless we consent to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, (v) any action asserting a claim against us or any of our directors, officers, employees, agents or stockholders that is governed by the internal affairs doctrine, (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL or (vii) any action as to which the DGCL confers jurisdiction on the Delaware Court of Chancery; provided that, for the avoidance of doubt, the forum selection provision that identifies the Delaware Court of Chancery as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act. Our Amended and Restated Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our Amended and Restated Certificate of Incorporation. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors, officers, employees or agents. Alternatively, if a court were to find any of the forum selection provisions contained in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and our Board.

Limitation of Liability and Indemnification of Officers and Directors

Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

•	for any breach of the duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. We intend to enter into indemnification agreements with each of our current and future directors and officers.

Director Designation Right

Our Amended and Restated Certificate of Incorporation will provide GE Aerospace with the right to designate one individual for election to our Board (the “Director Designation Right”) for so long as either (i) GE Aerospace beneficially owns at least     shares of Class A common stock (which is equivalent to 33% of the Series C-1 Preferred Stock it beneficially owned as of September  , 2025) or (ii) there is a Commercial Relationship (as defined in the GE Aerospace Letter Agreement). GE Aerospace held 2,620,774 shares of Series C-1 Preferred Stock at the time immediately prior to the IPO Recapitalization. At any time when GE Aerospace has neither the minimum ownership threshold nor the Commercial Relationship requirement, the Director Designation Right will terminate.

We will be required to take all necessary actions to include GE Aerospace nominee in the slate of director nominees recommended by our Board for election by our stockholders, to solicit proxies in favor of the election of such nominee in the same manner as for other Board-recommended nominees, and to fill any vacancies created by the departure of GE Aerospace’s nominee with a new nominee selected by GE Aerospace, subject to applicable law and stock exchange requirements. We will also refrain from amending our charter or bylaws in a manner that would materially and adversely affect these rights. Additionally, if the GE Aerospace-designated director is unable to attend a meeting of the Board, GE Aerospace may appoint a non-voting alternate to attend and observe the meeting.

In addition, pursuant to the Voting Agreement, Kyle Clark, our founder and Chief Executive Officer, has agreed to vote all his shares of the Company’s capital stock entitled to vote and held by him in favor of the director designated pursuant to GE Aerospace’s Director Designation Right at any meeting of the stockholders of the Company and in any written consent of stockholders and in favor of not removing such director without GE Aerospace’s affirmative consent. See “Certain Relationships and Related Party Transactions—Voting Rights Letter Agreement” for additional information related to such agreement.

Registration Rights

The Amended and Restated Investors’ Rights Agreement grants certain holders of our Class A common stock registration rights, whereby, we will agree to register the sale of shares of our Class A common stock held by holders of our Preferred Stock under certain circumstances, and to provide such stockholders with certain customary underwritten offering, block trade and piggyback rights. For additional information relating to our Class A common stock, please read “Certain Relationships and Related Party Transactions—Amended and Restated Investors’ Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing; Public Market

We have applied, subject to official notice of issuance, to list our Class A common stock on the NYSE under the symbol “BETA.” There is no established market for our shares of Class A common stock. The development and maintenance of a public market for our Class A common stock, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our Class A common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our Class A common stock can be sold.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of Class A common stock by (a) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (b) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under other federal, state, local, non-U.S. or other laws or regulations that are similar to Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), and (c) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and Section 4975 of the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and Section 4975 of the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation (direct or indirect) to an ERISA Plan, is generally considered to be a fiduciary of such ERISA Plan.

In considering an investment in shares of Class A common stock with the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Class A common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Laws relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of Class A common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of Class A common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of

ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Class A common stock by an ERISA Plan with respect to which the issuer is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction in violation Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions (as may be amended from time to time), or “PTCEs,” that may apply to the purchase and holding of shares of Class A common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide a statutory exemption for certain transactions between an ERISA Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises discretionary authority or control or renders investment advice with respect to the assets involved in the transaction) solely by reason of providing services to the ERISA Plan or by relationship to a service provider. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA Plans considering purchasing and/or holding shares of Class A common stock in reliance of these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any exemption will be satisfied or that any such exemption would cover all potential prohibited transactions that may be involved in the purchase and holding of shares of Class A common stock.

U.S. governmental plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Laws. Fiduciaries of any such plans should consult with their counsel before purchasing the notes to determine the suitability of shares of Class A common stock for such plan and the availability, if necessary, of any exemptive relief under any such laws or regulations.

Because of the foregoing, shares of Class A common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of an ERISA Plan should consider whether the ERISA Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the ERISA Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The DOL regulations issued at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “DOL Regulations”), provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL Regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

•

the entity is an “operating company” (as defined in the DOL Regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is no significant investment by “benefit plan investors” (as defined in the DOL Regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions or violations of Similar Law, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Class A common stock. Purchasers of shares of Class A common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Class A common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of Class A common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Furthermore, the majority of shares outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of      shares of common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional share. Of these shares, all of the      shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of Class A common stock and Class B common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144, and the sale of those shares will be subject to the limitations and restrictions that are described below. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Shares of our Class A common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration (or waiver) of the lock-up agreements described below and the lock-up provisions contained in our existing Amended and Restated Investors’ Rights Agreement and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up Agreements

In connection with this offering, we and all directors and executive officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock during the period ending 180 days after the date of this prospectus, subject to certain exceptions. This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days and have filed all required reporting during that time period, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of our common stock or (b) the average weekly trading volume of our Class A common stock reported through the      during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement pursuant to Rule 701 before the effective date of the registration statement for this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

S-8 Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering shares of Class A common stock reserved for issuance under our LTIP (including shares issuable pursuant to equity award grants made under the BETA Plan prior to this offering, to the extent such awards remain outstanding after this offering). Such registration statement is expected to be filed as soon as practicable after the closing date of this offering. Shares of Class A common stock issued pursuant to equity awards after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

For a description of registration rights relating to our common stock, please read “Certain Relationships and Related Party Transactions—Amended and Restated Investors’ Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws, the application or impact of any tax treaties or the base erosion and anti-abuse tax, or the requirements of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	real estate investment trusts or regulated investment companies;

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities all of the interests of which are held by qualified foreign pension funds;

•	brokers or dealers in securities or currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	tax-qualified retirement plans;

•	“qualified shareholders” (within the meaning of Section 897(k)(3) of the Code) or investors therein;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

As discussed under “Dividend Policy” above, we do not currently expect to make any cash distributions on our Class A common stock. Distributions of cash or property on our Class A common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock” below.

Subject to the withholding requirements under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) and with respect to effectively connected dividends, each of which is discussed below, dividends paid to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by certain U.S. source capital losses recognized in the same taxable year (even though such non-U.S. holder is not considered a resident of the United States), provided that such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. In the event that we become a USRPHC, as long as our Class A common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the applicable U.S. Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders are urged to consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form). However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to you and the amount of any tax withheld with respect thereto, regardless of whether such distributions constitute dividends or whether any tax was actually withheld.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected within the United States or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under FATCA and other administrative guidance issued thereunder, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the discussion of certain proposed Treasury Regulations below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) if the foreign entity is not a “foreign financial entity,” the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise establishes that it qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations, and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (which may be relied upon by taxpayers until final regulations are issued), which eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A common stock. We will not pay additional amounts or “gross up” payments to non-U.S. holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, certain non-U.S. holders might be eligible for refunds or credits of such taxes. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
TPG Capital BD, LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $    per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $    million. We have agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to list our Class A common stock on the NYSE under the trading symbol “BETA.”

We and each of our directors and executive officers, have agreed, or will agree, pursuant to a lock-up agreement (the “Lock-up Agreement”), that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “Restricted Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock,

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed or will agree that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

1.

transactions relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Class A common stock or other securities acquired in such open market transactions during the Restricted Period;

2.

transfers of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document, or intestate succession, (iii) to an immediate family member of the undersigned or to a trust for the direct or indirect benefit of the undersigned or one or more immediate family members of the undersigned, or (iv) if the undersigned is a trust, to any trustee or beneficiary of the undersigned or the estate of any such trustee or beneficiary;

3.

transfers or distributions of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock by a stockholder that is a corporation, partnership, limited liability company, or other business entity (i) to another corporation, partnership, limited liability company, or other business entity that controls, is controlled by or managed by, or is under common control with such stockholder or (ii) as part of a transfer or distribution to a direct or indirect limited partner, general partner, member, stockholder, or holder of similar equity interests of the undersigned;

4.

transfers of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock pursuant to a domestic relations order or divorce decree, provided that any filing under Section 16(a) of the Exchange Act or any other public filing or disclosure of such transfer by or on behalf of the undersigned that is required to be made during the Restricted Period as a result of such transfer shall include a statement that such transfer has occurred by operation of law;

5.

the exercise by the undersigned of a stock option granted under a stock incentive plan or stock purchase plan described in this prospectus, and the receipt by the undersigned from us of shares of Class A common stock upon such exercise, insofar as such option is outstanding as of the date of this prospectus, provided that the underlying shares will continue to be subject to the restrictions on transfer set forth in the Lock-Up Agreement, and provided further that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option, that no shares were sold to the public by the reporting person, and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters of this offering;

6.

the disposition of shares of Class A common stock to us, or the withholding of shares of Class A common stock by us, in a transaction exempt from Section 16(b) of the Exchange Act, in each case on a “cashless” or “net exercise” basis solely in connection with the payment of taxes due with respect to the vesting or settlement of restricted stock or restricted stock units or the exercise of options, granted under a stock incentive plan, stock purchase plan, or pursuant to a contractual employment arrangement described in this prospectus, insofar as such restricted stock, restricted stock unit, or option is outstanding as of the date of this prospectus, provided that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that such disposition to us or withholding by us of shares or securities was solely to us pursuant to the circumstances described herein;

7.

transfers of shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock to us pursuant to arrangements under which we have the option or right to repurchase such shares;

8.

transfers pursuant to a bona fide merger, consolidation, or other similar transaction involving a Change of Control and approved by our Board (for purposes of the Lock-Up Agreement, “Change of Control” means the transfer (whether by tender offer, merger, consolidation, or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to our proposed initial public offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold at least 50% of our outstanding voting securities (or the surviving entity), provided that, in the event that such Change of Control transaction is not completed, this clause (i) will not be applicable and the undersigned’s shares will remain subject to the restrictions contained in the Lock-Up Agreement); or

9.

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the Restricted Period;

provided that in the case of any transfer or distribution pursuant to clauses (b), (c), and (d), each transferee, donee, or distributee shall sign and deliver a lock-up agreement substantially in the form of the Lock-Up Agreement; further provided that in the case of any sale, transfer, or distribution pursuant to clause (b) through (d) or (g), no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Class A common stock, other than a filing on a Form 5 made after the expiration of the Restricted Period or the due date thereof, shall be required or shall be voluntarily made during the Restricted Period.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release our Class A common stock and other securities subject to the Lock-Up Agreements described above in whole or in part at any time.

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option described above. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

In the ordinary course of business, we sold, and may in the future sell, solutions to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

In August 2025, certain entities acquired shares of our Series C Preferred Stock.    of such shares, which will convert into    shares of our common stock upon completion of this offering, are indirectly attributable to affiliates of TPG Capital BD, LLC, an underwriter in this offering. Accordingly, FINRA deems such shares to be underwriting compensation with an aggregate compensation value of approximately $   . Such shares may not be sold during the offering or sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares for a period of 180 days following the date of effectiveness of the offering.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our Class A common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of our Class A common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the representatives and us that it is a “qualified investor” within the meaning of Article 2(e) in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

No shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of Class A common stock which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the

Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that shares of our Class A common stock may be offered to the public in the UK at any time:

a.	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

c.	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our Class A common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

In addition, in the UK, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of our Class A common stock in the UK within the meaning of the FSMA.

Any person in the UK that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the UK, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL).

Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Brazil

The offer and sale of our shares of Class A common stock has not been, and will not be, registered (or exempted from registration) with the Brazilian securities commission, Comissão de Valores Mobiliários (“CVM”), and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The shares of our Class A common stock will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire our shares of Class A common stock through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

Switzerland

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland.

This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under, art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of our Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of our Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our Class A common stock.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of Class A common stock are subscribed or purchased under Section 275 by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares of Class A common stock under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulation 2018.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives, and circumstances and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of BETA Technologies, Inc. as of December 31, 2024 and December 31, 2023, and for each of the two years in the period ended December 31, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and shares of our Class A common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at http://www.sec.gov.

We also maintain a website at www.beta.team. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

Beta Technologies, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Beta Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Beta Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 14, 2025

We have served as the Company’s auditor since 2020.

BETA TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$301,396	$253,545
Accounts receivable(1)	2,152	2,186
Contract assets	106	2,141
Prepaid expenses and other current assets(1)	23,685	22,159

Total current assets	327,339	280,031
Property and equipment, net	319,588	276,338
Operating lease right-of-use assets	16,411	19,266
Prepaid expenses and other non-current assets	3,034	3,610

Total assets	$666,372	$579,245

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$16,232	$8,041
Deferred revenue, current	6,401	1,149
Operating lease liabilities, current	1,741	1,565
Notes payable, current	2,835	—
Accrued expenses and other current liabilities	29,345	25,412

Total current liabilities	56,554	36,167
Deferred revenue, non-current(2)	6,360	2,037
Operating lease liabilities, non-current	16,683	19,078
Notes payable, non-current	149,231	134,627
Other liabilities	1,601	1,898

Total liabilities	$230,429	$193,807

Commitments and contingencies (see Note 8)
Convertible preferred stock and stockholders’ equity:
Convertible Series A preferred stock, $0.0001 par value, 8,789,710 shares authorized, issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $640,005 as of December 31, 2024 and 2023	624,733	624,733
Convertible Series B preferred stock, $0.0001 par value, 4,846,370 shares authorized; 3,982,998 shares issued and outstanding as of December 31, 2024 and 2023; liquidation preference of $483,190 and $456,063 as of December 31, 2024 and 2023	469,889	442,762
Convertible Series C preferred stock, $0.0001 par value, 3,480,442 shares authorized; 2,830,324 shares issued and outstanding as of December 31, 2024; liquidation preference of $327,561 as of December 31, 2024	316,691	—
Common stock, $0.0001 par value, 35,000,000 shares authorized; 8,411,991 and 8,315,991 shares issued; and 5,804,680 and 5,726,318 shares outstanding as of December 31, 2024 and 2023	1	1
Common stock, super voting, $0.0001 par value, 1,332,277 shares authorized, issued, and outstanding as of December 31, 2024 and 2023	—	—
Treasury stock	(5,888)	(5,358)
Additional paid-in capital	—	—
Accumulated deficit	(969,276)	(676,687)
Foreign currency translation adjustments	(207)	(13)

Total convertible preferred stock and stockholders’ equity	435,943	385,438

Total liabilities, convertible preferred stock and stockholders’ equity	$666,372	$579,245

(1)	Includes related party amounts of $1,473 and $1,200 (accounts receivable) and $9,897 and $1,385 (prepaid expenses and other current assets) as of December 31, 2024 and 2023, respectively (see note 14)
(2)	Includes related party amounts of $400 (deferred revenue) and $3,497 (deferred revenue, non-current) as of December 31, 2024 (see note 14)

See accompanying notes to consolidated financial statements.

BETA TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2024	2023
Revenues:
Product revenue(1)	$1,857	$206
Service revenue(1)	13,235	15,151

	15,092	15,357
Cost of revenues:
Product revenue	1,521	214
Service revenue	2,998	1,811

	4,519	2,025
Gross margin:
Product revenue	336	(8)
Service revenue	10,237	13,340

	10,573	13,332
Operating expenses:
Research and development	206,910	138,273
General and administrative(2)	75,883	61,629

Total operating expenses	282,793	199,902

Loss from operations	(272,220)	(186,570)

Other (expense) income:
Interest expense	(11,427)	(352)
Interest income	8,516	12,389

Total other (expense) income	(2,911)	12,037

Loss before income taxes	(275,131)	(174,533)
Income tax expense	(514)	(1,030)

Net loss	(275,645)	(175,563)
PIK dividend on Preferred Stock	(30,701)	(26,368)

Net loss attributable to common stockholders	$(306,346)	$(201,931)

Net loss per share attributable to common stockholders, basic and diluted	$(43.21)	$(28.70)

Weighted average common shares outstanding, basic and diluted	7,089,302	7,036,685

Comprehensive loss:
Net loss	$(275,645)	$(175,563)
Foreign currency translation adjustments	(194)	37

Comprehensive loss	$(275,839)	$(175,526)

(1)	Includes related party amounts of $1,075 and $167 (product revenue) and $5,477 and $4,536 (service revenue) as of December 31, 2024 and 2023, respectively (see note 14)
(2)	Includes related party amounts of $(2,899) and $(1,441) (general and administrative) as of December 31, 2024 and 2023, respectively (see note 14)

See accompanying notes to consolidated financial statements.

BETA TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

	Preferred Stock (Series A, B, and C)		Common Stock, including Super Voting Common Stock		Additional paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustments	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	12,772,708	$1,041,127	7,002,257	$(5,357)	$10,716	$(495,156)	$(50)	$551,280
Issuance of common stock for cash	—	—	56,338	—	723	—	—	723
Series B PIK dividend	—	26,368	—	—	(20,400)	(5,968)	—	—
Stock based compensation	—	—	—	—	8,961	—	—	8,961
Foreign currency translation adjustments	—	—	—	—	—	—	37	37
Net Loss	—	—	—	—	—	(175,563)	—	(175,563)

Balance as of December 31, 2023	12,772,708	$1,067,495	7,058,595	$(5,357)	$—	$(676,687)	$(13)	$385,438
Issuance of common stock for cash	—	—	96,000	—	1,652	—	—	1,652
Repurchase of common stock	—	—	(17,638)	(530)	—	—	—	(530)
Issuance of series C preferred stock, net of issuance costs	2,830,324	313,117	—	—	—	—	—	313,117
Preferred stock PIK dividend	—	30,701	—	—	(13,757)	(16,944)	—	0
Stock based compensation	—	—	—	—	12,105	—	—	12,105
Foreign currency translation adjustments	—	—	—	—	—	—	(194)	(194)
Net Loss	—	—	—	—	—	(275,645)	—	(275,645)

Balance as of December 31, 2024	15,603,032	$1,411,313	7,136,957	$(5,887)	$—	$(969,276)	$(207)	$435,943

See accompanying notes to consolidated financial statements.

BETA TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2024	2023
Operating activities
Net loss	$(275,645)	$(175,563)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,464	8,618
Loss on disposal of property and equipment	365	1,657
Stock based compensation	12,105	8,961
Non-cash interest expense	2,161	239
Non-cash lease expense	544	718
Gain on sales-type lease	—	(515)
Changes in operating assets and liabilities:
Accounts receivable	34	(968)
Contract assets	2,035	2,299
Prepaid expenses and other current assets	4,363	(9,830)
Other assets and liabilities	(226)	990
Accounts payable, accrued expenses and current liabilities	6,157	5,718
Operating lease liabilities	429	(257)
Deferred revenue	8,553	(82)

Net cash used in operating activities	(222,661)	(158,015)

Investing Activities
Purchases of property and equipment	(73,509)	(153,240)
Proceeds from sale of property and equipment	4,703	907

Net cash used in investing activities	(68,806)	(152,333)

Financing Activities
Proceeds from convertible Series C preferred stock	323,987	—
Proceeds from the issuance of promissory note	15,501	135,749
Payment of debt issuance costs	(191)	(1,165)
Repayment of borrowings	(913)	(973)
Issuance of common stock	1,652	722
Principal payments on financing lease obligations	(51)	(4)
Stock issuance costs	(124)	—
Repurchase of common stock	(530)	—

Net cash provided by financing activities	339,331	134,329

Effect of currency translation on cash, cash equivalents and restricted cash	25	(141)

Increase (decrease) in cash, cash equivalents, and restricted cash	47,889	(176,160)

Cash, cash equivalents, and restricted cash at beginning of period	254,136	430,296

Cash, cash equivalents, and restricted cash at end of period	$302,025	$254,136

Supplemental disclosure of cash flow information:
Cash paid for interest	$9,185	$112
Cash paid for taxes	30	196
Non-cash investing and financing activities
Right-of-use assets recognized for new leases	817	736
Right-of-use assets modified for amendments	(930)	342
Property and equipment recorded in accounts payable	8,309	13,011
Stock issuance costs recorded in accounts payable and accrued liabilities	10,748	—
Assets received in lieu of cash	1,022	—
Asset transferred to held for sale	$888	$425

See accompanying notes to consolidated financial statements.

BETA TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1. Nature of Business and Liquidity

Beta Technologies, Inc. (“Beta” or the “Company”) was incorporated in Delaware on June 21, 2018, and is headquartered in South Burlington, Vermont. The Company has wholly owned subsidiaries located in the United States to hold its interests in aircraft, intellectual and real property, as well as a wholly owned subsidiary in Canada.

The Company specializes in the design, development, and manufacturing of electric aircraft, including advanced flight control and electric propulsion systems, with a focus on clean aviation technology. The Company is in the process of testing its electric aircraft for commercial feasibility and Federal Aviation Administration (“FAA”) certification. Although the Company is still in the development phase for its aircraft, companies within the medical, military, personal transport, and logistics industries have shown interest in the application to their businesses. In addition, the Company manufactures and operates charge stations and infrastructure for charging electric aircraft. The charging systems provide the power needed to safely, quickly and efficiently charge electric aircraft. The Company also maintains and provides access to simulators for its customers and partners to understand the capabilities of the aircraft.

Since inception, the Company has devoted substantially all of its time and efforts to performing research and development activities, raising capital, recruiting management and technical staff to support these operations and designing manufacturing processes. During 2024, the Company has made investments across facilities, equipment, and tooling needed to move toward manufacturing of its aircraft and charging systems. The Company is subject to risks and uncertainties common to early-stage companies in the aerospace industry including, but not limited to, technical risks associated with the successful research, development, and certification from the FAA, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and the ability to secure additional capital to fund operations. Current and future programs will require significant research and development efforts, including extensive testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company’s aviation development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from sales.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms (Note 8), the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock. In the event the Company does not complete an IPO, until such time as the Company can generate significant revenue, if ever, the Company expects to fund its operations through equity offerings or debt financings, credit or loan facilities, potentially other capital resources, or a combination of one or more of these funding sources. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate certain aircraft development programs or other strategic initiatives. There can be no assurances the Company will be able to obtain additional funding. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses and negative operating cash flows from operations since inception, and it expects to continue to incur losses and negative operating cash flows for the foreseeable future until successful sustainable commercial operations is achieved. Until the Company generates sufficient operating cash flow to fully cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, the Company expects to utilize a combination of equity and debt financing to fund any future remaining capital needs.

The Company’s principal uses of cash in recent periods were to fund our research and development activities, personnel cost and support services, including our battery, motor and charging services. Near-term cash requirements will also include spending on manufacturing facilities and equipment, supporting FAA certification, scaled manufacturing operations for commercialization and development and production of aircraft and charging systems. The Company does not have material cash requirements related to current contractual obligations. The Company’s cash requirements are highly dependent upon management’s decisions about the pace and focus of both our short and long-term spending. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern.

In order to fund its near-term cash requirements, a board member, through an associated company has agreed to fund equity commitments of up to $70,000 of additional Series C preferred stock at the option of the Company. When these funds are combined with the existing cash and cash equivalents of $174,531 on hand as of June 30, 2025, the Company has concluded that management’s plans are probable of being achieved to alleviate substantial doubt about the Company’s ability to continue as a going concern beyond twelve months from the date that the consolidated financial statements are issued.

2. Basis of Presentation and Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. On an ongoing basis, the Company evaluates the estimates used to prepare its consolidated financial statements. Significant estimates and assumptions reflected within these consolidated financial statements include, but are not limited to, revenue recognition, the valuation of the Company’s common stock and stock based awards, income taxes, long-lived assets, and leases. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company’s cash and cash equivalents consists of cash maintained within standard checking, savings, demand deposit, and money market accounts. The Company considers all highly liquid investments with a maturity date of three months or less at the date of purchase to be cash equivalents. Restricted cash represents cash held as collateral with financial institutions in support of a credit arrangement and to provide funds for certain construction activities. Restricted cash is included in prepaid expenses and other current assets for assets that are reasonably expected to be realized in cash or consumed within one year and is included in prepaid expenses and other non-current assets for assets that are reasonably expected to be realized in cash or consumed more than 1 year from the balance sheet date.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet to the total of the amounts in the consolidated statements of cash flows (in thousands):

	As of December 31,
	2024	2023
Cash and cash equivalents	$301,396	$253,545
Restricted cash included in:
Prepaid expenses and other current assets	149	143
Prepaid expenses and other non-current assets for assets	480	448

Total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows	$302,025	$254,136

Accounts Receivable

Accounts receivable represent contractual amounts due to the Company for products and services provided to customers. The Company provides for uncollectible amounts by estimating the expected credit losses over the life of the receivable. As of December 31, 2024 and December 31, 2023, the Company estimated the allowance for expected credit losses to be immaterial. If any accounts or portion thereof are deemed uncollectible, such amounts are expensed when that determination is made.

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and money-market cash equivalents. The Company’s cash is held in accounts with multiple financial institutions that management believes are creditworthy. Certain account balances may periodically exceed the Federal Deposit Insurance Corporation insurance limits of $250 thousand per account. As a result, there is a concentration of credit risk related to amounts in excess of the insurance limits. The Company regularly monitors the financial stability of these financial institutions and believes that there is no exposure to any significant credit risk in cash and cash equivalents.

Specific customer receivable balances in excess of 10% of total accounts receivable as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023
Customer A	25%	45%
Customer B	56%	53%
Customer C	13%	*

*	Less than 10%

Specific revenue from customers exceeding 10% of total revenues for the year ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023
Customer A	48%	67%
Customer B	34%	30%

Property Plant and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. The estimated useful lives are as follows:

Estimated Useful Life
Computer equipment, furniture and fixtures and software	3-7 years
Machinery and equipment and tooling	10 years
Vehicles and aviation	5 and 20 years
Leasehold and land improvements	Lesser of 15 years or remaining lease period
Buildings and structures	40 years
Land	Indefinite

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable based upon estimated future cash flows. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the convertible preferred stock or in stockholders’ equity as a reduction of additional paid-in-capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. The Company did not have any deferred offering costs as of December 31, 2024 and 2023.

Fair Value Measurements

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of investments and is not a measure of the investment credit quality. The hierarchy defines three levels of valuation inputs:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and,

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment.

The Company monitors the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the Company’s policy is to recognize significant transfers between levels at the end of the reporting period. The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. The Company’s cash equivalents of $190,223 and $49,891 as of December 31, 2024 and 2023, respectively, are determined to be Level 1 in the fair value hierarchy described above.

For the years ended December 31, 2024 and December 31, 2023, there were no transfers between Level 1, Level 2 and Level 3.

Leases

Under ASC 842, Leases (“ASC 842”), the Company determines if an arrangement is or contains a lease at inception. For leases with a term of 12 months or less, the Company does not recognize a right-of-use asset or lease liability. Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included as a component of research and development and general and administrative expenses in the consolidated statements of operations and comprehensive loss based on the nature of the lease.

As the Company’s leases typically do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Operating lease right-of-use assets also include the effect of any lease payments made and lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company has elected, as a practical expedient, an accounting policy by class of underlying asset to not separate lease and non-lease components, and instead, accounted for them as a single lease component. As the Company enters into new leases, it will continue to evaluate this accounting policy for any new classes of underlying assets.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments less applicable lease incentives over the lease term. Variable components of the lease payments such as fair market value adjustments, taxes, utilities, and maintenance costs are expensed as incurred and not included in determining the present value.

The Company classifies contractual lease arrangements where it is the lessor as a sales-type, direct financing or operating lease. The associate lease income is classified within Service Revenue on the consolidated statements of operations and comprehensive loss. For sales-type leases, the Company derecognizes the leased asset and recognizes the net investment in the lease on the balance sheet. The Company also sub-leases a portion of its R&D testing facilities and any associated rental income is recognized on a straight-line basis over the respective operating lease terms. Sub-lease income is presented as an offset to the related lease expense within the consolidated statements of operations and comprehensive loss.

Asset Retirement Obligations

The Company establishes an asset retirement obligation (“ARO”) based on the present value of contractually required estimated future costs to retire long-lived assets at the termination or expiration of a lease. The asset associated with the ARO is amortized over the corresponding lease term to operating expense and the ARO is accreted to the value of the obligation at the end of the lease term. As of December 31, 2024 and 2023, the Company had ARO liabilities of $444 and $214, respectively, recorded within other liabilities.

Preferred Stock

The Company’s Series A, Series B and Series C convertible preferred stock (together, the “Preferred Stock”) are classified in stockholders’ equity on the Company’s consolidated balance sheet. The Preferred Stock is redeemable for cash upon the occurrence of a Deemed Liquidation Event, which is defined to include a merger or consolidation of the Company with another entity for which the Company is a constituent party (or a subsidiary of the Company is a constituent party) and sale of all or substantially all of the assets of the Company. As the initiation and consummation of a Deemed Liquidation Event requires approval by the Board and such approval is solely within the control of the Company as the holders of Super Voting Stock, a Deemed Liquidation Event cannot be consummated outside of the control of the Company.

Additionally, the Preferred Stock is subject to paid in kind (PIK) dividends that may be settled in cash, upon the occurrence of a liquidation, dissolution, winding up of the Company, or a Deemed Liquidation Event, or in shares of the Company’s Common Stock in all other settlement scenarios. The PIK dividends only accrue over a two-year period starting on the Preferred Stock’s issuance date. Since the PIK dividends can only be settled in cash upon events that are within the Company’s control and have an implicit cap (i.e. due to the limited accrual period) on the number of shares issuable in share settlement scenarios, they do not cause the Preferred Stock to be classified outside stockholders’ equity on the Company’s consolidated balance sheet.

Revenue Recognition

The Company’s revenues from contracts with customers, including domestic commercial customers and the U.S. Government and its agencies, include the sale of products and provision of services related to the development of electric aircraft, operation of or access to corresponding charge stations and ground service equipment (“GSE”), and aircraft components. Revenues are generated from the following contract types: firm fixed price (“FFP”) where the Company is paid a predetermined price; cost-reimbursable (“CP”) where the Company is paid for reimbursable costs plus a fixed or variable fee, or time and materials (“T&M”) where the Company is paid a fixed hourly rate plus reimbursed for other associated costs. During the years ended December 31, 2024 and 2023, the Company’s revenues were predominantly derived from firm fixed price contracts. The terms in the Company’s contracts generally require payment within 30 to 60 days of invoice issuance, which is typically based on a milestone basis or upon completion or delivery of goods or services, depending on the contract. The Company’s contracts do not contain significant financing components, as differences that arise between receipt of payment and delivery of goods or services is generally within a one-year period.

The Company categorized revenue and costs associated with tangible products as product revenue and revenue and costs associated with engineering, consulting or other services arrangements as service revenue. Service revenue also includes revenue and costs associated with usage and priority access from the Company’s charge stations and from operating and sales-type lease income. In cases where a singular performance obligation encompasses both elements of product revenue and service revenue, the Company classifies the associated revenues and costs based upon the predominant nature of the overall promise made to the customer.

The Company recognizes revenue when a customer obtains control of promised goods or services in accordance with ASC 606 Revenue from Contracts with Customers. The amount of revenue reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. The Company applies the following five steps: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

Certain of the Company’s contracts permit its customers to unilaterally terminate or cancel the contract without substantive termination penalties incurred by the customer upon providing the Company notice of approximately 30-60 days in advance. In such cases, the Company limits the contract duration to the notice period.

A performance obligation is the unit of account in ASC 606 and represents a promise in a contract to transfer a distinct good or service, or a series of distinct goods or services. At contract inception, the Company assesses whether the goods or services promised within each contract are separate performance obligations. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. The Company’s product and service revenue includes single or multiple performance obligations as the underlying contracts specify discrete activities or deliverables in which the customer can benefit from use of each either on its own or with other readily available resources.

Contract modifications frequently occur in the performance of the Company’s contracts. In most instances, the nature of the modification determines whether or not the Company accounts for the modification as an adjustment to the existing contract, in the case of the original goods or services being modified, or as a new contract when the modification provides for additional goods and services that are distinct.

The transaction price is the amount of consideration that the Company would expect to be entitled to under a contract upon fulfillment of the performance obligations. The starting point for estimating the transaction price is the selling price stipulated in the order, however, the Company also includes an estimate of variable consideration to the extent it is probable that it will not result in a significant future reversal of revenue. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

The Company recognizes revenue over time for a performance obligation when there is a continuous transfer of control to the customer, the Company’s performance on the contract creates or enhances an asset that the customer controls as the asset is created or enhanced, or the Company’s performance does not create an asset with an alternative use to the Company and there is an enforceable right to payment for performance completed to date. All other performance obligations are recognized at a point in time. The Company’s product revenues are either recognized over time, using the cost-to-cost input method, or at a point of time which is typically dependent upon whether or not an asset is created with an alternative use. In determining whether an asset is created with an alternative use, the Company considers on a contract-by-contract basis the level of configuration required to meet customer demands and the overall customization of the product. The Company’s service revenue is typically recognized over time when there is a continuous transfer of control to the customer, using a cost-to-cost or time expended input method.

Contract Estimates

For performance obligations recognized over time using an input method, the Company estimates the total cost or time to be incurred, such as flight hours, to complete the performance obligation and recognizes revenue based on a percentage of the associated input in relation to the estimated total at period end. As a significant change in one or more of these estimates could affect the profitability of the Company’s contracts, the Company regularly reviews and updates its contract-related estimates. When changes in estimated total costs or time at completion or in estimated total transaction price are determined, the related impact is recognized on a cumulative basis through revenues. The Company’s contracts did not contain material contract estimates for the years ended December 31, 2024 and 2023.

Contract Balances

Contract assets primarily represent services performed by the Company for which revenue recognition precedes the billing of the services. Contract assets are classified as current assets on the consolidated balance sheets as of December 31, 2024, and 2023. Contract liabilities primarily relate to contracts where the Company received payments but has not yet satisfied the related performance obligations. At each reporting period, to the extent that customer contract billings exceed revenue recognized on such contracts, these contract liabilities are presented as deferred revenue, current or deferred revenue, noncurrent on the consolidated balance sheets as of December 31, 2024, and 2023.

Costs of Revenue

Cost of contracts includes the direct cost of materials, labor, subcontractors, depreciation, and overhead costs (where allowable) used in the production of charge pads, aircraft components, and services provided to customers. Cost of revenues associated with product sales is comprised of purchases made directly for contractual performance obligations primarily recognized overtime, where no inventories are held. Costs are expensed as incurred except for costs incurred to fulfill a contract. which are capitalized and amortized on a straight-line basis over the expected period of performance.

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized. As of December 31, 2024, the Company’s remaining performance obligations were $17,997. The Company currently expects to recognize approximately $13,062 of the remaining performance obligations as revenue during the year ended December 31, 2025 and the remaining to be recognized thereafter.

Governmental Assistance

Governmental assistance is provided to the Company in different forms with varying structures and terms. Governmental assistance includes tax credits, cash grants, and project grants. Often, government assistance is provided to the Company for a particular purpose or to take specific actions. Because there is no specific guidance under U.S. GAAP that addresses the recognition and measurement of government assistance received by non-government entities, the Company accounts for government assistance by analogy to IAS 20, Accounting for Government Grants.

Under the Company’s accounting policy for government assistance, payments are recognized on a systematic basis over the period in which the grant is intended to compensate. For grants or components thereof related to capital expenditures, the Company records payments received as a reduction to the carrying amount of the associated asset which reduces depreciation expense. For grants or components thereof related to income, the Company records a reduction in the related expense that the grant is intended to defray, such as research and development or general and administrative, as applicable in the period in which the corresponding cost is recognized.

Research and Development Costs

Research and development expenses include employee payroll, consulting, materials, tooling, rent and other corporate costs attributable to research and development activities and are expensed as incurred. Certain materials purchased by the Company are determined to have an alternative use to the Company through future research projects or manufacturing. The costs of materials with alternative use to the Company are included within other current assets and expensed within the relevant financial caption as the items are consumed.

Stock Based Compensation

The Company measures all stock options and other stock based awards granted to employees, non-employees, and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company recognizes forfeitures at the time forfeitures occur.

The Company measures stock based awards granted to consultants and non-employees based on the fair value of the award on the grant date. Compensation expense is recognized over the period during which services are rendered by such consultants and non-employees.

The Company classifies stock based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options is equal to the weighted average vesting term plus the contractual term divided by two. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is zero because the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company’s long-term debt have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense using the effective interest method.

Foreign Currency

The Company’s reporting currency is the US dollar. The functional currency of the Company’s foreign subsidiary is the local currency (Canadian dollar), as it is the monetary unit of account of the principal economic environment in which the Company’s foreign subsidiary operates. All assets and liabilities of the foreign subsidiary are translated at the current exchange rate as of the end of the period, and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency consolidated financial statements into US dollars is reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive loss.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss), net of tax. Other comprehensive income (loss), net of tax, refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are recorded as an element of stockholders’ equity but are excluded from net loss. The Company’s other comprehensive income (loss), net of tax, consists of foreign currency translation adjustments that result from consolidation of its foreign entities.

Derivative Financial Instruments

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements. The Company evaluates its contracts and financial instruments to determine if those contracts, or embedded components of those contracts, qualify as derivative financial instruments to be separately accounted for in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). The accounting treatment of derivative financial instruments requires that the Company record embedded features and any related freestanding instruments at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. The Company’s notes payable contains a significant discount to be bifurcated from the host instrument, along with other bifurcated features related to events of default. Due to the low risk of default upon funding and through December 31, 2024, no value has been assigned to these features. Any changes in the value of these features in future periods would be recorded through the consolidated statements of operations and comprehensive loss. The Company reassesses the classification of its derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

Net Loss per Share

Prior to the amendment of the Company’s certificate of incorporation on October 23, 2024, the Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Subsequent to the amendment, the Company calculates diluted net loss per share attributable to common stockholders in conformity with the if-converted method, as the Company’s convertible preferred stock is no longer a participating security. Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities outstanding for the period.

The Company has two classes of common stock that are identical except with respect to voting (Refer to Note 8 for additional detail). As a result, basic and diluted net income per share of Common Stock and Super Voting Common Stock are equivalent.

The Company has generated a net loss for each of the periods presented. Accordingly, basic and diluted net loss per share attributable to common stockholders are the same because the inclusion of the potentially dilutive securities would be anti-dilutive. The net loss per share is the same under both the two-class method and the if-converted method as the holders of the convertible preferred stock are not contractually obligated to participate in losses.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The guidance also requires all public entities with a single reportable segment have to provide all the disclosures required by ASC 280, including the significant segment expense disclosures. The new standard is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The Company adopted the ASU 2023-07 in 2024 (see note 12).

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is still evaluating the effects of adopting this accounting standard on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public entities to disclose in the notes to the consolidated financial statements, of specified information about certain costs and expenses. The new standard is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is still evaluating the effects of adopting this accounting standard on the consolidated financial statements.

3. Revenue Recognition

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by customer type, product or service type, and geographic location, as the Company believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s revenues for customer type are as follows (in thousands):

	Year Ended December 31,
	2024	2023
U.S. Government	$8,636	$10,502
Commercial customers	6,456	4,855

Total	$15,092	$15,357

The Company’s revenues for product or service type are as follows (in thousands):

	Year Ended December 31,
	2024	2023
Product Revenue	$1,857	$206
Service Revenue	13,235	15,151

Total	$15,092	$15,357

All of the Company’s revenue was derived from sales to customers in the United States for the years ended December 31, 2024 and 2023.

Contract Balances

The following tables provide information about contract assets and contract liabilities from contracts with customers (in thousands):

	Year Ended December 31,
	2024	2023
Contract assets	$106	$2,141
Contract liabilities, current	(6,401)	(1,149)
Contract liabilities, non-current	(6,360)	(2,037)

Total	$(12,655)	$(1,045)

Contract assets decreased primarily due to billings related to the satisfaction or partial satisfaction of performance obligations during 2024 exceeding the revenue recognized. Contract liabilities increased during 2024, primarily due to payments received in excess of revenue recognized on these performance obligations. During 2024 and 2023 we recognized $895 and $955 of our contract liabilities as of December 31, 2023 and 2022, respectively, as revenue.

Other Arrangements

During the years ended December 31, 2024 and 2023, the Company also entered into agreements for aircraft sales post certification, with options for pre-certified aircraft that have not been executed. These agreements have no associated revenues or cost of sales for the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, the Company has recorded these deposits of $1,285 and $1,375, respectively, within deferred revenue, non-current.

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2024	2023
Computer equipment and software	12,194	10,862
Furniture and fixtures	1,615	1,564
Machinery and equipment	78,024	28,833
Vehicles and aviation	15,546	18,996
Leasehold improvements	25,888	30,648
Buildings and structures	194,103	166,713
Land improvements	1,239	58
Land	593	593
Construction in progress	22,914	35,062

Total property and equipment	352,116	293,329
Less: accumulated depreciation	(32,528)	(16,991)

Property and equipment, net	$319,588	$276,338

Depreciation expense for the years ended December 31, 2024 and 2023 was $16,464 and $8,618, respectively.

As of December 31, 2024 and 2023, the Company had assets held for sale of $852 and $425 included within prepaid expenses and other current assets. In the years ended December 31, 2024 and 2023, the Company disposed $5,068 and $3,189 of property and equipment, net.

5. Notes Payable

On December 13, 2023, Beta entered into a credit agreement with the Export-Import Bank of the United States (“Ex-Im”). The Ex-Im credit agreement provides a $170,103 direct loan facility which the Company drew $170,103 as of December 31, 2024 and $152,670 as of December 31, 2023. Of the $170,103 in principal amount of borrowings made under the Ex-Im credit agreement, $151,250 can be used to finance the costs of construction of the Company’s production facility, with the remaining $18,853, or 12.46% of borrowings, used to finance the total exposure fees incurred under the agreement. As of December 31, 2024 and 2023, respectively, the Company had received net borrowings of $151,250 and $135,749, and incurred exposure fees of $18,853 and $16,921.

Borrowings under the Ex-Im credit agreement bear interest at a fixed per annum rate of 5.52%, payable quarterly in arrears. The effective per annum interest rate on the Company’s outstanding borrowings under the

Ex-Im credit agreement, which takes into account timing and amount of borrowings and payments, exposure fees, and debt issuance costs, is 7.32%. Borrowings under the Ex-Im credit agreement are required to be repaid in 54 quarterly installments, commencing on September 20, 2025, with a maturity date of December 20, 2038. The Ex-Im credit agreement is secured by first-priority liens on the production facility valued at $139,500.

In addition, the Ex-Im credit agreement contains covenants that limit, among other things, the Company’s ability to sell assets, participate in mergers and acquisitions, and grant liens on certain assets.

Borrowings under the Ex-Im credit agreement are recorded as notes payable, current and notes payable, non-current net of unamortized discount and debt issuance costs, in the Company’s consolidated financial statements. The discount of $20,207 and $18,086 as of December 31, 2024 and 2023 respectively, consists of the initial exposure fee and debt issuance costs. As of December 31, 2024 and 2023, exposure fees were $18,853 and $16,921 and debt issuance costs were $1,354 and $1,165 respectively, which are amortized to interest expense on an effective interest rate basis over the term of the Ex-Im credit agreement.

Total notes payable consisted of the following (in thousands):

	As of December 31,
	2024	2023
Ex-Im credit agreement	$170,103	$152,670
Unamortized discount and debt issuance costs	(18,037)	(18,043)

Total notes payable	$152,066	$134,627
Less: notes payable, current	(2,835)	—

Notes payable, non-current	$149,231	$134,627

The estimated aggregate amounts and timing of payments on the Company’s notes payable for the next five fiscal years and thereafter are as follows (in thousands):

As of December 31, 2024
2025	$2,835
2026	5,670
2027	11,340
2028	11,340
2029	11,340
Thereafter	127,578

Total principal payments	170,103
Unamortized discount and debt issuance costs	(18,037)

Total	$152,066

The Company’s long-term notes payable is recorded on an amortized cost basis and has a fair value of $157,043 and $134,584 as of December 31, 2024 and December 31, 2023, respectively. The fair value of the notes payable is based on quoted prices in similar markets, which is a Level 2 input within the fair value hierarchy.

6. Leases

The Company’s lease arrangements consist of facility, vehicle, aircraft, and equipment leases, as well as other short-term leases for storage and office space. The Company determines if an arrangement is a lease and identifies the classification of the lease as a financing lease or an operating lease at inception.

At the date of commencement, lease liabilities are recorded at the present value of the future minimum lease payments over the lease term. The lease term is equal to the initial term at commencement plus any renewal or extension options that the Company is reasonably certain will be exercised. ROU assets at the date of commencement are equal to the amount of the initial lease liability, the initial direct costs incurred by the Company, and any prepaid lease payments less any incentives received.

The Company’s lease terms generally allow for the extension or termination of its leases and the Company accounts for the extension and termination when it is reasonably certain that it will exercise the option or terminate the lease. Reassessment of the lease term occurs when there is a significant event or a significant change in circumstances that is within the control of the Company that directly affects whether the Company is reasonably certain to exercise or not exercise an option to extend or terminate the lease or to purchase the underlying asset.

The table below presents certain information related to the lease costs (in thousands):

	Year Ended December 31,
	2024	2023
Operating lease cost (excluding short-term leases)	$3,948	$4,058
Other Lease Costs
Short-term lease cost	977	815
Variable lease cost	1,008	866

Total lease cost(1)	$5,933	$5,739

(1)	Consists primarily of common maintenance fees, insurance, utilities, and airport landing fees.

Supplemental balance sheet information related to leases was as follows (in thousands, except lease term and discount rate):

Operating leases:

	As of December 31,
	2024	2023
Operating lease right-of-use assets, net	$15,627	$18,801
Operating lease liability, current	1,741	1,565
Operating lease liability, non-current	16,683	19,078

Total operating lease liabilities	$18,424	$20,643

Weighted-average remaining lease term	8.76 years	9.16 years
Weighted-average discount rate	11.89%	11.57%

Minimum lease payments under leases as of December 31, 2024, by fiscal year were as follows (in thousands):

Operating Leases
2025	$3,211
2026	3,549
2027	3,522
2028	3,552
2029	3,459
Thereafter	38,077

Total lease payments	55,370
Less imputed interest	(36,946)

Present value of future lease payments	$18,424

Certain lease agreements contain provisions which could require restoration of real estate to its original condition at the end of the lease term. The Company has recorded asset retirement obligations for which the liability was initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. For the years ended December 31, 2024 and 2023, the Company had $444 and $214 of asset retirement obligations included within other liabilities.

7. Commitments and contingencies

Commitments

On May 25, 2021, the Company exercised its right to buy shares back from a former employee of the Company, to be paid over five years. In accordance with the fair value of the shares determined by the Company, as of December 31, 2024 and 2023, the Company’s remaining liability for the share buy-back was $913 and $1,827, respectively. As of December 31, 2024 and 2023 there were outstanding checks of $477 and $3,005, respectively, for principal and interest payments made to the former employee that remained uncashed.

Legal Proceedings

At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

On May 26, 2021, the Company was named a defendant in an action brought by Blue Force Technologies, Inc. (“Blue Force”) in the U.S. District Court for the Middle District of North Carolina. The complaint alleges that the Company breached the parties’ contract by improperly terminating their agreement and allegedly excluding Blue Force from subsequent participation in a Company program. Blue Force also alleges that the Company has improperly obtained and made use of proprietary Blue Force information. The Company filed a motion for summary judgment that it lawfully terminated the agreement, which was granted by the court in 2023. In 2023, Blue Force made a one-time settlement payment to the Company, which has been presented as an offset to the Company’s general and administrative expenses. As part of the settlement, Beta also secured assignment of ownership and/or a worldwide, irrevocable license in perpetuity for all intellectual property developed for it by Blue Force.

Indemnification Agreements

As permitted under Delaware law, the Company indemnifies its officers, directors, and employees for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification is for the officer’s or director’s lifetime. Further, in the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date however, the Company has not incurred any material costs as a result of such indemnifications nor experienced any losses related to them. As of December 31, 2024, the Company was not aware of any claims under indemnification arrangements and does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible; therefore, no related reserves were established.

8. Convertible Preferred Stock and Stockholders’ Equity

Common Stock

As of December 31, 2024, and 2023, the Company had 35,000,000 shares of common stock authorized, 8,411,991 and 8,315,991 shares of common stock issued and 5,804,680 and 5,726,318 shares of common stock outstanding, respectively. Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Super Voting Common Stock

During 2021, the Company authorized and issued 1,332,277 shares of super voting common stock, which remain outstanding as of December 31, 2024. The holder of the Company’s super voting common stock is entitled to forty votes for each share on all matters submitted to a vote of the stockholders, including the election of directors. Each share of super voting common stock is convertible into one share of common stock at any time.

The size of the board of directors cannot be changed without the consent of the individual owning the shares of super voting common stock. The individual also retains the right to designate a majority of the board. Two board members are designated by specific holders of the preferred stock. The election of the remaining minority board members is submitted to a vote of the stockholders.

Preferred Stock

The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 17,116,522 shares of preferred stock, of which 5,020,952 shares are designated as Series A Preferred Stock, 480,307 shares are designated as Series A-1 Preferred Stock, 1,584,493 shares are designated as Series A-2 Preferred Stock, 1,703,958 shares are designated as Series A-3 Preferred Stock, 4,846,370 shares are designated as Series B Preferred Stock, and 3,480,442 shares are designated as Series C Preferred Stock.

Preferred Stock as of December 31, 2024 and 2023 consisted of the following (in thousands, except share and per share amounts):

	Series A as of December 31, 2024 and 2023
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series A	5,020,952	5,020,952	$73.27	$367,886
Series A-1	480,307	480,307	$11.69	34,989
Series A-2	1,584,493	1,584,493	$14.03	115,375
Series A-3	1,703,958	1,703,958	$17.54	121,755

	8,789,710	8,789,710		$640,005

Less stock issuance costs				(15,272)

Carrying value of Series A stock				$624,733

	Series B as of December 31, 2024 and 2023
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value 2024	Carrying value 2023
Series B	4,846,370	3,982,998	$103.17	$410,925	$410,925
Less stock issuance costs				(13,301)	(13,301)
Series B PIK Dividend				72,265	45,138

Carrying value of Series B stock				$469,889	$442,762

	Series C as of December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series C	3,480,442	2,830,324	$114.47	$323,987
Less stock issuance costs				(10,870)
Series C PIK Dividend				3,574

Carrying value of Series C stock				$316,691

The holders of Series A, Series A-1, Series A-2, Series A-3, Series B, and Series C Preferred Stock have various rights and preferences as follows:

	Series A, Series A-1, Series A-2, and Series A-3	Series B	Series C
Voting

Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock super voting common stock, on all matters submitted to a vote of the stockholders, including the election of directors.

Dividends

The holders of Series A, Series A-1, Series A-2, and Series A-3 preferred stock shall be entitled to receive noncumulative dividends prior and in preference to any dividends paid on the common stock, at the rate of 8% of the purchase price per share per annum, when, and only if declared by the Board of Directors. No dividends have been declared or paid on the Company’s preferred stock.

The holders of Series B preferred stock accrue dividends on each such share at a rate of 6% per annum on the value of the share. Dividends shall be cumulative and accrue, whether or not declared, in arrears on a quarterly basis until the second anniversary of the Series C Initial Closing Date. The dividends on a share of Series B preferred stock shall be paid in kind by adding the Series B dividend to the original issue price of such share (“Stated Value”).

The holders of Series C preferred stock accrue dividends on each such share at a rate of 6% per annum on the value of the share. Dividends shall be cumulative and accrue, whether or not declared, in arrears on a quarterly basis until the second anniversary of the issuance date. The dividends on a share of Series C preferred stock shall be paid in kind by adding the Series C dividend to the Stated Value.

Liquidation Amount

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series C preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and shall be entitled to be paid out of the consideration payable to stockholders, in either case before any payment shall be made to the holders of Series B preferred stock, Series A preferred stock, Series A sister stock, common stock or super voting stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Stated Value of such share plus any dividends accrued but unpaid and (ii) such amount per share as would have been payable had all shares of Series C preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

After the payment in full to the holders of shares of Series C preferred stock, the holders of shares of Series B preferred stock then outstanding shall be entitled to be paid out of the remaining available proceeds, before any payment shall be made to the holders of Series A preferred stock, Series A sister stock, common stock or super voting stock.

	Series A, Series A-1, Series A-2, and Series A-3	Series B	Series C

After the payment in full of all Series C, Series B and Series A liquidation amounts required to be paid to the holders of shares of preferred, the remaining available proceeds shall be distributed among the holders of shares of common stock and super voting stock, pro rata based on the number of shares held by each such holder.

Redemption

The Preferred Stock is redeemable for cash upon the occurrence of a Deemed Liquidation Event, which is defined to include a merger or consolidation of the Company with another entity for which the Company is a constituent party (or a subsidiary of the Company is a constituent party) and sale of all or substantially all of the assets of the Company.

Voluntary Conversion

Each share of preferred stock is convertible at the option of the holder into shares of Common Stock. The conversion price per share of Series A, Series A-1, Series A-2, and Series A-3 convertible preferred stock shall be $73.27, $11.69, $14.03, and $17.54 per share, respectively.

Each share of preferred stock is convertible at the option of the holder into shares of Common Stock as by dividing the Stated Value of preferred stock plus all accrued but unpaid dividends by the conversion price in effect at the time of conversion for such series of preferred stock. Series B Preferred Stock shall initially be equal to $103.17 per share.

Each share of preferred stock is convertible at the option of the holder into shares of Common Stock as by dividing the Stated Value of preferred stock plus all accrued but unpaid dividends by the conversion price in effect at the time of conversion for such series of preferred stock. Series C Preferred Stock shall initially be equal to $114.47 per share.

Mandatory Conversion

Each share of preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of an underwritten public offering, a business combination transaction between the Company and a publicly-traded special purpose acquisition company (“SPAC”), or the initial listing of Common Stock on a national securities exchange. These events are subject to valuation and timing constraints for each class of preferred stock.

9. Stock Based Compensation

2018 Equity Incentive Plan

On August 1, 2018, the Company adopted the 2018 Equity Incentive Plan, as amended (the “2018 Plan”), which provides for the Company to grant qualified incentive stock options, nonqualified stock options, stock grants, and other stock based awards to employees and non-employees to purchase the Company’s common stock. The 2018 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board.

As of December 31, 2024 and 2023, the total number of shares of common stock that may be issued under the 2018 Plan was 3,930,962, of which 720,584 and 1,119,599 remained available for future grant.

The exercise price for incentive options is determined at the discretion of the board of directors. All incentive options granted to any person possessing less than 10% of the total combined voting power of all classes of stock may not have an exercise price of less than 100% of the fair market value of the common stock on the grant date. All incentive options granted to any person possessing more than 10% of the total combined voting power of all classes of stock may not have an exercise price of less than 110% of the fair market value of the common stock on the grant date.

The option term for incentive awards may not be greater than ten years from the date of the grant. Incentive options granted to persons possessing more than 10% of the total combined voting power of all classes of stock may not have an option term of greater than five years from the date of the grant. The vesting period of equity-based awards is determined at the discretion of the board of directors, which is generally three years.

Shares that are expired, terminated, surrendered, or canceled under the 2018 Plan without having been fully exercised will be available for future awards.

The following table summarizes the Company’s stock option activity during the year ended December 31, 2024 (in thousands, except share and per share amounts):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	2,542,684	$27.06	7.34	$68,621
Granted	413,625	53.97
Exercised	(96,000)	17.21
Forfeited or cancelled	(121,972)	32.89

Outstanding as of December 31, 2024	2,738,337	$31.21	6.80	$71,168
Options exercisable as of December 31, 2024	2,042,923	22.39	6.09	$66,707
Vested and expected to vest as of December 31, 2024	2,738,337	31.21	6.80	$71,168

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2024 and December 31, 2023 was $3,405 and $1,638, respectively.

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2024 and December 31, 2023 was $32.43 and $28.72, respectively. As of December 31, 2024, there was $19,391 of unrecognized compensation cost related to unvested stock options. This amount is expected to be recognized over a weighted average period of 2.0 years.

The fair value of stock options granted during 2024 was estimated using the following assumptions:

	Year Ended December 31,
	2024	2023
Stock price	$54.67	$44.05 – 51.15
Exercise price	$53.97	$44.16
Risk-free interest rate	3.7%	3.6 – 4.4%
Expected term (in years)	5.0 – 6.6	4.0 – 6.5
Dividend yield	0%	0%
Expected volatility	62.1 – 64.3%	62.6 – 67.4%

Total Stock Based Compensation Expense

Total stock based compensation expense recorded under ASC 718 related to stock options and awards granted to employees and nonemployees and repurchases was allocated to costs of contracts, research and development, and general and administrative expense as follows (in thousands):

	Year Ended December 31,
	2024	2023
Cost of product revenue	$24	$5
Cost of service revenue	143	168
Research and development	6,485	5,008
General and administrative	5,453	3,780

Total stock based compensation	$12,105	$8,961

Stock Purchases

During the year ended December 31, 2024 and 2023, the Company issued 96,000 and 56,338 shares of common stock in exchange for $1,652 and $723 in gross proceeds, respectively.

10. Income Taxes

During the year ended December 31, 2024 and 2023, the Company recorded $514 and $1,030 of tax expense, respectively, representing an effective tax rate of 0.2% and 0.6%, respectively. During the year ended December 31, 2024, the Company is generating state tax expense of $106 primarily related to current state tax expense and return to provision adjustments for the 2023 tax returns. The Company is also generating current foreign tax expense of $644 and deferred tax benefit of $236 as a result of their foreign subsidiary activity. During the year ended December 31, 2023, the Company recorded current U.S. federal tax expense of $29 related to interest accrued on the Company’s 2018 and 2019 amended returns and state tax expense of $63 primarily related to return to provision adjustments made for 2018 and 2019 amended state returns. The Company is generating current foreign tax expense of $305 and deferred tax expense of $638 in 2023 as a result of their foreign subsidiary activity. The Company has incurred recent losses over the past few years in the U.S., and therefore has provided a full valuation allowance against its U.S. deferred tax assets.

The following table summarizes the components of the Company’s provision for income taxes (in thousands):

	Year Ended December 31,
	2024	2023
Current:
Federal	$—	$29
State	106	63
Foreign	644	305

Total current provision for income taxes	$750	$397

Deferred
Federal	$—	$—
State	—	—
Foreign	(236)	633

Total deferred provision for income taxes	$(236)	$633

Total income tax (benefit) expense	$514	$1,030

A reconciliation of the expected income tax computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2024	2023
Income tax computed at federal statutory rate	21.0%	21.0%
State taxes, net of federal benefit	2.8%	2.2%
Permanent differences	(1.1%)	(1.4%)
Prior Year Credit True Up	1.1%	(4.5%)
Credits	2.1%	2.3%
Change in valuation allowance	(26.1%)	(20.2%)

Effective income tax rate	(0.2%)	(0.6%)

The Company’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2024	2023
Deferred tax assets:
Net operating losses	$90,330	$55,806
Tax credits	22,046	13,567
Equity based compensation	2,046	1,513
Lease liability	8,294	9,695
Reserves	379	372
Capitalized research and development expenses	90,202	59,124
Accruals and other temporary differences	3,000	39

Gross deferred tax assets	216,297	140,116
Depreciation	(16,904)	(10,878)
Right of use asset	(7,476)	(9,167)
Less valuation allowance	(191,734)	(120,116)

Net deferred tax assets (liabilities)	$183	$(45)

Activity in the deferred tax assets valuation allowance is summarized as follows (in thousands):

Deferred tax assets valuation allowance:
As of December 31, 2022	$84,873
Additions	$35,243
Reductions/Charges	—

Year ended December 31, 2023	$120,116
Additions	$71,618
Reductions/Charges	—

As of December 31, 2024	$191,734

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. Under the Act, research and experimental expenditures incurred for tax years beginning after December 31, 2021 must be capitalized and amortized ratably over five or fifteen years for tax purposes, depending on where the research activities are conducted.

The Company evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets as of December 31, 2024. Management considered the Company’s cumulative U.S. losses and concluded as of December 31, 2024, that it was more likely than not that the Company would not realize the benefits of the U.S. deferred tax assets. Accordingly, a full valuation allowance was established against the U.S. net deferred tax assets as of the years ended December 31, 2024 and 2023. The valuation allowance increased by $71,618 for the year ended December 31, 2024, primarily as a result of operating losses generated with no corresponding financial statement benefit.

As of December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $364,723 and $289,303, respectively, which carryforward indefinitely for federal purposes and begin to expire in 2030 for state purposes. As of December 31, 2024 and 2023, the Company had federal research and development tax credit carryforwards of approximately $19,043 and $11,995, respectively, which begin to expire in 2039. As of December 31, 2024 and 2023, the Company had state research and development tax credit carryforwards of approximately $2,858 and $1,375, respectively, which begin to expire in 2032. As of December 31, 2024 and 2023, the Company had foreign federal research and development tax credit carryforwards of approximately $144 and $197 respectively, which begin to expire in 2043.

The Company’s ability to utilize the tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax law. The Company has not completed a full tax credit study through December 31, 2024.

The Company files federal and state tax returns in the United States as well as foreign tax returns in Canada. All tax years since incorporation remain open to examination by the major taxing jurisdictions (federal, state and foreign) to which the Company is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service (IRS) or other authorities if they have or will be used in a future period. The Company is not currently under examination by the IRS or any other jurisdictions for any tax year.

The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on an annual basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. As of December 31, 2024, the Company had no recorded liabilities for uncertain tax positions and had no accrued interest or penalties related to uncertain tax positions. The Company does not expect a material change in unrecognized tax benefits in the next twelve months.

The Company permanently reinvests the earnings of its foreign subsidiary, and therefore does not provide for taxes that could result from the distributions of those earnings to the U.S.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. These reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. The Company has recorded deferred tax assets of $183 in prepaid expenses and other non-current assets and deferred tax liabilities of $45 in other non-current liabilities as of December 31, 2024, and 2023, respectively.

11. Net Loss Per Share

Net loss per share basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2024	2023
Numerator:
Net loss	$(275,645)	$(175,563)
PIK dividend on Preferred Stock	(30,701)	(26,368)

Net loss attributable to common stockholders	(306,346)	(201,931)

Denominator:
Weighted average common shares outstanding, basic and diluted	7,089,302	7,036,685

Net loss per share, basic and diluted	$(43.21)	$(28.70)

The Company’s Series B and Series C Preferred Stockholders are entitled to cumulative dividends based on their stated value as described in Note 8. As such, the Company calculates its net loss attributable to common stockholders by adjusting its net loss for the aggregate cumulative dividends that had accrued since the original issuance dates in the period in which the Preferred Stockholders became legally entitled to such dividends.

The Company’s potentially dilutive securities, which include stock options to purchase common stock and Preferred Stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Year Ended December 31,
	2024	2023
Convertible Series A preferred stock	8,789,710	8,789,710
Convertible Series B preferred stock	3,982,998	3,982,998
Convertible Series C preferred stock	2,830,324	—
Options to purchase common stock	2,738,337	2,542,684

	18,341,369	15,315,392

12. Segment Reporting

The Company has one operating and reportable segment – Development and Manufacturing Electric Aircrafts. The Company determined its reportable segment using the management approach based on how the chief operating decision maker (“CODM”) evaluates the business. Substantially all Company’s fixed assets are located in the United States and all of the Company’s revenue is generated in the United States. The company’s foreign operations consist of expenses associated with engineering and related supporting administrative services.

The Company’s CODM is its Chief Executive Officer. As the Company has a single reportable segment and is managed on a consolidated basis, the measure of segment profit or loss is consolidated net loss as reported in the consolidated statements of operations and comprehensive loss. The CODM reviews the financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The CODM does not use any segment asset measures to assess performance and decide how to allocate resources. The Company does not have intra-entity sales or transfers.

The following table sets out the Company’s measure of profit or loss and significant segment expenses for the Development and Manufacturing Electric Aircrafts Segment (in thousands):

	Year Ended December 31,
	2024	2023
Revenues	$15,092	15,357
Cost of revenues	(4,519)	(2,025)
Operating (expenses) revenues:
Research and development	(206,910)	(138,273)
General and administrative	(75,883)	(61,629)
Other Segment items(1)	(3,425)	11,007

Net Loss	$(275,645)	(175,563)

(1)	Other segment items are comprised of interest income/expense and income taxes.

13. Government Assistance

On January 24, 2023, the Company entered into an agreement with ARMI (“2023 Agreement”). ARMI is a nonprofit organization whose mission is to advance the bioeconomy of the United States. ARMI has been granted authority under the Other Transaction Authority Agreement (“OTAA”) by the Department of Health and Human Services (“DHHS”) to support projects that enhance public health preparedness. The Company also executed an agreement with ARMI during 2024 (“2024 Agreement”).

In connection with the 2023 Agreement, the Company constructed and delivered one Rapid Response Forward Operating Base (“FOB”). The FOB is a mobile control center and charge pad that can be transported and deployed quickly in remote or hard-to-access areas. Additionally, the agreement provides that the Company will install 11 electric charging stations at various airports of ARMI’s choosing across the southeast United States. ARMI will not take ownership of the charging stations and will not be granted any additional rights or preferences associated with the charging stations.

ARMI will reimburse Beta for all costs related to the installation of the charging stations and FOB, up to a total amount of $9,950, which includes a portion of reimbursement for general and administrative costs. The FOB construction and delivery is considered a contract with a customer and revenue is recorded under ASC 606 (see Note 3). The charging station grants are recorded as a reduction to the asset carrying value within property and equipment on the balance sheet, and as a reduction to the general and administrative expenses incurred on the consolidated statements of operations and comprehensive loss. The grant receivable is recorded as the project costs are incurred on the charging stations. The Company recorded $2,828 and $3,224 as a reduction to construction in progress and $1,119 and $1,441 as a reduction to general and administrative expenses during the years ended December 31, 2024 and 2023, respectively.

In connection with the 2024 Agreement, the Company was contracted to perform support services related to the FOB, perform a trade study incorporating pathogen containment, and install an additional 11 electric charging stations at various airports of ARMI’s choosing to enhance e-aviation charging corridors and for proximity to hospitals. Pursuant to the 2024 Agreement, ARMI will provide up to $9,875 of funding to Beta, which includes a portion of reimbursement for general and administrative costs. The FOB support services and trade study is considered a contract with a customer and revenue is recorded under ASC 606. The charging station grants are recorded as a reduction to the asset carrying value within property and equipment on the balance sheet, and as a reduction to general and administrative expenses incurred on the consolidated statements of operations and comprehensive loss. The grant receivable is recorded as the project costs are incurred on the charging stations. The Company recorded $5,417 as a reduction to property and equipment and $1,780 as a reduction to general and administrative expenses during the year ended December 31, 2024.

On September 30, 2024, the Company entered into an agreement with Michigan Department of Transportation (“MDOT”). In connection with this agreement, the Company will construct and install up to four charging stations across Michigan to create an intrastate aircraft charging network. MDOT will provide funding up to $2,601 of associated costs. MDOT will not take ownership of the charging stations and will not be granted any additional rights or preferences associated with the charging stations. The grant will be recorded as a reduction to the asset carrying value within property and equipment on the balance sheet, and will be recorded as the project costs are incurred on the charging stations.

The Company receives tax credits for scientific research and experimental development from Revenue Québec based on the salaries and wages related to certain activities performed in Canada. These credits are refundable in cash and the amounts are presented as a reduction of research and development expense. The Company recognized reductions to research and development in the consolidated statements of operations and comprehensive loss of $1,049 and $1,007 for the years ended December 31, 2024 and 2023, respectively.

14. Related Party Transactions

The Company generates revenue from transactions with related parties, primarily through the Company’s relationship with United Therapeutics Corporation and ARMI, who have executives that are also on the Company’s Board of Directors. Related party revenue was $6,552 and $4,703 for the years ended December 31, 2024 and December 31, 2023, respectively. The Company has recorded related party accounts receivable of $1,473 and $1,200 as of December 31, 2024 and December 31, 2023, respectively. The Company has deferred revenue (current) with related parties of $400 and $0 as of December 31, 2024 and December 31, 2023, respectively. The non-current portion of deferred revenue with related parties is $3,497 and $0 as of December 31, 2024 and December 31, 2023, respectively. The Company has prepaid expenses and other current assets with related parties of $9,897 and $1,385 as of December 31, 2024 and December 31, 2023, respectively.

In 2024, as part of the Series C financing, 1,040,870 shares of Series C preferred stock were purchased by board members or their associated companies.

The Company enters into certain transactions with members of management for the lease of aircraft and property for use within the business. The aggregate expenses total $133 and $97 for the years ended December 31, 2024 and 2023, respectively. These amounts are included with general and administrative expenses on the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024 and December 31, 2023, respectively.

In 2023, the Company purchased an aircraft from a member of the board of directors in the amount of $7,250.

15. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	Year Ended December 31,
	2024	2023
Restricted cash	$149	143
Prepaid expenses	6,408	7,257
Grants receivable	9,897	1,385
Supplies and materials	3,659	9,417
Assets held for sale	852	425
Other	2,720	3,532

Prepaid expenses and other current assets	$23,685	22,159

16. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	Year Ended December 31,
	2024	2023
Accrued expenses	$24,517	20,368
Share buy-back liabilities	685	685
Financing lease liabilities	58	13
Payroll liabilities	2,044	3,850
Other	2,041	496

Accrued expenses and other current liabilities	29,345	25,412

17. Subsequent Events

The Company has evaluated subsequent events after December 31, 2024, through July 14, 2025, the date these financial statements were available to be issued. On July 11, 2025, a board member, through an associated company has agreed to fund equity commitments of up to $70,000 of additional Series C preferred stock at the option of the Company. We have concluded that no other subsequent events have occurred that require recognition or disclosure.

BETA TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$174,531	$301,396
Accounts receivable(1)	3,667	2,152
Prepaid expenses and other current assets(1)	15,051	23,791

Total current assets	193,249	327,339
Property and equipment, net	323,208	319,588
Operating lease right-of-use assets	17,113	16,411
Other assets	3,929	3,034

Total assets	$537,499	$666,372

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,705	$16,232
Deferred revenue, current	5,945	6,401
Operating lease liabilities, current	1,523	1,741
Notes payable, current	5,670	2,835
Accrued expenses and other current liabilities	39,254	29,345

Total current liabilities	68,097	56,554
Deferred revenue, non-current(2)	9,645	6,360
Operating lease liabilities, non-current	17,500	16,683
Notes payable, non-current	147,470	149,231
Other liabilities	1,575	1,601

Total liabilities	$244,287	$230,429

Commitments and contingencies (see Note 7)
Convertible preferred stock and stockholders’ equity:
Convertible Series A preferred stock, $0.0001 par value, 8,789,710 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $640,005 as of June 30, 2025 and December 31, 2024	624,733	624,733
Convertible Series B preferred stock, $0.0001 par value, 4,846,370 shares authorized; 3,982,998 shares issued and outstanding as of June 30, 2025 and December 31, 2024; liquidation preference of $497,795 and $483,190 as of June 30, 2025 and December 31, 2024, respectively	484,494	469,889
Convertible Series C preferred stock, $0.0001 par value, 3,480,442 shares authorized; 2,856,966 and 2,830,324 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively; liquidation preference of $340,546 and $327,561 as of June 30, 2025 and December 31, 2024, respectively	329,506	316,691
Common stock, $0.0001 par value, 35,000,000 shares authorized; 5,859,988 and 5,804,680 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1	1
Common stock, super voting, $0.0001 par value, 1,332,277 shares authorized, issued, and outstanding as of June 30, 2025 and December 31, 2024	—	—
Treasury stock	(5,888)	(5,888)
Additional paid-in capital	—	—
Accumulated deficit	(1,139,651)	(969,276)
Foreign currency translation adjustments	17	(207)

Total convertible preferred stock and stockholders’ equity	293,212	435,943

Total liabilities, convertible preferred stock and stockholders’ equity	$537,499	$666,372

(1)

Includes related party amounts of $1,243 and $1,473 (accounts receivable) and $0 and $9,897 (prepaid expenses and other current assets) as of June 30, 2025, and December 31, 2024, respectively (see note 14)

(2)	Includes related party amounts of $811 and $400 (deferred revenue) and $6,860 and $3,497 (deferred revenue, non-current) as of June 30, 2025, and December 31, 2024, respectively (see note 14)

See accompanying notes to unaudited condensed consolidated financial statements

BETA TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024
Revenues:
Product revenue(1)	$5,032	$596
Service revenue(1)	10,533	6,993

	15,565	7,589
Cost of revenues:
Product revenue	595	589
Service revenue	2,333	1,521

	2,928	2,110
Gross margin:
Product revenue	4,437	7
Service revenue	8,200	5,472

	12,637	5,479
Operating expenses:
Research and development	115,899	92,105
General and administrative(2)	54,075	36,567

Total operating expenses	169,974	128,672

Loss from operations	(157,337)	(123,193)

Other expense:
Interest expense	(5,750)	(5,594)
Interest income	4,720	4,705

Total other expense	(1,030)	(889)

Loss before income taxes	(158,367)	(124,082)
Income tax expense	(327)	(55)

Net loss	(158,694)	(124,137)
PIK dividend on Preferred Stock	(24,540)	(12,952)

Net loss attributable to common stockholders	$(183,234)	$(137,089)

Net loss per share attributable to common stockholders, basic and diluted	$(25.57)	$(19.38)

Weighted average common shares outstanding, basic and diluted	7,167,070	7,072,532

Comprehensive loss:
Net loss	$(158,694)	$(124,137)
Foreign currency translation adjustments	224	(70)

Comprehensive loss	$(158,470)	$(124,207)

(1)	Includes related party amounts of $0 and $524 (product revenue) and $3,610 and $2,546 (service revenue) for the six months ended June 30, 2025 and 2024, respectively (see note 14)
(2)	Includes related party amounts of ($140) and ($508) (general and administrative) for the six months ended June 30, 2025 and 2024, respectively (see note 14)

See accompanying notes to unaudited condensed consolidated financial statements

BETA TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

(Unaudited)

	Preferred Stock (Series A, B, and C)		Common Stock, including Super Voting Common Stock and Treasury Stock		Additional paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustments	Total Convertible Preferred Stock and Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	12,772,708	$1,067,495	7,058,595	$(5,357)	$—	$(676,687)	$(13)	$385,438
Issuance of common stock for cash	—	—	49,514	—	970	—	—	970
Repurchase of common stock	—	—	(17,638)	(530)	—	—	—	(530)
Preferred stock PIK dividend	—	12,952	—	—	(5,573)	(7,379)	—	—
Stock based compensation	—	—	—	—	4,603	—	—	4,603
Foreign currency translation adjustments	—	—	—	—	—	—	(70)	(70)
Net Loss	—	—	—	—	—	(124,137)	—	(124,137)

Balance as of June 30, 2024	12,772,708	$1,080,447	7,090,471	$(5,887)	$—	$(808,203)	$(83)	$266,274

Balance as of December 31, 2024	15,603,032	$1,411,313	7,136,957	$(5,887)	$—	$(969,276)	$(207)	$435,943
Issuance of common stock for cash	—	—	55,308	—	1,245	—	—	1,245
Issuance of series C preferred stock, net of issuance costs	26,642	2,880	—	—	—	—	—	2,880
Preferred stock PIK dividend	—	24,540	—	—	(12,859)	(11,681)	—	—
Stock based compensation	—	—	—	—	11,614	—	—	11,614
Foreign currency translation adjustments	—	—	—	—	—	—	224	224
Net Loss	—	—	—	—	—	(158,694)	—	(158,694)

Balance as of June 30, 2025	15,629,674	$1,438,733	7,192,265	$(5,887)	$—	$(1,139,651)	$17	$293,212

See accompanying notes to unaudited condensed consolidated financial statements

BETA TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024
Operating activities
Net loss	$(158,694)	$(124,137)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,520	7,425
Loss on disposal of property and equipment	1,541	240
Stock based compensation	11,614	4,603
Non-cash interest expense	1,096	1,052
Non-cash lease expense	458	198
Changes in operating assets and liabilities:
Accounts receivable	(1,515)	(35)
Prepaid expenses and other current assets	4,535	1,618
Other assets and liabilities	(1)	42
Accounts payable, accrued expenses and current liabilities	13,503	7,587
Operating lease liabilities	(427)	(218)
Deferred revenue	2,829	16

Net cash used in operating activities	(114,541)	(101,609)

Investing Activities
Purchases of property and equipment	(12,706)	(38,629)
Proceeds from sale of property and equipment	930	379

Net cash used in investing activities	(11,776)	(38,250)
Financing Activities
Proceeds from convertible Series C preferred stock	3,049	—
Proceeds from the issuance of promissory note	—	14,388
Payment of debt issuance costs	—	(150)
Repayment of borrowings	(228)	(457)
Issuance of common stock	1,245	970
Principal payments on finance lease obligations	(30)	(23)
Stock issuance costs	(1,705)	—
Repurchase of common stock	—	(530)

Net cash provided by financing activities	2,331	14,198

Effect of currency translation on cash, cash equivalents and restricted cash	30	(135)

Decrease in cash, cash equivalents, and restricted cash	(123,956)	(125,796)

Cash, cash equivalents, and restricted cash at beginning of period	302,025	254,136

Cash, cash equivalents, and restricted cash at end of period	$178,069	$128,340

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,700	$4,472
Cash paid for taxes	109	34
Non-cash investing and financing activities
Right-of-use assets recognized for new leases	1,249	796
Right-of-use assets modified for amendments	—	(1,138)
Property and equipment recorded in accounts payable	3,227	7,324
Deferred offering costs included in accounts payable and accrued expenses and other current liabilities	1,877	1,138

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the condensed consolidated balance sheets to the total of the amounts in the condensed consolidated statements of cash flows (in thousands):

	As of June 30, 2025	As of June 30, 2024
Cash and cash equivalents	$174,531	$127,745
Restricted cash included in:
Prepaid expenses and other current assets	3,060	147
Other assets	478	448

Total cash, cash equivalents and restricted cash in the condensed consolidated statements of cash flows	$178,069	$128,340

See accompanying notes to unaudited condensed consolidated financial statements

BETA TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

(Unaudited)

1. NATURE OF OPERATIONS AND LIQUIDITY

Beta Technologies, Inc. (“Beta” or the “Company”) designs, manufactures, and sells high-performance electric aircraft, advanced electric propulsion systems, charging systems and components. The Company has wholly owned subsidiaries located in the United States to hold its interests in aircraft, intellectual and real property, as well as a wholly owned subsidiary in Canada. The Company specializes in the design, development, and manufacturing of electric aircraft, including advanced flight control and electric propulsion systems, with a focus on clean aviation technology. The Company is in the process of testing its electric aircraft for commercial feasibility and Federal Aviation Administration (“FAA”) certification. Although the Company is still in the development phase for its aircraft, companies within the medical, military, personal transport, and logistics industries have shown interest in the application to their businesses. In addition, the Company manufactures and operates charge stations and infrastructure for charging electric aircraft. The charging systems provide the power needed to safely, quickly and efficiently charge electric aircraft. The Company also maintains and provides access to simulators for its customers and partners to understand the capabilities of the aircraft.

Since inception, the Company has devoted substantially all of its time and efforts to performing research and development activities, raising capital, recruiting management and technical staff to support these operations and designing manufacturing processes. To date, the Company has made investments across facilities, equipment, and tooling needed to move toward manufacturing of its aircraft and charging systems. The Company is subject to risks and uncertainties common to early-stage companies in the aerospace industry including, but not limited to, technical risks associated with the successful research, development, and certification from the FAA, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and the ability to secure additional capital to fund operations. Current and future programs will require significant research and development efforts, including extensive testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company’s aviation development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from sales.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms (Note 8), the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock. In the event the Company does not complete an IPO, until such time as the Company can generate significant revenue, if ever, the Company expects to fund its operations through equity offerings or debt financings, credit or loan facilities, potentially other capital resources, or a combination of one or more of these funding sources. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate certain aircraft development programs or other strategic initiatives. There can be no assurances the Company will be able to obtain additional funding. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses and negative operating cash flows from operations since inception, and it expects to continue to incur losses and negative operating cash flows for the foreseeable future until successful sustainable commercial operations is achieved. Until the Company generates sufficient operating cash flow to fully cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, the Company expects to utilize a combination of equity and debt financing to fund any future remaining capital needs.

The Company’s principal uses of cash in recent periods were to fund research and development activities, personnel cost and support services, including battery, motor and charging services. Near-term cash requirements will also include spending on manufacturing facilities and equipment, supporting FAA certification, scaled manufacturing operations for commercialization and development and production of aircraft and charging systems. The Company does not have material cash requirements related to current contractual obligations. The Company’s cash requirements are highly dependent upon management’s decisions about the pace and focus of both short and long-term spending. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern.

In order to fund its near-term cash requirements, on July 16, 2025, the Company entered into a sale-leaseback transaction for two of its buildings with an associated company of a board member and received $32,658 in net proceeds from the sale with an initial leaseback term of 29 years. Through August 2025, the Company issued 623,476 shares of previously authorized Series C Preferred Stock and expanded the shares authorized and issued pursuant to the Series C Preferred Stock offering by 620,600 shares that provided aggregate net proceeds of $142,409. The participants of the Series C Preferred Stock offering consisted of new and previous investors, including board members and their associated companies, and certain members of management.

When these funds are combined with the existing cash and cash equivalents of $174,531 on hand as of June 30, 2025, the Company has concluded that management’s plans are probable of being achieved to alleviate substantial doubt about the Company’s ability to continue as a going concern beyond twelve months from the date that the condensed consolidated financial statements are issued.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited interim condensed consolidated financial statements included have been prepared in accordance with US GAAP for interim financial reporting and as required by Regulation S-X, Rule 10-01. These interim condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, cash flows, and change in equity for the periods presented. Results for the periods presented are not necessarily indicative of the results that may be expected for any subsequent period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes as of and for the year ended December 31, 2024. The December 31, 2024 condensed consolidated balance sheet was derived from the audited consolidated financial statements as of that date. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company’s condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

There have been no changes to the Company’s significant accounting policies described in Note 2 “Summary of Significant Accounting Policies” to the consolidated financial statements and notes as of and for the year ended December 31, 2024 included elsewhere in this registration statement, that have had a material impact on the condensed consolidated financial statements and related notes, other than those described below. Certain items in the prior year’s audited consolidated financial statements have been reclassified to conform to the current presentation.

Concentration of Credit Risk

Specific customer receivable balances in excess of 10% of total accounts receivable as of June 30, 2025 and December 31, 2024 were as follows:

	As of June 30, 2025	As of December 31, 2024
Customer A	58%	25%
Customer B	34%	56%
Customer C	*	13%

*	Less than 10%

Specific revenue from customers exceeding 10% of total revenues for the six months ended June 30, 2025 and 2024 were as follows:

	Six Months Ended June 30,
	2025	2024
Customer A	30%	51%
Customer D	21%	*
Customer B	18%	34%
Customer E	15%	*

*	Less than 10%

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the convertible preferred stock or in stockholders’ equity as a reduction of additional paid-in-capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. The Company recorded $1,877 of deferred offering costs as of June 30, 2025 and there were no deferred offering costs as of December 31, 2024.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is still evaluating the effects of adopting this accounting standard on the condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public entities to disclose in the notes to the consolidated financial statements, of specified information about certain costs and expenses. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (subtopic 220-40): Disaggregation of Income Statement Expenses, Clarifying the Effective Date. ASU 2025-01 clarifies that the guidance in ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is still evaluating the effects of adopting this accounting standard on the condensed consolidated financial statements.

3. REVENUE RECOGNITION

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by customer type, product or service type, and geographic location, as the Company believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s revenues for customer type are as follows (in thousands):

	Six Months Ended June 30,
	2025	2024
U.S. Government	$5,720	$4,903
Commercial customers	9,845	2,686

Total	$15,565	$7,589

The Company’s revenues for product or service type are as follows (in thousands):

	Six Months Ended June 30,
	2025	2024
Product Revenue	$5,032	$596
Service Revenue	10,533	6,993

Total	$15,565	$7,589

All of the Company’s revenue was derived from sales to customers in the United States for the six months ended June 30, 2025 and 2024.

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with customers (in thousands):

	As of
	June 30, 2025	December 31, 2024
Contract liabilities, current	$(5,945)	$(6,401)
Contract liabilities, non-current	(9,645)	(6,360)

Total	$(15,590)	$(12,761)

Contract liabilities increased during the six months ended June 30, 2025, primarily due to payments received in excess of revenue recognized on performance obligations. During the six months ended June 30, 2025 and 2024, the Company recognized $5,454 and $284 of our contract liabilities as of December 31, 2024 and December 31, 2023, respectively, as revenue. Contract liabilities, current includes $1,000 of customer deposits as of June 30, 2025 and no customer deposits as of December 31, 2024. Contract liabilities, non-current includes $2,785 and $2,660 of customer deposits as of June 30, 2025 and December 31, 2024, respectively.

Other Arrangements

During the six months ended June 30, 2025 and 2024, the Company also entered into agreements for aircraft sales pre- and post-certification, with options for pre-certified aircraft that have not been executed. These agreements have no associated revenues or cost of sales for the six months ended June 30, 2025 and 2024.

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized. As of June 30, 2025, the Company’s remaining performance obligations were $16,064. The Company currently expects to recognize approximately $9,204 of the remaining performance obligations as revenue over the next 12 months and the remaining to be recognized thereafter.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	As of June 30, 2025	As of December 31, 2024
Computer equipment and software	$16,603	$12,194
Furniture and fixtures	1,647	1,615
Machinery and equipment	87,060	78,024
Vehicles and aviation	17,370	15,546
Leasehold improvements	27,477	25,888
Buildings and structures	198,010	194,103
Land improvements	1,239	1,239
Land	593	593
Construction in progress	16,239	22,914

Total property and equipment	366,238	352,116
Less: accumulated depreciation	(43,030)	(32,528)

Property and equipment, net	$323,208	$319,588

Depreciation expense for the six months ended June 30, 2025 and 2024 was $10,520 and $7,425, respectively.

As of June 30, 2025 and December 31, 2024, the Company had assets held for sale of $433 and $852 included within prepaid expenses and other current assets, respectively. During the six months ended June 30, 2025 and 2024, the Company disposed $2,473 and $619 of property and equipment, net, respectively.

5. NOTES PAYABLE

On December 13, 2023, Beta entered into a credit agreement with the Export-Import Bank of the United States (“Ex-Im”). The Ex-Im credit agreement provides a $170,103 direct loan facility which the Company drew $170,103 as of June 30, 2025 and December 31, 2024. Of the $170,103 in principal amount of borrowings made under the Ex-Im credit agreement, $151,250 can be used to finance the costs of construction of the Company’s production facility, with the remaining $18,853, or 12.46% of borrowings, used to finance the total exposure fees incurred under the agreement. The discount of $20,207 as of December 31, 2024 consists of the initial exposure fee and debt issuance costs. As of June 30, 2025 and December 31, 2024, exposure fees were $18,853 and debt issuance costs were $1,354, which are amortized to interest expense on an effective interest rate basis over the term of the Ex-Im credit agreement.

Borrowings under the Ex-Im credit agreement bear interest at a fixed rate per annum of 5.52%, payable quarterly in arrears. The effective per annum interest rate on the Company’s outstanding borrowings under the Ex-Im credit agreement, which takes into account timing and amount of borrowings and payments, exposure fees, and debt issuance costs, is 7.32%. Borrowings under the Ex-Im credit agreement are required to be repaid in 54 quarterly installments, commencing on September 20, 2025, with a maturity date of December 20, 2038. The Ex-Im credit agreement is secured by first-priority liens on a certain production facility.

In addition, the Ex-Im credit agreement contains covenants that limit, among other things, the Company’s ability to sell assets, participate in mergers and acquisitions, and grant liens on certain assets.

Notes payable consisted of the following (in thousands):

	As of June 30, 2025	As of December 31, 2024
Ex-Im credit agreement	$170,103	$170,103
Unamortized discount and debt issuance costs	(16,963)	(18,037)

Total notes payable	$153,140	$152,066
Less: notes payable, current	(5,670)	(2,835)

Notes payable, non-current	$147,470	$149,231

The Company’s long-term notes payable is recorded on an amortized cost basis and has a fair value of $157,641 and $157,043 as of June 30, 2025 and December 31, 2024, respectively. The fair value of the notes payable is based on quoted prices in similar markets, which is a Level 2 input within the fair value hierarchy.

6. LEASES

The Company’s lease arrangements consist of facility, vehicle, aircraft, and equipment leases, as well as other short-term leases for storage and office space. There have been no material changes to the Company’s leases during the six months ended June 30, 2025. For additional information, see Note 6, “Leases” in the audited consolidated annual financial statements for the years ended December 31, 2024 and 2023 included elsewhere in this registration statement.

7. COMMITMENTS AND CONTINGENCIES

Commitments

On May 25, 2021, the Company exercised its right to buy shares back from a former employee of the Company, to be paid over five years. In accordance with the fair value of the shares determined by the Company, as of June 30, 2025 and December 31, 2024, the Company’s remaining liability for the share buy-back was $691 and $913, respectively.

Legal Proceedings

At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings. As of June 30, 2025, the Company was not aware of any material existing, pending, or threatened legal actions against the Company.

Indemnification Agreements

As permitted under Delaware law, the Company indemnifies its officers, directors, and employees for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification is for the officer’s or director’s lifetime. Further, in the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date however, the Company has not incurred any material costs as a result of such indemnifications nor experienced any losses related to them. As of June 30, 2025, the Company was not aware of any claims under indemnification arrangements and does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible; therefore, no related reserves were established.

8. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Common Stock

As of June 30, 2025 and December 31, 2024, the Company had 35,000,000 shares of common stock authorized and 5,859,988 and 5,804,680 shares of common stock issued and outstanding, respectively. Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Super Voting Common Stock

During 2021, the Company authorized and issued 1,332,277 shares of super voting common stock, which remain outstanding as of June 30, 2025. The holder of the Company’s super voting common stock is entitled to forty votes for each share on all matters submitted to a vote of the stockholders, including the election of directors. Each share of super voting common stock is convertible into one share of common stock at any time.

The size of the board of directors cannot be changed without the consent of the individual owning the shares of super voting common stock. The individual also retains the right to designate a majority of the board. Two board members are designated by specific holders of the preferred stock. The election of the remaining minority board members is submitted to a vote of the stockholders.

Preferred Stock

The Company’s certificate of incorporation, as amended, designates and authorizes the Company to issue 17,116,522 shares of preferred stock, of which 5,020,952 shares are designated as Series A Preferred Stock, 480,307 shares are designated as Series A-1 Preferred Stock, 1,584,493 shares are designated as Series A-2 Preferred Stock, 1,703,958 shares are designated as Series A-3 Preferred Stock, 4,846,370 shares are designated as Series B Preferred Stock, and 3,480,442 shares are designated as Series C Preferred Stock.

For the six months ended June 30, 2025, the Company declared PIK dividend for Series B and Series C Preferred Stock of $14,605 and $9,935 respectively. For the six months ended June 30, 2024, the Company declared PIK dividend for Series B of $12,952.

9. STOCK BASED COMPENSATION

2018 Equity Incentive Plan

The amounts of stock based compensation expense recorded in the Company’s condensed consolidated statements of operations and comprehensive loss were as follows (in thousands):

	Six Months Ended June 30,
	2025	2024
Cost of product revenue	$30	—
Cost of service revenue	81	60
Research and development	3,826	2,219
General and administrative	7,677	2,324

Total stock based compensation	$11,614	4,603

During the six months ended June 30, 2025, the Company approved modifications to certain incentive stock option awards in connection with the termination of service of an employee. These modifications resulted in an extension of the post-termination exercise period for vested awards and a change of vesting conditions for unvested awards. As a result of these modifications, the Company recorded additional stock based compensation of $3,799 during the period.

As of June 30, 2025 and December 31, 2024, the total number of shares of common stock that may be issued under the 2018 Plan was 3,930,962, of which 215,289 and 720,584, respectively, remained available for future grant.

10. INCOME TAXES

During the six months ended June 30, 2025 and 2024, the Company recorded $327 and $55 of tax expense, respectively, representing an effective tax rate of 0.2% and 0.1%, respectively. For the six months ended June 30, 2025 and 2024, the provision for income taxes differed from the United States federal statutory rate primarily due to a foreign tax provision on foreign taxable earnings and existence of a valuation allowance against net deferred U.S. and state tax assets.

11. NET LOSS PER SHARE

Net loss per share basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Six Months Ended June 30,
	2025	2024
Numerator:
Net loss	$(158,694)	(124,137)
PIK dividend on Preferred Stock	(24,540)	(12,952)

Net loss attributable to common stockholders	(183,234)	(137,089)

Denominator:
Weighted average common shares outstanding, basic and diluted	7,167,070	7,072,532

Net loss per share, basic and diluted	$(25.57)	(19.38)

The Company’s Series B and Series C Preferred Stockholders are entitled to cumulative dividends based on their stated value. As such, the Company calculates its net loss attributable to common stockholders by adjusting its net loss for the aggregate cumulative dividends that had accrued since the original issuance dates in the period in which the Preferred Stockholders became legally entitled to such dividends.

The Company’s potentially dilutive securities, which include stock options to purchase common stock and Preferred Stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Six Months Ended June 30,
	2025	2024
Convertible Series A preferred stock	8,789,710	8,789,710
Convertible Series B preferred stock	3,982,998	3,982,998
Convertible Series C preferred stock	2,856,966	—
Options to purchase common stock	3,188,324	2,438,923

	18,817,998	15,211,631

12. SEGMENT REPORTING

The Company has one operating and reportable segment – Development and Manufacturing Electric Aircrafts. The Company determined its reportable segment using the management approach based on how the chief operating decision maker (“CODM”) evaluates the business. Substantially all Company’s fixed assets are located in the United States and all of the Company’s revenue is generated in the United States. The company’s foreign operations consist of expenses associated with engineering and related supporting administrative services.

The Company’s CODM is its Chief Executive Officer. As the Company has a single reportable segment and is managed on a consolidated basis, the measure of segment profit or loss is consolidated net loss as reported in the consolidated statements of operations and comprehensive loss. The CODM reviews the financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The CODM does not use any segment asset measures to assess performance and decide how to allocate resources. The Company does not have intra-entity sales or transfers.

The Company’s reportable segment information was as follows (in thousands):

	Six Months Ended June 30,
	2025	2024
Revenues	$15,565	7,589
Cost of revenues	2,928	2,110
Operating (expenses) income:
Research and development	(115,899)	(92,105)
General and administrative	(54,075)	(36,567)
Other segment items(1)	(1,357)	(944)

Net Loss	$(158,694)	(124,137)

(1)	Other segment items are comprised of interest income/expense and income taxes.

13. GOVERNMENT ASSISTANCE

As a result of government assistance received under the Company’s agreements with ARMI and Michigan Department of Transportation, incorporated by reference to “2023 Agreement,” “2024 Agreement,” and “MDOT” in the registration statement, the Company recorded reductions within the following accounts for proceeds received from government assistance programs (in thousands):

	Six Months Ended June 30,
	2025	2024
General and administrative expenses	$140	$508
Research and development expenses	649	364
Property and equipment	698	1,118

14. RELATED PARTY TRANSACTIONS

The Company generates revenue from transactions with related parties, primarily through the Company’s relationship with United Therapeutics Corporation and ARMI, who have executives that are also on the Company’s Board of Directors. Related party revenue was $3,610 and $3,070 for the six months ended June 30, 2025 and 2024, respectively. The Company has recorded related party accounts receivable of $1,243 and $1,473 as of June 30, 2025 and December 31, 2024, respectively. The Company has deferred revenue (current) with related parties of $811 and $400 as of June 30, 2025 and December 31, 2024, respectively. The non-current portion of deferred revenue with related parties is $6,860 and $3,497 as of June 30, 2025 and December 31, 2024, respectively. The Company has no prepaid expenses and other current assets with related parties as of June 30, 2025 and $9,897 as of December 31, 2024.

The Company enters into certain transactions with members of management for the lease of aircraft and property for use within the business. The aggregate expenses total $65 and $51 for the six months ended June 30, 2025 and 2024, respectively. These amounts are included with general and administrative expenses on the condensed consolidated statements of operations for the six months ended June 30, 2025 and 2024, respectively.

During the six months ended June 30, 2025, as part of the Series C financing, 1,310 shares of Series C preferred stock were purchased by a member of management.

15. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	As of June 30, 2025	As of December 31, 2024
Restricted cash	$3,060	$149
Prepaid expenses	7,290	6,408
U.S. Grants receivable	—	9,897
Supplies and materials	2,519	3,659
Assets held for sale	433	852
Other	1,749	2,826

Prepaid expenses and other current assets	$15,051	$23,791

16. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	As of June 30, 2025	As of December 31, 2024
Accrued expenses	$29,066	$24,517
Share buy-back liabilities	457	685
Payroll liabilities	6,647	2,044
Other	3,084	2,099

Accrued expenses and other current liabilities	$39,254	$29,345

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after June 30, 2025, through August 20, 2025, the date these financial statements were available to be issued and September 9, 2025, the date these financial statements were reissued.

On July 16, 2025, the Company entered into a sale-leaseback transaction for two of its buildings with an associated company of a board member. The Company received $32,658 in net proceeds from the sale with an initial leaseback term of 29 years.

Through August 2025, the Company issued 623,476 shares of previously authorized Series C preferred stock and expanded the shares authorized and issued pursuant to the Series C preferred stock offering by 622,128 shares that provided aggregate net proceeds of $142,584. The participants of the Series C preferred stock offering consisted of new and previous investors, including board members and their associated companies, and certain members of management.

In September 2025, the Company and GE Aerospace entered into a Strategic Collaboration Agreement and a Joint Technology Development Agreement to advance hybrid-electric propulsion for next-generation aircraft for a term of 10 years.

In September 2025, the Company entered into a Series C-1 Preferred Stock Agreement to issue 2,620,774 shares of Series C-1 Preferred Stock to GE Aerospace for a total value of $300,000. Additionally, GE Aerospace received the right to designate one member to the Company’s Board. The proceeds are expected to be received in September 2025.

    Shares

Class A Common stock

Prospectus

Morgan Stanley

Goldman Sachs & Co. LLC

BofA Securities

TPG Capital BD, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the SEC Registration Fee, FINRA Filing Fee and NYSE listing fee, the amounts set forth below are estimates.

SEC Registration Fee	$
FINRA Filing Fee
NYSE listing fee
Accountants’ fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Amended and Restated Certificate of Incorporation provides that a director will not be liable to the Company or its stockholders for monetary damages to the fullest extent permitted by the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we intend to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2022 we have made sales of the following unregistered securities:

•

In connection with the Series B Financing, on April 4, 2022, we completed our sale and issuance of an aggregate of approximately 3,634,292 shares of our Series B Preferred Stock for an aggregate value of approximately $374.9 million.

•

In connection with the Series C Financing, from October 24, 2024 through August 20, 2025, we have sold and issued an aggregate of approximately 4.1 million shares of our Series C Preferred Stock for an aggregate value of approximately $469.6 million.

•

In connection with the closing of the Series C-1 Financing, on September  , 2025, we will have sold and issued an aggregate of approximately     shares of our Series C-1 Preferred Stock for an aggregate value of approximately $   .

•

In connection with the closing of the Series C-1 Financing, on September   , 2025, we will have issued warrants to purchase an aggregate of approximately     shares of our capital stock, with an aggregate exercise price of approximately $   .

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Index

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Fifth Amended and Restated Certificate of Incorporation of BETA Technologies, Inc.

3.2*	Form of Amended and Restated Certificate of Incorporation of BETA Technologies, Inc.

3.3*	Amended and Restated Bylaws of BETA Technologies, Inc.

3.4*	Form of Amended and Restated Bylaws of BETA Technologies, Inc.

4.1*	Amended and Restated Investors’ Rights Agreement, by and among BETA Technologies, Inc. and the other parties thereto.

4.2*	Letter Agreement, dated as of September , 2025, by and between BETA Technologies, Inc. and General Electric Company, operating as GE Aerospace.

4.3*	Warrant Agreement, dated as of September , 2025 by and among BETA Technologies, Inc. and General Electric Company, operating as GE Aerospace.

5.1*	Opinion of Kirkland & Ellis LLP.

10.1+#*	Credit Agreement, dated as of December 13, 2023, by and between BETA Technologies, Inc. and the Export-Import Bank of the United States.

10.2*

Leasehold Mortgage, Security Agreement, Assignment of Leases and Rents, and Fixture Filing, dated as of December 21, 2023, by BETA Technologies, Inc. in favor of the Export-Import Bank of the United States.

10.3*	Security Control Agreement, dated as of June 15, 2025, by and between BETA Technologies, Inc. and QIA Industrials Holding, LLC.

10.4†*	BETA Technologies, Inc. First Amended and Restated 2018 Equity Incentive Plan.

10.5†*	Form of BETA Technologies, Inc. 2025 Long-Term Incentive Plan.

10.6*	Form of Indemnification Agreement.

21.1*	List of Subsidiaries of BETA Technologies, Inc.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Kirkland & Ellis LLP (contained in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page of the initial filing of this registration statement).

107*	Filing Fee Table.

*	To be filed by amendment.
†	Management compensatory plan or contract.
+

Certain of the schedules and exhibits to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the U.S. Securities and Exchange Commission upon request.

#

Portions of this exhibit (indicated by “#”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the registrant treats as private or confidential.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Burlington, State of Vermont, on     , 2025.

BETA TECHNOLOGIES, INC.

By:
Name: Kyle Clark
Title: President and Chief Executive Officer

Each person whose signature appears below appoints Kyle Clark and Brian Dunkiel, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

Kyle Clark	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2025

Herman Cueto	Chief Financial Officer (Principal Financial Officer)	, 2025

Mark Hunter	Chief Accounting Officer (Principal Accounting Officer)	, 2025

David Churchill	Chief Technology Officer and Director	, 2025

Charles Davis	Chair and Director	, 2025

John E. Abele	Director	, 2025

Dean L. Kamen	Director	, 2025

Signature	Title	Date

General (RET) James McConville	Director	, 2025

Dr. Martine A. Rothblatt	Director	, 2025

Mike Stone	Director	, 2025